OAO ЮТК
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕ[redacted]ОННАЯ КОМПАНИЯ"

06014577

ул.Карасунская, 66, г.Краснодар,Россия, 3500(
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________________

____

БИК ____________________

Кор. счет ____________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 15.06.2006г № 10.2-2/08-2569

на № __________ от __________

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the material fact.
2. Quarterly report of the Issuer – Public Joint –Stock Company "Southern Telecommunications Company" for the first quarter of 2006.

Please find 341 page enclosed.

Yours faithfully,

A. Litvinov,
Deputy Director-General
"Southern Telecommunications Company" PJSC

Notification on the material facts

"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

1.9. Code (codes) of the material fact (facts)	*0600062A14062006, 0900062A14062006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.

04-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.

4-08-00062-A of 24th November 2005.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).

Federal Service for Financial Markets

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

Coupon interest rate shall be set according to the Decision on the Bond Issue approved by the Company's Board of Directors (Minutes N 11 dated 18 October 2005). The second coupon interest rate of 10.5% per annum was approved by Order N 393 of UTK's Director General dated 14 December 2005.

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.

14 December 2005

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

14 December 2005

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of the second coupon income to be paid on the Issuer's Bonds makes RUR 130,900,000; the second coupon income to be paid under each Issuer's Bond makes RUR 26.18.

2.8. Form of income payment under the Issuer's securities (money, other property).

In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.

14 June 2006

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Total amount of income paid under the second coupon makes RUR 130,900,000.

2.11. The Issuer's obligation and its amount in money terms.

The Issuer's obligations on coupon income payment. Total amount of the secondcoupon income to be paid under the Issuer's Bonds makes 10.5% per annum or RUR 130,900,000;

2.12. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation on the second coupon payment to the Bond Holders is fully executed.

2.13. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.

The Issuer's obligation on the second coupon payment to the Bond Holders is executed in full.

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	(Signature)	A. A. Litvinov
3.2. Date " 14 " June 20 06	Official seal	

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code:	0	0	0	6	2	-	A

For the 1st quarter of 2006

Head quarters: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the given quarterly report shall be disclosed in accordance with the legislation of the Russian Federation on securities

General Director of "UTK" PJSC	________ (signature)	G. A. Romsky Name, second name, surname
" 14 " May 2006		
Chief Accountant of "UTK" PJSC	________ (signature)	T. V. Rusinova Name, second name, surname
" 14 " May 2006 Seal		

Contact person: *Julia Konstantinovna Omelchenko, Head of the section for securities and work with shareholders*

Phone: *(861) 253-02-07*

Fax: *(861) 253-19-69*

e-mail: *ocb@mail.stcompany.ru*

Internet web-site: *http://www.stcompany.ru/investor/openinfo*

CONTENTS

Introduction

1. Issuer's full and abbreviated registered names.

Открытое акционерное общество "Южная телекоммуникационная компания"
Public Joint Stock Company "Southern Telecommunications Company"
ОАО "ЮТК"
"UTK" PJSC

2. Issuer's location address.

66, Karasunskaya Street, Krasnodar, 350000

3. Issuer's contact numbers, e-mail address.

Phone: (861) 253-20-56
Fax: (861) 253-19-69
e-mail: operator@mail.stcompany.ru

4. Internet web-site.

http://www.stcompany.ru/investor/openinfo

5. Essential information about Issuer's outstanding securities.

Kind of securities	Category (type) of securities	Series of securities	Form of securities	Number of placed securities (units)	face value of one security (RUR)	Full name of securities
Shares	Ordinary	-	registered non-documentary	2, 960, 512, 964	0.33	registered non-documentary ordinary shares
Shares	Preference type A	-	registered non-documentary	972, 151, 838	0.33	registered non-documentary preference type A

Kind of securities	Category (type) of securities	Series of securities	Form of securities	Number of placed securities (units)	face value of one security (RUR)	Full name of securities
						shares
Bonds	Interest-bearing	01	documentary pay-to-bearer	1, 500, 000	1, 000	series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	02	documentary pay-to-bearer	1, 500, 000	1, 000	series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	03	documentary pay-to-bearer	3, 500, 000	1, 000	series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	04	documentary pay-to-bearer	5,000,000	1,000	series 04 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody

6. Other information

No such information

7. The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about the persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who have signed the quarterly report.

1.1. Persons forming the Issuer's governing bodies.

The Issuer's governing body	Name, surname	Year of birth
Personal membership of the Issuer's Board of Directors:	Kuznetsov Sergei Ivanovich (Chairman)	1953
	Belyaev Konstantin Vladimirovich	1968
	Vasilyev Mikhail Borisovich	1954
	Veremianina Valentina Fyodorovna	1966
	Gavrilenko Anatoly Anatolievich	1972

The Issuer's governing body	Name, surname	Year of birth
	Zabuzova Elena Viktorovna	1950
	Kulikov Denis Viktorovich	1975
	Panchenko Stanislav Nikolaevich	1945
	Romsky Georgy Alekseevich	1956
	Chechelnitsky Eugheny Aleksandrovich	1973
	Yuriev Vladimir Pavlovich	1946
Personal membership of the Issuer's collegiate executive body (Management Board).	Romsky Georgy Alexeevich (Chairman)	1956
	Devyatkina Lyudmila Ivanovna	1955
	Kondrakov Denis Yurievich	1977
	Krasulya Lyudmila Nikolaevna	1956
	Litvinov Andrey Alexandrovich	1973
	Lyakh Dmitry Georgievich	1978
	Martynenko Nikolay Vladimirovich	1971
	Moskalev Valeriy Anatolievich	1962
	Poyarkov Yevgeni Nikolaevich	1943
	Prokofieva Irina Viktorovna	1968
	Roitblat Alexander Markovich	1947
	Rusinova Tatyana Viktorovna	1958
	Statuev Vladislav Andreevich	1956
The person acting as the Issuer's individual executive body (General Director):	Romsky Georgy Alekseevich	1956

1.2. Information about the Issuer's bank accounts

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Joint-stock commercial bank, Savings Bank of the Russian Federation (Open Joint –Stock Company)	Savings Bank of the Russian Federation OJSC	19, Vavilova Str., Moscow, 117997	7707083893	40702810330010405048, 40702810230000100123, 40702810530000100124, 40702810830000100125, 40702810130000100126, 40702810430000100127, 40702810730000100128, 40702810030000100129	settlement	040349602	3010181010000000006
Joint-stock commercial bank "Rosbank" (open Joint –Stock Company)	OJSC AKB "Rosbank"	11, Masha Poryvaeva Str., Moscow, 107078	7730060164	40702810110020010593	settlement	040349796	3010181010000000007
Open joint-stock company "Alfa-bank"	OJSC "Alfa-bank"	27, Kalanchevskaya Str., Moscow, 107078	7728168971	40702810600160000618	settlement	040349570	3010181030000000005

1.3. Data on Issuer's Auditor (Auditors)

Full name: *"Ernst and Young" Company with Limited Liability*

Abbreviated name *"Ernst and Young" LLC*

Location: *building 1, 77, Sadovnicheskaya nab., Moscow, Russian Federation, 115035*

Tel: *(095) 755-97-00*

Fax: *(095) 755-97-01*

Data on Auditor's license:

No. of license for auditing: *E002138*

Date of issue: *30.09.2002*

Period: *till 30.09.2007*

Authority issuing the license: *Ministry of Finance of the Russian Federation*

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) statements: *2005*

Factors that may have influence on independence of the auditor on the issuer including information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials) as well as measures that have been taken by the Issuer and the auditor to reduce the influence of the said factors:

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: *none*

Granting loans and credits by the issuer to the auditor (auditor's officials):

no loans or credits have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.):

None

Immediate family members:

None

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Pursuant to the Law "On Audit" № 119-FZ of 07.08.2001 audit shall not be performed by:

1) ***auditors being founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements;***
2) ***auditors being immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements (their parents, spouse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law);***
3) ***auditing companies whose executive officers and other officials are founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements;***
4) ***auditing companies whose executive officers and other officials are immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements (their parents, spouse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law);***
5) ***auditing companies in relation to audited persons being their founders (participants), in relation to audited persons of whom these auditing companies are founders (participants), in***

relation to affiliates, branches and representative offices of the indicated audited persons as well as in relation to the companies having the same founders (participants);

6) *auditing companies and auditors who provided services on accounting and making financial reports to natural and legal entities – in relation to such persons - until three years after provision of such services.*

Terms and size of compensation to be paid to auditing companies and individual auditors for performing audit (including mandatory one) and providing auxiliary services shall be determined in the Agreements on providing audit services and may not depend on the results of the audit.

Measures undertaken by the Issuer and the Auditor to reduce the effect of the specified factors: ***due to absence of factors which may influence the auditor's independence from the Issuer, the Issuer and the Auditor undertook no such measures. The main action undertaken by the Issuer for non-occurrence of the specified factors was inclusion of conditions of the Auditor's independence from the Issuer into the conditions of rendering audit services.***

Issuer's auditor selection procedure:

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial statements.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.

On March 3, 2005 the Board of Directors of the Issuer approved the Provisions on the procedure for holding a contest for selection of an auditing company for performing audit of accounting procedures and financial statements of "UTK" PJSC. These Provisions will be applied in 2006.

At the session of the Audit Committee of UTK's Board of Directors held on May 11, 2005 Ernst and Young LLC was proposed to be appointed the Auditor of "UTK" PJSC for 2005.

The auditor is to be approved by the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors.

Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the authorized capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should a proxy sign the request, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:

Under Agreement № 1IS/2005-268 of 04.10.2005 LLC «Ernst and Young» performed audit of the Company's 2005 financial statements according to Russian Accounting Standards.

Procedure of determining the auditor's compensation:

Size of compensation to be paid to auditor shall be determined by the Issuer's Board of Directors.

Any postpones or outstanding payments for services provided by the auditor:

No postpones or outstanding payments for services provided by the auditor.

1.4. Data on the Issuer's Appraiser

No Appraiser in the reporting period.

1.5. Data on the Issuer's Consultants

Full name: **Closed joint-stock company "AVK Investment Company"**
Abbreviated name **CJSC "IK AVK"**

Place of business: **1, Uritskogo pavilyon, Pushkin, St. Petersburg, 196605, Russia**
TIN: **7820002270**
Telephone: **(812) 230-77-33**
Fax: **(812) 237-06-50**
e-mail: **postmaster@avk.ru**
Internet site: **www.avk.ru**

Licenses:
License of a professional participant of the securities market for dealership:
No of the License: 178-03343-010000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

License of a professional participant of the securities market for brokerage:
No of the license: 178-03255-100000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

Services provided by the consultant:

- ***preparation of documents which may be needed by the Issuer for the state registration of a Bond issue including:***
- ***preparation of the text of the Decision on the bond issue for its registration by the registering authority;***
- ***preparation of the text of the Prospectus of Bonds for its registration by the registering authority;***
- ***preparation of the text of the Report on the results of the bond issue Bonds for its registration by the registering authority***
- ***consulting on the issues related to its authorized bodies taking all decisions required for organization of the bonds issue in compliance with the legislation of the Russian Federation, for disclosing information by the Company in connection with organization of the Bonds issue, for preparing the Decision on the securities (bonds) issue and the Offering Circular and the Report on the results of the bonds issue***

- consulting on the matters related to making up a package of documents for the registration of the Decision on the bonds issue, of the securities (bonds) Offering Circular and of the Report on the results of the bonds issue

- ***Provision to the Issuer of other services to be provided by the securities market participants rendering financial consulting services in the securities market as of the date of making the Contract, according to the Resolution of the Federal Financial markets Service of Russia dated March 16, 2005 №05-4/pz-n. Among other, the Financial Consultant may provide the Issuer with the following services:***
- ***signing the Offering Circular of the Issuer***
- ***control of observance of federal laws and other legal acts of the authorized registration authority, including monitoring of disclosing information on taking the Decision on the Bond Placement and on approval of the Decision on the Bond Issue;***
- ***signing the Report on the results of the bond issue.***

1.6. Data on Other Parties Who Have Signed the Quarterly Report

Only the officials of the Issuer have signed quarterly report for the accounting period

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

Key financial highlights

Index	Calculation procedure	Reporting period						
		2001	2002	2003	2004	2005	1Q2006	1Q2005
Net assets, RUR	According to the order established by the Ministry of Finance of the Russian Federation and the Federal commission for joint-stock companies	2,914,654,000	10,419,727,000	12,766,438,000	12,756,680,000	12,883,366,000	13,204,695,000	12,535,231,000
Borrowed funds to the capital and reserves ratio, %	(Long-term liabilities as at the end of the accounting period + Short-term liabilities as at the end of the accounting period) / Capital and reserves as at the end of the accounting period x 100	46.98	60.68	147.89	249.11	246.99	233.63	252.91
Short-term liabilities to the capital and reserves ratio, %	Short-term liabilities as at the end of the accounting period / Capital and reserves as at the end of the accounting period x 100	28.31	48.02	82.26	123.47	146.57	143.99	124.27
Coverage of debt service, %	(Net profit for the accounting period + depreciation charges for the accounting period) / (liabilities subject to repayment in the accounting period +Interest payable in the accounting period) *100	38	246	39	18	41.25	3.20	11.00
Overdue debt level	Overdue debt as at the end of the accounting period / (Long-term liabilities as at the end of the accounting period + Short-term liabilities as at the end of the accounting period) x 100	3.26	7.14	2.75	2.12	2.47	2.56	1.75
Turnover rate of accounts receivable, times	Revenue from sale of goods, products, works, services less value added tax, excises and similar taxes and obligatory payments / (accounts receivable as at the end of the accounting period – debts of participants (founders) under contributions in the charter capital as at the end of the accounting period	13.12	7.89	8.97	11.54	13.91	1.92	3.19
Portion of dividends in profits, %	(Ordinary dividend based on the results of the completed fiscal year) / (Net profit of the completed fiscal year – preferred dividend of the completed fiscal year) x 100	85.62	17.1	24.72	11.11	9.96	Not applicable	Not applicable
Labor productivity, RUR per	(Revenue) / (Average number of employees (workers) on payroll	223,513.43	247,572.48	329,493.24	425,873.25	481,469.49	114,028.30	110,668.62

Index	Calculation procedure	Reporting period						
		2001	2002	2003	2004	2005	1Q2006	1Q2005
employee								
Depreciation charges to revenues ratio, %	(Depreciation charges) / (Revenue) x 100	6,28	7,32	7,93	9,99	12,60	15,47	13,08

The above indexes were calculated by the method recommended by the Provisions №03-32/ps on information disclosure by the issuers of emissive securities approved by the Order of the RF FFMS № 05-5/pz-n of March 16, 2005.

Analysis of the Issuer's creditworthiness and credit risk level as well as its financial position based on economic analysis of the specified indexes' dynamics:

Net assets value is the basic parameter of a company's financial stability. In the analyzed period (2001 – 1Q2006) net assets value had an upward trend. In 2005 net assets increased by 1 % over 2004, in 1Q2006 net assets was up 5.34% over 1Q2005. As of 31 March 2006 net assets considerably exceeded the size of the authorized capital of the Issuer (by 10 times).

The next two indexes characterize a company's dependence from borrowings. The borrowed funds-to-capital and reserves ratio (financial dependence ratio) shows the borrowed funds amount per 1 ruble of the company's equity capital. The percentage of borrowed capital in the structure of Company's liabilities was constantly growing in 2002-2004. In 2005 this index decreased by 0.85% over 2004, in 1Q2006 it was down 7.62% over 1Q2005. The Company made intensive borrowings to finance investment projects being under realization.

Growth of borrowed funds to the capital and reserves ratio in the period 2002-1Q2006 can be explained by the necessity of bank crediting of large-scale projects on digitization of telecommunications networks and development of new technologies.

Index "debt service coverage" from internal sources of financing is rather weak. In 2005 it decreased by 53% over 2004. This index was down from 11% in 1Q2005 to 3.2% in 1Q2006.

The index "overdue debt level" should tend to zero, showing that a company is "healthy" and able to repay its debts without significant delay. During the analyzed period this parameter was considerably reduced. Only in 2005 it increased by 0.35 percentage points, and by 0.09 p.p. in 1Q2006.

Accounts receivable turnover rate shows increases and decreases in trade credit granted by a company. This indicator made up 13.91 times in 2005 and 1.92 times – in 1Q2006.

The portion of dividends in 2005 profit was down 1.15 p.p. over 2004. It can be explained by essential reduction of net profit in 2005 due to increased interest expenses caused by active borrowings for realization of the Issuer's 2003-2005 investment program.

Labor productivity is an the important indicator describing volume of products output per one employee. During five analyzed years labor productivity index had an upward trend due to improvements in employees' professional skills and introduction of new production technologies.

2005 Labor productivity increased by 13.05% or by 55,596 rubles per employee over 2004.

1Q2006 Labor productivity increased by 3.04% or by 3,360 rubles per employee over 1Q2005.

Depreciation to revenue ratio has been constantly growing in 2001-1Q2006 due to great amount of PP&E put into operation.

2.2. The Issuer's Market Capitalization

Market capitalization of the Issuer for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years and on the expiry date of the last complete accounting period:

Date	Market capitalization, USD*	Rate of exchange**
31.12.2000	112,093,230*	28.1600
31.12.2001	79,637,115*	30.1400
31.12.2002	258,739,486*	31.7844
31.12.2003	347,793,753*	29.4545
31.12.2004	279,433,761*	27.7487
31.12.2005	509,571,835**	28.7900
31.03.2006	600,585,000*	27.7626

** - according to RTS stock exchange;*
*** according to MICEX stock exchange .*

The Issuer's market capitalization shall be calculated as the product of the number of shares of a corresponding category (type) multiplied by the market price of one share disclosed by the organizer of trade in the securities market. Market capitalization is calculated by the method for determining the Issuer's market capitalization recommended by the Provisions №05-5/pz-n on information disclosure by the issuers of emissive securities approved by FFMS of Russia.
Market price shall be calculated in accordance with RF FCSM Decree № 03-52/ps of 24.12.2003 taking into account requirements for organizers of trade set forth in FFMS Order № 04-1245/pz-n of 15.12.2004.

As at 31 December 2004 there was no data on market price of Issuer's ordinary and preference shares. Thus, the Issuer's market capitalization is calculated as a product of the number of shares of the corresponding category (type) and the weighted average price of one share of this category (type). The weighted average price of one share is calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange in the month preceding the expiry date of the last reporting quarter, or in the last month of each complete financial year for which the Issuer's market capitalization is specified. If less than 10 transactions are concluded during the specified month, the average weighted price of one share shall be calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange during the specified month and two preceding ones. If less than 10 transactions are concluded during the abovementioned three months, the average weighted price of one share shall not be calculated.

2.3. Issuer's Liabilities

2.3.1. Accounts payable

Description	2001	2002	2003	2004	2005	1Q2006
Accounts payable – total, RUR ths	1,163,653	6,011,534	18,203,587	30,513,194	29,044,891	27,981,707
Overdue accounts payable, RUR ths	42,535	443,986	507,663	655,849	765,774.01	768,692.39

Kind of overdue debts:

The outstanding debt to Vneshtorgbank under the agreements № 109-1-1-27 of 19.06.1996, № 56-1-1-27 of 21.03.1995, № 113-1-1-27 of 19.06.1996, № 223-1-1-27 of 10.07.1997, № 53-1-1-27 of 21.03.1995, № 207-1-1-27 of 10.07.1997, № 148-1-1-27 of 02.12.1996, № 66-1-1-27 of 21.03.1995, №

67-1-1-27 of 12.03.1995, № 225-1-1-27 of 10.07.1997, № 108-1-1-27 of 19.09.1996, № 143-1-1-27 of 02.12.1996.

Reason for non-execution of obligations: ***default of 1998***

Consequences that have already occurred or may occur in the future due to non-execution of its obligations:

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 796,951 thousand rubles as of 31 March 2006.

Sanctions imposed on the Issuer: ***none***

Term (proposed term) of the overdue debts' repayment:

As of 31 March 2006 total amount of debts due to Vnesheconombank is reflected in the financial accounts as a portion of short-term debts. The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

Structure of the Issuer's payables as of 31 December 2005

Payables	The term of payment	
	Less than 1 year	More than 1 year
Accounts payable to suppliers and contractors, RUR	4,009,617,882	3,220,315,943
Including overdue payables, RUR		x
Accounts payable to the Company's employees, RUR	143,065,609	0
Including overdue payables, RUR		x
Accounts payable to budget and government out-of-the-budget funds, RUR	374,598,924	50,171
Including overdue debts, RUR		x
Credits, RUR	3,539,747,867	3,675,276,954
Including overdue debts, RUR	765,774,009	x
Loans, total, RUR.	8,382,720,190	4,756,020,537
Including overdue payables, RUR		x
Including bonded debts	7,257,533,863	4,500,000,000
Including overdue bonded debts, RUR		x
Other accounts payable, RUR	943,476,620	0
Including overdue payables, RUR		x
Total debt, RUR	**17,393,227,092**	**11,651,663,605**
Including overdue debts, RUR	765,774,009	x,

Structure of the Issuer's payables as of 31 March 2006

Payables	The term of payment	
	Less than 1 year	More than 1 year
Accounts payable to suppliers and contractors, RUR	3,168,973,571	2,846,729,642
Including overdue payables, RUR		x
Accounts payable to the Company's employees, RUR	154,183,385	0
Including overdue payables, RUR		x
Accounts payable to budget and government out-of-the-budget funds, RUR	435,199,485	50,171
Including overdue debts, RUR		x

Payables	The term of payment	
	Less than 1 year	More than 1 year
Credits, RUR	3,603,254,270	3,123,774,889
Including overdue debts, RUR	768,692,395	x
Loans, total, RUR.	8,593,973,936	4,544,212,318
Including overdue payables, RUR		x
Including bonded debts	7,259,154,076	4,500,000,000
Including overdue bonded debts, RUR		x
Other accounts payable, RUR	1,511,355,436	0
Including overdue payables, RUR		x
Total debt, RUR	**17,466,940,083**	**10,514,767,020**
Including overdue debts, RUR	768,692,395	x,

Creditors, the debt to which is at least 10 per cent of the total debt:
Full and abbreviated registered names: Open Joint –Stock Company "RTC-LEASING" / OJSC "RTC-LEASING".
Location: building 2A, 42 Schepkina Str., Moscow, 129110
Accounts payable as of 31.12.2005: 5,025,308 ths rubles
Accounts payable as of 31.03.2006: 4,583,694 ths rubles
Accounts payable overdue: none
This creditor is not the Issuer's affiliated person.

2.3.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years, and effective on the expiry date of the accounting period, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 5 or more per cent of the value of net assets of the Company, as well as of other credit or/and any agreements of loan that the Issuer considers material:

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date	Any delay in execution of liabilities
31.12.2001 – No such liabilities				
31.12.2002 – No such liabilities				
31.12.2003				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2004				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2005				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	none
31.03.2006				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	none

Information on execution of the liabilities under each bond issue which total par value makes 5 and more percent of the balance sheet value of net assets of the Company as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue, and in case the bond placement is not completed or the state registration of the Report on the results of the bond issue is not effected for any other reasons, - as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue.

Description of the bond issue	Date of the state registration of the Report on the results of the bond issue	Total par value of the bond issue, RUR ths	Balance sheet value of the net assets of the Issuer, RUR ths	Share of total par value of the bond issue in the balance sheet value of the net assets, %	Maturity date	Any delay in execution of obligations
series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	21.10.2003	1,500,000	25,387,823	5.91	Three years / 14.09.2006	None
series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	11.11.2004	3,500,000	40,724,263	8.59	Five years / 10.10.2009	None
series 04 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	12.01.2006	5,000,000	43,473,271	11.50	Four years / 09.12.2009	None

* - *Balance sheet value of the* ***net assets*** *of the Issuer is recorded as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue.*

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Description	2001	2002	2003	2004	2005	1Q2006
Issuer's liabilities of security granted to third parties, total, RUR ths	-	313,590	2,173,977	3,573,365	4,961,886.00	0.00
Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of a pledge or surety, ths RUR:	-	313,590	2,173,977	3,573,365	20,672.49	5,365.00

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of security or surety, the amount of which would exceed 5 % of the Company's assets: ***this type of security was not granted***

2.3.4. Other liabilities of the Issuer.

The Issuer's agreements including urgent transactions not reflected in the balance sheet that may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

Series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody:

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds***.

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets.***

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

Series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody:

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds***.

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets.***

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

Series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody:

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds***.

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets, development of existing telecommunications facilities and acquisition of new ones, modernization of telecom equipment, increase of its digitization level and development of new telecom services.***

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

Series 04 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody:

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds***.

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for debt optimization and smoothing of the peak payments under the Issuer's liabilities.***

The funds obtained from placement of the Company's 04-series bonds were used for optimization of the debt structure and its partial repayment.

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)

2.5.1. Sector risks

The level of a competition in the Russian market of telecommunication services steadily grows. In spite of the fact that the market of fixed telephone services is shared among 7 inter-regional consolidated telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe strengthening of competition with alternative operators in the sphere of providing new telecom services and services of long-distance telephony. There is a risk of reduction in revenues from long-distance telephony as a result of termination of the traffic of alternative operators via IP-channels by the telecom operators connected to "UTK" PJSC. Market position of fixed telephony is weakening due to growth of the cellular market. According to 2004 preliminary results share of cellular services in total revenues of regional telecom market has made 51.5%. One of the major factors of uncertainty still remains a tariff reform, character and terms of which remain unclear.

Deterioration of the market position of the Company can be caused by the following factors:

- *decrease in demand for services by the business sector in case of possible change of world prices for energy resources and non-ferrous metals;*
- *general downfall of the production volumes and economic growth impairment;*
- *the ruble devaluation rate exceeding the tariff growth rate, which would result in a significant increase of negative exchange rate margins and more expensive currency debt service;*
- *higher competition in the mobile communication sector by the largest mobile operators (OJSC "MTS", OJSC "MegaFon", OJSC "Vympelcom"). We consider this risk to be the most essential of sector risks in the long term;*
- *higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels;*
- *economic risks typical for the Russian Federation in general, including predictable revisions of legislation resulting in lower earnings of the Issuer or in a stricter taxation procedure for income on securities.*

In case of unfavorable development of the situation in the region the Issuer plans to:

- *optimize its operating costs structure;*
- *reduce enterprise's expenses, including reduction and revision of Issuer's investment program;*
- *change the structure of provided services in order to maximize the profit.*

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. The portion of imported equipment or its component parts is significant. So, change in prices for such equipment may affect the Issuer's business.

Generally, influence of sector risks on the Issuer's business is estimated as moderate. Due to the Company's consolidation, "UTK" PJSC has obtained an opportunity to use unified infrastructure and technical means of the South of Russia, that allows to provide customers with the broadest range of telecom services in the regional market, as well as to develop inter-regional communication networks in order to reduce the cost of services and to increase profitability.

Though sector risks are unlikely to occur, the specified risks may result in decrease of the Issuer's revenues that will have an adverse effect on its paying capacity and fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market). Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted

cross-subsidizing. In particular, within the framework of reform of pricing of telecom services, local tariffs are to be increased and cross-subsidy of local telephony at the expense of long-distance services is to be eliminated. Work on improvement of tariff policy is carried out by holding of Svyazinvest together with Ministry of information technologies and communications of the Russian Federation and Federal Antimonopoly Service.

According to the active laws, the rates for services of operators recognized as natural monopolists are subject to regulation by the RF antitrust authorities. According to the law, interregional communication operators are natural monopolists, and their business is subject to regulation by antitrust authorities.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability.

According to the new law "On communication", universal communication services are guaranteed in the RF. A universal service operator to be named in a bidding shall provide a universal communication service. Where no applicants are available, an operator having a material standing in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In this case, the operator may not deny the duties assigned thereto. The "universal service" mechanism is to be introduced in the Russian Federation in 2006.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities, and will require sizeable investments from the operator. The law "On communication" defines the mechanism ensuring recovery of losses to a universal service operator. However, such a mechanism has not been developed so far. There is a risk for future universal service operators of delayed and incomplete refunding of their losses, which would entail growing accounts receivable and lower profitability of the operator's business. When the universal communication service is introduced, all active communication operators in the RF will have to make regular deductions to the universal service reserve. However, the industrial regulatory documents do not describe the mechanism of calculation or revision of the size of such deductions, which means a risk for communication operators.

Since the beginning of the year results of biddings on provision of universal services in Tyva Republic, Khakassia Republic, Altay Republic, Altay kray, Arkhangelsk, Astrakhan, Belgorod, Kaliningrad, Rostov and Tula regions have been summed up. "UTK" PJSC won 3 lots in the biddings on provision of universal telephone services provided from payphones in Rostov region. "Global Teleport" CJSC and FGUP "Pochta Rossii" were other participants of the bidding. According to the bidding condition companies are obliged to conclude agreements with the Federal Communications Agency within 20 days and to start provision of services no later than six months after the date of summing-up the results of a bidding.

2.5.2. National and regional risks

Main factors of national risks are the following:

- *imperfection of the legislation regulating economic relations;*
- *inefficiency of judicial system;*

Economic situation in Russia may become worse in case of the following material changes: drastic changes of national currency exchange rate that may result in reduction of the number of industry and agricultural enterprises of all forms of ownership operating in the district, growth of unemployment, decrease in the solvent demand of population. Such succession of events would result in suspension of the Issuer's investment program, decrease in volume of telecommunications services provided by the Issuer in the territory of the Southern federal district, and slowdown of revenue base growth.

Results of the elections to the State Duma and the presidential elections in Russia held on March 14, 2004 allow to predict with confidence that economic, legal and other reforms in the country will be

continued that will result in increase in political and economic stability. In connection therewith we can speak about the essential downtrend of national risks. Their effect on the Issuer's economic operations can be recognized immaterial in the intermediate- term prospect.

International rating agency Moody's has raised rating of Russia from "Baa3" to "Baa2" due to increase in gold and exchange currency reserves and stabilization fund expansion. The outlook remains stable for the nearest 3-5 years. Analytics consider, that the rating growth will not effect materially the Russia economy.

At present the Company can effect banking transactions with limited number of solvent Russian banks as the Russia banking system has not been well developed still, and new bank crisis may restrict essentially the Company's liquidity, having crucial effect on its financial standing and performance results.

Regional risks should be estimated as more significant, than national ones due to the fact that the Issuer operates in the territory of Northern Caucasus, which is the most politically unstable region of Russia.

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. There is a risk of armed conflicts in Northern Caucasian republics and, therefore, faulty operation of cellular operators, serving the territory, and increase in traffic volume passing through UTK's communication networks. In case of emergency all communication facilities will be under strong protection of security service of "UTK" PJSC and FGUP "Svyaz -Bezopasnost". However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for development of business. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens an integrated risk parameter of SFD.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations.

The territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of consequences of acts of nature related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

In case of any deterioration of the situation in the district, the Issuer will fulfill its obligations under securities at the expense of its operating profit and, if necessary, it will attract commercial bank credits for that purpose.

On the basis of the abovementioned facts we can make a conclusion about the moderate level of regional risks.

2.5.3. Financial risks

Risks associated with change of interest rates, exchange rate of foreign currencies (in connection with the Issuer's operations or hedging carried out to reduce adverse results of the above-stated risks):

The situation in the credit market is characterized by stable interest rates having an insignificant downtrend that allows to speak about the insignificant risks connected with change of interest rates.

Interest rates of commercial banks being reduced, the Issuer undertakes measures on change of conditions of the current credit contracts and agreements relating to reduction of cost of credits, as well as on advanced repayment of costly credits.

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.

Influence of the change of the exchange rate on the financial condition of the Issuer (its liquidity, sources of financing, performance results) (currency risks):

A certain part of expenses and liabilities of the Issuer is nominated in US dollar and Euro (0.44% and 4.34 % respectively as of March 31, 2006). The risk remains that rate of growth of tariffs will lag behind rates of falling of a ruble exchange rate. In case of a decrease of the ruble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency in case of sharp devaluation of ruble of the Russian Federation in relation to US dollar and euro. In addition, the Issuer takes measures on decrease of the share of a debt in foreign currency in structure of a credit portfolio.

Should a dollar exchange rate increase, the Issuer will replace obligations nominated in US dollar with ruble obligations.

During the last years the inflation rate in Russia has been decreasing. In 2002 the inflation rate was 15.1 %, in 2003 – 12 %, in 2004 – 11.6 %, in 2005 – 10.9%. The RF Ministry of Finance predicts that in 2006 the inflation rate will be the lowest in the newest history of Russia (8 – 9%).

From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices. Therefore, in case of the inflation rates increasing to critical 25%, the Issuer intends to take actions to restrict the cost increase, to cut down the accounts receivable, and to reduce their average periods.

Indicators of the financial reporting of the Issuer most subject to financial risks:

In the Issuer's opinion, main financial indicators of the Issuer - profit and cost price of services - are most subject to influence of the financial risks listed herein. Financial risks have a minimum effect on revenues. Probability of financial risks listed herein (sudden change of exchange rates, inflation, growth of interest rates) is estimated by the Issuer as low for the nearest years. Nevertheless, should such risks occur, cost price of services provided and reduction of profit are possible and it can be compensated by tariff growth and decrease in volume of borrowed funds.

Risks influencing the financial indicators of the Issuer	**Probability of their occurrence**	**Changes in financial reports**
Change of interest rates	Low	Change of interest rates may influence the Issuer's policy on debt management
Change of the exchange rate	Low	Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.
Inflation	Low	Inflation may result in increase of expenses of the Company (because of the increased prices of fixed assets, materials, works and services of outsider organizations)) and, as a consequence, in a drop in profits of the Issuer and, respectively, in the

Risks influencing the financial indicators of the Issuer	Probability of their occurrence	Changes in financial reports
		profitability of its business. Besides, growth of inflation will lead to an increase in the borrowed funds value for the Issuer, which may result in shortage of the Company's working capital.

2.5.4. Legal risks

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. In this connection we describe legal risks only for domestic market.

Risks of change of currency exchange regulations:

Risks connected to change of currency exchange regulation are minimal in the Issuer's opinion. Risks connected to the change of the currency exchange legislation are being reduced due to the current policy on liberalization of currency exchange regulation.

Risks of change of tax legislation:

1. Federal law No. 137-FZ "On Amending Some Legislative Acts of the Russian Federation and Declaring Some Provisions of the Legislative Acts of the Russian Federation Invalid Due to the Implementation of Measures Aimed at Modernization of Administrative Procedures for the Disputes Settlement" dated November 4, 2005 has become effective since January 1, 2006.
This Law
1) expands authority of tax bodies related to:
a determination whether a taxpayer is guilty or not of tax violations; establishment of the circumstances significant for determination of liability for violations: mitigating and aggravating (Articles 108, 112 of the RF Tax Code);
b out-of-court procedure for levying tax penalties from organizations and individual entrepreneurs (Article 103.1 of the RF Tax Code);
2) defines the procedure for levy of underpaid amounts on insurance payments, penalties and penalizing interest based on the decisions of regional bodies of the Russia Pension Fund including indisputable levy of penalties and underpaid amounts and penalizing interest (Article 25.1 of Federal Law N 167-FZ of 15.12.2001);
3) enables the Russia Pension Fund bodies to settle disputes with payers (Articles 25, 25.1 of Federal Law N 167-FZ of 15.12.2001);

2. Article 1 of Federal law № 139-FZ of 11.11.2003 "On making addition in the second part of the Tax code of the Russian Federation and making amendments and additions in Article 20 of the Law of the Russian Federation "On Tax structure in the Russian Federation", as well as on declaring invalid legal acts of the Russian Federation regarding taxes and dues" has become effective since January, 1 2004. Item 30 "Property Tax of organizations" has been added to chapter IX of the second part of the Tax Code of the Russian Federation.

3. Article 27 of the second Part of the Tax Code of the Russian Federation (purchase tax) has become ineffective since January 1, 2004 – Federal Law № 148-FZ of 27.11.2001.

4. Since Customs Code of the Russian Federation had come into force from January 1, 2004, corresponding amendments were introduced in Parts I and II of the Tax Code of the Russian Federation as well as into Federal Law № 120-FZ of 21.11.1996 "On Accounting (article 438 of Federal law № 61-FZ of 28.05.2003).

5. Pursuant to the Decree of the Government of the Russian Federation № 84 of 16.02.2004, amendments were introduced into the Rules of book-keeping of invoices, books of records of purchases and sales when calculating value-added tax, approved by the Decision of the Government of the Russian Federation № 914 of 02.12.2000.

In case of observance and correct application of norms of the above-stated legal acts the Issuer has no risks related to its activity.

Russian tax legislation is subject to varying interpretations and frequent changes. Recent events in the Russian Federation show that the interpretation of the tax legislation by the tax authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

Recent court decisions of various degrees of jurisdiction of the Russian Federation on privatization and taxation matters casting doubt on some law interpretations, that has been universally accepted until recently, increase risk of possible trials for many Russia companies, including the Issuer.

The Issuer's management believes that the corresponding provisions of the current law are interpreted by it correctly, and the position of the Company in respect to law observance is most likely to remain intact. At the same time it is highly probable that the current opinions of the Issuer's management in respect of some law interpretations and taxation mattes can be later on considered by the state fiscal bodies as not having sufficient ground. Financial (accounting) reports does not contain corrections which may be needed due to such uncertainties and opinions of the Issuer.

Risks associated with change of customs laws and duties:

New Customs Code of the Russian Federation has come into force from January 1, 2004 approved by Federal Law № 61-FZ of 28.05.2003.

Customs Code of the Russian Federation approved by Supreme Soviet of the Russian Federation № 5221-1 of 18.06.93 remains in force regarding items 6, 8 of Article 110, Articles 114, 116 as well as Article 119 (regarding customs duties), which will remain effective till January 1, 2006.

Normative legal acts of the State Customs Committee of Russia, issued with a view of realization of the new Customs code of the Russian Federation were listed in the letter of the State Customs Committee of the Russian Federation № 14-10/7236 of 27.02.2004 "On coming into force, including in I quarter of 2004, of normative legal acts of the State Customs Committee of Russia issued with a view of realization of the Customs code of the Russian Federation". It is also noted that prior to coming into force of normative legal acts of the State Customs Committee of Russia issued with a view of realization of new edition of the Customs code of the Russian Federation, normative and other legal acts of the State Customs Committee of Russia, issued before 31.12.2003 remain valid in the part not contradicting new edition of the Customs code of the Russian Federation.

Regulations of the Central Bank of the Russian Federation № 258-Å "On the procedure for providing to the authorized banks documents and materials confirming legality of currency transactions effected with non-residents under international contracts by residents, and the procedure of the control over currency transactions by the authorized banks " effective since June 1, 2004 are specified among the statutory acts that have come into force.

As the most part of acquired telecommunications equipment is imported or made of component parts of foreign manufacture, change of the customs Rules and customs duties can result in certain risks for the Issuer associated with rise in prices of acquired equipment.

Russian customs legislation is subject to varying interpretations and frequent changes. Recent events in the Russian Federation show that the interpretation of the customs legislation by the customs authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

New Customs code has reduced the risks associated with the procedures of customs registration and customs supervision. The new code is based on the provisions of the new edition of Kyoto treaty on simplification and harmonization of customs procedures; it eliminates contradictions and discrepancies of the provisions of the previous Customs code with civil, tax and administrative legislations.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included):

The main risks are connected with regulatory uncertainty in the telecommunications sector due to new Federal Law "On Telecommunications" effective since January 1, 2004.

A number of statutory acts regulating licensing of telecom services is under development stage, and the existing by-laws do not fully correspond to the requirements of the new law. At the moment the management of the Issuer cannot predict the effect these risks on the Issuer's business.

Risks of changes in judiciary practices on the matters relating to the Issuer's activity (including on licensing matters) which can have an adverse effect on its performance results as well as the results of the current litigations in which the Issuer is a participant:

Changes in court practices on the matters relating to the Issuer's activity are possible due to coming into force of the new law "On Telecommunications". Such changes in court practices are possible in favor of both the Issuer and its opponents. There is also a risk of occurrence of new kinds of litigations.

Changes in court practices on the matters relating to the Issuer's activity cannot affect essentially its performance results, as well as the results of the current lawsuits of the Issuer with the third parties as the current lawsuits have no adverse effect on the Issuer's core activity (volume of claims against the Issuer under the existing lawsuits is insignificant in proportion to its total turnover).

At present main legal risks are associated with uncertainties in legal regulation of separate kinds of services and conditions of economic activities in the telecommunications sector after coming into force since January 01, 2004 of Federal law № 126-FZ "On Telecommunications". More than 30 statutory acts regulating various operations in the sphere of rendering telecom services should be developed and accepted in connection with the new Law. But till now such statutory acts are under development stage, and the existing by-laws do not fully correspond to the requirements of the new law.

2.5.5. Risks connected to the Issuer's activity

Company-specific risks, including:

Risks related to the current litigations in which the Issuer is a participant:

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 796,951 thousand rubles as of March 31, 2006.The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

In 4Q2005 "UTK" PJSC registered a claim in the arbitration court contesting the decision of tax bodies, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005. The hearing of the case has been postponed to 24 July 2006.

Similar tax claims were received by "Dalsvyaz" OJSC and "CenterTelecom" OJSC. Analysts believe that the problem belongs not to the Company but to the telecommunication sector and should be solved at the corresponding administrative level.

Risks concerning a possibility of prolongation of the Issuer licenses:

In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of "UTK" PJSC licenses expires at different times in the range of the years 2005 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. "UTK" PJSC has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of

communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks concerning a possibility of prolongation of the Issuer's licenses for use of objects having limited circulation (including natural resources):

At present such risks are considered as minimal.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

Total amount of liabilities of the Issuer for third parties' debts, including in the form of a pledge or a guarantee, makes 4,961,886 ths rubles as of 31 March 2006.

Risks related to liabilities of the Issuer for the debts of its subsidiaries are minimal, as the Issuer has no right to give obligatory instructions for subsidiaries (such right is not stipulated by the charters of subsidiaries or by the contracts with them).

Risks associated with possible loss of customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services):

There are no customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services). Therefore, there are no risks associated with possible loss of such customers.

Other risks:

Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers amounted to 553,859 ths rubles as of 31 December 2005 and 552,866 ths rubles as of 31 March 2006. The Company made an assessment of the recoverability of these amounts from the state for tariff compensation of expenses connected with providing telecom services to privileged customers, and taking into consideration possible repayment of receivables under court decisions, accrued a provision for impairment of receivables in the amount of 553,646 thousand rubles as of December 31, 2005 and 551,900 ths rubles as of 31 March 2006.

Since January 1, 2005 Article 47 of Federal Law «On Telecommunications» №126-FZ has come into force. This Article changed the order of providing certain benefits to privileged customers when telecom operators rendered telecom services to such customers at reduced cost and then received tariff compensation from the state budget. The new order obliges privileged customers to pay in full for telecom services provided with the subsequent reimbursement of their expenses by the state budget of a corresponding level. The Issuer's management believes that monetization of benefits will allow the Company to reduce this type of receivables.

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's registered name

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

The registered name of the Issuer is not similar to the name of any other legal entity.

The registered name of the Issuer is not registered as a trademark or a service mark.

Information about the previous Issuer's full and abbreviated registered names and legal organizational forms, dates and grounds of the changes.

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name: *PJSC "UTK"*

Date of change: *28.06.2001*

Grounds for the change:

Resolution of the General Shareholders' Meeting of "Kubanelectrosvyaz" Open Joint –Stock Company of 30.05.2001 on making amendments in the Charter about renaming the Company into Public Joint –Stock Company "Southern Telecommunications Company"(registered by the Registration Chamber of Krasnodar №16048 of 28.06.2001).

Issuer's full registered name:

Open Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: *"Kubanelectrosvyaz" OJSC*

Date of change: *06.06.1996*

Grounds for the change:

Bringing the Issuer's legal-organizational form to conformity with the Civil Code of the Russian Federation on the basis of the Minutes of the General Shareholders' Meeting of 22.05.1996 (The changes were registered by the Registration Chamber of Krasnodar № 2893 of 06.06.1996).

Issuer's full registered name:

Open-type Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: *"Kubanelectrosvyaz" OJSC*

Date of change: *20.05.1994*

Grounds for the change:

Open-type joint-stock company "Kubanelectrosvyaz" was founded according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

3.1.2. Data on the State Registration of the Issuer:

Date of the Issuer's state registration: *20.05.1994*

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): *series A № 494*

State registration number: *186-p*

Authority of state registration: *Registration Chamber of Krasnodar*

Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: *02.08.2002*

Number of the certificate: *series 23 № 003062350*

State registration number: *1022301172112*

Name of registering authority: ***Interregional inspectorate on the largest taxpayers of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.***

3.1.3. History of Issuer's Foundation and Development

The Issuer has existed for 11 years and 7 month since the date of its state registration.

The Issuer has been established for an unlimited period.

Public Joint Stock Company "Southern Telecommunications Company" was founded as open

joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities, which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

21.05.2002 "UTK" PJSC shares are included in the list of securities, which can be subjects of transactions through NP " Saint Petersburg Stock exchange".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, № 16048 of 28.06.01).

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

18.12.2002 "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.

29.09.2003. The international rating agency "Standard & Poor's" raised corporate governance score (CGS) of "Southern Telecommunications Company" PJSC ("UTK" PJSC) to "CGS-5.6» from "CGS-5.2".

28.05.2004 Russian Institute of Directors and Expert RA Rating Agency consortium ("RID-Expert RA") assigned its "B++" national rating of corporate governance to "Southern Telecommunications Company" PJSC. The assigned rating confirms that "UTK" PJSC does not break the requirements of the Russian legislation in the sphere of corporate management and follows the main recommendations of the Code of corporate conduct by the FFMS.

22.11.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5+' to 'CGS-5'. The Russia national scale CGS on the Company was also

lowered from 'CGS-5.6' to 'CGS-5.2'.

24.12.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5' to 'CGS-4'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.2' to 'CGS-4.4'.

31.01.2005 The rating agency «Expert RA» in cooperation with the Russian institute of directors confirmed its national scale B++ rating assigned to "UTK" PJSC.

24.08.2005 The rating agency «Expert RA» performed monitoring of the Company's corporate governance practices and confirmed its national scale B++ rating assigned to "UTK" PJSC on January 31,2005.

29.11.2005 The Krasnodar krai Government rewarded winners of the contest of 2004 annual reports among Kuban open joint-stock companies. 52 companies took part in the contest. "UTK" PJSC has become a winner in two nominations: « The best information disclosure» and «The best sector report »

01.12.2005 "UTK" PJSC was the first in the nominations "The Best information disclosure for investors " and "The Best information disclosure for customers " at VIII Annual competition of annual reports and corporate sites organized within the framework of the Federal Investment Forum in Moscow.

05.12.2005 Standard & Poors Governance Services raised its corporate governance score (CGS) on Southern Telecommunications Company to CGS-4+ from CGS-4. At the same time, Standard & Poors raised its Russia national scale CGS on the company toCGS-4.6 from CGS-4.4.

14.12.2005 Annual Report of "UTK" PJSC has become a winner in the nomination "Internet" at VII Contest "Best annual reports of Russian companies" organized by the rating agency «Expert RA». Annual reports were analyzed and estimated and short-lists were formed in strict accordance with methodology specially developed and approved by company "PricewaterhouseCoopers". 95 Russian companies took part in the contest. The decision was made by the commission of experts including representatives of state bodies and largest news agencies, directors of sock exchanges and investment banks as well as leading experts of consulting and design companies.

13.02.2006 Standard & Poors Governance Services downgraded its corporate governance score (CGS) on Southern Telecommunications Company from CGS-4+ to CGS-4 due to incomplete disclosure of information on details of tax claims brought against the Company. At the same time, Standard & Poors downgraded its Russia national scale CGS on the company from CGS-4.6 to CGS-4.4.

30.06.2005. Public Joint –Stock Company "Southern Telecommunications Company" held its annual General Shareholders' Meeting in the form of joint personal presence of shareholders.

The list of persons entitled to participate in the Annual General Shareholders' Meeting was made up on the basis of the register of shareholders as of May 11, 2005.

The agenda of the annual General Shareholders' Meeting:

- *Approval of annual report, annual financial statements including income statement and distribution of profits and losses on the basis of the reported fiscal year 2004 financial results.*
- *Approval of 2004 dividend size, its payment form and schedule under each category of shares.*
- *Election of the members to the Company's Board of Directors.*
- *Election of the members to the Company's Auditing Commission.*
- *Approval of the Company's Auditor for the year 2005.*
- *Determination of the size of annual remuneration to be paid to the members of the Board of Directors.*
- *Introduction of amendments and additions to the Company's Charter.*
- *Introduction of amendments and additions to the Company's Statute on the Board of Directors.*
- *Introduction of amendments and additions to the Company's Regulations on the*

procedure for conducting a General Shareholders' Meeting.

- *Termination of the Company's participation in the Association of Telecom Companies of the Volga Region, the Iskra Association of Federal Business Service Network Operators, Union of communication equipment manufacturers and consumers*

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.

"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- *integrating customers in common global infocommunication area;*
- *promoting mutual understanding between people, development of business and personality;*
- *creating conditions for professional promotion;*
- *participating in formation of high-performance economy of Russia.*

The licensed area of "UTK" PJSC covers 519.6 thousand sq. km. (3.5 % of territory of Russia) with population of 18.76 million people (12.92 % of the population of Russia). According to 1H2005 results "UTK" PJSC share in total volume of regional revenues of telecommunications sector makes 36.5%. The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructure resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

3.1.4. Contact information

Seat of the Company: *66, Karasunskaya Str., Krasnodar, 350000*

Phone: *(861) 253-20-56*

Fax: *(861) 253-25-30*

E-mail: *operator@mail.stcompany.ru*

URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: *http://www.stcompany.ru/investor/openinfo*

Information about the special team of the Issuer (third person) working with the Issuer's shareholders and investors:

Securities Department:

Location: *66, Karasunskaya Str., Krasnodar, 350000*

Phone: *(861) 259-25-38, 253-02-07*

Fax: *(861) 253-19-69*

E-mail: *v.omelchenko@mail.stcompany.ru, ocb@mail.stcompany.ru*

URL of the page in Internet: *http://www.stcompany.ru/investor/openinfo*

3.1.5. Taxpayer Identification Number

TIN of the Issuer: 2308025192

3.1.6. Issuer's branches and representative offices

Name: *"Electrosvyaz of Adygeia Republic"*
Location: ***22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700***
Head: ***Chinazirov Yanvar Khadzhimusovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2006***

Name: ***"Svyazinform", Astrakhan Region"***
Location: ***7/8, Teatraljny per.,Astrakhan, 414000***
Head: ***Prachkin Alexey Petrovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2006***

Name: *"Volgogradelectrosvyaz"*
Location: ***9, Mira Str.,Volgograd, 400131***
Head: *Martynenko Nikolay Vladimirovich*
Established: *8.01.2002*
Power of Attorney is valid till: ***December 31, 2006***

Name: *"KabBalktelecom"*
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Head: ***Shukhostanov Amdulkhamid Kistuevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2006***

Name: ***"Electrosvyaz", Kalmykia Republic"***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Head: ***Polshinov Alexander Nikolaevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2006***

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar, 350000***
Head: ***Korotenko Svetlana Vasilievna***
Established: *13.02.2002*
Power of Attorney is valid till: ***December 31, 2006***

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Head: ***Butko Alexander Semyonovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2006***

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Head: *Metla Yuri Valentinovich*
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2006***

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Head: ***Kozhiev Beshtau Kanamatovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2006***

Name: ***"Electrosvyaz ", Stavropol Territory"***

Location: *10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035*
Head: *Roitblat Alexander Markovich*
Established: *8.01.2002*
Power of Attorney is valid till: *December 31, 2006*

Name: *"Yugtaxofon"*
Location: *12, Klubnaya St., Krasnodar, 350051*
Director: *Alexander Grigoryevich Sokolchik*
Established: *29.12.1997*
Power of Attorney is valid till: *31.12.2006*

Name: *Center of New Technologies*
Location: *59, Krasnaya St., Krasnodar, 350000*
Director: *Borodin Stanislav Petrovich*
Established: *1.01.2000*
Power of Attorney is valid till: *31.12.2006*

Name: *Training and Production Center*
Location: *1, Industrialnaya St., Krasnodar, 350007*
Director: *Yuri Nickolaevich Belov*
Established:*01.10.1997*
Power of Attorney is valid till: *31.12.2006*

3.2. Basic Business Activities of the Issuer

3.2.1 Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

64.20	*64.20.11*	*64.20.12*	*64.20.2*	*64.20.21*
64.20.22	*64.20.3*	*74.83*	*92.20*	*22.22*
22.15	*45.31*	*45.21.4*	*45.21.3*	*51.70*
51.65.5	*52.48.15*	*52.48.39*	*55.23.2*	*55.51*
85.11.2				

3.2.2 Basic Economic Activities of the Issuer

Basic Economic Activities of the Issuer

Provision of telecommunications services.

Share of Telecom Services revenues in total revenue of the Issuer:

Description	2001	2002	2003	2004	2005	1Q2006
Revenue from domestic and international long-distance telephony						
Volume of local services revenue, ths RUR	1,327,230.9	5,266,185.4	6,232,172.1	6,690,601.6	6,375,142.4	484,809.9
Share in total revenue structure, %	51.1	50	46.14	39.94	35.2	11.8
Revenues from local telephony						
Volume of local services revenue, ths RUR	914,280.3	3,832,104.5	5,322,722.0	6,464,222.8	7,594,736.6	2,099,305.5
Share in total revenue structure, %	35.2	36.39	39.41	38.59	41.9	51.0

Changes of the Issuer's revenue from basic economic activity by more than 10% as compared to the previous quarter under report and reasons for such changes:
No such changes in the reporting quarter.

Geographic areas accounting for more than 10 percent of revenues	2001		2002		2003		2004		2005		1Q2006	
	% of revenue	% over the previous year	% of revenue	% over the previous year	% of revenue	% over the previous year	% of revenue	% over the previous year	% of revenue	% over the previous year	% of revenue	% over 1Q 2005
Volgograd region	*14.77*	-	*14.5*	*24.84*	*15.24*	38.31	15.00	21.39	14.7	-1.3	*15.0*	*0.7*
Krasnodar kray	31.36	29.66	30.79	24.84	29.45	25.93	27.94	16.97	30.1	0.7	29.6	0.7
Rostov region	21.8	-	21.42	24.89	20.61	26.72	21.02	25.71	20.8	0.0	20.5	- 2.8
Stavropol kray	6.18	-	16.65	30.78	16.81	32.95	17.44	27.95	17.0	- 0.6	17.1	-1.7

The Issue's revenues generated by the specified geographic areas showed a 20-30%- growth during the last four years mainly due to increase in volume of telecom services provided and tariff growth. In 2005-2006 growth rate of revenues from basic telecom services slowed down.

Seasonal nature of the Issuer's basic economic activity.

Basic economic activity of the issuer is not of cyclic or seasonal nature. But increase of domestic and international long-distance traffic during holiday season (at the resorts of the Azov and Black Sea coasts and the Caucasian Mineral Waters) influences positively the Issuer's revenues.

3.2.3. Basic Types of Products (Works, Services)

General structure of the Issuer's cost value:

Description	2001	2002	2003	2004	2005	1Q2006
Revenue from domestic and international long-distance telephony						
Volume of local services revenue, ths RUR	1,327,230.9	5,266,185.4	6,232,172.1	6,690,601.6	6,375,142.4	484,809.9
Share in total revenue structure, %	51.1	50	46.14	39.94	35.2	11.8
Revenues from local telephony						
Volume of local services revenue, ths RUR	914,280.3	3,832,104.5	5,322,722.0	6,464,222.8	7,594,736.6	2,099,305.5
Share in total revenue structure, %	35.2	36.39	39.41	38.59	41.9	51.0

Expenses item	2005	1Q2006
Raw materials, %	5.7	6.1
Acquired componentry, semi-finished items, %	0.0	0.0
Jobs and services of production nature, performed by external organizations, %	8.2	5.9
Fuel, %	1.4	1.7
Electrical power, %	2.1	2.8
Expenses for wages, %	31.5	34.7
Interest on credits, %	0.0	0.0
Rental, %	1.3	1.5
Social expenses, %	7.6	8.9
Depreciation of fixed assets, %	16.4	22.1
Taxes included in products cost value, %	0.2	0.2
Other expenses (please, explain) , % *	25.6	16.1
Depreciation of intangible assets, %	0.0	0.0
remuneration for innovations, %	0.0	0.0

Expenses item	2005	1Q2006
compulsory insurance payments, %	0.2	0.2
representation (entertainment) expenses, %	0.0	0.0
Other, %	25.4	15.8
Total: expenses for production and sales of products (cost value), %	100.0	100.0
Reference: Proceeds from sales, %	129.9	143.1

- *Other expenses include the following expenses items: transport charges, guard of communication facilities and the Company's offices, auditing and consulting services, information services, postal and traveling expenses, expenses for research and development works, payments to Gossvyaznadzor, expenses for personnel training and advertising expenses.*
- *Rental expenses include rental fees and leasing payments*
- *Compulsory insurance payments include money deducted for insurance against accidents and act liability (motor-car) insurance.*

New essential kinds of services offered by the Company in the market

Value-added services rendered by "UTK" PJSC include: VPN services on the basis of MPLS and other technologies; services of data transmission; Internet access services (hardwired IP-connection, dial-up access, xDSL-based broadband access, wireless access on the basis of Wi-Fi technology); termination of IP traffic; digital cable TV services (IPTV); services of multimedia and multi-service networks based on HFC, Ethernet to the home and other technologies; video telephony and video conferencing; intelligent services (on the basis of SCP-SSP); content services (including on the basis of Call-centers); Hosting and Co-location services.

Deployment of such kinds of products (works, services) in the reporting period:

1Q2006 revenues from value-added services increased by 56.5 % over 1Q2005 to RUR 396.5 million. Revenues from Internet services grew by 56,6%, from VPN (virtual private networks) services - by 52.2%, from intelligent services - by 75.8%. Revenues from Internet services and VPN services accounted for major part of revenues from value-added services representing 80.1% and 18.8%, respectively.

In 2005 demand for Internet services was still growing in the region. At the end of 2005 total number of Internet users in the Southern federal district reached 2.7 million users or 502,556 subscribers. In 2005 number of SFD Internet subscribers using dedicated access lines increased by 200 % over 2004. Due to active development of new technologies and improvement of sales system, "Southern Telecommunications Company" PJSC occupies strong positions in the value-added regional market. According to 2005 results, Internet market share of "UTK" PJSC has made 53.8%, including dedicated Internet access — 74.5%, dial-up Internet access — 51.9 %.

In 1Q2006 number of SFD Internet subscribers using dedicated access lines increased by 100 % over 1Q2005. Due to active development of new technologies and improvement of sales system, "Southern Telecommunications Company" PJSC occupies strong positions in the value-added regional market.

Internet services sales were supported by strong usage growth: Internet traffic for 1Q2006 increased by 1.9 times over 1Q2005 to 234.5 Tb, connection time via dial-up access to the Internet was up by 1.5 times to 12.8 mln hours.

The basic priority of 2006 business - plan of the Company is rapid development of services on the basis of new technologies, ensuring universal and constant access to communications instruments. Such positioning will allow it to form stable associative relation between a customer, UTK's services and the Company. Formation of such associative relation will in its turn have a positive effect on

enhancement of the Company's competitive power due to increase in the customers' loyalty to the Company.

The Company set the following priority tasks for 2006 in the most lucrative segments of the value-added regional market:

- *Internet dial-up access*

As regards Internet dial-up access in 2006 the Company will focus on rendering services on credit at market average tariffs. Thus the service will obtain additional unique competitive advantages and will allow to maintain market share both in terms of number of dial-up users and revenues from the service.

- *Broadband Internet access*

The Company continues active development and promotion to the market of broadband access technologies. The number of equipped XDSL ports increased to 59 thousand ports in 1Q2006. 1Q2006 revenues from xDSL-based Internet services made RUR 135.1 million, that is up 2.4 times over a year-ago. The expected volume of newly-connected xDSL subscribers being 32.4 thousand users (1.4 times more), the Company plans to increase total number of the equipped xDSL ports to 62.2 thousand ports by the end of 2006.

- *Building of virtual private networks (VPN)*

1Q2006 revenues from building of corporate networks based on VPN technology increased by 1.5 times to RUR 74.418 mln. The Company plans to put 1.74 ths VPN ports into service in 2006 (a 20%-gain over 2005) due to growing demand of customers for reliable corporate networks.

- *Intelligent services (ISS)*

In 2005 ALDTEs of some branches were equipped with SSP/IP intelligent functions making it possible to put into service a uniform service card under the brand "CARD NUMBER ONE". The Company plans to issue 890 thousand cards. The new card is being introduced on the basis of the well-balanced business strategy allowing it to gradually replace local cards.

- *Cable (CTV) and digital (IP-TV) TV.*

In November 2004 UTK's branch "Kubanelectrosvyaz" launched the project on provision of IP-TV services designed for connection of 33 TV channels on the basis of Krasnodar multimedia and multi-service network (first stage). The formed content kernel allowed to distribute the given package among ADSL2 +-based broadband access users. In addition, the Company plans to offer the following MMS services to the connected subscribers in Krasnodar: IP telephony, video upon request, virtual cinema hall. According to 1Q2006 results total number of IP-TV users in the branch "Kubanelectrosvyaz" reached 2802 subscribers, including 2208 customers using ETTH technology and 594 customers using ADSL2 + technology.

In 1Q2006 subscriber base of HFC-based cable TV networks in several new micro-districts of the cities of Volgograd, Volzhskiy and Zhirnovsk situated in the Volgograd region (the branch "Volgogradelectrosvyaz") reached 91,200 users.

Accounting standards (rules)

Tax Code of the Russian Federation, Part II, Chapter 25 – "Income tax for enterprises and organizations".

Accounting standards "Revenue of enterprises" PBU 9/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 32n amended and restated on 30 December 1999 and 30 March 2001.

Accounting rules "Expenses of enterprises" PBU 10/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 3n amended and restated on 30 December 1999 and 30 March 2001.

3.2.4. Raw materials and the Issuer's suppliers

Due to specific character of the Issuer's core activity – rendering telecom services - raw materials are not used.

The key sources of material holdings and fixed assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned.

Suppliers accounting for 10% and more of all inventory holdings supplies during the third quarter of 2005:

Supplier	Location	Share in total volume of supplies in 2005, %	Share in total volume of supplies in 1Q2006, %
CJSC «Taktika»	*Rostov-on-Don*	*31.09*	*11.05*
LLC PKF «Sevkavkabel»	*Rostov-on-Don*	*23.70*	*22.75*
CJSC «Kubanpromsvyaz»	*Armavir*	*18.99*	*39.36*
LLC «Electrokabel»	*Krasnodar*	*11.57*	*10.48*

Changes in prices of main materials by more than 10% in 2005 versus 2004:

In 2005 prices of cables increased by more than 10 % over 2004.

Changes in prices of main materials by more than 10% in 1Q2006 versus 1Q2005:

In 1Q2006 prices of cables increased by more than 10 % over 1Q2005.

The Issuer does not expect any difficulties in accessibility of the specified material assets sources in the nearest future.

Possible alternative sources:

Attraction of other suppliers of material assets on a competitive basis.

3.2.5. Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Possible adverse factors that may affect the sales of the Issuer's products are:

- ***rapid development of cellular services; their share in 2006 total volume of regional revenues of telecommunications sector (according to the preliminary results) are estimated at 56.7%.***
- ***keen competition among Internet providers.***
- ***expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness.***

Actions of the Company's management in case of occurrence of adverse factors:

The Company s management regularly exercises monitoring and control over the most important indices of the Company's business efficiency in the sphere of economic, financial, technical and marketing policies to make forecasts and quickly respond for occurrence and/or strengthening the influence of various negative factors. Strategic and medium-term plans of the Company's development are being worked out in the context of pessimistic estimations thus

providing additional safety factor in case of crisis situations. Yearly the Company corrects the forecasts of economic development and marketing strategy on the basis of performance results for the last reporting period and analysis of the changes of the conditions of the Company's activity.

3.2.6. Data on Availability of the Issuer's Licenses:

Data on the Issuer's licenses excluding licenses for provisions of communication services (see clause 3.2.10 hereof).

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
1	GS-3-23-02-21-0-2308025192-001423-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Design of buildings and facilities of the I or II levels of responsibility according to national standard	Russian Federation	positive
2	397	14.02.2003	14.02.2008	Administration of State Security Service of the Russian Federation in the Krasnodar Territory	Execution of works using information being a State secret	-	positive
3	LF/07 - 4703	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on distribution of cryptographic hardware	-	positive
4	LF/ 07- 4704	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on technical maintenance of cryptographic hardware	-	positive
5	LF/ 07- 4705	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Providing cryptographic services	-	positive
6	1148M	19.04.2004	14.09.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	Measures and services on state secret protection	-	positive
7	08/05	12.01.2005	12.01.2008	Department of Education and Science of the Krasnodar kray government	Educational activities according to educational programs specified in the Annexes to the license	-	positive
8	EV-30-000291	08.06.2005	08.06.2010	Federal Service for Environmental, Technological and Nuclear Supervision	maintenance of dangerous (explosive) industrial objects	-	positive
9	467	08.01.2004	08.01.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	-	positive
10	1/03657	24.02.2004	24.02.2009	Central administrative board of the State fire-prevention service	Activities on fire prevention and extinguishing	Russian Federation	positive
11	2/06398	24.02.2004	24.02.2009	Central administrative board	Activities on installation, repair and	Russian Federation	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				of the State fire-prevention service	maintenance of fire-extinguishing means in buildings and constructions		
12	397/8	29.08.2003	29.08.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Stavropol kray	positive
13	467/2	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Stavropol kray	positive
14	1148/8M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Severnaya Osetia - Alania Republic	positive
15	467/6	02.12.2003	02.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Severnaya Osetia - Alania Republic	positive
16	397/3	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Severnaya Osetia - Alania Republic	positive
17	30004357	03.02.2003	02.02.2008	Ministry of Energy of the Russian Federation	Activities on storage of oil, gas and their processed products	Severnaya Osetia - Alania Republic	positive
18	408	11.12.2003	11.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Krasnodar kray	positive
19	467/7	15.04.2004	15.04.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Krasnodar kray	positive
20	467/4	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Adygeia Republic	positive
21	397/7	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Adygeia Republic	positive
22	548/5 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Adygeia Republic	positive
23	548/5 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar	Activities on distribution of cryptographic hardware	Adygeia Republic	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				krai			
24	548/5 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Adygeia Republic	positive
25	1148/9M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Stavropol kray	positive
26	60027009	10.08.2004	09.08.2009	Ministry of Energy of the Russian Federation	Activities on operation of heat networks		positive
27	416	27.06.2003	27.06.2008	Public Health Department of the Krasnodar kray Government	Medical activities according to the appendix	Volgograd: ul. Mira, 9, ul. Mira,16, ul. Sovetskaya, 47/1; Kamyshin of the Volgograd region, ul. Oktyabrskaya, 60	positive
28	397/1	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Karachaevo-Cherkessian Republic	positive
29	1148/6M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Karachaevo-Cherkessian Republic	positive
30	1148/4M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Kabardino-Balkarian Republic	positive
31	397/2	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Kabardino-Balkarian Republic	positive
32	467/3	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Kalmykia Republic	positive
33	1148/5M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Kalmykia Republic	positive
34	397/4	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Kalmykia Republic	positive
35	557	29.10.2003	29.10.2008	The Board of the Federal Security Service (FSB) of Russia for Rostov	Execution of works using information being a State secret	Rostov region	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				region			
36	1148/7M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Rostov region	positive
37	1148/3M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Volgograd region	positive
38	467/5	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Volgograd region	positive
39	397/5	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Volgograd region	positive
40	1148/2M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Astrakhan region	positive
41	397/6	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Astrakhan region	positive
42	467/1	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Astrakhan region	positive
43	467/8	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Kabardino-Balkarian Republic	positive
44	GS-3-23-02-27-0-2308025192-011806-4	16.01.2006	12.04.2007	Federal Agency of the Russian Federation for Construction and Housing and Communal Services	Construction of buildings and facilities of the I and II levels of responsibility according to national standard	Russian Federation	positive
45	548/4 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Rostov region	positive
46	548/4 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Rostov region	positive
47	548/4 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar	Activities on technical maintenance of cryptographic hardware	Rostov region	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				krai			
48	548/3 T	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Kabardino-Balkarian Republic	positive
49	548/3 У	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Kabardino-Balkarian Republic	positive
50	548/3 P	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Kabardino-Balkarian Republic	positive
51	548/2 P	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Astrakhan region	positive
52	548/2 T	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Astrakhan region	positive
53	548/2 У	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Astrakhan region	positive
54	548/5 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Adygeia Republic	positive
55	548/5 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Adygeia Republic	positive
56	548/5 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Adygeia Republic	positive

3.2.7.The Issuer's joint activity

The Issuer's joint activity with other organizations:

The joint activity of "UTK" PJSC in the person of its branch "Electrosvyaz of Adygeia Republic" with "Vestelcom" CJSC.

Amount of investments: ***9,494 thousand rubles (during the period of joint activity)***

Purpose of investments: ***joining property and efforts for construction of Republican Telecommunications House in Maikop, combined digital AMTS/ATS, digital superimposed network, further joint commercial operation of this network.***

2005 financial result from investments: : - ***6,785 ths rubles***

1Q2006 financial result from investments: ***209 ths rubles***

3.2.8.Extra Requirements for Issuers Being joint-stock investment funds or insurance companies

The Issuer is not an investment fund or insurance company.

3.2.9. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer is not involved in mining operations.

3.2.10. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) Licenses for rendering telecom services

License: ***000641/000753***

Date of issue: ***01.11.1996***

Validity period: ***till 13.05.2007***

Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***

Kinds of telecom services: ***This license certifies the right to use a conformance mark of the certification system;***

The Certificate verifies that:

- The technical base of TV programs production of «The Thirty Seventh TV channel » of Novocherkassk telecommunications center of UTK's branch "Rostovelectrosvyaz" is designed for creating and broadcasting programs for local telecasting;

- The technical base of radio programs production of «Oktava radio channel» of Novocherkassk telecommunications center of UTK's branch "Rostovelectrosvyaz" is designed for creating and broadcasting monophonic sound programs with a nominal frequency range of 40... 15 000 Hz

meets the requirements of normative documents: GOST 19871-83, GOST 18471-83, GOST 11515-91, OST 58-18-96 (part. 1 "Teleproduction"), to technical bases of TV centers of quality group III as regards the equipment (Addenda A to the Certificate); OST 58-18-96 (part II "Radio production")to technical bases of radio centers of the quality group "Oa" (Addenda B to the Certificate)

Types of networks allowed to be used: ***public communication network***:

The Licensee is obliged to ensure conformity of technical base of TV and radio programs production to requirements of the by-laws, according to which it has been certificated, as well as marking it with a conformance mark in the established order. The License is obliged to suspend (stop) using the conformance mark in case of suspension (cancellation) of the certificate and (or) suspension (cancellation) of this license.

The list of equipment of the technical production base (Appendix A to the certificate)

Reportage equipment: video camera Panasonic M9500; video camera Panasonic AG-DP200E.

Equipment room for editing: video recorder Panasonic NV-HS800, editing station personal computer + Pinnacle DV-500 board.

Equipment room for on-air transmission: output server personal computer + Pinnacle DV-500 board, video mixer Panasonic WJ-MX30, transcoder DSC-542.

The list of equipment of the technical production base (Appendix B to the certificate)

Mackie1402-VLZPro panel, recording and reproducing hard disk, computer + Creative Sound Blaster board, microphone ATTR 1001

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***not applicable***

License: ***24058***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of long-distance and international telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The license authorizes "UTK" PJSC (the Licensee) to provide long-distance and international telephone communication services via a public network in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions using the Licensee's payphones and call offices.

The Licensee's total installed network capacity shall be at least 11,044 payphones and 2,318 call offices. Payphones and call offices of the Licensee shall be connected to local telephone networks at the subscriber device level

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24059***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telegraph communication services (receiving, sending and delivering of telegrams, services of AT/Telex network)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The telegraph communication services shall be provided using the Licensee's engineering facilities. The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram.

The licensed area covers Adygeia, Kabardino-Balkaria, Kalmykia – Khalmg Tangch, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23899*

Date of issue: ***04.10.2002***

Validity period: *till 04.10.2012*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: ***provision of local and intra-zone telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) shall provide to its network users access to local and intra-zone telephone communication services via a public network as well as telephone services using engineering facilities of intelligent network.

The total installed capacity of the Licensee's communication network shall be at least 4,097,600 numbers, of which in the territory of the Republic of Adygeia 73,900 lines, Kabardino-Balkaria 270,000 lines, Kalmykia 64,000 lines, Karachaevo-Cherkessia 86,200 lines, Severnaya Osetia - Alania 148,500 lines; Krasnodar kray 1,500,000 lines, Stavropol Kray 547,400 lines; Astrakhan region 192,100 lines, Volgograd region 540,000 lines and Rostov Region 675,500 lines.

Long-distance exchange of the Licensee's communication network shall be connected to the RF public communication network at the long-distance and international telephone network level in compliance with technical requirements of OJSC Rostelecom.

Subscriber lines of public telephone networks shall not be used as connecting lines.

Users located outside the licensed area may be connected to the Licensee's intelligent network according to specifications of the operators licensed to provide long-distance telephone communication services via a public network.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24076*

Date of issue: ***31.10.2002***

Validity period: *till 31.10.2007*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Krasnodar, Sochi, Tikhoretsk and Gulkevichi of the Krasnodar Kray.

Maximum number of subscribers to the Licensee's network is 1,500. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24077***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Rostov-on-Don, Morozovsk, villages of Matveev Kurgan, Oblivskaya and Bagaevskaya of the Rostov Region.

The number of subscribers to the Licensee's network is 640. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24078***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the territory of the Stavropol Kray.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24079***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Nalchik of the Kabardino-Balkarian Republic.

The number of subscribers to the Licensee's network is 1,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24080***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services in the territory of the Astrakhan Region.

The number of subscribers to the Licensee's network is 120. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24081***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Vladikavkaz of the Severnaya Osetia - Alania Republic.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24082***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Maikop of the Adygeia Republic.

The number of subscribers to the Licensee's network is 100. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24083***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Volgograd of the Volgograd region.

The number of subscribers to the Licensee's network is 4,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24062***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2005***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of personal radio paging services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide personal radio paging services of the public network in the territory of the Krasnodar Kray. Particular borders of the licensed territory shall be determined as a zone of consistent reception of paging messages.

Maximum number of subscribers to the Licensee's communication network is 10,000. The network shall be built using the following radio frequencies:159.050 MHz, 158.025 MHz.

The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for interruptions necessary for preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the subscriber.

The Licensee's network may only be set up subject to design documentation developed in compliance with the Building Codes and the Industrial Process Design Regulations (SNiP and VNTP applicable in the RF and duly approved).

Terms and feasibility of extension of the license term of validity:
The Issuer does not plan to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24056***

Date of issue: *24.10.2002*

Validity period: *till 24.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of data transmission services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

Data transmission services shall be provided using the licensee's data transmission network. The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 173,905 users (of which, at least 124,250 users by the end of 2003).

The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, to the AT/Telex telegraph network, as well as communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an interconnection agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24060***

Date of issue: *24.10.2002*

Validity period: *till 24.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***leasing out communication channels***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) is authorized to provide to users local, long-distance channels and communication paths, TV program and audio broadcasting channels, and physical circuits for telecommunication signal transmission in the territory of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Communication channels include local, long-distance channels and communication paths, TV program and audio broadcasting channels, physical circuits for telecommunication signal transmission.

The total number of tone frequency channels (primary digital channels), including digital chains, arranged by the licensee shall be at least: in the territory of the Republic of Adygeia 150, Kabardino-Balkaria 227, Kalmykia 248, Karachaevo-Cherkessia 140, Severnaya Osetia - Alania 483; Krasnodar kray 4,800, Stavropol Kray 889; Astrakhan region 626, Volgograd region 404 and Rostov Region 1,347.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24807*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of wired network sound broadcasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) is authorized to provide wired network sound broadcasting via wired networks in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

The Licensee's network is designed for broadcasting audio programs of Russian national and state-owned regional companies. Other programs may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24057*

Date of issue: *24.10.2002*

Validity period: *till 24.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telematic services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of:

Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;

Astrakhan, Volgograd, Rostov Regions

Provision of telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference. The Licensee's telematic service installed subscriber capacity shall provide for connection of at least 83,191 users, of which, at least 32,480 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 4,596 simultaneous conversations, at least 1,120 of them - by the end of 2003. The number of users simultaneously participating in an audio or video conference session shall be at least 130. Number of PKPs (public telematic service centers) by the end of the license term of validity shall be at least 265, of which at least 152 by the end of 2003).

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *2251(with addenda № 1)*

Date of issue: ***01.08.1996***

Validity period: ***till 01.08.2006***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of cellular radio telephone communication services in the range of 900 MHz***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes the Licensee to build and operate 900 MHz (SPS-900) cellular radio communication network in the licensed territory using GSM equipment. The Licensee's communication network shall form a part of the Russian Federation integrated cellular network SPS-900 (federal network SPS-900).

The installed capacity of the network, and the percentage of coverage of the area specified in this license, subject to a sufficient allocated frequency resource supported by the project, shall be at least: 500 lines and 10%, respectively, as of 31.12.1997; 1,500 lines and 40%, respectively, as of 31.12.2000; 3,000 lines and 100%, respectively, as of 31.12.2006.

The Licensee's activity aimed at integration of the SPS-900 network built thereby with foreign GSM-standard networks shall be approved by the RF Ministry of Communication and Information Technologies, or by a body authorized by the Ministry.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24061***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2005***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of personal radio paging services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide personal radio paging services of the public network in the territory of the Volgograd region. Particular borders of the licensed territory shall be determined as a zone of consistent reception of paging messages.

Maximum number of subscribers to the Licensee's communication network is 10,000. The network shall be built using the following radio frequencies:159.050 MHz, 160.525 MHz.

The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for interruptions necessary for preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the subscriber.

The Licensee's network may only be set up subject to design documentation developed in compliance with the Building Codes and the Industrial Process Design Regulations (SNiP and VNTP applicable in the RF and duly approved).

Terms and feasibility of extension of the license term of validity:
The Issuer does not plan to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24063***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2005***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of personal radio paging services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide personal radio paging services of the public network in the territory of the Rostov Region. Particular borders of the licensed territory shall be determined as a zone of consistent reception of paging messages.

Maximum number of subscribers to the Licensee's communication network is 10,000. The network shall be built using the following radio frequency:159.050 MHz.

The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for interruptions necessary for preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the subscriber.

The Licensee's network may only be set up subject to design documentation developed in compliance with the Building Codes and the Industrial Process Design Regulations (SNiP and VNTP applicable in the RF and duly approved).

Terms and feasibility of extension of the license term of validity:
The Issuer does not plan to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***22716***
Date of issue: ***04.10.2002***
Validity period: ***till 19.12.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of local telephone services using radio access facilities***
Types of networks allowed to be used: ***public communication network***
Basic conditions of activities:
This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of Severnaya Osetia - Alania Republic.
The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.
The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 10,000 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***22743***
Date of issue: ***04.10.2002***
Validity period: ***till 19.12.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of local telephone services using radio access facilities***
Types of networks allowed to be used: ***public communication network***
Basic conditions of activities:
This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of the Rostov region.
The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.
The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 34,710 users, provided a sufficient frequency resource is

allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume.***

License: *7601*

Date of issue: ***02.09.2003***

Validity period: ***till 05.02.2008***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in radio broadcasting (on-air broadcasting)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total broadcasting volume shall be 112 hours (100 %), of which national programs make 100%. Retransmission of the radio program « Radio-Southern Region» takes 80%, own programs occupy 20%, including social and political programs 7%, economic programs 2%, historical programs 2%, cultural programs 2%, musical and entertainment programs 6%, children's programs 1%. Advertising shall occupy no more than 20% of total broadcasting volume a week.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *7602*

Date of issue: ***02.09.2003***

Validity period: ***till 20.02.2008***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in telecasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total telecasting volume shall be 112 hours a week, of which 50% are national programs and 50% are foreign programs. Retransmission of TNT channel takes 75%, own programs occupy 25%, including social and political programs 10%, economic programs 5%, cultural programs 6%, musical and entertainment programs 2%, children's programs 2%. Advertising shall occupy no more than 20% of total telecasting volume a week.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***34188***

Date of issue: ***25.08.2005***

Validity period: ***till 25.08.2010***

Authority issuing the license: ***Federal Supervising Service for Communications***

Areas of activities: ***provision of cable network telecasting services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Krasnodar and the adjacent localities.

The Licensee shall be obliged to start provision of services under the license no later than 25.08.2007.

The license authorizes the Licensee to provide a subscriber with:

- ***Access to the Licensee's communication network;***
- ***Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.***

Cable TV network shall operate in compliance with all interference protection standards to avoid interferences with mobile radio communication systems operating according to "Table of distribution of radio frequencies among the RF Services within the range of 3 kHz - 400 GHz ».

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all terms of the license are fulfilled within the established time and in the full volume***

License: ***34205***

Date of issue: ***25.08.2005***

Validity period: ***till 25.08.2010***

Authority issuing the license: ***Federal Supervising Service for Communications***

Areas of activities: ***provision of cable network telecasting services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the Volgograd region.

The Licensee shall be obliged to start provision of services under the license no later than 25.08.2007.

The license authorizes the Licensee to provide a subscriber with:

- ***Access to the Licensee's communication network;***

- *Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.*

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all terms of the license are fulfilled within the established time and in the full volume***

License: ***19174***

Date of issue: ***27.08.2001***

Validity period: ***till 27.08.2006***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services of sound programs broadcasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:
Place of the equipment installation: village Arzgir of the Stavropol kray, frequency range: 73.32 MHz. Capacity of the transmitter: 100 Watt

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***not applicable to this License***

b) Communication networks

Physical communications networks used by the Issuer for provision of telecom services:

Operating digital, quasi-electronic, crossbar and step-by-step (1.0%) telephone exchanges, "UTK" PJSC uses inter-zonal and local communication networks to render telecom services. As at 1 April 2006 installed capacity of urban telephone network reached 3,235.7 ths lines including 2,167.92 ths digital lines and 1, 067.78 analog lines. Thus, digitization level of urban TN constituted 67%.

Installed capacity of rural telephone network reached 1022.66 ths lines including 491.55 ths digital lines and 531.31 ths analog lines. Thus, digitization rate of rural TN constituted 48.05%.

Total installed capacity of urban and rural telephone networks reached 4,258.36 ths lines with digitization level of 62.45 %.

"UTK" PJSC operates 12 automatic long-distance telephone exchanges with equipped capacity level being 91.13% including 90.05% - in zonal networks.

Characteristics of leased channels:
"UTK" PJSC leases both digital and analog channels and trunk lines from other operators. The following typical digital links and channels are being leased: primary digital link (PDL) with transfer rate of 2048 Kb/s, main digital links (MDL) with transfer rate of 64 Kb/s, digital channels

with transfer rate of nx64 Kb/s. Analog telephone voice-frequency channels (v f of 0.3-3.4 кGz), primary and secondary analog links are leased.

The Issuer leases channels and links from:

"Rostelecom" OJSC, "Transtelecom" CJSC, "Mobile TeleSystem" OJSC, "Volgograd – GSM"CJSC, "Astrakhan-GSM" CJSC, "Russian railways" OJSC, "Volgotranstelecom" CJSC, "Volzhskaya GES" OJSC, "Svyaztransneft" OJSC, CJSC "Volgotelecom", "Volgarechsvyaz" FGUP, OJSC "Rostovenergo", LLC "Kubtelecom", "Dontelecom" CJSC, "Mobicom-Kavkaz" CJSC, "YugSvyazService" LLC, LLC "Digital telephone networks".

Terms of lease contracts:

Terms of lease are usually 1 year with the next prolongation. Less links and channels are leased for the term of from several days to several months.

3.3. Plans of Issuer's Future Operation

According to the Company's budget for 2006 approved by the Board of Directors (Minutes № 30 of 31 March 2006) "Southern Telecommunications Company" PJSC expects to generate 2006 total revenue of RUR 16,135.7 mln which is down 11% over 2005. Revenues from core activity (sale of telecom services) are to be decreased by 14.7% to RUR 15,252.4 mln including from local telephony – RUR 8,415.8 mln, from long-distance telephony – RUR 2,775.9 mln, from value-added services – RUR 1,522.1 mln (representing a 13.5%-increase over 2005). 2006 operating expenses are planned at 12,127.22mln rubles, a 13.1 %-decrease over 2005. 2006 EBITDA is expected to grow by 3.3% to 5,601.6 mln rubles. Estimated 2006 revenue decrease is due to liberalization of long-distance market.

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity. In 2006 the Company plans to put into service 125,337 lines and increase the number of basic telephones by 43,500 sets. Total installed capacity is expected to reach 4, 286.16 thousand lines at the end of 2006.

When planning revenue structure the Company gives preference to growth of value-added services' share. In 2006 "UTK" PJSC will focus on rendering services of broadband Internet access, IP telephony and VPN as being most higher-margin and promissing.

UTK's main task for 2006 is to strengthen its position in the market of perspective and higher-margin services and to increase VAS share in total revenue structure in order to raise the Company's business efficiency.

Implementation of 2006 investment plan will allow to increase the digitization rate to 63,59% and equipped number capacity level to 95.24%..

The Company's development plans are supported by 2006 plan of capital expenditures, which provide for RUR 1,699.9 mln of capital investments and about RUR 2,614.9 mln of basic assets to be put into operation. In 2006 the investments will be financed from the Company's own funds.

Medium-term strategic directions of "UTK" PJSC development:

- *strengthening the Company's leading position in the fixed-line market by reaching at least 84%-share in SFD fixed-line telecom market revenues by the end of 2006;*
- *maintaining the Company's aggregate share in total revenues of SFD telecommunication market of at least 34 % in 2006;*
- *meeting the solvent demand for key telecom services by increase of equipped number capacity;*
- *development of public Internet-access center, connection of regional data transmission networks to Internet;*
- *introduction of intelligent services;*

- *improvement of corporate client service, formation of optimal package of services for corporate clients;*
- *equipment of public telecom centers with means of presentation , sale of services to corporate customers, organization of active target advertising;*
- *Increase in the Company's share in the value-added services market to at least 50% ;*
- *bringing a share of value-added services in 2006 revenue structure to at least 10 %.;*
- *increase in the Company's share in the business market segment to at least 55% ;*
- *stirring up the Company's investment and marketing activities in priority local regions.*

Long-term strategic directions of "UTK" PJSC development:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services;*
- *maximization of the Company's profitability;*
- *optimal tariff policy taking into consideration interests of the Company and its shareholders;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *improvement of corporate management*

High requirements to quality of services alongside with application of modern equipment call for high professional level of UTK's specialists.

Share of the Company's specialists having higher professional education is constantly growing. Staff planning, recruitment, distribution and training are the main trends of the Company's activity.

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

Sources of future revenues:

The main sources of future revenues are rendering telecommunications services.

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

№	Name of organization	Activity	Goal of participation
1	Association of MDKR network operators (CDMA).	Coordination of work of Russia operators building and operating CDMA-based radio telephone networks	Development of national CDMA-based radio telephone networks through integration of works of operators building and operating CDMA-based radio telephone networks, as well as of Russia and foreign legal entities engaged in development, manufacture, delivery of the equipment, scientific and technical support and organization of CDMA networks.

№	Name of organization	Activity	Goal of participation
2	Non-commercial partnership "Board of Directors of enterprises and organizations of the Volgograd region"	Support of economic reforms and market relations development to ensure efficient industrial activity of enterprises and organizations. Support of socially-oriented economic policy, formation of system of partnership in the sphere of social and labour relations.	Popularization of scientific, technical and economic achievements, distribution of best management practices in market conditions.
3	Non-commercial partnership «Union of employers of the Rostov region»	Representation and protection of common interests and rights of employers in relations with governmental bodies, institutions of local governing, trade unions and other public associations. Coordination of activity of employers – members of Partnership on execution and control of obligations under contracts and collective agreements.	Participation in development and realization of statutory acts, plans and programs being of great social and economic importance
4	Non-commercial partnership "Research center on problems of telecommunications development"	Research of the problems on development of telecommunications market, assistance to increase competitive strengths of telecom companies, creation and maintenance of good image and reputation of these companies for Russian and foreign investors, customers and other persons.	Development of telecommunications infrastructure, reception of analytical information on the conditions and development prospects of telecommunication market and telecommunications sector as a whole
5	Non-commercial partnership "Russian club of telecommunications workers"	Creation of scientific - methodical and material base for development and realizations of noncommercial socially useful projects and actions for the benefit of telecommunications workers of the Russian Federation. Participation in preparation of draft laws and statutory acts, normative documents regulating telecommunication sector, making proposals on improvements in the legislation of the Russian Federation as well as participation in discussion of similar projects, their estimation and making conclusions on them. Carrying out meetings and negotiations on behalf of members of Partnership with representatives of judicial bodies and bodies of the government carrying out interrogations of experts and other competent persons, as well as studying public opinion on the problems representing interest for members of Partnership. Broadening and deepening of international relations, organization of information and creative communications.	Creation of the Russia professional club will have a positive effect on development of the telecommunications sector. It will simplify a procedure for developing common position of the members of the club on actual problems of infocommunication community, ensure effective and coordinated dialogue with the state and controlling bodies as well as with population. Participation of leading Russian telecommunication companies in the Partnership will be a powerful instrument in solving the problems which solution requires joint efforts of key enterprises and top managers of the telecommunications sector.

3.4. Issuer's subsidiaries and associates

1) **Full registered name:** "Armavirskiy zavod svyazi" Closed Joint –Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results, the Issuer is one of the main consumers of the plant's production.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bizyaeva Natalia Petrovna	1977	none	none
Belov Yuri Nikolaevich	1942	0.0003	none
Kuskov Vasiliy Grigoryevich	1947	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Stasyuk Vladimir Yaroslavovich (Chairman)	1954	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kuskov Vasiliy Grigoryevich	1947	none	none

2) **Full registered name:** "Yugsvyazstroy" Closed Joint –Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results. "Yugsvyazstroy" CJSC is one of the main contractors for construction of communication facilities.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Stasyuk Vladimir Yaroslavovich (Chairman)	1954	none	none
Valeri Ivanovich Kurennoy	1954	none	none
Bizyaeva Natalia Petrovna	1977	none	none
Dyban Oksana Valerievna	1979	none	none
Vladimir Eduardovich Skoblikov	1972	none	none

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Valeri Ivanovich Kurennoy	1954	none	none

3) **Full registered name:** "Health-care center "Orbita" Open Joint –Stock Company

Abbreviated name: "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Olga Yurievna Polulyakhova (chairman)	1970	none	none
Julia Alexandrovna Kushavina	1974	none	none
Dmitry Georgievich Lyakh	1978	none	none
Mikhail Gennadievich Kaminsky	1979	none	none
Natalia Petrovna Bizyaeva	1977	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Konstantin Vladimirovich Yevtushenko	1969	none	none

4) Full registered name: ***"Intmashservice" Limited Liability Company***

Abbreviated name: ***"Intmashservice" Ltd.***

Location: ***8, Golubinskaya Str., Volgograd, 400131***

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: ***100 %***

Share of the subsidiary or associate in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock owned by the subsidiary and/or associate: ***no such share***

Basic areas of business of the company: ***Maintenance and repair of communication facilities***

The company's importance for the issuer's business activity: ***business activity of the company is insignificant in respect to consolidation of financial results. "Intmashservice" Ltd. provides to the Issuer the services on delivery of messages, construction services, services on maintenance of cash registers as well as services on production of products for construction and major overhaul of linear - cable facilities.***

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial

organization

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Diyanov Gennady Dmitrievich	1960	0.00044	0.00052

5) **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: 0.00005%

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krukhmalev Andrey Vladimirovich	1970	none	none

6) **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" LLC

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: financial operations

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results, but significant in respect to structuring of the bond issues.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Skoblikov Vladimir Eduardovich	1972	none	none

7) **Full registered name:** "Kuzminov Stavtelecom" Open Joint –Stock Company

Abbreviated name: "Kuzminov Stavtelecom" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: local telephone services (urban and rural), inter-city telephony

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bekasov Kirill Borisovich (chairman)	1959	none	none
Sapelkina Galina Nikolaevna	1953	none	none
Zavyazkin Roman Alexeevich	1974	0.00001	none
Panasenko Vyacheslav Illarionovich	1943	none	none
Lazarenko Pavel Stepanovich	1934	none	none
Nefyodov Igor Yevgenievich	1962	0.00009	0.00012
Dubchuk Vitaliy Ivanovich	1957	0.00014	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Bizyaeva Natalia Petrovna	1977	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zemtsev Alexander Vladimirovich	1957	0.00203	0.0019

8) **Full registered name:** Closed Joint –Stock Company TV and radio broadcasting company "Foton"

Abbreviated name: CJSC TRK "Foton"

Location: 30, Zheleznodorozhnaya Str., Krasnodar, Krasnodar krai, 350033, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: provision of services of air, cable, satellite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Komov Nickolay Fedorovich (chairman)	1954	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Shestopalova Marina Nikolaevna	1966	none	none
Erdnieva Yana Aleksandrovna	1979	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bogachev Alexander Nickolaevich	1953	none	none

9) **Full registered name:** Company with Limited Liability Creative Association "Accent"

Abbreviated name: OOO TO "Accent"

Location: 68, Krasnoarmeiskaya Str., Krasnodar, Krasnodar krai, 350000, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 51 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 51%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: provision of services of air, cable, satellite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shestopalova Marina Nickolaevna (chairman)	1966	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Naboka Larisa Igorevna	1967	none	none
Sporchich Oksana Anatolievna	1976	none	none

The Chairman of the Board of Directors is not elected.

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zabotina Adelina Valentinovna	1967	none	none

10) **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 13d, Kommunisticheskaya Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: 0,0150%

Share of the Issuer's common stock owned by the subsidiary and/or associate: 0,0040%

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Malyarenko Arthur Nikolaevich (co-chairman)	1974	0.0011	0.00009
Skoblikov Vladimir Eduardovich	1972	none	none
Kiryushin Gennadi Vasilyevich (co-chairman)	1949	none	none
Tareeva Larisa Valeryevna	1977	none	none
Girev Andrei Vitalyevich	1973	none	none
Skvortsov Boris Vladimirovich	1941	none	none

Personal membership of the collegiate executive body:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
(chairman)			
Yushkin Sergei Vasilievich	1968	none	none
Bychenkova Tatiana Vyacheslavna	1957	none	none
Popkov Sergey Viktorovich	1961	none	none
Krutov Sergey Borisivich	1961	none	none
Taldikin Dmitri Vladimirovich	1972	none	none

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

11) **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint –Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pshenichnaya Lyudmila Ivanovna	1948	0.00375	0.00078
Vladimir Eduardovich Skoblikov	1972	none	none
Ivan Ivanovich Ignatenko	1975	none	none
Bizyaeva Natalia Petrovna	1977	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Lyakh Dmitriy Georgievich	1978	none	none

Term of office of these members of the Board of Directors expired, except for the cases stipulated by the current legislation (item 1 of Article 66 of the Federal Law «On Joint –Stock Companies»).

The new members of the Board of Directors have not been elected.

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Churkin Valeriy Viktorovich	1960	none	none

12) **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: “TeleRoss-Volgograd” CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer’s common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: providing cellular services

The company’s importance for the issuer’s business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kudryavtsev Alexander Georgievich (co-chairman)	1954	none	none
Arefyev Alexey Viktorovich	1965	0.00081	0.00047
Skoblikov Vladimir Eduardovich (co-chairman)	1975	none	none
Patoka Andrey Yevgenievich	1969	none	none
Bolotin Stanislav Semyonovich	1948	none	none
Dubchuk Vitaliy Ivanovich	1957	0.00014	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Marshanin Viktor Andreevich	1955	none	none

13) **Full registered name:** “TeleRoss-Kubanelectrosvyaz” Closed Joint –Stock Company

Abbreviated name: “TeleRoss-Kubanelectrosvyaz” CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer’s common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: building and operation of corporate communication network providing services of urban local and long-distance telephony.

The company’s importance for the issuer’s business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

Sergey Nikolaevich Basanets	1951	0.00037	0.00049
Kudryavtsev Alexander Georgievich(co-chairman)	1954	none	none
Alexander Petrovich Shipulin	1953	0.00665	none
Moskalev Valery Anatolievich (co-chairman)	1962	none	none
Patoka Andrey Yevgenievich	1969	none	none
Butenko Anatoliy Ivanovich	1947	none	none

Personal membership of the collegiate executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yelistratov Boris Yakovlevich	1947	0.01284	0.013

14) **Full registered name:** "ZanElCom" Closed Joint –Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 45 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 45%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Internet services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collegiate executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yermokhin Andrey Dmitrievich	1954	none	none

15) **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" LLC.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 24 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results, but it is important in respect to organization of the process of construction of communication networks, because "Yug-Giprosvyaz" LLC is one of the Issuer's main designers.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kurashova Valentina Viktorovna	1952	none	none
Semin Aleksei Vitalievich (Chairman)	1963	none	none
Loshmanov Yevgeniy Valeryevich	1961	none	none
Stasyuk Vladimir Yaroslavovich	1954	none	none
Serbina Olga Vladimirovna	1961	0.00003	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Serbina Olga Vladimirovna	1961	0.00003	none

16) **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 23.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 23.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bizyaeva Natalia Petrovna	1977	none	none
Gioyev Vladislav Akhmetkhanovich (chairman)	-	none	none
Tabolov Sergey Soltanbekovich	1972	none	none
Kabisova Irina Khazbievna	1974	none	none
Obukhan Mikhail Ivanovich	1952	none	none

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dzheliev Robert Akhsarbekovich	1949	none	none

1) **Full registered name**: Closed Joint –Stock Company "Kabardino-Balkarsky GSM"

Abbreviated name: CJSC "KB GSM"

Location: 14, Shogentsukova Str., Nalchik, 360051

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 20 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 20 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of GSM 900 standard

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

The Board of Directors has not been elected.

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shukhostanov Marat Amdul khamidovich	1973	none	none

2) **Full registered name**: Closed Joint –Stock Company "Karachaevo-CherkesskTeleSot"

Abbreviated name: CJSC "KChTS"

Location: 147, Lenin the Prospectus on the bond issue., Cherkessk, 369001

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 20 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 20 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of GSM 900 standard

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

Pryanishnikov Nikolay Nikolaevich (chairman)	ND	none	none
Shmatova Elena Alexandrovna	ND	none	none
Titkov Alexander Viktorovich	ND	none	none
Afinogenov Dmitry Yurievich	ND	none	none
Golovanov Vladislav Nikolaevich	ND	none	none

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Akbashev Alexander Ayubovich	1937	none	none

3.5. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.5.1. Fixed Assets

	Original (replacement) value of fixed assets, RUR	Depreciation charges, RUR
As of 31.12.2005		
Land	3,440,550	0
Buildings	5,212,006,268	1,293,393,413
Communication lines	16,663,069,339	3,946,822,057
Vehicles (Transportation equipment)	474,220,264	263,413,924
Switches	10,891,427,406	2,802,903,019
Other telecommunication equipment	8,325,578,880	2,358,863,670
Computers and office equipment	1,111,388,321	457,509,124
Other equipment	1,535,354,447	593,988,747
Other fixed assets	1,129,906,804	415,093,574
Total	**45,346,392,279**	**12,131,987,529**
As of 31.03.2006		
Land	3,400,050	0
Buildings	5,215,057,814	1,311,941,059
Communication lines	16,697,260,465	4,115,320,857
Vehicles (Transportation equipment)	474,190,940	270,474,781
Switches	10,938,126,425	2,937,055,478
Other telecommunication equipment	8,332,072,051	2,466,427,955
Computers and office equipment	1,122,096,765	500,184,238
Other equipment	1,574,273,549	624,682,963
Other fixed assets	1,016,063,817	430,634,965

	Original (replacement) value of fixed assets, RUR	Depreciation charges, RUR
Total	45,372,541,876	12,656,722,297

Depreciation methods by fixed assets groups:

2001

Fixed assets are depreciated for accounting purposes on a straight-line basis. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete recovery of fixed assets, approved by the Decree of the USSR Sovmin № 1072 of 22.10.90.

To promote the development of the branch "communications" and introduction of high-efficient communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used in "UTK" PJSC:

a) cable lines fixed on poles or buildings' walls:

with metal casing (code 30018)

with plastic casing (code 30019)

b) communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).

The following fixed assets shall not be depreciated:

- fixed assets to be transferred according to the General Director's Order to conservation reconstruction and modernization, which duration shall not be less than three months;

- books, booklets and similar editions acquired;

- housing stock;

– fixed assets which consumer characteristics do not change in the course of time (land).

Amortization of fixed assets transferred by gratis is reflected in book keeping under the debit of production accounts and the credit of account 02 «Fixed assets depreciation». At the same time , it is recorded on the debit of account 83 «Deferred Income » and the credit of account 80 «Profit and losses» as the sum of accrued depreciation.

2002

Fixed assets are depreciated for accounting purposes on a straight-line basis based on their original or replacement cost (in case of revaluation) and depreciation rate determined based on their useful lives.

The lifetime of fixed assets groups is determined in accordance with recommendations of methodological council, considered by the Board of Directors and approved by the Company's General Director.

Depreciation rate of used fixed assets acquired by the Company is determined based on their lifetime reduced by the time (years, months) of their actual usage by former owner.

Fixed assets with a cost of less than the limit established by the legislation as well as books, booklets and similar editions are written off to operating expenses (sale expenses) as they are put into production or service. To ensure fixed assets' preservation during their service the Company exercises control over their movements.

Fixed assets acquired under leasing agreements are depreciated according to the coefficient of the accelerated depreciation determined by terms of the agreement (it is 3 in 2002).

Fixed assets are restored by means of repairs, modernization and reconstruction.

Repair expenses are included in the cost price of the reporting period in which they have been incurred. No reserves for future repairs of the fixed assets are established.

2003

Fixed assets are depreciated for accounting purposes on a straight-line basis based on their original or replacement cost (in case of revaluation) and depreciation rate determined based on their useful lives.

The lifetime of fixed assets groups is determined by a special commission on fixed assets acceptance and approved by the Company's General Director.

Lifetime of used fixed assets acquired by the Company is determined based on the time of their actual usage and their expected useful life in the Company.

Fixed assets with a cost of less than 10000 rubles per unit as well as books, booklets and similar editions acquired before 1 January 2002, are written off to operating expenses (sale expenses) as they are put into production or service using account 02 "Fixed assets depreciation". To ensure fixed assets' preservation during their service the Company exercises control over their movement on the account 01 «Fixed assets».

Objects of the capital construction being operated temporarily before their input in constant operation as well as objects of real property assets which have not been properly registered in the State Register are depreciated from the first day of the month following the month of the beginning of their actual usage.

Fixed assets acquired under leasing agreements are depreciated according to the coefficient of the accelerated depreciation determined by terms of the agreement which cannot be higher than 3.

2004

Fixed assets are depreciated for accounting purposes on a straight-line basis based on their original or replacement cost (in case of revaluation) and depreciation rate determined based on their useful lives.

The lifetime of fixed assets groups is determined by a special commission on fixed assets acceptance and approved by the Company's General Director.

Lifetime of used fixed assets acquired by the Company is determined based on the time of their actual usage and their expected useful life in the Company.

Fixed assets with a cost of less than 10000 rubles per unit as well as books, booklets and similar editions acquired before 1 January 2002, are written off to operating expenses (sale expenses) as they are put into production or service using account 02 "Fixed assets depreciation". To ensure fixed assets' preservation during their service the Company exercises control over their movement on the account 01 «Fixed assets».

Finished assets to be used in fixed assets structure are recorded as investments in non-current assets till the moment of putting them into operation.

Capital facilities, capital investments in which are finished, primary acceptance documents on which are duly executed and submitted for state registration and which are actually used, are recognized in the accounting records as fixed assets and reflected in separate sub-account of fixed assets account.

Lifetime of fixed assets acquired under leasing agreements is determined as life of the leasing agreement.

2005

Fixed assets are depreciated for accounting purposes on a straight-line basis based on their original or replacement cost (in case of revaluation) and depreciation rate determined based on their useful lives.

The lifetime of fixed assets groups is determined by a special commission on fixed assets acceptance and approved by the Company's General Director.

Lifetime of used fixed assets acquired by the Company is determined based on the time of their actual usage and their expected useful life in the Company..

2006

Fixed assets are depreciated for accounting purposes on a straight-line basis based on their original or replacement cost (in case of revaluation) and depreciation rate determined based on their useful lives.

The lifetime of fixed assets groups is determined by a special commission on fixed assets acceptance and approved by the Company's General Director.

Lifetime of used fixed assets acquired by the Company is determined based on the time of their actual usage and their expected useful life in the Company.

Information on the last revaluation of the Company's fixed assets and fixed assets leased on a long-term basis, have been carried out within five years before the quarter under report:

Fixed assets group	Complete balance sheet value prior to revaluation, RUR	Depreciated cost prior to revaluation, RUR	Date of revaluation	Complete balance sheet value after revaluation, RUR	Depreciated cost after revaluation, RUR
Buildings	1,853,856,000	1,312,379,000	01.01.2003	4,010,036,000	2,857,613,000
Total:	1,853,856,000	1,312,379,000	-	4,010,036,000	2,857,613,000

As of March 31, 2006 revaluation of only one group "buildings" of the Issuer's fixed assets was carried out.

Revaluation method:

Revaluation was carried out according to market value by direct recalculation on the basis of the documented market prices.

Information about the appraiser:

Full registered name: ***"ROSTO" Limited Liability Company***

Abbreviated name: ***"ROSTO" Ltd***

Location: ***102, Novorossiyskaya Str., Krasnodar, 350058***

TIN: ***2308057388***

Postal address: ***102, Novorossiyskaya Str., Krasnodar, 350058***

Phone, fax: ***(861) 255-00-49***

E-mail: *elan@istnet.ru*

In 2005 the Issuer does not plan to acquire, replace or retire fixed assets which value exceeds 10 % of total fixed assets value.

Information on all the facts of the Issuer's fixed assets burden as of 31 march 2006

Character of the fixed assets burden	Date of the burden occurrence	Valid till	Other terms (balance sheet value, ths RUR)
Left as a security under the Credit Agreement № 218 of 22.12.2003 with the Savings Bank of the Russian Federation	22.12.2003	19.12.2008	1,818,653.87
Left as a security under the Credit Agreement № 71/05 of 25.10.2005 with "Vneshtorgbank" OJSC	25.10.2005	24.10.2007	112, 675.05
Left as a security under the Credit Agreement №1943 of 23.04.2004 with the Volgograd branch of OJSC "Alfa-Bank"	23.04.2004	21.04.2006	468,000.00
Left as a security under the Credit Agreement №79149 of 29.04.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	29.04.2004	29.04.2006	151,575.00
Left as a security under the Credit Agreement № 57/04 of 29.04.2004 with the Krasnodar branch of OJSC "Promyshlenno-stroitelniy bank"	29.04.2004	26.04.2007	1,277,327.50
Left as a security under the Credit Agreement №79172 of 06.05.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	06.05.2004	06.05.2006	152,100.00
Left as a security under the Credit Agreement №79257 of 03.06.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	03.06.2004	01.05.2006	514,800.00
Left as a security under the Credit Agreement № 103/04 of 30.09.2004 with "Vneshtorgbank" OJSC	30.09.2004	29.09.2006	117,609.41
Left as a security under the Credit Agreement № 464 of 20.12.2004 with the Savings Bank of the Russian Federation	20.12.2004	16.06.2006	165,300.00
Left as a security under the Credit Agreement № 499 of 09.02.2005 with the Savings Bank of the Russian Federation	09.02.2005	04.08.2006	280,775.10
Left as a security under the Credit Agreement № 14/05 of 09.03.2005 with "Vneshtorgbank" OJSC	09.03.2005	30.07.2006	188,160.36
Left as a security under the Credit Agreement № 533 of 29.03.2005 with the Savings Bank of the Russian Federation	29.03.2005	25.09.2006	421,747.57
Left as a security under the Credit Agreement №80079 of 05.05.2005 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	05.05.2005	05.05.2006	126,590.30
Left as a security under the Credit Agreement № 050KB/15/234-05 of 25.08.2005 with the Bank of Moscow	25.08.2005	25.08.2008	2,131,287.20
TOTAL			**7,926,601.36**

IV. Information about the Issuer's financial and economic performance

4.1. Results of the Issuer's financial and economic activity

4.1.1. Profit and loss statement

Indicator	Formula	Year						
		2001	2002	2003	2004	2005	1Q2006	1Q2005
Revenue, RUR		2,597,226,000	10,531,981,000	13,506,587,000	16,752,576,000	18,133,104,000	4,117,562,000	4,290,401,000
Gross profit, RUR		636,499,000	2,697,192,000	3,053,640,000	3,393,593,000	4,180,741,000	1,240,502,000	1,043,706,000

Indicator	Formula	Year						
		2001	2002	2003	2004	2005	1Q2006	1Q2005
Net profit (retained earnings (uncovered loss), RUR		326,525,000	1,561,915,000	1,080,437,000	276,649,000	305,203,000	324,811,000	-10,713,000
Return on equity (owned capital profitability), %	Net profit / (equity and reserves – **target financing and inputs** + deferred income – own shares repurchased from shareholders)*100	11.20	14.94	8.46	2.17	2.39	2.48	-0.09
Production assets profitability, %	Net profit / balance sheet value of assets*100	8.00	9.48	3.49	0.64	0.70	0.76	-0.02
Net profit margin, %	(Net profit) / (Revenue) x 100	12.57	14.83	8.00	1.65	1.68	7.89	-0.25
Profitability of products (sales), %	Sales income / revenue *100	24.51	25.61	22.61	20.26	23.06	30.13	24.33
Ratio of capital turnover	(Revenue) / (book value of assets – short-term liabilities)	0.79	0.91	0.65	0.60	0.72	0.17	0.15
Amount of uncovered loss as of the reporting date, RUR	Uncovered loss of past years + uncovered loss of the reporting year	0.00	0.00	0.00	0.00	0.00	0.00	-10,713,000
Uncovered loss as of the reporting date to balance currency ratio	Amount of uncovered loss as of the reporting date / balance sheet value of assets (balance currency)	0.00	0.00	0.00	0.00	0.00	0.00	-0.0002

Indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002-2006 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The above indicators were calculated according to the methodology recommended by the statutory acts of the federal authorities.

Economic analysis of the Issuer's business efficiency:

During the analyzed five years (2001 – 2005) revenue and gross profit showed a stable increase. In 2002 due to consolidation of indicators the Issuer showed a considerable growth of revenues over 2001– by 4 times, gross profit increased by 4.23 times.

2005 revenue increased by 8.2 % over 2004, gross profit was up 23.2%. 1Q2006 revenue decreased by 4 % over 1Q2005, gross profit was up 18.7 %.

Net profit shows actual growth of a company's own capital, i.e. shows whether a company can generate profit for its owners. Net profit dynamics for 2001 – 2005 was irregular. High level of 2002 net profit was caused both by the process of reorganization and by a single atypical transaction in structure of operating income – selling of a large stake of the daughter enterprise. Further reduction was mainly due to operating costs growth and operating profit decrease in 2003 – 2005. Operating costs growth resulted from growing interest expenses caused by heavy external borrowings for realization of the Company's active investment program in 2003-2006. However, in 2005 this indicator showed an increase of 10.32 % over 2004.

Profitability indicators representing ratio of net profit to means of its generation, characterize business efficiency of a company - productivity or return on financial resources. Decrease in assets profitability and own capital profitability in 2003-2004 was mainly due to reduction in the Issue's net profit in the period. In 2005 these indicators approximated those in 2004 (own capital profitability has made 2.39 %, assets profitability – 0.70 %). In 1Q2006 own capital profitability has made 2.48 %, assets profitability – 0.76 %.

2005 net profit margin has made 1.68% being almost the same as in 2004. Decrease of this indicator in 2003-2004 was mainly due to essential reduction in Net profit value.

Profitability of products (sales) characterizes primary activity and shows profit per one ruble of operating revenues. This indicator does not depend on quantitative changes of proceeds from sales and is a qualitative characteristic of the Issue's core activity. In 2003, 2004 this indicator showed a downward trend due to aggressive investment policy and increase in interest expenses. In 2005 this indicator increased by 13.8 % over 2004 that is certainly a positive factor. In 1Q2006 this indicator increased by 23.83 % over 1Q2005.

Capital turnover ratio shows the efficiency of assets management by the Company. In 2002-2004 this indicator was gradually decreasing due to heavy external borrowings for realization of the investment program. In 2005 capital turnover ratio has made 0.72 times, a 1.2- times increase over 2004. In 1Q 2006 capital turnover ratio has made 0.17 times, which is up 1.13 times over 1Q2005.

Factors that in opinion of the Issuer's governing bodies have affected the amount of profits/losses of the Issuer reflected in the accounting records: *The Issuer gained profit mainly due to a positive trend in revenue growths compared to the operating costs caused by cutting the Company's investment program in the period under report and following the policy of rigid cost control.*

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity

Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services in the reporting period:

In 2002 revenues from telecom services grew more than twice over 2001 due to change of organizational structure of the Issuer and its reflection in financial reporting. The following companies merged into "UTK" PJSC: OJSC "Volgogradelectrosvyaz"; OJSC "KabBalktelecom"; OJSC "Karachaevo-Cherkesskelectrosvyaz"; OJSC "Svyazinform" of the Astrakhan Region ; OJSC "Sevosetinelectrosvyaz"; OJSC "Electrosvyaz of Adygeia Republic"; OJSC "Electrosvyaz of Kalmykia Republic"; OJSC "Rostovelectrosvyaz"; OJSC "Electrosvyaz" of Stavropol Territory".
In 2003 and 2004 revenues from domestic and international long-distance calls increased materially (by 8.8% and 12.8%, respectively) attributable to inter-city traffic growth and increase in average revenue per a DLD telephone call as well as to increase in international traffic volume and average revenues per an ILD call.
In 2003-2004 revenues from local telephony increased by 37 % and 23.1 % accordingly due to network development and growth of monthly subscriber fee.
In 2005 revenues from DLD and ILD telephony decreased by 3.81% over 2004 due to DLD traffic volume reduction owing to alternative telecom operators.
2005 revenues from local telephony increased by 17.97 % over 2004 due to network development and tariff growth.
1Q2006 revenue amounted to RUR 4,117.6 million, a 4%-decrease over 1Q2005. Revenues from telecom services declined by 7.4% to RUR 3,915.7 million due to coming into force of statutory acts regulating interaction of regional and long-distance telecom operators.

Revenues from local telecommunication services increased 19.7% over 1Q2005 due to increase in UTK's subscriber base and local tariffs growth (from September 1, 2005). The share of revenues from local telephone services in total telecommunication services revenue increased by 12.1 percentage points to 53.6%, share of revenues from value-added services — by 2.9 percentage points over 1Q2005 to 10.1%.

Changes of exchange rates have not influenced materially the Issuer's revenues from core activity. Decisions of state bodies have not influenced materially the Issuer's revenue size in the analyzed period.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

4.2. Liquidity of the Issuer

Indicator	Formula	Years						
		2001	2002	2003	2004	2005	1Q2006	1Q2005
Own current ets (working pital), RUR.	Capital and reserves (excluding own shares repurchased from shareholders) – target financing and inputs + deferred income – non-circulating assets – long-term accounts receivable	-727,945,000	-3,374,733,000	-13,390,636,000	-24,969,982,000	-25,688,390,000	-24,855,677,000	-25,258,707,000
Fixed assets index	Non-circulating assets + long-term accounts receivable /Capital and reserves (excluding own shares repurchased from shareholders) – target financing and inputs + deferred income	1.25	1.33	2.06	2.98	3.01	2.90	3.03
Current liquidity ratio	(circulating assets – long-term accounts receivable / (short-term liabilities - deferred income)	0.67	0.55	0.48	0.37	0.28	0.27	0.36
Quick liquidity ratio	(current assets - reserves – VAT on acquired valuables - long-term accounts receivable) / short-term liabilities (excluding deferred income)	0.36	0.32	0.18	0.13	0.12	0.13	0.12
n assets onomy ratio	(Capital and reserves (excluding own shares repurchased from shareholders) - target financing and inputs + deferred income) / (non-circulating assets + circulating assets)	0.71	0.63	0.41	0.29	0.29	0.31	0.29

Indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002-1Q2006 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The above indicators were calculated according to the methodology recommended by the Regulations on information disclosure by Issuers of emissive securities approved by the Federal Financial Markets Service of Russia № 05-5/pz-n.

Liquidity indicators show the ability of the company to fulfill its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.

Own current assets are understood as the part of own capital allocated to current assets funding. The negative value of own circulating assets shows that investment is partially financed from borrowed funds.

The fixed assets index for the analyzed period is higher than the recommended value of 0.9, while the value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient. In 2004 the fixed assets index made 2.98, in 2005 - 3.01, in 1Q2006 – 2.90.

The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises approximating 2.

Quick liquidity ratio is more strict estimation of a company's liquidity. It estimates the part of current short-tern liabilities that could be repaid by a company under critical conditions. It is assumed that inventories has no liquidity value. The optimal value of this indicator is 0.8-1.0.

In the analyzed period (2001-1Q2006) ratios of current liquidity and quick liquidity were less than the recommended standard values. In 2005 ratios of current liquidity and quick liquidity were 0.28 and 0.12 accordingly, and in 1Q2006 – 0.27 and 0.13 respectively.

In 2005 and 1Q2006 the autonomy ratio in fact remained the same low and was 0.29 and 0.31 respectively. The autonomy ratio shows the share of own capital in assets and describes financial independence from creditors.

The management has opened several credit lines sufficient for covering main part of working capital deficit.

In 2006 the Issuer plans to receive money from the following sources: moneyed proceeds from core activity and financial resources of domestic and international credit organizations. It will help the Issuer to pay out existing debts in due time in case of lack of funds.

The Issuer's own funds are not sufficient for execution of short-term obligations and coverage of current operating expenses.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

4.3. Amount, Structure and Sufficiency of Issuer's Equity and Working capital

4.3.1. Amount and Structure of Issuer's Equity and Working capital

Description	Year					
	2001	2002	2003	2004	2005	1Q2006
Authorized capital, RUR*	506,143,000	1,297,779,000	1,297,779,000	1,297,779,000	1,297,779,000	1,297,779,000
Total value of the Issuer's shares repurchased by the Issuer for their future resale (transfer)	0	0	0	0	0	0
The Issuer's reserves formed from the Company's profit, RUR.	47,260,000	63,260,000	64,889,000	64,889,000	64,889,000	64,889,000
Additional paid-in capital reflecting increase of assets value after revaluation, RUR	1,406,091,000	4,215,276,000	5,724,394,000	5,639,535,000	5,559,936,000	5,550,039,000
Difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR	0	0	0	0	0	0
Retained net profit of the Issuer, RUR **	807,625,000	4,672,255,000	5,406,480,000	5,419,549,000	5,604,701,000	5,939,409,000

Description	Year					
	2001	2002	2003	2004	2005	1Q2006
Total capital value of the Issuer, RUR	2,775,944,000***	10,248,570,000	12,493,542,000	12,421,752,000	12,527,305,000	12,852,116,000

**The size of the authorized capital of the Issuer corresponds to the constituent documents of the Issuer;*

***retained earnings of past years+retained earnings of the reporting year – uncovered loss of past years – uncovered loss of the reporting year*

****including "Social fund" (line 440) valued at 8,825 thousand rubles*

Indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002-2006 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

Structure and amount of the Issuer's current assets in accordance with its financial accounts:

Description	2001.		2002		2003		2004		2005		1Q2006	
	RUR ths	%	RUR ths	%	RUR ths	%	RUR ths.	%	RUR ths.	%	RUR ths.	%
Inventories	162,267	37.24	584,257	22.15	1,080,286	22.45	1,226,059	21.74	1,021,628	20.37	987,374	20.00
VAT on acquired values	40,383	9.27	498,762	18.92	1,922,618	39.95	2,502,153	44.37	1,879,956	37.48	1,581,449	32.03
Accounts receivable (expected in over 12 months after the reporting date)	2,441	0.56	62,474	2.37	42,256	0.87	34,449	0.61	16,978	0.34	15,668	0.32
Accounts receivable (expected within 12 months after the reporting date)	195,525	44.88	1,272,783	48.27	1,463,861	30.42	1,417,679	25.14	1,286,605	25.65	2,123,469	43.01
Short-term financial investments	0	0	1,591	0.06	35,321	0.73	59,973	1.06	80,842	1.61	81,363	1.65
Cash and cash equivalent	35,092	8.05	216,934	8.23	268,197	5.57	398,560	7.07	729,217	14.54	147,070	2.98
Other current assets	0	0	0	0	412	0.01	653	0.01	668	0.01	654	0.01
Current assets - total	435,708	100	2,636,801	100	4,812,951	100	5,639,526	100	5,015,894	100.00	4,937,047	100.00

Indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002-2006 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

Sources of financing the Issuer's current assets:

Description	2001		2002		2003		2004		2005		1Q2006	
	RUR ths.	%	RUR ths	%	RUR ths.	%	RUR ths.	%	RUR ths	%	RUR ths.	%
Own funds	2,775,944	68.03	10,248,570	62.24	12,493,542	40.34	12,421,752	28.64	12,527,305	31.86	12,852,116	32.93
Long-term loans and credits	185,533	4.55	298,853	1.81	4,772,416	15.41	11,343,885	26.16	8,431,298	21.44	7,667,987	19.65
Short-term loans and credits	182,497	4.47	1,160,487	7.05	5,371,906	17.35	8,074,234	18.62	11,922,468	30.32	12,197,228	31.25
Accounts payable	421,486	10.33	3,348,898	20.34	4,491,362	14.50	6,749,326	15.56	5,471,534	13.92	5,269,712	13.50
Other sources of financing	514,755	12.62	1,410,656	8.57	3,840,799	12.40	4,776,991	11.02	967,213	2.46	1,038,290	2.66

Description	2001		2002		2003		2004		2005		1Q2006	
	RUR ths.	%	RUR ths	%	RUR ths.	%	RUR ths.	%	RUR ths	%	RUR ths.	%
Total	4,080,215	100.00	16,467,464	100.00	30,970,025	100.00	43,366,188	100.00	39,319,818	100.00	39,025,333	100.00

Indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002-2006 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The Issuer's policy on financing the Issuer's working capital:

The Issuer tries to minimize the current accounts payable, which makes it possible to ensure smaller liquidity risk and greater total efficiency. Such strategy requires usage of long-term liabilities and own capital for financing most part of working capital.

Factors that may result in changing the policy of financing the circulating assets

- *actions aimed at reduction of accounts receivable, decrease of the stock level, acceleration of the circulating assets turnover;*
- *growth of market prices of working stock and other kinds of inventories;*
- *financial risks associated with the change of interest rates caused by possible alteration of refinancing rates of the Central Bank of the Russian Federation;*
- *change of prices on services provided by the Issuer.*

Probability of such factors' occurrence:

- *the Issuer's policy on assets management regarding receivables and stock is aimed at reduction of their level and turnover period. Possibility of negative influence of the given factor on financing the working capital is estimated as low;*
- *cost of bank credits and the rate of refinancing of the Central Bank of the Russian Federation have a downward tendency. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;*
- *prices of inventories used by the Issuer in its business activity are not liable to the sudden ups and downs of the market. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;*
- *the Issuer's marketing strategy is aimed at broadening its activity in the market sectors with non-regulated prices and tariffs. Possibility of adverse effect of the given factor on financing the working capital is estimated as low.*

4.3.2. The Issuer's financial investments

Financial investment of the issuer, making over 10 per cent of all financial investment as of 31 December 2005 and 31 March 2006.

1) Investments in securities.

Kind, category (type), form of securities: *ordinary registered non-documentary shares*
Full and abbreviated registered name of the issuer: *Open Joint –Stock Company "Health-care center "Orbita"/ OJSC "Health-care center "Orbita".*
Location: *Olginka, Tuapse district, Krasnodar Krai, 352840*
State registration of securities' issues:

Date of the issue's state registration	State registration number of the issue	Authority of state registration of the issue:
20.04.2001	1-01-58003-P	Regional branch of FCSM of Russia in the Southern federal district

Number of securities owned by the Issuer, pieces: ***354,400***
Total par value of securities owned by the Issuer, RUR: ***354,400,000***

Total balance value of securities owned by the Issuer, RUR: ***354, 400, 000***

Balance value of securities of the Issuer's subsidiaries and associates, RUR: ***354, 400, 000***

Amount of fixed rate or other income yielded by bonds and other debt emissive securities or procedure of its determination: ***none***

Period of payment: ***none.***

Preference share dividend and procedure of its determination if it is indicated in the Charter of the Issuer –Joint –Stock Company: ***none***

Payout period: ***none.***

Common share dividend (if common share dividend for the current years is not declared, dividend declared for the previous year should be indicated), payout period:

No income has been charged or paid by the securities during the period of the Company's operation.

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made:

In the opinion of the Issuer potential losses are limited to balance value of investments.

2) Non-emissive securities:

Financial investment of the issuer in non-emissive securities making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

3) Other financial investments:

Other financial investment of the issuer making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

Provision for impairment of the securities.

In December 2003 pursuant to PBU 19/02 the Issuer created provision for impairment of ***financial investments.***

Size of the provision for impairment of the securities ***makes:***

3,679,000 rubles as of January 1, 2005;

1,773,000 rubles as of 31 December 2005.

The Issuer's funds are not placed on deposit or other accounts in banks and other credit organizations which licenses have been suspended or withdrawn or concerning which the decisions on reorganization, liquidation of such credit organizations, starting the procedure of bankruptcy, or recognition of such organizations bankrupt have been accepted.

Accounting Standards according to which the Issuer has made calculations reflected in the present item of the Emissive prospectus:

Financial investments are reflected by the Issuer on account 58 according to PBU 19/02 "Accounting for financial investments" approved by Order of the Ministry of Finance of the Russian Federation №126n of 10.12.2002.

4.3.3. Issuer's Intangible Assets

Structure, Original (replacement) cost of intangible assets and depreciation charged in the reporting period:

№	Group of intangible assets	Overall value, RUR ths	Depreciation charged, RUR ths

№	Group of intangible assets	Overall value, RUR ths	Depreciation charged, RUR ths
	Reporting date:31.12.2001		
1	Exclusive rights to trade marks and service marks	79	60
2	Exclusive rights to usage of isolated natural objects	15	4
3	Exclusive rights to software, data bases	2,764	288
	TOTAL	2,858	352
	Reporting date: 31.12.2002		
1	Exclusive rights to trade marks and service marks	7	0
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2,042	437
	TOTAL	2,049	437
	Reporting date: 31.12.2003		
1	Exclusive rights to trade marks and service marks	90	2
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2,042	804
	TOTAL	2,132	806
	Reporting date: 31.12.2004		
1	Exclusive rights to trade marks and service marks	90	10
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2,042	1,175
	TOTAL	2,132	1,185
	Reporting date: 31.12.2005		
1	Exclusive rights to trade marks and service marks	146	19
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2,042	1,545
	TOTAL	2,188	1,564
	Reporting date: 31.03.2006		
1	Exclusive rights to trade marks and service marks	146	23
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2,042	1,638
	TOTAL	2,188	1,661

There were no contributions of intangible assets to the authorized capital or on a gratis basis.

Accounting for intangible assets.

Intangible assets are reflected according to "Accounting rules for intangible assets" PBU 14/2000, approved by the Order of the Ministry of Finance of the Russian Federation № 91n of October 16, 2000.

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method.

The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.

Intangible assets are depreciated on a straight-line basis by accrual of amortization on account 05

"Amortization of intangible assets".

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's expenses in the field of scientific and technical development in the reporting period preceding the expiry date of the previous reporting period, in respect of licenses and patents, new designs and research at the expense of the Issuer's own funds in such reporting period.

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing customers.

Period	Payments for licenses, RUR	Payments for research and development works, RUR
2000	372,355	200,000
2001	8,252,477	21,957,000
2002	160,633	35,719,700
2003	1,154,059	0
2004	747,487	3,219,160
2005	1,255,332	961
Total	**11,942,343**	**61,096,821**

Data on creation and obtaining the legal protection by the Issuer of the basic objects of the intellectual property (including data on the date of issue and termination of patents for invention, utility model and industrial model, on the state registration of trade marks and service marks, names of the place of products' origin):

1) Certificate of trade mark (service mark) № 243488
Registered in the State Register of trade marks and service marks of the Russian Federation on April 15,2003.
Period of validity - 10 years
Holder of right: "UTK" PJSC
The main direction of the trademark's usage is its usage when rendering all kinds of services by the Issuer, protection of the registered name of the Company, creation of strong advertising brand. Results of usage: Making the Company more recognizable, the Company's positioning in the telecom market

2) Computer-based billing system ASR "KURS"
Conformance certificate № OS/1-ST-170 issued on 9.08.2001 by the Ministry for Communications of the Russian Federation, valid till 9.08.2004.
Purpose: automation of business accounting.
The Issuer intends to extend the certificate.

3) Software ASU BUKHUCHOT
Contract № 1-97 of 5.03.1997 with the company "Kubaninformholding" for right of software usage (date of registration 31.07.1999). Contractual time is 10 years. Purpose: automation of business accounting.

4) Certificate of trade mark (service mark № 297060 DISEL
Registered in the State Register of trade marks and service marks of the Russian Federation on 20 October 2005
Valid till 26.05.2015
Holder of right: "UTK" PJSC
List of services under the registered trade mark: telecommunications; news agencies; TV broadcasting; Internet access (services of providers); provision of telecommunication connection to the Internet and other.

Risk associated with the possibility of withdrawal of the certificate on usage of trademarks:

The main risks are connected with regulatory uncertainty in the telecommunications sector due to new Federal Law № 126 "On Telecommunications" of July 7, 2003, effective since January 1, 2004. A number of statutory acts regulating licensing of telecom services is under development stage, and the existing by-laws do not fully correspond to the requirements of the new law. At the moment the management of the Issuer cannot predict the effect of these risks on the Issuer's business.

4.5.**Analysis of the Development Trends in the Sector of the Issuer's Principal Activity**

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H03 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- *transition to time-based billing system for local outgoing calls;*
- *fundamental improvement of tariff policy;*
- *increase of a technical level of public telephone systems.*

The Federal Tariff Service has set new tariffs for local and intercity telephone calls in the Republic of Adygeia, Republic of Kabardino-Balkaria, Republic of Kalmykia, Republic of Karachaevo-Cherkessia, Republic of the North Osetia-Alaniya, the Astrakhan region, the Volgograd region, the Krasnodarsky krai, the Rostov region, and Stavropolsky krai (orders by FTS head №№376-c10 and 375-c9, dated August 17, 2005) effective since September 1, 2005.

The monthly subscriber's rental was raised on average by 20% for residential customers and 15% - for businesses. In order to restrict cross-subsidizing and taking into consideration sizable decrease in growth rate of long-distance traffic volume, the FTS of Russia took a decision to cut the long-distance connection rates for individuals and legal entities by average of 4.1%.

According to the adopted decision on local tariffs growth and on simultaneous decrease in long-distance tariffs, the average increase in tariffs has made 8.2%.

The communication industry's segment in GDP is constantly increasing (2001 – 2.1%, 2002 – 2.4%, 2003 – 2.9%), which corresponds to the following absolute values: 2001 – RUR 183.9 bln, 2002 – RUR 217.6 bln, 2003 – RUR 385.8 bln.

In 2004 the RF communication market volume rose 37 % to 540 billion rubles. Share of communication and IT sector in gross domestic product reached 5 % in 2004.

According to estimates of the RF Ministry of economic development and trade for 2005, the volume of telecom services provided by telecom companies to national economy and population (including connection fees and traffic transit) increased by 21.2 % over a year-ago. Gross domestic product for the same period (according to estimates of the RF Ministry of economic development and trade) increased by 6.4 %.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically justified costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest" PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Federal Anti-Monopoly Service of the Russian Federation.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- *Growth of local tariffs;*

- *Increase of long-distance traffic per line due to improvement of the residents' standard of living and growth of revenues from business sector;*
- *Considerable increase in number of communication lines in operation and as a result growth of telephone density in the country;*
- *Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level.*

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of waiting lists for installation of telephone sets and increase of level of network digitization.

Development of the Issuer's business corresponds to the general development tendencies of the telecommunications sector.

Main factors having effect on the state of the telecommunications sector:

– changes in state regulation of the sector (including pricing policy on regulated telecom services, availability of licenses, realization of the reform of the sector);

– general condition of national economy, as telecommunications as an infrastructural sector, is very sensitive to such changes.

Key performance results of the Issuer in the telecommunications sector:

In 2005 the Company showed a good progress.:

– revenue increased by 8.2% over 2004 mainly due to local tariffs (subscriber fee) growth, development of value-added services, enhancement of subscriber base;

– EBITDA was up 27.8% over 2004.;

– Outstanding debt decreased by 3.1%;

– labour productivity grew by 13.1%.

Revenues from:

– local telephony increased by 17.8%;

– long-distance telephony decreased by 4.9%.

Estimation of conformity of the Issuer's performance results to development trends of the sector:

The Issuer's business development is in line with the industry's overall trends.

Grounds for the received activity results (satisfactory and unsatisfactory results in the opinion of the Issuer):

Telecommunications sector development corresponds to common positive trends in the Russia economy. The sector has been developing dynamically during the last several years: new technologies and new services have appeared; solvent demand for telecom services has increased. The Issuer's activity is aimed at providing full range of telecom services to wide circle of customers.

Factors and terms having effect on the Issuer's activity and its performance results:

The main risk factors of the Issuer's activity:

1) The most recent version of the federal law "On Telecommunications" came into effect on 1 January 2004. It determines the authority that various branches of the government exercise over the regulation of the telecommunications sector. The law can increase a degree of regulation of the Issuer's business. Till the moment of approval of the corresponding normative acts, the period of contradictions and uncertainties relating to different interpretation of the Law by regulating authorities is inevitable.

Pursuant to the new Law the Company is obliged to establish equal status of connection of communication networks and pass-through of traffic for telecom operators providing similar services and to render to these operators services on connection and pass-through of traffic on the same conditions and of the same quality as for its own structural divisions and affiliated persons.

In addition, according to the new Law "On Telecommunications" a subscriber (natural person) has the right to choose form of payment for local telephone calls: monthly subscriber fee or time-based

billing system of payment.

The management cannot predict effect of the new Law on the Company activity.

2) Running processes of integration of alternative telecoms in large holdings.

Forecast concerning duration of the specified factors and conditions:

It is difficult to predict the duration of the main adverse factors because it is impossible to determine the period of validity of the main law regulating activity in telecommunications sector. Integration process of alternative operators is very dynamic and it will be continued for several more years.

Actions undertaken by the Issuer and actions which the Issuer plans to undertake in the future for effective usage of the given factors and conditions:

The Issuer is going to make advantage of its main competitive strengths.

Actions taken by the Issuer and actions which the Issuer plans to undertake in the future in order to diminish negative effect of factors and conditions influencing the Issuer's business:

The Issuer takes and plans to take the following actions:

– development of cable TV. High quality of video transmission, a lot of digital, analog and satellite channels to any taste and availability of many additional services, such as high-speed Internet access, IP telephony, telex, intruder and fire alarm systems and others, attract great number of customers;

– rendering of new additional service under the brand "DiSeL-TV" in the Krasnodar krai for broadband Internet subscribers using ADSL2 + technology. "DiSeL-TV" bundle includes 33 TV channels with digital quality of video and audio signals. In future the Company plans to extend a list of TV channels for viewing and to provide video upon request;

–further improvements in range and quality of offered services as well as in customer service in order to attract new clients including large corporate clients.

Essential events / factors which can have a negative effect on the opportunity of the Issuer to receive similar or better future results than those received in the last accounting period. Probability of occurrence of such events (factors):

Among major factors are liberalization of long-distance market and privatization of Svyazinvest. However it is not obviously possible at the moment to estimate the size and influence of the given factors. The probability of their occurrence is high in 2006-2007.

In future the main negative effect is expected from strengthening of competition especially with mobile operators. Probability of the situation that mobile operators will be strong competitors is very high, since they are actively building up their presence in all regional markets.

Main existing and potential competitors of the Issuer in the sphere of its core activity including foreign ones. Competitive capacity factors of the Issuer with the description of a degree of their influence on competitive power of products (jobs, services).

As of 1 January 2006 444 telecom operators operated in the territory of the Southern Federal District, 119 of them being Internet-providers, 235 – providers of local and long-distance telephone services. But main competitors of "Southern Telecommunications Company" PJSC in SFD telecom market are cellular operators. 46 cellular operators representing 13 trademarks operate in the Company's licensed territory.

In spite of high level of competition "UTK" PJSC maintains major market share of traditional fixed-line services. According to 2005 preliminary results total market share of "UTK" PJSC in the aggregate SFD fixed- line market constituted 81%.

According to 2005 estimates UTK's share of regional telecom market was:

- *93% - local telephony;*
- *89% - long-distance telephony;*
- *48% - value-added telecom services.*

As a whole UTK's market share was estimated at 35% in 2005.

"Southern Telecommunications Company" PJSC states the following priority tasks:

- *Introducing new technologies and services meeting the market development tendencies and customers' real requirements*
- *Making value-added services more competitive*
- *Developing integrated data networks (multi-service networks) in the Southern Federal District*
- *Introduction and deployment of pre-paid universal service cards throughout the licensed territory of "UTK" PJSC.*
- *Technical realization of intra-regional service roaming.*
- *Provision of services "in package".*

Priority services of the Issuer are the following:

- *Broadband access to Internet services*
- *Call-center services*
- *Intelligent services*
- *Services of multimedia and multi service networks (including digital cable TV and IP-TV)*
- *Content services*
- *Construction of VPN*

One of the priorities in the service sphere is introduction and further development of pre-paid service cards including universal cards, development of "self-service" system, as well as development of the content to be accessed by subscribers through various information access channels (Internet, E-mail, SMS, WAP, IVR, operators of the Contact-center).

Market shares of the Issuer and its competitors for the last five fiscal years in opinion of the Issuer:

Name	Country of registration	Volume of sold products, RUR thousand (including 2004)	Market share, %			
			2002	2003	2004	2005E
The Issuer	Russia	57,441.23	45.0	46.0	39.6	35.5
Cellular operators	Russia	69,549.10	34.5	41.7	51.5	56.6
Other operators	Russia	15,878.67	20.5	12.3	8.9	7.9

Analysis of the factors of the Issuer's competitive capacity:

- *the table shows estimations of competitive power of "UTK" PJSC and its competitors: cellular and fixed line operators, Internet and IP-telephony providers;*
- *quantitative estimations of the factors of the competitive capacity shown in the table represent aggregate average estimations received from end users of services;*
- *Bottom-line value of the competitive capacity of the Issuer is calculated taking into consideration a rate of importance of such factors.*

Description	Rating of the factor importanc e	Issuer	Fixed-line operators	Cellular operators	Internet and IP providers
Convenience of location (distribution system)	0.1	4.2	3.4	4.6	3.7
Price	0.2	3.9	3.5	3.4	3.3
Quality of products	0.25	4.1	3.7	4.0	3.3
Service rapidity	0.15	4.1	3.6	4.3	3.6
After-sale service	0.15	4.1	3.5	4.3	3.8
Consumer properties of services	0.15	4.5	3.7	4.5	4.0
Closing value of the company's competitive capacity		**4.1**	**3.6**	**4.1**	**3.6**

Essential events / factors which can improve the Company's performance results:

General economic growth in Russia and increase of the telecommunications sector share in Gross Domestic Product has a positive effect on the Company's activities.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies and their terms of reference in accordance with its Charter:

Structure of the Issuer's governing bodies in accordance with its Charter:

- *General Shareholders' Meeting is the Company's supreme governing body.*
- *Board of Directors is a collegiate governing body exercising general management of the Company's activity.*
- *Management Board is a collegiate executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.*
- *General Director is the personal executive power exercising management of the Company's current activity.*

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director is entitled to adopt resolution on early termination of powers of the members of the Management Board.

General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter.

General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Employment Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter cover:

1) making amendments and additions to the Company's Charter and approving the Charter's new edition (except for the cases falling under the Federal Law "On Joint Stock Companies"), in which cases decisions may be taken by at least three quarters of voting shareholders attending the General Shareholders' Meeting);

2) the Company's reorganization that shall be voted in favor of it by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

3) the Company's liquidation, appointment of a liquidation commission and approval of a preliminary and final liquidation statements that shall be voted in favor of them by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

4) election of the Board of Directors' members by a cumulative voting;

5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

6)definition of the number, nominal value, category (type) of the Company's declared shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

7) increase of the Company's authorized capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

8) increase of the Company's authorized capital by placing additional shares by public subscription, should the number of additional shares exceed 25 percent of the Company's ordinary shares having been previously placed, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

9) increase of the Company's authorized capital by placing additional shares by close subscription, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

10)reduction of the Company's authorized capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares in order to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

11) election of the members of the Company's Auditing Commission and early termination of their powers in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

12) appointment of the Company's auditor, in which case a decision shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

13) approval of the Company's annual reports, balance sheets, income and loss statements, distribution of profits and losses including dividend payment (declaration). The decisions in these cases shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

14) procedures for conducting a General Shareholders' Meeting, in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, in which cases decisions shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

16) taking resolutions on approval of related-party transaction; such resolutions shall be passed in the cases and in the procedure specified in Article XI of the Federal law "On Joint Stock Companies";

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares by subscription and transactions related to placement of issued securities convertible into ordinary shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) participation in holding companies, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

20) placement by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are placed by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares exceeding 25 percent of the previously placed ordinary shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) decision on compensation, at the Company's expense, of the costs of preparation and conduct of an extraordinary General Meeting of the Shareholders of the Company in the case when the Board of Directors, against the effective laws of the Russian Federation, did not take a decision on convening of an extraordinary meeting, and such meeting is convened by other persons. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

22) relieving of a person who has acquired, independently or jointly with his affiliates, 30 or more percent of the placed ordinary shares of the Company, of the obligation to buy shares from other Shareholders of the Company. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting, except for the votes on the shares owned by such person and his affiliates;

23) delegating the authority of the Company's individual executive body to a managing organization or a manager , that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

24) other matters stipulated by the Federal law "On Joint Stock Companies" and this Charter.

General Shareholders' Meeting shall have the right to take decision on issues specified in subparagraphs 2,7,8,9,15-19,23 of the Charter exclusively when presented by the Board of Directors. In this case, other persons authorized under the effective laws of the Russia Federation to enter items on the agenda of the annual or extraordinary General Shareholders Meeting shall not demand that the Board of Directors enter the above matters on the agenda of the meeting.

The General Shareholders Meeting may not review or make decisions on matters that are outside its frame of reference as defined by the Federal Law "On Joint Stock Companies".

Board of Directors' terms of reference according to the Company's Charter:

1) setting of priorities in the activity of the Company, and in particular, approval of the annual budget, budgets for medium- and long-term periods, strategies, and development programs of the Company, making changes in the indicated documents, consideration of the results of their implementation;

2) preliminary approval of the operations exceeding the scope determined by the Company's annual budget;

3) convocation of the annual and extraordinary General Shareholders Meetings, except for the cases provided for under paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";

4) approval of the General Shareholders' Meeting's agenda;

5) setting record date for shareholders entitled to attend a General Shareholders' Meeting, and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;

6) preliminary approval of the Company's annual report;

7) increase of the Company's authorized capital by placing by the Company of additional shares within the number of declared shares as defined by this Charter, except for the cases provided for under subparagraph 8,9 of paragraph 12.2. hereof;

8) placement by the Company of bonds or other issued securities in cases, where under the terms of placement of such bonds or other issued securities, they are not convertible into the Company's shares;

9) placement by the Company of bonds or other issued securities convertible to shares, if such bonds (or other issued securities) are placed by public subscription, where such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares amounting to 25 or less percent of the previously placed ordinary shares;

10) pricing (cash evaluation) of property and the price of placement and redemption of issued securities in cases provided for by the Federal Law "On Joint-Stock Companies";

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption approval of resolutions on issue of securities, security issue prospectus, reports on the results of issuance of the Company's

securities, reports on the results of purchasing the Company's shares for the purpose of their redemption;

12) acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company Registrar and of the terms of the contract therewith as well as taking resolutions on the cancellation of the contract therewith;

14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;

15) use of the Company's reserve fund and other funds;

16) approval of the internal document of the Company regulating the procedures for internal control over its financial and business operations;

17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;

18) approval of the Provisions on structural subdivision of the Company performing the functions of internal control, approval of nominees to the post of its head as well as consideration of other issues, the resolution on which shall be taken by the Board of Directors in accordance with the Provisions on the indicated subdivision;

19) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 0.5 to 25 percent of the book value of the Company's assets as of the latest reporting date determined from its accounting data;

20) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 25 to 50 percent of the book value of the Company's assets as of the latest reporting date determined from the financial statements, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) by subscription of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company;

21) approval of related- party transactions in cases provided for under Chapter XI of the Federal Law "On Joint-Stock Companies";

22) determination of the basic principles of the Company's organizational structure;

23) setting-up subsidiaries, opening representative agencies, their liquidation and approval of the Provisions on them;

24) preliminary agreement on the nominees to the posts of directors of subsidiaries and representative agencies and relieving of managers of the indicated structural subdivision of their posts;

25) approval of annual budgets, development strategies and programs, making changes in the indicated documents, consideration of the results of their implementation;

26) nomination of the Company's individual executive body (General Director), determination of his term of office and early termination of his powers;

27) election (re-election) of Chairman of the Company's Board of Directors and the Vice-chairman;

28) forming a collegiate executive body (Management Board), determination of its term of office as well as early termination of authority of members of the Management Board;

29) agreement on combination by the person performing the functions of the individual executive body of the Company, members of the Management Board of the Company of the posts at the managing bodies of other organizations;

30) permitting the person acting as individual executive body of the Company to combine jobs holding a paid post at other organizations;

31) formation of standing or temporary (for resolving certain matters) committees of the Board of Directors, approval of Provisions thereon;

32) appointment and dismissal of the Company's Corporate Secretary, approval of the Provisions on the Corporate Secretary and the office of the Company's Corporate Secretary;

33) approval of the terms of contracts (additional agreements), concluded with the General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; as well as consideration of matters, the resolutions on which shall be taken by the Board of Directors in accordance with the abovementioned contracts;

34) taking decisions on participation (joining as a participant, termination of participation, change in the participation share) of the Company in other organizations by buying, selling shares, shares of other organizations as well as by making additional contributions to the authorized capital of these organizations;

35)taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-paragraph 18, paragraph.12.2 of the present Charter, by joining as a participant, termination of participation, making additional contributions (installments) related to the Company's participation in non-profit organizations;

36) taking decisions on items of the agenda of the General Meetings of subsidiaries (supreme governing bodies of other organizations), of which the Company is the sole participant;

37) determination of the procedure of the Company's interaction with organizations in which the Company is a shareholder;

38) approval of the internal documents (document) regulating principles of information disclosure about the Company, procedures for using confidential information about the Company's operations and transactions»;

39) approval of the Corporate Governance Code of the Company, making amendments and additions into it;

40) approval of other internal documents of the Company, in addition to those provided for under paragraph 13.4 of the present Charter, regulating matters within the competence of the Board of Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Charter to the competence of the General Shareholders meeting and executive bodies of the Company;

41) approval of the procedure for risk management in the Company»;

42) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter.

Matters within the frame of reference of the Board of Directors of the Company shall not be delegated for resolution to the collegiate or individual executive body of the Company.

Terms of reference of the Management Board according to the Company's Charter:

1) developing proposals on the main trends of the Company's activities including draft annual budgets, budgets for the medium- and long-term periods, Company's development strategies and programs, proposals on making changes to the aforementioned documents;

2) making decisions on matters being within the terms of reference of supreme governing bodies of the non-profit organizations where the Company is the sole founder (stockholder), except for the non-profit organizations which supreme governing body is formed without participation of the founder (participant);

3) developing the Company's social and personnel policy;

4) approving the internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;

5) preparing materials and draft resolutions on the matters to be considered by the Company's Board of Directors, except for the issues submitted for consideration in accordance with the legislation of the Russian Federation and the Company Charter with indication of the fixed time of their consideration by the Board of Directors making impossible their preliminary examination by the Company's Management Board, as well as when it is necessary to take an urgent decision on the matters presented for consideration to the Company's Board of Directors as agreed with the Board Chairman;

6) organizational and technical support of the activity of the Company bodies;

7) developing technical, economic, financial and tariff policy of the Company and its branches.

8) developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;

9) determining the methodology of planning, budgeting and controlling of the Company and its branches;

10) developing security policy of the Company and its branches;

11) determining the procedure for allotting assets to a branch and withdrawing the assets owned by a branch;

12) determining the quantitative structure of the branches' collegiate executive bodies, appointing their members, early termination of their powers, approving The Provisions on the collegiate executive body of a branch;

13) preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions;

14) approving terms of contracts (additional agreements), concluded with the members of the collegiate executive bodies of the branches, deputy directors, chief accountants of the branches and representative offices, as well as examining issues to be approved by the Management Board in accordance with the aforesaid contracts;

15) approving quarterly budgets of the branches, making changes to the indicated documents;

16) analysis of operation of structural divisions of the Company, detached units included, and development of mandatory guidelines for improvement of their operation;

17) approving internal document regulating matters referred to the competence of the Company's Management Board except for the documents subject to approval by the General Shareholders' Meeting and the Board of Directors of the Company.

18) approval of organizational structure of the Company including its principal functions

The Management Board can also take decisions on other matters of the Company's current business by assignment of the Board of Directors or by presentation of the General Director of the Company.

Terms of reference of the General Director according to the Company's Charter:

1) *making decisions on the matters not referred by the Charter to the competence of the Company's General Shareholders' Meeting, Board of Directors and Management Board,*
2) *acting as the Chairman of the Company's Management Board,*
3) *General Director acts on behalf of the Company without Power of Attorney representing the interests of the Company, concluding transactions on behalf of the Company, approving staff, issuing orders and giving instructions mandatory for all the Company's employees;*

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics (Corporate Governance Code).

Corporate Governance Code of "UTK" PJSC (Appendix № 1) was approved by the Issuer's Board of Directors (Minutes № 44 of May 25, 2004) and amended and restated by UTK's Board of Directors on May 25, 2005 (Minutes № 36 of May 25, 2005).

URL of Internet site for public access to full text of Corporate Conduct (governance) Code of the Issuer:

http://www.stcompany.ru/investor/docs

Data on amendments introduced in the Issuer's Charter and other bylaws regulating activity of the Issuer's bodies in the last accounting period:

No amendments were introduced to the Charter and other bylaws regulating activity of the Issuer's bodies in the period under report.

Internet-page where the full text of the valid version of the Issuer's Charter and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

http://www.stcompany.ru/investor/docs

5.2. Information on the Members of the Issuer's Governing Bodies

Personal membership of each of the Issuer's governing bodies specified in item 5.1 of the quarterly report (except for the participants of the General Shareholders' Meeting):

Members of the Board of Directors of the Issuer:

Kuznetsov Sergey Ivanovich (Chairman)
Year of birth: ***1953***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	Closed Joint –Stock Company "PeterStar"	General Director
2001 - 2003	OJSC "Rostelecom"	General Director, Chairman of the Management Board
2001 - 2003	Non-governmental pension fund "Rostelecom-Garantiya"	Member of the Board of the Fund
2001 - 2003	OJSC "Svyazinvest"	Member of the Management Board
2001 - 2004	CJSC "Globalstar- Kosmicheskie telekommunikatsii"	Member of the Board of Directors
2001 - 2004	OJSC "RTComm.RU"	Member of the Board of Directors

Period	Company	Position held
2001 - 2004	CJSC "Telmos"	Member of the Board of Directors
2002 - 2003	CJSC "Interfax-Telecom"	Member of the Board of Directors
2002 - 2004	OJSC "Rostelecom"	Member of the Board of Directors
2003 - 2003	OJSC "RTC-Leasing"	Chairman of the Board of Directors
2003 - 2004	"North-Western Telecom" OJSC	General Director, Chairman of the Management Board
2003 - 2005	Inter-regional commercial bank of telecommunications and informatics development (OJSC)	Member of the Board of Directors
2004 - 2004	"North-Western Telecom" OJSC	Member of the Board of Directors
2004 - 2004	NP "CIPRT"	Member of the Board of the Partnership
2004 – till now	OJSC "Svyazinvest"	First Deputy General Director, Member of the Management Board
2004 - till now	OJSC "Telecominvest"	Member of the Board of Directors
2005 - till now	OJSC "Rostelecom"	Member of the Board of Directors
2005 - till now	"CentralTelecom" OJSC	Member of the Board of Directors
2005 - till now	"VolgaTelecom" OJSC	Member of the Board of Directors
2005 - till now	"UTK" PJSC	Chairman of the Board of Directors
2005 - till now	"Uralsvyazinform" OJSC	Chairman of the Board of Directors
2005 - till now	"Sibirtelecom" OJSC	Chairman of the Board of Directors
2005 - till now	"Dalsvyaz" OJSC	Chairman of the Board of Directors
2005 - till now	"Central Telegraph" OJSC	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
2001 – 2005	"Svyazinvest" OJSC	Chief Accountant
2002-2002	"Yartelecom" OJSC	Member of the Board of Directors

Period	Company	Position held
2002-2002	"Artelecom" OJSC	Member of the Board of Directors
2002 – till now	OJSC "MGTS"	Member of the Auditing Commission
2002 – 2005	"CenterTelecom" OJSC	Member of the Auditing Commission
2002 – 2005	"North-Western Telecom" OJSC	Member of the Auditing Commission
2002 – 2005	OJSC "Rostelecom"	Member of the Auditing Commission
2003-2003	OJSC AKB "Svyazbank"	Member of the Board of Directors
2003-2005	"Volgatelecom" OJSC	Chairman of the Auditing Commission
2003-2005	"Dalsvyaz" OJSC	Chairman of the Auditing Commission
2005- till now	"CenterTelecom" OJSC	Chairman of the Auditing Commission
2005 – till now	OJSC "Rostelecom"	Member of the Management Board
2005 – till now	"Svyazinvest" OJSC	Deputy General Director, Member of the Management Board
2005 – till now	"VolgaTelecom" OJSC	Chairman of the Board of Directors
2005 – till now	"North-Western Telecom" OJSC	Member of the Board of Directors
2005 – till now	"UTK" PJSC	Member of the Board of Directors
2005-till now	OJSC AKB "Svyazbank"	Member of the Board of Directors
2005- till now	"Sibirtelecom" OJSC	Chairman of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Mikhail Borisovich Vasilyev

Date of birth: ***1954***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - till present time	Representative office of the company "NCH Advisors, Inc" in Saint Petersburg	Director
2000 - 2002	"Electrosvyaz" OJSC of the Kostroma Region	Member of the Board of Directors
2000 - 2003	OJSC "Raditshev Tannery"	Member of the Board of Directors

Period	Company	Position held
2000 - 2002	"Electrosvyaz" OJSC of the Ryazan Region	Member of the Board of Directors
2000 - 2002	OJSC "Saratovelectrosvyaz"	Member of the Board of Directors
2000 – 2002	OJSC "Tambovskaya electrosvyaz"	Member of the Board of Directors
2002 - till present time	"Electroapparat" OJSC	Member of the Board of Directors
2000 – 2002	OJSC "Yarenergo"	Member of the Board of Directors
2001 - 2002	OJSC "Telekommunikatsionnie seti svyazi"	Member of the Board of Directors
2001-2002	"Electrosvyaz" OJSC of the Vologda Region	Member of the Board of Directors
2001 - 2004	"Abrasive Plant"Ilyich" OJSC	Member of the Board of Directors
2001 - 2005	"Bolshoy Gostiniy Dvor" OJSC	Member of the Board of Directors
2002 - till present time	"Arkhenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2004 - till present time	OJSC "Vladimir Energy Supply Company"	Member of the Board of Directors
2004 - till present time	OJSC "Kirovenergosbyt"	Member of the Board of Directors
2004 - till present time	OJSC "Penza Energy Supply Company"	Member of the Board of Directors
2004 - till present time	OJSC "Smolenskaya GRES"	Member of the Board of Directors
2005 - till present time	OJSC "Arkhangelsk generating company"	Member of the Board of Directors
2005 - till present time	OJSC "Kirovenergo"	Member of the Board of Directors
2005 – 2005	OJSC "TGK-5"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the

Issuer's internal or external audit committees: ***none***

Veremianina Valentina Fyodorovna

Year of birth: ***1966***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 – 2003	Bank "MENATEP Saint Petersburg"	Legal expert of the branch in the city of Voronezh
2003 – 2004	OJSC "RTC-Leasing"	Deputy head of the section, Head of the section of the Legal Department
2004 – till now	"Svyazinvest" OJSC	Head of the section, Deputy Director of the Legal Department
2005 – till now	"CenterTelecom" OJSC	Member of the Auditing Commission
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2005 – 2005	OJSC "Svyazintek"	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Gavrilenko Anatoliy Anatolievich

Year of birth: ***1972***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2004 – till now	CJSC "Leader"	General Director, member of the Board of Directors
1998-2004	CJSC "Alor Invest"	Director for strategic finance planning
2004 – till now	OJSC "Ulyanovsk motor-car factory"	member of the Board of Directors
2004 – till now	OJSC "United Engineering Plants"	member of the Board of Directors
2005 – till now	OJSC "Belvnesheconombank"	member of the Board of Directors
2005 – till now	OJSC "Moscow Heat Supply Company"	member of the Board of Directors
	OJSC "Moscow City Electrical	member of the Board of Directors

Period	Company	Position held
2005 – till now	Supply Networks"	
2005 – till now	OJSC "Moscow Regional Electrical Supply Networks"	member of the Board of Directors
2005 – till now	OJSC "Management energy company"	member of the Board of Directors
2005 – till now	OJSC "Mosenergo"	Member of the Board of Directors
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Zabuzova Elena Viktorovna

Year of birth: ***1950***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2002 - 2002	OJSC "Smolensksvyazinform"	member of the Board of Directors
2002 - 2003	"UTK" PJSC	member of the Board of Directors
2002 - 2002	OJSC "Electrosvyaz" of the Rostov Region	member of the Board of Directors
2003 - 2004	"VolgaTelecom" OJSC	member of the Board of Directors
2003 – till now	"Sibirtelecom" OJSC	member of the Board of Directors
2004 - 2005	OJSC "MGTS"	member of the Board of Directors
2004 - 2005	CJSC "RusLeasingSvyaz"	member of the Board of Directors
2001-2003	"Svyazinvest" OJSC	Deputy Director – Head of the Economic Planning Division, Economic and Tariff Policy Department
2003 – till now	"Svyazinvest" OJSC	Director of the Department of Economic Planning and Budgeting
2005 – till now	"North-Western Telecom" OJSC	Chairman of the Auditing Commission
2005 – till now	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2005 – till now	CJSC "RusLeasingSvyaz"	Chairman of the Board of Directors
2005 – till now	"Sibirtelecom" OJSC	member of the Board of Directors
2005 – till now	"CenterTelecom" OJSC	Member of the Management Board
2005 – till now	"UTK" PJSC	member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Denis Viktorovich Kulikov

Date of birth: 1975

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	CJSC "IAUC "NAUFOR"	Expert of the Consulting Center
2001 - till present time	Investor Protection Association	expert
2002 - till present time	"Cherepetskaya GRES" OJSC	Member of the Board of Directors
2002 - 2004	"Ryazanenergo" OJSC	Member of the Board of Directors
2002 - 2005	"Bryanskenergo" OJSC	Member of the Board of Directors
2003 - 2003	"Kalugaenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Pechorskaya GRES" OJSC	Member of the Board of Directors
2003 - 2004	"Kurskenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2005 – till now	OJSC «Vladimir Energy Company»	Member of the Board of Directors
2005 – till now	OJSC «Penza Generating Company»	Member of the Board of Directors
2005 – till now	"VolgaTelecom" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Stanislav Nikolaevich Panchenko

Date of birth: ***1945***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"PTS" OJSC	Member of the Board of Directors
1999 - till present time	"Svyazinvest" OJSC	Member of the Management Board , Deputy General Director
1999 – 2005	"Rostelecom" OJSC	Member of the Board of Directors
1999 – 2005	"Lensvyaz" OJSC	Chairman of the Board of Directors
2001 – till present time	"Dagsvyazinform" OJSC	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2001 - 2002	"Lipetskelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Nizhegorodsvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Stavropol Territory"	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov Region	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Chairman of the Board of Directors
2002 - 2002	"Voronezhsvyazinform" OJSC	Chairman of the Board of Directors
2003 – till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2004 – 2005	"Uralsvyazinform" OJSC	Member of the Board of Directors
2004 – 2005	"North-Western Telecom" OJSC	Member of the Board of Directors
2005 – till present time	"Central Telegraph" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Georgy Alexeevich Romsky

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2001	"Uraltelecom "OJSC of Sverdlovsk region	Member of the Board of Directors
2001 - 2002	"MGTS" OJSC	Member of the Board of Directors
2001 - 2002	"Central Telegraph" PJSC	Member of the Board of Directors
2001 - 2003	"Electrosvyaz" OJSC, Kaliningrad Region	Member of the Board of Directors
2001 - 2005	"Giprosvyaz" OJSC	Chairman of the Board of Directors
2001-2005	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2002 - 2003	"SibirTelecom "OJSC	Chairman of the Board of Directors
2002 - 2003	"MobiTel"CJSC	Member of the Board of Directors
2000 - 2005	"Svyazinvest" OJSC	Deputy General Director , member of the Management Board
2002 - 2005	"Globus-Telecom"CJSC	Member of the Board of Directors
2003 – 2005	"VolgaTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"SibirTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"MobiTel"CJSC	Chairman of the Board of Directors
2004 – 2005	"Rostelecom" OJSC	Member of the Management Board

Period	Company	Position held
2005 – till now	NP “CIPRT”	Member of the Partnership Board
2005-till now	"Southern Telecommunications Company" PJSC	Director General, Vice-chairman of the Board of Directors, Chairman of the Management Board

Share in the Issuer’s authorized capital: ***none***

Share of the Issuer’s common stock: ***none***

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: ***none***

Share in the authorized capital of the Issuer’s subsidiaries and associates: ***none***

Share of the common stock of the Issuer’s subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer’s subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates’ options owned by him: ***none***

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: ***none***

Chechelnitsky Eugheny Aleksandrovich

Year of birth: ***1973***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2004	Ministry for Communications and Informatization of the Russian Federation	Deputy Director of the Department for Economics and Investment Policy
2004 – till present time	Rossvyaznadzor	Deputy Director of the Federal Communications Supervision Service
2005 – till present time	OJSC "Central Telegraph"	Member of the Board of Directors
2005 – till present time	OJSC "Giprosvyaz"	Member of the Board of Directors
2005 – till present time	“Uralsvyazinform” OJSC	Member of the Board of Directors
2005 – till present time	“Dalsvyaz” OJSC	Member of the Board of Directors
2005 – till present time	“Rostelecom" OJSC	Member of the Board of Directors
2005 – till present time	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer’s authorized capital: ***none***

Share of the Issuer’s common stock: ***none***

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: ***none***

Share in the authorized capital of the Issuer’s subsidiaries and associates: ***none***

Share of the common stock of the Issuer’s subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer’s subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates’ options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Yuriev Vladimir Pavlovich

Year of birth: ***1946***

Education: ***higher education***

Posts held during the last 5 years::

Period	Company	Position held
2000 – 2004	Ministry for Communications and Informatization of the Russian Federation	Deputy Director of the Department for Economic Policy
2000 – till present time	OJSC "Chukotkasvyazinform"	Member of the Board of Directors
2004 – till present time	Federal Communications Agency	Head of the Department for economics, finance and state property
2005 – till present time	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.2.2. Person acting as the Issuer's individual executive organ:

Georgy Alexeevich Romsky

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2001	"Uraltelecom "OJSC of Sverdlovsk region	Member of the Board of Directors
2001 - 2002	"MGTS" OJSC	Member of the Board of Directors
2001 - 2002	"Central Telegraph" PJSC	Member of the Board of Directors
2001 - 2003	"Electrosvyaz" OJSC,	Member of the Board of

Period	Company	Position held
	Kaliningrad Region	Directors
2001 - 2005	"Giprosvyaz" OJSC	Chairman of the Board of Directors
2001-2005	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2002 - 2003	"SibirTelecom "OJSC	Chairman of the Board of Directors
2002 - 2003	"MobiTel"CJSC	Member of the Board of Directors
2000 - 2005	"Svyazinvest" OJSC	Deputy General Director , member of the Management Board
2002 - 2005	"Globus-Telecom"CJSC	Member of the Board of Directors
2003 – 2005	"VolgaTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"SibirTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"MobiTel"CJSC	Chairman of the Board of Directors
2004 – 2005	"Rostelecom" OJSC	Member of the Management Board
2005 – till now	NP "CIPRT"	Member of the Partnership Board
2005-till now	"Southern Telecommunications Company" PJSC	Director General, Vice-chairman of the Board of Directors, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.2.3. Structure of the Issuer's collegiate executive body (Management Board)

Structure of the Issuer's collegiate executive body (Management Board)

Georgy Alexeevich Romsky (Chairman)

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2001	"Uraltelecom "OJSC of Sverdlovsk region	Member of the Board of Directors
2001 - 2002	"MGTS" OJSC	Member of the Board of Directors
2001 - 2002	"Central Telegraph" PJSC	Member of the Board of Directors
2001 - 2003	"Electrosvyaz" OJSC, Kaliningrad Region	Member of the Board of Directors
2001 - 2005	"Giprosvyaz" OJSC	Chairman of the Board of Directors
2001-2005	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2002 - 2003	"SibirTelecom "OJSC	Chairman of the Board of Directors
2002 - 2003	"MobiTel"CJSC	Member of the Board of Directors
2000 - 2005	"Svyazinvest" OJSC	Deputy General Director , member of the Management Board
2002 - 2005	"Globus-Telecom"CJSC	Member of the Board of Directors
2003 – 2005	"VolgaTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"SibirTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"MobiTel"CJSC	Chairman of the Board of Directors
2004 – 2005	"Rostelecom" OJSC	Member of the Management Board
2005 – till now	NP "CIPRT"	Member of the Partnership Board
2005-till now	"Southern Telecommunications Company" PJSC	Director General, Vice-chairman of the Board of Directors, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the

Issuer's internal or external audit committees: ***none***

Devyatkina Lyudmila Ivanovna

Date of birth: ***1955***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Electrosvyaz" OJSC Pskov Region	Chairman of the Board of Directors
2000 - 2001	"Central Telegraph" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC Vladimir region	Member of the Board of Directors
1999 - till now	"Svyazinvest" OJSC	Deputy Director-Head of the Logistics Section of the Capital investments Department
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2005 – till now	CJSC "Yugsvyazstroy"	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Litvinov Andrey Alexandrovich

Year of birth: ***1973***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Rostovelectrosvyaz" OJSC	Economist, Head of the Securities Division
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - 2002	"Kabardino-Balkarskie telekommunikatsii" OJSC	Member of the Board of Directors

Period	Company	Position held
2002 - 2002	"Svyazinform" of the Astrakhan Region" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Lyakh Dmitri Georgievich

Year of birth: ***1978***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RC"Audit Alyans" Ltd	Legal adviser
2002 - 2003	"Southern Telecommunications Company" PJSC	Legal adviser of Legal Section
2003 - 2003	"Southern Telecommunications Company" PJSC	Head of Legal Section
2003 – till now	"Southern Telecommunications Company" PJSC	Director of Legal Department, member of the Management Board
2004- till now	OJSC "OK "Orbita"	Member of the Board of Directors
2004- 2005	CJSC "CMTO"	Member of the Board of Directors
2004- till now	CJSC "SSS"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the

Issuer's internal or external audit committees: ***none***

Martynenko Nikolay Vladimirovich

Year of birth: ***1971***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"Kubanelectrosvyaz" OJSC	Deputy Head of Telecommunications Service
2001 - 2002	"Southern Telecommunications Company" PJSC	Head of Telecommunications Service
2003 - 2004	"Southern Telecommunications Company" PJSC	Director of Telecommunications Department
2004 - till now	"Rostelegraph" CJSC	Member of the Board of Directors
2004 – 2004	"CMTO" CJSC	Chairman of the Board of Directors
2004 - till now	"Stavtelecom named after V.I. Kuzminov" OJSC	Member of the Board of Directors
2004 - 2004	"SSS" CJSC	Member of the Board of Directors
2004 - 2005	"Southern Telecommunications Company" PJSC	Deputy Director General
2004 2005	CJSC "Startcom"	Member of the Board of Directors
2004 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2005 - 2005	"Southern Telecommunications Company" PJSC	Acting Director General
2005 – 2005	"Southern Telecommunications Company" PJSC	Deputy Director General – Technical Director
2005 – till now	Branch of "Southern Telecommunications Company" PJSC – "Volgogradelectrosvyaz"	Deputy Director General – Director of the branch

Share in the Issuer's authorized capital: ***0.000152%***

Share of the Issuer's common stock: ***0.00011%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the

Issuer's internal or external audit committees: ***none***

Statuev Vladislav Andreevich

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Head of Security Service
2001 - 2001	"Southern Telecommunications Company" PJSC	Head of Security Service
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Poyarkov Yevgeni Nikolaevich

Year of birth: ***1943***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2001 - 2002	"KabBalktelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2005	"Svyazinvest" OJSC	Deputy Director of Security Department
2005 – till now	"Svyazinvest" OJSC	Director of Security Department
2001 - till now	"Dagsvyazinform" PJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Roitblat Alexander Markovich

Year of birth: ***1947***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	General Director, Chairman of the Management Board, member of the Board of Directors
2001 - 2005	"StavTeleSot" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: ***0.015325%***

Share of the Issuer's common stock: ***0.015205%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Rusinova Tatyana Viktorovna

Year of birth: 1958

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Murmanskelectrosvyaz" OJSC	Chief Accountant
2003 - till now	"Southern Telecommunications Company" PJSC	Chief Accountant, Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Moskalev Valery Anatolievich

Year of birth: ***1962***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2005	CJSC "Globus-Telecom"	Technical Director, Vice-President for Information Technologies and Maintenance
2005 – till now	CJSC "TeleRoss-Kubanelectrosvyaz"	Chairman of the Board of Directors
2005 - till now	"Svyazintek" OJSC	Member of the Board of Directors
2005 - till now	"Southern Telecommunications Company" PJSC	First Deputy Director General, member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kondrakov Denis Yurievich

Year of birth: ***1977***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Economist of the financial department for direct investments and relations with shareholders
2002 - 2003	"Electrosvyaz" of Stavropol Territory" OJSC	Head of the Budget Section
2003 - 2004	"Southern Telecommunications Company" PJSC	Deputy Director of the Department for Economic Policy
2004 - 2005	"Southern Telecommunications Company" PJSC	Acting Deputy General Director
2005 - 2005	"Southern Telecommunications Company" PJSC	Deputy Director General, member of the Management Board
2006 – till now	"Southern Telecommunications Company" PJSC	Commercial Director, member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Krasulya Lyudmila Nikolaevna

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1997 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Head of Personnel Department
2002 - 2005	"Southern Telecommunications Company" PJSC	Head of Personnel Department of UTK's branch – "Electrosvyaz" of Stavropol Territory"
2005 - till now	"Southern Telecommunications Company" PJSC	Deputy Director General, member of the Management Board

Share in the Issuer's authorized capital: ***0.000129%***

Share of the Issuer's common stock: ***0.000171%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Prokofieva Irina Viktorovna

Year of birth: ***1968***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999-2001	"Telecominvest" OJSC	Taxation manager
2001-2003	"Svyazinvest" OJSC	Deputy Director - Head of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis
2003- 2004	"Lensvyaz" OJSC	Member of the Auditing Commission
2003- 2004	"Volgograd-GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Armavirskiy zavod svyazi" CJSC	Member of the Auditing Commission
2003- 2004	"CMTO" CJSC	Member of the Auditing Commission
2003- 2004	"Yugsvyazstroy" CJSC	Member of the Auditing Commission
2003- 2004	"Teleross-"Kubanelectrosvyaz" CJSC	Member of the Auditing Commission
2003- 2004	"Stake GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Orenburg-GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Primtelefon" CJSC	Member of the Auditing Commission
2003- 2004	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- 2004	"Yuzhno-Uralskiy sotoviy telefon" Ltd.	Member of the Auditing Commission
2003- 2004	"Vestelcom" CJSC	Member of the Auditing Commission
2002- 2005	"Southern Telecommunications Company" PJSC	Chairman of the Auditing Commission
2003 - 2005	"Svyazinvest" OJSC	Director of the Internal Audit

Period	Company	Position held
		Department
2003- 2005	"Yermak RMS" CJSC	Member of the Board of Directors
2003- 2005	"NWT" OJSC	Member of the Auditing Commission
2004- 2005	"NWT" OJSC	Chairman of the Auditing Commission
2003- 2005	«CenterTelecom» OJSC	Member of the Auditing Commission
2004- 2005	"CenterTelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2004- 2005	"Uralsvyazinform" OJSC	Chairman of the Auditing Commission
2003- 2005	"Sibirtelecom" OJSC	Member of the Auditing Commission
2004- 2005	"Sibirtelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Rostelecom" OJSC	Member of the Auditing Commission
2004- 2005	"Rostelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- 2005	"MGTS" OJSC	Member of the Auditing Commission
2003- 2005	"WestBaltTelecom" CJSC	Member of the Auditing Commission
2005- 2005	"WestBaltTelecom" CJSC	Chairman of the Auditing Commission
2003- 2005	"Health-care center "Orbita" CJSC	Member of the Auditing Commission
2005- 2005	"Health-care center "Orbita" OJSC	Chairman of the Auditing Commission
2004- 2005	"Startcom" CJSC	Member of the Auditing Commission
2004- 2005	"Nizhegorodskaya sotovaya svyaz" CJSC	Member of the Auditing Commission
2004- 2005	"Nizhegorodskaya sotovaya svyaz" CJSC	Chairman of the Auditing Commission
2003- 2005	"Pochtobank" CJSC AKIB	Member of the Auditing Commission
2005- 2005	"Pochtobank" CJSC AKIB	Chairman of the Auditing Commission
2004- 2005	"Tatincom-T" OJSC	Member of the Auditing Commission
2004- 2005	"Primtelefon" CJSC	Member of the Auditing

Period	Company	Position held
		Commission
2004- 2005	"Tvertelecom" LLC	Member of the Auditing Commission
2005- 2005	"Tvertelecom" LLC	Chairman of the Auditing Commission
2004- 2005	"Baikalvestcom" CJSC	Member of the Auditing Commission
2005- 2005	"Baikalvestcom" CJSC	Chairman of the Auditing Commission
2005- 2005	"Dalsvyaz" OJSC	Member of the Auditing Commission
2005- 2005	"Svyaz-bank" OJSC	Member of the Auditing Commission
2005 – till now	"UTK" PJSC	Deputy Director General – Director for Economics and Finance, member of the Management Board
2005- till now	"RSU-Telecom" LLC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's Governing Bodies (excl. the person acting as the Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses, other property provisions	Total
2005				
Members of the Board of	0	0	13,615,256	13,615,256

Directors, RUR				
Members of the Management Board*, RUR	32,323,488	7,449,067	8,397,606	48,170,161

** - Amount of remuneration paid to I. F. Ignatenko and G.A. Romsky who were the members of the Board of Directors and the Management Board in 2005 is included in the specified amount of remuneration paid to the members of the Management Board.*

According to the Provisions on the Company's Board of Directors approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15), June 30, 2005 (Minutes of the Annual General Shareholders' Meeting #16) remuneration of the members of the Board of Directors shall include quarterly and yearly remunerations.

1) Quarterly remuneration to each member of the Board of Directors shall be established in the amount of 200, 000 rubles.

Remuneration to the Chairman of the Board of Directors shall be set with a raising coefficient 1.5.

Remuneration to a member of the Board of Directors shall be cut down by:

30 percent – in case of his attendance at less than a half of the Board of Directors meetings held in the form of joint personal presence;

100 percent – in case of his attendance at less than a half of the held Board of Directors meetings.

Remuneration for the quarter, in which re-election of the Board of Directors was held, shall be paid to the members of the Board of Directors in proportion to the hours worked during the quarter.

2) The annual remuneration for the entire body of the Board of Directors of the Company shall be rated as a sum of:

percentage of the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IFRS;

percentage of the Company's net profit allocated to dividend payment according to the financial results of the reporting year;

The annual remuneration shall be distributed among all the directors by equal shares.

The annual remuneration to a member of the Board of Directors shall be reduced by 50 percent, should he attend less than a half of the Board of Directors meetings held during his term of office.

Percent of deductions for calculation of the annual remuneration shall be determined by the resolution of the General Shareholders' Meeting electing the current membership of the Board of Directors.

The annual remuneration shall be paid to a member of the Board of Directors not later than three months after termination of the term of office of the current membership of the Board of Directors.

Should a member of the Board of Directors be also a member of a Board of Directors' Committee, the bonus of RUR 40 thousand shall be paid to him in addition to his quarterly remuneration; a member of the Board of Directors shall not be at the same time a member of more than two Committees of the Board of Directors.

This bonus for the Chairman of a Board of Directors' Committee shall be rated by a raising factor 1.25.

The Issuer's Annual General Shareholders' Meeting held on June 30, 2005 adopted the following resolutions (Minutes № 16 of June 30, 2005):

To approve the following rates of deductions for calculation of the annual remuneration to be paid to the members of the Board of Directors elected at the present Meeting :

0.143% of the Company's EBITDA for the reporting year as per the Company's IFRS 2005 financial statements;

0.784% of the Company's net profit allocated to dividend payment according to 2005 financial results.

According to the Provisions on the Company's Management Board approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15) size of remuneration and its distribution among the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company.

According to the Provisions on the Remuneration to the Company's Management Board approved by the Board of Directors on September 6, 2005 (Minutes # 6) remuneration to the members of the Management Board shall be paid on the basis of performance results for each quarter. Total amount of a quarterly remuneration to the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company but shall not exceed 150,000 rubles to each member of the Management Board for a quarter.

Size of remuneration shall be calculated on the basis of the following characteristics:

- *execution of the basic planned economic parameters of the Company's budget;*
- *fulfillment of the decisions taken by General Shareholders' Meetings and Board of Directors of the Company;*
- *quality of preparation of materials for the Board of Directors meetings.*

The item on definition of the size of quarterly remuneration to the Management Board shall be without fail considered by the Personnel and Rewards Committee of UTK"s Board of Directors.

The sum of quarterly remuneration to the Management Board determined by the resolution of the Board of Directors shall be distributed equally among the members of the Management Board.

The Board of Directors can take a decision on reduction of the total amount of quarterly remuneration to each membership of the Management Board being in office during the quarter. Total amount of such reduction may reach 100% of the maximal size of quarterly remuneration to the members of the Company's Management Board.

In addition, members of the Board of Directors and the Management Board of the Issuer who are the employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer in accordance with its Charter.

To exercise control over financial and economic operations, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

General Shareholders' Meeting may terminate Powers of several or all members of the Auditing Commission before the appointed time.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the

elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its workers and their responsibilities shall be determined in internal document approved by the Company's Board of Directors.

Data on the system of internal control over financial and economic activity of the Issuer:

Data on Internal Audit Department:

Period of work: *created on 27.05.2003.*

Key specialists:

1. *Podgornaya Ljubov Yurievna – Director of the Internal Audit Department.*
2. *Demchenko Marina Ivanovna – Head of the audit section.*

Basic functions of the Internal Audit Department:

Organization of integrated audit of financial and economic activity of the Company, its branches and structural units according to the standing orders approved by the Management Board. Integrated audit in the Company's branches shall be planned so that the specialists of the General Management can visit all branches of the Company minimum once in 3 years.

Performing audit in the General Directorate and the branches of the Issuer in accordance with the schedule of audit approved by the Board of Directors.

Experts of the Internal Audit Department and specialists engaged for carrying out audit must reveal mistakes, discrepancies and illegal actions during financial and economic operations transacted by the Company.

Sampling audit of financial and management reports of the Company, analysis of their reliability, estimation of timeliness of the reporting and its presentation.

Carrying out of unannounced inspections of cash departments and cash discipline in order to strengthen the system of internal control over safe keeping of money resources.

Performing sampling audit according to the programs approved by the director of the Internal Audit Department as well as sampling inventories to exercise control over safe keeping and effective usage of the Company's assets.

Participating in audit of subsidiaries as engaged specialists.

Working out recommendations and instructions on performing audit, specialized checks and integrated audit of financial and economic activity.

Preparation of proposals on elimination of infringements revealed during audit, inspections of tax

and other state authorities (information of all sections of the internal audit Department, services and departments of General management and branches is integrated).

Control over fulfillment of plans aimed at elimination of the revealed infringements.

Carrying out of the independent analysis of financial and economic activity of the Company, its branches and structural divisions in all directions determined by the internal audit department.

Development of the programs of training and information seminars in order to eliminate typical infringements revealed during audit, integrated and tax inspections. Preparing information for realization of actions aimed at optimization of taxation.

Monitoring of expenditures of means, funds for different projects or programs, sampling analysis of incomes and costs.

Preparing consultations on tax matters addressed to Chief Accountant, work check-up by the accounts services.

Preparation of the Company for external audit within its term of reference; analysis of work reports of external Auditors of the Company; making recommendations on elimination of the infringements revealed by auditors.

Regular work within the framework of any projects. Definition and analysis of possible external and internal risks during development and introduction of new projects in the Company and during the conclusion of contracts. Development of recommendations allowing to reduce the risk of separate operations or to minimize possible losses.

Gathering and analysis of information on the state of risk management system. Risks database maintenance.

Carrying out sampling inspections aimed at revealing and liquidation of debts and deficiencies, periodic control over fulfillment of obligations by the Company and its contractors.

Supervision of work of the personnel in the sphere of finances; control over the work of internal audit department in the branches.

Making reports on the done work, analytical and staff reports, opinions of experts.

Accountability of the Internal Audit Department:

The Internal Audit Department is functionally subordinate to the Board of Directors and administratively – to the General Director of the Company.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

Presentation of the results of audits to the Management Board and results of work – to the Board of Directors of the Company, preparation of documents for work of the Board Audit Committee, informing the management on the audit results after and during the audit.

Interaction with the external auditor of the Issuer:

Measures on elimination of the infringements affecting reliability of the accounting reports, conducting meetings, discussing the results of audit performed by the Auditor of the Company and informing the branches on typical infringements.

Data on availability of the Issuer's internal document on protection of internal (inside) information.

Full text of the current version of the "Provisions on the procedure for using information on the activities of Public Joint –Stock Company "Southern Telecommunications Company" or on its securities and transactions with them, unavailable to the general public, whose illegal use or disclosure may have a material effect on the market value of securities of Public Joint –Stock Company "Southern Telecommunications Company", approved by the Board of Directors of "UTK" PJSC, Minutes № 40 of June 29, 2005, can be viewed on the corporate website http://www.stcompany.ru. .

5.5. Information on the Members of the Auditing Commission

Kovalenko Gennady Ivanovich (Chairman)

Year of birth: *1946*

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2000 – 2003	"Svyazinvest" OJSC	Head of the section for methodological management of the legal departments of dependent companies, Legal Department
2003 – till present time	"Svyazinvest" OJSC	Head of the section for work with dependent companies, Legal Department
2001- 2002	OJSC "Electrosvyaz" of the Chita Region	Chairman of the Board of Directors
2004- 2005	"Sibirtelecom" OJSC	Member of the Board of Directors
2004- 2005	"North-Western Telecom" OJSC	Member of the Auditing Commission
2005 - till present time	OJSC "Rostelecom"	Member of the Auditing Commission
2005 - 2005	"UTK" PJSC	Member of the Auditing Commission
2005 - till present time	"UTK" PJSC	Chairman of the Auditing Commission
2005 - till present time	CJSC "CenterTelecomService of the Moscow Region"	Member of the Auditing Commission
2005 - till present time	"Yug-Giprosvyaz" LLC	Member of the Auditing Commission
2005 - till present time	OJSC "Informatsionnie tekhnologii svyazi"	Chairman of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Loshakov Dmitry Anatolievich

Year of birth: ***1975***

Education: ***higher education***

Positions held during the last 5 years (including as a by-worker):

Period	Company	Position held
2000 – 2002	CJSC "Unicon/MS consulting group"	Expert, consultant
2002 - 2003	OJSC "Rospechat"	Head of the Monitoring Department
2003 – till present time	"Svyazinvest" OJSC	Senior specialist of the section for investment projects of the Economic planning and budgeting Department
2005 – till now	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Charkovsky Vyacheslav Yurievich

Year of birth: ***1973***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2001 - 2003	CJSC "BDO Unicon"	Expert, chief expert, senior expert of the Department for audit services; Senior expert of the Department for taxes and laws
2003 - 2004	"Svyazinvest" OJSC	Senior specialist of the taxation section of the Accounting Department
2004 - till present time	"Svyazinvest" OJSC	Chief specialist of the taxation section of the Accounting Department
2005 – till present time	"Dalsvyaz" OJSC	Member of the Auditing Commission
2005 - till present time	"Sibirtelecom" OJSC	Member of the Auditing Commission
2005 - till present time	"UTK" PJSC	Member of the Auditing Commission
2005 - till present time	"Giprosvyaz-Sibir" LLC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Chernikova Tamara Alekseevna

Year of birth: ***1959***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held

Period	Company	Position held
1999 - 2003	Bank "MENATEP St. Petersburg"	Senior specialist on securities of the Voronezh branch
2003 – till present time	"Svyazinvest" OJSC	Head of the section for securities and debt instruments of the Finance Department
2005 - till present time	"UTK" PJSC	Member of the Auditing Commission
2004 - till present time	OJSC "Central Telegraph"	Member of the Auditing Commission
2005 - till present time	CJSC "Baikalvestcom"	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Umnova Elena Vladimirovna

Year of birth: ***1954***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
1999 - 2003	Bank "MENATEP St. Petersburg"	Deputy managing director of the Voronezh branch
2003 – till present time	"Svyazinvest" OJSC	Finance Department Director
2004-2005	"CenterTelecom" OJSC	Member of the Board of Directors
2004 -2005	OJSC AKB "Svyazbank"	Member of the Auditing Commission
2003 – till now	"North-Western Telecom" OJSC	Member of the Management Board
2005 - till present time	"UTK" PJSC	Chairman of the Auditing Commission
2005 - till present time	"Sibirtelecom" OJSC	Member of the Auditing Commission
2005 - till present time	OJSC "Nizhegorodskaya sotovaya svyaz"	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.5.1. Specialists of the Internal Audit Department:

Podgornaya Ljubov Yurievna
Date of birth: ***1964***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2002	"RCAU Audit Alyans" Ltd	Chief auditor
2002 – 2004	"UTK" PJSC	Head of the Section of Internal Audit
2004 – 2005	"UTK" PJSC	Head of the Section of methodology and risk management
2005- till now	"UTK" PJSC	Director of the Internal Audit Department

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Demchenko Marina Ivanovna
Date of birth: ***1957***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
till 2002	"Maxima" Ltd.	Chief auditor
2002-2003	"Firm "ROS-Audit" Ltd	Senior auditor
2003 – 2004	"UTK" PJSC	Senior auditor
2004- 2005	"UTK" PJSC	Acting head of the audit section
2005 – till now	"UTK" PJSC	Head of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Marienko Tatiana Petrovna

Date of birth: ***1958***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"Audit firm "Egida" Ltd.	Auditor
2001-2004	"ROS-Audit" Ltd	Auditor
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kior Yevgenia Anatolyevna

Date of birth: ***1979***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2003	"Agropromaudit" CJSC	Accountant
2003-2004	"Unicon" CJSC (Krasnodar branch)	Expert
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in

accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Lants Alexander Borisovich
Date of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2003	"Account-Yug" Ltd.	Legal adviser
2003-2004	"BDO Unicon" CJSC	Expert
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kramarenko Antonina Anatolievna
Date of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001-2005	"CMTO" CJSC	Chief accountant
2005 – till now	"UTK" PJSC	Senior specialist of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in

accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Balyakina Oksana Aleksandrovna

Date of birth: ***1978***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	"Audit Alyans" LLC	Auditor
2002 – till now	"UTK" PJSC	Senior specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Data on the Amount of all kinds of remuneration paid by the Issuer during the last complete financial year for Each of the Issuer's Control Body over the Financial and Economic Activities and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses and other property provisions	Total
2005				
Members of the Auditing Commission, RUR	927,053	174,267	1,882,913	2,984,233

Specialists of the Internal Audit Department, RUR*	1,482,598	326,224	66,309	1,875,131

* *Amount of remuneration paid to L. Yu. Podgornaya who was the member of the Auditing Commission and the Internal Audit Department in 2005 is included in the specified amount of remuneration paid to the members of the Auditing Commission. Amount of remuneration paid to I. V. Prokofieva who was the member of the Management Board and the Auditing Commission in 2005 is included in the specified amount of remuneration paid to the members of the Management Board*

According to item 7.4. of the Provisions on the Auditing Commission of "UTK" PJSC, approved by the General Shareholders' Meeting of 30 May 2001 (Minutes № 10 of 30.05.2001) and amended by the General Shareholders' Meetings of June 21,2002 (Minutes № 12) and of June 30, 2004 (Minutes № 15), remuneration to each member of the Auditing Commission during execution of his duties shall be paid quarterly in the amount of 150,000 rubles. Quarterly remuneration to the Chairman of the Auditing Commission shall be rated by a raising factor 1.3. Remuneration for the quarter in which the Auditing Commission has been re-elected shall be paid to the members of the Auditing Commission in proportion to the time worked in the quarter.

Members of the Auditing Commission who are employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the Collective Agreement of "UTK" PJSC.

Specialists of the Internal Audit Department of "Southern Telecommunications Company" PJSC receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Average number of workers (employees) of the Issuer including employees working in its branches and representative offices, as well as the size of deductions for wages and social security:

Description	2001	2002	2003	2004	2005	1Q 2006
Average payroll number of employees, people	11,620	42,541	40,992	39,337	37,662	36,110
Share of the Issue's employees having higher education, %	20.22	21.79	23.86	25.00	27.50	27.76
Wages fund, RUR ths	586,885	1,281,833	3,530,154	4,219,092	4,388,768	999,379
Social expenditures, RUR ths	205,396	507,859	1,094,400	1,264,868	1,059,265	256,559
Total expenses, RUR ths	792,281	1,789,692	4,624,554	5,483,960	5,448,033	1,255,938

Data are presented according to the form of the statistical reporting 1-T (Annual) pursuant to the Instruction on structure of wage fund and social payments approved by the decision of Goskomstat of the Russian Federation № 116 of 24.11.2000 as agreed with Economic Development Ministry of the Russian Federation, Ministry of Labor of the Russian Federation, the Central Bank of Russia.

In 2005 the average number of employees decreased by 3.7% over 2004. In 1Q2006 the average number of employees decreased by 2% over 4Q2005. This change of the staff size in the period under report is not essential for the Issuer and is due to planned staff cuts.

The information on the employees (workers) of the Issuer having considerable impact on its financial and economic operations:

There are no such employees.

Trade-union body of the Issuer.

The Krasnodar regional territorial trade-union organization of telecommunications workers of the All-Russian trade union of the Russian Federation. On 6 October 1999 the first constituent conference of the trade-union organization was held.

5.7. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund).

Share of participation in the authorized capital (unit investment fund) of the Issuer (number of the Issuer's ordinary shares – joint-stock company), which can be acquired by employees (workers) of the Issuer under agreements or obligations of the Issuer concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund):

There are no such agreements or obligations.

Data on granting or possibility of granting of the Issuer's options to employees (workers) of the Issuer:

There are no such agreements or obligations.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on Total Number of Shareholders of the Issuer:

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: *25,963*

Total number of nominal holders of issuer's shares: *22*

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital:

6.2.1. Full registered name: *Investitsionnaya Kompaniya Svyazi - Open Joint-Stock Company*

Abbreviated registered name: *"Svyazinvest" OJSC*

TIN: *7710158355*

Place of business: *str., 2, 55 Plyushchikha, Moscow, Russia, 119121*

Share in the Issuer's authorized capital: *38.16 %*

Share of the Issuer's common shares owned by the shareholder: *50.69%*

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: *Federal agency on federal property management*

Abbreviated registered name: *Federal agency on federal property management*

TIN: *7710542402*

Place of business: *9 Nikolsky per., Moscow, 103685*

Share in the authorized capital of the Issuer's shareholder (participant): *75 % - 1 share*

Voting stock share: *75 % - 1 share*

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

Full registered name: ***MUSTSCOM LIMITED***

Abbreviated registered name: ***Mustcsom Ltd***

TIN: ***not applied***

Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

Voting stock share: ***25% + 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

6.2.2. Full registered name: ***Depository Clearing Company - Private Joint –Stock Company (nominal holder)***

Abbreviated name: *"DCC" ZAO*

Mailing address: ***31/B, Shabolovka Str, building 4, Moscow, 115162***

Phone: ***(095) 956-09-99***

Fax: ***(095) 232-68-04***

e-mail: ***dcc@dcc.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-06236-000100 issued by the RF FCSM on October 9, 2002, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***486,887,511***

6.2.3. Full registered name: ***UBS Nominees Private Company (nominal holder)***

Abbreviated name: *"UBS Nominees" CJSC*

Place of business: ***2, Paveletskaya Pl., building 2, Moscow, 115054***

Phone: ***(095) 258-52-00***

fax: ***(095) 725-41-70***

e-mail: ***custody@brunswickubs.com***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-04885-000100 issued by the RF FCSM on 13.03.2001, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***148,449,501***

6.2.4. Full registered name: ***Closed Joint –Stock Company Commercial bank "CITYBANK" (nominal holder)***

Abbreviated name: ***CJSC CB "Citibank"***

Location: ***8-10, Gashek Str., Moscow, 125047***

Phone: ***(095) 725-67-36***

Fax: ***(095) 251-46-58***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-02719-000100 issued by the RF FCSM on 01.11.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: *91, 465,397*

6.2.5. Full registered name: ***"ING BANK (EVRASIA) ZAO" (Closed Joint –Stock Company) (nominal holder)***

Abbreviated name: ***" ING BANK (EVRASIA) ZAO " (CJSC)***

Location: ***36, Krasnoproletarskaya Str., Moscow, Russia, 127473***

Phone: ***(095) 755-54-00***

Fax: ***(095) 755-54-99***

e-mail: ***mail@ibimos.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-03728-000100 issued by the RF FCSM on 07.12.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: *250, 332,039*

6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal unit) in the authorized capital of the Issuer:

Share of the Issuer's authorized capital owned by the state (municipality): ***0.00028%***

Manager of the block: ***Regional state specialized organization "Fund of State Property of the Krasnodar Krai"***

Location***: 176, Krasnaya Str., Krasnodar, 350020***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): ***0.09190%***

Manager of the block: ***Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"***

Location***: 9, Leninsky prospect, Moscow, 109049***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share') its term of validity:

no such special right is provided

Share of the Issuer's authorized capital owned by the state (municipality): ***0.00031%***

Manager of the block: ***Administration of Federal Mail Service of the Volgograd Region***

Location: ***9, Mira Str., Volgograd, 400066***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'), its term of validity:

no such special right is provided

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

Any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder established by the Charter of the issuer, which is a joint-stock company:

The Charter of the issuer has provided for no such restrictions.

Any restrictions of the share of foreign parties participation in the authorized capital of the issuer established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation:

there are no such restrictions

However, in accordance with Article 10 of the Federal Law "On Joint –Stock Companies" and the Issuer's Charter, when a shareholder of the Company intends, on his own or jointly with its affiliated person(s), to purchase 30 or more percent of the placed ordinary shares of the Company, such shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send to the Company a written notification of its intention to buy the said shares. Upon completion of such transaction(s) of share acquisition, the said shareholder shall be obliged, within 30 days from the date of such acquisition, to invite other shareholders of the Company to sell ordinary shares of the Company and issued convertible securities owned by them to the said shareholder, at a market price, but not lower than their weighted average price over the six months preceding the date of such acquisition. The offer of the person who has purchased ordinary shares according to the specified order, to sell ordinary shares of the Company shall be sent to all shareholders - owners of ordinary shares of the Company in writing.

In accordance with the law of the Russian Federation "On competition and restriction of monopolistic activities in commodity markets", a person (group of persons) may acquire voting shares of a company and receive the right to more than 20 percent of the specified shares only after the approval by the federal antimonopoly body of the application of a legal or natural person.

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Full registered name	**Abbreviated name**	**Share in the charter capital, %**	**Share of common shares, %**
Date of annual General Shareholders' Meeting: 31.05.2000			
Cut-off date: 10.04.2000			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of annual General Shareholders' Meeting: 30.05.2001 Cut-off date: 14.04.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
THE BANK OF NEW YORK INTERNATIONAL NOMIN	THE BANK OF NEW YORK INTERNATIONAL NOMIN	4.07	5.43
Date of annual General Shareholders' Meeting: 21.12.2001			
Cut-off date: 05.11.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of Annual General Shareholders' Meeting: 21.06.2002 Cut-off date: 03.05.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7.26	9.68
Date of annual General Shareholders' Meeting: 21.01.2003			
Cut-off date: 21.11.2002			

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 25.06.2003 Cut-off date: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 30.06.2004 Cut-off date: 14.05.2004			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U.	CJSC "Leader" (Pension fund assets management company) D.U.	5.84	5.46
Date of Annual General Shareholders' Meeting: 30.06.2005 Cut-off date: 11.05.2005			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	CJSC "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	7.27	7.40
Fenway Services Limited	Fenway Services Limited	4.20	5.57

6.6. Data on Related-Party Transactions Made by the Issuer

Information on effected interest party transactions approved by each governing body of the Issuer:

Description	1st quarter of 2006
Total number of transactions	39
Total amount of transactions, RUR	201,340,687.43

Price of transaction cannot be determined under some contracts.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date***: there have been no such transactions in the1st quarter of 2006***

Information on the related-party transactions effected by the Issuer:

Description	1Q2006
Total amount of transactions, RUR	201,340,687.43

Price of the transaction cannot be determined under some contracts.

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Description	2005	1Q2006
Accounts receivable, total, RUR	1,320,270,000	2,139,137,000
Overdue accounts receivable, total, RUR	116,501,000	111,685,000

Information on the structure of the accounts receivable of the Issuer with the indication of the time of obligations execution:

As of December 31, 2005.

Type of accounts receivable	Period in which the debt arises	
	within 1 year	more than 1 year
Accounts receivable from buyers and customers, RUR	698,190,000,	0,
Including overdue, RUR	99,662,000,	x
notes receivable, RUR	11,720,000,	0,
Including overdue, RUR	0,	x
debts of participants (founders) by contributions to the authorized capital, RUR	0,	0,
Including overdue, RUR	0,	x
advances distributed, RUR	96,903,000,	713,000,
Including overdue, RUR	11,140,000	x
Other debtors, RUR	495,766,000	16,978,000
Including overdue, RUR	5,699,000	x
Receivables, total, RUR	1,302,579,000	17,691,000
Including overdue, RUR	116,501,000	x

As of 31 March 2006

Type of accounts receivable	Period in which the debt arises	
	within 1 year	more than 1 year
Accounts receivable from buyers and customers, RUR	1,383,752,000	0,
Including overdue, RUR	81,292,000	x
notes receivable, RUR	4,521,000	0,
Including overdue, RUR	0,	x
debts of participants (founders) by contributions to the authorized capital, RUR	0,	0,
Including overdue, RUR	0,	x
advances distributed, RUR	213,852,000,	0,
Including overdue, RUR	15,805,000	x
Other debtors, RUR	521,344,000	15,668,000
Including overdue, RUR	14,588,000	x
Receivables, total, RUR	2,123,469,000	15,668,000
Including overdue, RUR	111,685,000	x

Information on debtors for which account no less than 10 percent of the total debts:

There are no such debtors.

Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers amounted to 553,859 ths rubles as of 31 December 2005 and 552,866 thousand rubles as of 31 March 2006.

VII. The Issuer's Accounts and Reports and Other Financial Information

7.1. The Issuer's Annual accounts and reports

See Annex 2 (Forms 01, 02, 03, 04, 05, Explanatory note)

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

See Annex 3 (Forms 01, 02)

7.3. Issuer's Consolidated Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

Consolidated financial statements of the Issuer are not to be included in the quarterly report for the first quarter..

7.4. Data on the Accounting Policy of the Issuer

See Annex 4

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export any services

7.6. Value of Issuer's Immovable property and Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Description	31.12.2005	31.03.2006
Total value of immovables, RUR	46,570,182,922	45,659,207,411
Depreciation charges, RUR	11,574,069,273	10,781,206,559

Information about the estimation of immovable property.

During 12 months before the date of the end of the quarter under report, no valuation of immovables owned or leased by the Issuer on a long-term basis.

Data on any essential changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other essential changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

There have been no essential changes.

7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 796,951 thousand rubles as of March 31, 2006.

Sanctions imposed on the Issuer: ***none***

The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

In 4Q2005 "UTK" PJSC brought the case before the arbitration court to contest tax authorities' claim, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005. At present the hearing of the case has been transferred to 24 July 2006.

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (rubles): *1, 297, 779, 384.66*

Category	Number, shares	Par value, RUR	Total par value, RUR	Share in the Issuer's authorized capital, %
Common stock	2,960,512,964	0.33	976,969,278.12	75.280074
Preferred stock	972,151,838	0.33	320,810,106.54	24.719926
TOTAL	3,932,664,802	0.33	1,297,779,384.66	100.00000

Data on the part of the Issuer's shares circulating outside the Russian Federation:

Category of stock circulating outside the Russian Federation: ***ordinary shares***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: *7.26 % (as of 31.03.2006).*

Name and location of the foreign issuer whose securities certify the rights in respect of the Issuer's shares of the respective category:

Name: *" JPMorgan Chase Bank "*

Location: *Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom*

Brief description of the program (type of program) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of emissive securities permitted for circulation outside the Russian Federation is 2,102,078,765 shares; their total nominal value reaches 693, 685, 992.45 rubles.

Data on obtaining permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation:

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation is permitted in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to UTK's registered non-documentary ordinary shares.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	CUSIP (WKN)	ADR ticker	ISIN
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter:

Amount and structure of the authorized capital as at the beginning of the period, RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
2000 - no changes				
2001 – no changes				
2002				
506,142, 862.50 Common stock: 1,150,323,325 Total volume (RUR): 379,606,697.25 Share in the authorized capital: 75.00 % Preferred stock: 383,442,925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2003				

Amount and structure of the authorized capital as at the beginning of the period, RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
1,297,779,384.66 Common stock: 2,960,512,964 Total volume (RUR): 976,969,278.12 Share in the authorized capital: 75.28 % Preferred stock: 972,151,838 Total volume (RUR): 320,810,106.54 Share in the authorized capital: 24.72 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2004– no changes				
2005– no changes				
1Q2006 – no changes				

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Name of the fund: ***pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund.***

Size of the fund stipulated by the constituent documents: ***5 percent of the legal capital.***

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

RUR ths

Fund	Year	The fund's size as at the end of the period under report		Restitution of the fund during the reporting year	Reserve funds used during the year under report	Purpose of the reserve fund usage
		In money terms	in % of the charter capital			
Reserve fund	2001	47,260	9.34	0	0	-
	2002	63,260	4.87	16,000	0	-

	2003	64,889	5	1,629	0	-
	2004	64,889	5	0	0	-
	2005	64,889	5	0	0	-
	1Q2006	64,889	5	0	0	-

RUR ths

Fund	Year	Size of the fund as at the end of the year		Restitution of the fund during the reporting year	Amount of funds used during the year under report	Purpose of the social fund usage
		In money terms	in % of the charter capital			
Social fund	2001	8,825	1.74	0	55,056	Financing of clinics and kindergartens
	2002	0 *	0	0	0	-
	2003	0	0	0	0	-
	2004	0	0	0	0	-
	2005	0	0	0	0	-

** - in 2002 Social fund was not created, 8,825 thousand rubles are reflected in line 460 "Retained earnings of the past years".*

8.1.4.Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: ***General Shareholders' Meeting***

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be given not later than 30 days before its opening. Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification of the Extraordinary General Shareholders' Meeting shall be made not later than 50 (fifty) days before the meeting.

Should an Extraordinary General Shareholders' Meeting be convened upon request of the Company's Auditing Commission, Auditor as well as of any shareholder or group of shareholders owning at least 10 percent of the Company's voting shares, notice of the Extraordinary General Shareholders' Meeting should be given not later than 20 days before its opening.

The Company aims at notifying about holding a shareholders meeting not later than 30 days from the date of the meeting irrespective of the questions, included into agenda, if greater terms are not stated by the law.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing body, and procedure of sending (presenting) such demands:

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors on the basis of its own initiative; demand of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon

request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

Request on convening the Extraordinary General Shareholders' Meeting shall include information provided by Article 55 of the Federal Law "On Joint Stock Companies". Proposal on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting being included into the request on calling the Extraordinary General Shareholders' Meeting shall follow the provisions set by Article 53 of the Federal Law "On Joint Stock Companies".

Requests on holding the Extraordinary General Shareholders' Meeting shall be considered received from the shareholders or their proxies who signed them.

Should the request on holding the Extraordinary General Shareholders' Meeting be send by non-registered letter or other non-registered mail, date at the postmark confirming the date of receiving shall be considered the date of making the request. Should the request on holding the Extraordinary General Shareholders' Meeting be send by registered letter or other registered mail, date of its delivery to the addressee (provided that a signed acknowledgement of receipt is obtained) shall be considered the date of making the request.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing body:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months after the termination of the fiscal year.

When preparing the General Shareholders' Meeting the Board of Directors of the Company shall determine:

- *Form of the General Shareholders' Meeting;*
- *Date, venue and time of the General Shareholders' Meeting as well as postal address for delivery of duly executed voting papers, in case the General Shareholders' Meeting being held by absentee voting – cut-off date of receiving the voting instruction cards and postal address for delivery of duly executed voting papers;*
- *Starting time of registration of the shareholders entitled to take part in the General Shareholders' Meeting;*
- *Cut-off date (date of making list of the shareholders entitled to take part in the General Shareholders' Meeting);*
- *Agenda of the General Shareholders' Meeting;*
- *Type (types) of preferred shares granting their holders the right to vote on the agenda issues of the General Shareholders' Meeting;*
- *Procedure for informing the shareholders on the General Shareholders' Meeting;*

- *List of information and materials to be submitted to shareholders when preparing the General Shareholders' Meeting and order of their presentation.*

- *Form and wording of a voting instruction card*

Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares shall be held within the 40-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

Should the agenda of Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares include the issue on election of the Board of Directors, the Extraordinary General Shareholders' Meeting shall be held within the 70-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

When the number of the Board of Directors members becomes less than the quorum sufficient for conducting the Board of Directors meetings, Extraordinary General Shareholders' Meeting to be convened upon the decision of the Company's Board of Directors on the basis of its own initiative in order to consider the issue on election of the Board of Directors shall be held within 70-days period from the date of taking the decision by the Board of Directors to hold it.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the Company, the number of which may not exceed the number of members of the respective body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Proposals on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, and the requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

If the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies elected by the General

Shareholders' Meeting is sent by mail, date at the postmark confirming the date of sending shall be considered the date of making the proposal.

When the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the request on calling the Extraordinary General Shareholders' Meeting is delivered personally (provided that a signed acknowledgement of receipt is obtained), date of such delivery shall be considered the date of making the proposal or request.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the Issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address (-es) indicated in the notification of the General Shareholders' Meeting:

- annual accounts and statements, including the auditor report and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;

- draft amendments and additions to the Company's Charter or new edition of the Company's draft Charter;

- draft internal regulations of the Company;

- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;

- draft resolutions of the General Shareholders' Meeting;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
1	"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment	"Armavir Communication Facilities Plant" CJSC	1a, Urupskaya St., Armavir, Krasnodar Region, 352903	100	100	none	none
2	Closed Joint-Stock Company "Yugsvyazstroy"	CJSC "Yugsvyazstroy"	110/1, Ayvazovskogo St., Krasnodar, 350040	100	100	none	none
3	Open Joint-Stock Company "Health-care center "Orbita"	"Health-care center "Orbita" OJSC	Village Olginka, Tuapse district, Krasnodar Krai 352840	100	100	none	none
4	"Intmashservice" Company with Limited Liability	"Intmashservice" LLC	8, Golubinskaya Str., Volgograd, 400131	100	-	none	none

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
5	"Factorial-99" Company with Limited Liability	"Factorial-99" LLC	47, Bratskiy per., Rostov-on-Don 344082	100	-	0.00005 %	none
6	"UTK-Finance" Company with Limited Liability	"UTK-Finance" LLC	66, Karasunskaya St., Krasnodar 350000	100	-	none	none
7	Open Joint –Stock Company "Kuzminov Stavtelecom"	OJSC "Kuzminov Stavtelecom"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory,355035	100	100	none	none
8	Closed Joint –Stock Company Teleradiokompaniya "Foton"	CJSC TRK "Foton"	30, Zheleznodorozhnaya St., Krasnodar, Krasnodar krai, 350033	50.5	50.5	none	none
9	Company with Limited Liability Creative Association "Accent"	TO"Accent" LLC	68, Krasnoarmeiskaya St., Krasnodar, Krasnodar krai, 350000	51	51	none	none
10	Closed Joint –Stock Company "Volgograd-GSM"	CJSC "Volgograd-GSM"	19d, Kommunisticheskaya St., Volgograd, 400131	50	50	0.015	0.004
11	Closed Joint –Stock Company "Stavropolskaya sotovaya svyaz"	CJSC "SSS"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	50	-	none	none
12	Closed Joint –Stock Company "TeleRoss-Volgograd"	CJSC "TeleRoss-Volgograd"	16, Mira Str., Volgograd 400 131	50	50	none	none
13	Closed Joint –Stock Company "TeleRoss-Kubanelectrosvyaz"	CJSC "TeleRoss-Kubanelectrosvyaz"	51, GimnazicheskayaSt., Krasnodar, 350000	50	50	none	none
14	Closed Joint –Stock Company "ZanElCom"	CJSC "ZanElCom"	Office 2, 7, Novolesnaya Str., Moscow 103055	45	45	none	none
15	"Yug-Giprosvyaz" Company with Limited Liability	"Yug-Giprosvyaz" LLC	67, Gagarin Str., Krasnodar 350062	24	-	none	none
16	Closed Joint –Stock Company "Telekompania IR"	CJSC "Telekompania IR"	2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007	23.5	23.5	none	none
17	Closed Joint –Stock Company "Kabardino-Balkarski GSM"	CJSC "Kabardino-Balkarski GSM"	14, pr. Shogentsukova, Nalchik, 360051	20	20	none	none
18	Closed Joint –Stock Company "Karachaevo-CherkesskTeleSot"	CJSC "Karachaevo-CherkesskTeleSot"	147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000	20	20	none	none

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
19	Closed Joint –Stock Company of Russian documental communication "Rostelegraph"	CJSC "Rostelegraph"	7, Tverskaya Str., Moscow 103375	15.68	15.68	none	none
20	Joint –Stock Commercial Bank "Krasnodarbank"	AKB "Krasnodarbank"	70, Karasunskaya St., Krasnodar, 350000	13.5	13.5	none	none
21	Closed Joint –Stock Company "Startcom"	"Startcom" CJSC	6, 2nd Spasonalikovski per., Moscow 117909	11.1	11.1	none	none
22	Open Joint –Stock Company "Informatsionnie tekhnologii svyazi"	"Svyazintech" OJSC	Building 2, 55, Plyushchikha Str., Moscow, 119121	11	11	none	none
23	Closed Joint –Stock Company, Astrakhan TV and Radio Broadcasting Independent Company "TRANK"	CJSC "TRANK"	3, Studencheskaya Str., Astrakhan 414004	10	10	none	none
24	"Astrakhan-Page" Company with Limited Liability	"Astrakhan-Page" LLC	16, Trusova Str., Astrakhan 414000	10	-	none	none
25	Closed Joint –Stock Company "Nalchikskaya Sotovaya Set"	CJSC "NSS"	14, pr. Shogentsukova, Nalchik, 360051	6	6	none	none

8.1.6. Data on Material Transactions Effected by the Issuer

Any material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction:

In 2001 – 1Q2006 material transactions the amount of commitments under which is 10 and more percent of the balance value of the issuer's assets were not concluded.

8.1.7. Data on Credit Ratings of the Issuer

Information on assignment to the Issuer and-or securities of the Issuer of a credit rating (ratings) during the last 5 completed financial years:

Object of assigning the credit rating: ***Issuer***

a) Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "CCC+" according to international standards

Long-term corporate credit rating "ruBB" according to Russian standards

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
27.12.2001	Long-term local and foreign currency corporate credit

	ratings "CCC+"
02.04.2003	Upgrade of long-term corporate credit rating to 'B-' from 'CCC+'.
06.08.2003	Assignment of long-term corporate credit rating "ruBBB" according to Russian standards
10.02.2004	Outlook of UTK ratings was changed from "Stable" to "Negative". "B-" long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was confirmed. Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB" to "ruBBB-".
02.02.2005	Long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was decreased from "B-" to "CCC+". Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB-" to "ruBB".
26.09.2005	Outlook of UTK ratings was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupont Highway,Dover, Kent county, Delaware, USA***.

Brief description of the method of assigning the credit rating:

Issuer's credit rating according to Standard & Poor's international scales expresses the current opinion on general credit capacity of the Issuer of bonds, underwriter or guarantee, business partner, its ability and intention to service its debt in full and in due time.

Standard & Poor's assigns ratings on the basis of transparent methodology taking into consideration quantitative and qualitative factors, financial risks and business risks only if there is sufficient information.

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility).

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

On 26th September 2005 Standard & Poor's revised its outlook on "UTK" PJSC to Stable from Negative due to the Company's ability to stabilize its financial profile shown in first-half-2005. At the same time Standard & Poor's affirmed its «CCC+» long-term corporate credit rating and "ruBB" Russia national scale and senior unsecured debt ratings on the Company.

According to Standard & Poor's analysts, outlook revision reflects UTK's showing noticeable improvements in its operating and financial performance during 2005 as the Company stuck to its promised focus on cost control, much reduced capital spending and profitability enhancements.

The ratings, however, remain constrained by the Company's weak liquidity position, significant debt levels, limited business diversification, and uncertainties associated with industry restructuring. These risks are moderated by UTK's solid market position, its improving operations, progress in the regulation of local tariffs, and growth potential.

Stable outlook reflects Standard & Poor's expectation that UTK's continuing focus on stringent cost and cautious approach to capital investments – combined with increasing EBITDA and cash flow generation will help the Company to stabilize its financial profile.

On 2 February 2005 Standard & Poor's downgraded the credit rating of "Southern Telecommunications Company" PJSC according to international scale from «B-» to «CCC+»; outlook «Negative» (according to Russia national scale - from ruBBB to ruBB).

On 10.02.2004 Standard and Poor's changed the outlook of UTK ratings from "Stable" to "Negative" that reflected expectations of the rapid growth of a negative operating cash flow and debt obligations in 2003.

At the same time Standard and Poor's confirmed its "B-" long-term credit rating of "UTK" PJSC according to international scale, but decreased Russia national scale credit ratings of the Company and its senior unsecured bond issues from "ruBBB" to "ruBBB-".

Credit analyst of Standard and Poor's Pavel Kochanov noted: "Increase in a negative free operating cash flow and debt obligations has exceeded initial expectations of Standard and Poor's; similar changes in financial position of "UTK" PJSC can be continued in 2004 ".

The aggressive investment policy is aimed at essential increase in revenues from traditional telecommunications services and new non-regulated telecommunications services, however Standard and Poor's believes, that impact of capital investments on revenue growth and profitability of the Company in the next several years are uncertain at the given stage. Demand for new telecommunications services due to which the Company expects to increase proceeds, and also revenue growth from extension of the subscriber base can appear not so optimistic.

On August 6, 2003 Standard & Poor's assigned its "ruBBB" Russia national scale rating to "Southern Telecommunications Company" PJSC. At the same time Standard & Poor's assigned its "ruBBB" Russia national scale rating to "UTK" PJSC proposed Russian ruble 1.5 billion senior unsecured bond issue due 2006. The proceeds from the bond issue will be used to finance RUR 5 billion capital expenditure program in 2003 which will further upgrade the company's outdated network and expand its network capacity.

The ratings continue to be supported by "UTK" PJSC dominant market share as the main provider of essential telecoms services in the southern region of the Russian Federation and progress in enabling the provision of a wider range of higher-quality services. Standard & Poor's expects "UTK" PJSC to increase its debt to a manageable level without materially weakening its financial profile and ability to service its debt obligations.

The rating action of 02.04.2003 reflects the net benefits of the merger of Southern Telecom with nine other fixed-line incumbents in the southern region of Russia that are controlled by the state-owned holding Svyazinvest. The merger has resulted in a stronger competitive position and improved business profile for the company. The outlook is stable. The new company--which had

approximately 3x greater revenues of about $331 million in 2002 --should benefit from its larger scale by receiving better terms from vendors of telecoms equipment. The merger will also give it a stronger market position that is less vulnerable to weaknesses in a particular area or customer segment, and make it easier to access capital markets.

Offsetting these gains to some extent is the fact that the enlarged service area has marginally less attractive average market characteristics and will require integration work and additional investments to reconcile and improve network characteristics to a more uniform level across the whole area. It is expected that Southern Telecom will continue with its structural reorganization, management improvement, and network modernization, and that it will execute its business plan without materially weakening its financial profile and ability to service its debt obligations.

A manageable increase in debt is already factored into the rating on Southern Telecom. The rating assumes, however, that operating cash flow will be sufficient to service debt in the short-term and that the company can return to free operating cash flow generation in the medium term as network investments are completed.

б) Credit rating as at the expiry date of the quarter under report:

Long-term national- scale credit rating of Baa3 (rus).

Short-term Russia- scale credit rating of RUS-3.

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
12.04.2004	Interfax Rating Agency in association with Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC.
12.07.2005	A long-term national- scale credit rating of Baa3 (rus) of "Southern Telecommunications Company" PJSC was changed to Baa3.ru due to introduction of a new national-scale rating system

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Issuer's credit rating expresses the current opinion on its ability and intention to service its debt in full and in due time.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating

procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- *sector risks,*
- *political and regulatory risks,*
- *market position of the company and its business efficiency,*
- *management quality,*
- *ownership structure,*
- *financial risk.*

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

в) Credit rating as at the expiry date of the quarter under report:

B3 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	B3 senior implied rating (Outlook – "Stable)
23.06.2005	The ratings were confirmed.

Full registered name of organization that assigned the credit rating: ***Moody`s Investor Services Ltd.***

Abbreviated registered name: ***Moody`s***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***<u>State support</u> (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***
- ***<u>Degree of the state regulation of the market</u>. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***
- ***<u>Competitive Environment</u>. The principle is to estimate the potential of the regional market;***
- ***<u>Management potential</u>. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);***
- ***<u>Management strategy</u>. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;***

- *Diversification strategy. The principle is to reveal the signs of the business diversification;*
- *Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;*
- *Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.*
- *Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).*

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:

No other information

- Object of assigning the credit rating: ***bonds***

a) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15,2003; November 28, 2003***

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale with Stable outlook

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
10.02.2004	"ruBBB-" Russia national scale rating and "B-" long-term corporate credit rating according to international standards were assigned
02.02.2005	Russia national scale rating was decreased from "ruBBB-" to "ruBB". Long-term corporate credit rating according to international standards was decreased from "B-" to "CCC+". Outlook "Negative".
26.09.2005	"ruBB" Russia national scale rating and "CCC+" long-term corporate credit rating according to international standards were confirmed. Outlook of UTK ratings was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc. " (Standard & Poor's)

Location: ***615 South Dupon Highway, Dover, Kent, Delaware, USA.***

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's

Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

b) Type, category, series, form and other descriptors of the securities: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-07-00062-A***

Date of state registration: ***August 17,2004***

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale with Stable outlook

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
02.02.2005	Russia national scale rating was decreased from “ruBBB-“ to “ruBB”. Long-term corporate credit rating according to international standards was decreased from “B-“ to “CCC+”. Outlook “Negative”.
26.09.2005	“ruBB“ Russia national scale rating and “CCC+“ long-term corporate credit rating according to international standards were confirmed. Outlook was changed from “Negative” to “Stable”.

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor’s International Services Inc." (Standard & Poor's)

Location: ***615 South Dupon Highway, Dover, Kent, Delaware, USA***.

Brief description of the method of assigning the credit rating:

Standard & Poor’s Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor’s global rating symbols with the addition of “ru” prefix to denote “Russia” and the scale’s focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer’s own discretion:

No additional information.

c) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the date of approval of the Emissive prospectus:

Long-term national scale credit rating Baa3 (rus)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
12.04.2004	Long-term national scale credit rating Baa3 (rus) was assigned
12.07.2005	Long-term national scale credit rating Baa3 (rus) was confirmed

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: *CJSC "RA Interfax"*

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Credit rating of a bonded issue or type of the company's bonded issues expresses the current opinion on its credit status relating to such bonded issue/type of bonded issues.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Credit rating of a separate obligation (bonded issue) cannot coincide with the company's credit rating because it must take into account the issue's structure, degree of security of the rights of the creditor under the obligation, credit status of underwriters of the bonded issue. If the bond issue is objectively secure enough, that is, provides for certain forms of risks reduction such as, for example, reliable security, then credit rating of the obligation can be higher than the rating of the borrower.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- *sector risks,*
- *political and regulatory risks,*
- *market position of the company and its business efficiency,*
- *management quality,*
- *ownership structure,*
- *financial risk.*

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

d) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the expiry date of the quarter under report:

Caa1 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
26.07.2004	Caa1 senior implied rating (Outlook – "Stable)
23.06.2005	Caa1 senior implied rating (Outlook – "Stable) was confirmed

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***State support (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***

- ***Degree of the state regulation of the market. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***

- ***Competitive Environment. The principle is to estimate the potential of the regional market;***

- ***Management potential. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);***

- ***Management strategy. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;***

- ***Diversification strategy. The principle is to reveal the signs of the business diversification;***

- ***Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;***

- ***Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.***

- ***Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).***

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

8.2. Data on Each Category of Issuer's Shares

Category: ***ordinary***

Form: ***registered non-documentary***

Face value, ***RUR: 0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***2,960,512,964***

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***130,814,345***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***1-03-00062-A (state registration numbers of associated issues: 1-04-00062-A, 1-05-00062-A, 1-06-00062-A, 1-07-00062-A, 1-08-00062-A, 1-09-00062-A, 1-10-00062-A, 1-11-00062-A, 1-12-00062-A, 1-13-00062-A).***

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;

- to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

- to exercise his right of priority when acquiring extra shares distributed by public subscription

and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:
Data on the state registration of the report on the results of the issue:
Registration date: 26.02.2002
State registration was made by: FCSM of Russia

Category: *preferred*
Type: *A*
Form: *registered non-documentary*
Face value, RUR: *0.33*
Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):

972,151,838

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: *0*

Number of declared shares: *32,711,532*

Number of shares on the issuer's balance sheet: *0*

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: *0*

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***2-03-00062-A (state registration numbers of associated issues: 2-04-00062-A, 2-05-00062-A, 2-06-00062-A, 2-07-00062-A, 2-08-00062-A, 2-09-00062-A, 2-10-00062-A, 2-11-00062-A, 2-12-00062-A).***

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- ***to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;***
- ***to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;***
- ***to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.***
- ***to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;***
- ***to alienate the shares held by him without consent of the Company and other shareholders;***
- ***to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;***
- ***to sell his shares to the Company in case the Company decided to buy them;***
- ***to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;***

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- *Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).*

- *Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.*

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- *Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.*

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002
State registration was made by: FCSM of Russia

8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Form of securities: ***bonds***

Series: ***K-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***

Other identifications of securities: ***none***
Date of registration:***15.08.2002***
Registration number: ***4-01-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period:

Launch date: 1.10.2003

Expiry date: 31.12.2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***K-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-02-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period:

Launch date: 1.10.2002

Expiry date: 31.12.2002

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***C-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-03-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***

Total number of the issued securities, bonds: ***3,566***
Par value of one security of the issue, RUR: ***2,500***
Total value of the issue, RUR: ***8,915,000***

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2002 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):
Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***C-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-04-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***6***
Par value of one security of the issue, RUR: ***300***
Total value of the issue, RUR: ***1,800***

Maturity period:
Launch date: 01.10.2005
Expiry date: 01.11.2005

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):
Execution of obligations under the securities.

8.3.2. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: ***11,500,000***
Total nominal value of bonds being in circulation (not redeemed), RUR: ***11,500,000,000***

Form of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***15.08.2003***
Registration number: ***4-05-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***21.10.2003***

State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***1,500,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***1,500,000,000***

Rights granted by each security of the issue to their holders:

A Bondholder is entitled to get the face value of the Bond specified in paragraph 4 of the Resolution on the Bond Issue when the Bond is retired.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 8.3 of the decision on the issue and payout period - in paragraph 8.4 of the decision on the issue.

A Bondholder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

A Bondholder is entitled to freely sell or otherwise dispose the Bond.

A Bondholder who bought a bond during primary distribution has no right to conduct transactions with this bond before the state registration of the report on the results of the bond issue pursuant to the legislation of the Russian Federation.

If the Issuer refuses to fulfill its obligations on bond issue, a Bondholder is entitled to exercise his rights in accordance with the procedure prescribed by paragraph 8.6 of the Resolution on the bond issue and paragraph 56.11 of the Prospectus on Bonds.

A Bondholder is not entitled to present a Bond of the issue for retirement before maturity except for the following cases:

1) ***coming into effect court decision on the Issuer's bankruptcy;***
2) ***taking decision on the Issuer's liquidation by the Issuer's body authorized to take such decision;***
3) ***coming into effect court decision on the Underwriter's bankruptcy;***
4) ***taking decision on the Underwriter's liquidation by the Underwriter's body authorized to take such decision;***
5) ***not meeting the commitments by the Issuer to pay coupon income on the bond issue within 10 (ten) business days from the date of payment of this coupon income specified in the Decision on the bond issue;***
6) ***other case prescribed by the laws of the Russian Federation.***

A Bondholder is entitled to demand fulfillment of the redemption commitment from the Underwriter if the Issuer does not fulfill this obligation. Procedure of bonds redemption by the Underwriter is specified in paragraph 11 of the Resolution on the bond issue and paragraph 56.14 of the Prospectus on Bonds. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bondholders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary providing centralized custody of issuer's securities:

Full registered name: "National Depositary Center» Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009

License:

No. of license: 177-03431-0000100

Date of issue: 4.12.2000

Period: unlimited

Authority issuing the license: Federal Commission for Securities Market

Terms and the arrangements of the redemption:

Bonds are to be redeemed at their face value on the 1092-nd day from the first day of the bond placement (hereinafter referred to as "The maturity date") by the Issuer and/or the Issuer's payment agent, which is:

Full registered name: "National Depositary Center» Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia

Postal address: building 4, 1/13 Sredniy Kislovskiy per., Moscow, Russian Federation 125009

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" and/or "Kommersant" not later than 10 (ten) working days prior to such actions.

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds is made to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bondholder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bondholder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment and Bond redemption. Not later than four working days prior to the date of the Bond yield (coupon) payment and/or Bond redemption, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment and Bond redemption provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners, as set forth below.

Repayment of Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fifth business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds with a view of their redemption).

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of redemption, declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds with a view of redemption.

Not later than 2 (two) working days prior to the Maturity Date the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the bond redemption including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly.

Not later than 1 (one) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

At repayment of Bonds the coupon income is paid for last coupon period also.

On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive Bond redemption amounts.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as Bond redemption payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for face-value of Bonds and the coupon income for the last coupon period in favor of owners and Holders of Bonds.

Bonds are being charged off the accounts of depot in the Depositary at repayment of all Bonds after execution by the Issuer and/or Payment Agent of the obligations on transferring amounts required to fulfill the payment commitments on Bonds redemption and payment of the coupon income for the last coupon period.

The Certificate is to be cancelled after all Bonds are written off the accounts of depot of the Depositary.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		**Coupon income**
Launch date	**Expiry date**	
1. Coupon: first		
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	The size of each coupon income is determined according to the following formula: Kj = Cj*Nom * (T (j) - T (j-1)) / (365*100 %), Where, j - a serial number of the coupon period, j=1, 2, 3, 4, 5, 6; Kj - size of the coupon income on each Bond (RUR).; Nom - face-value of one Bond (RUR).; Cj - the size of the interest rate of j-th coupon, in percentage annual;

		T (j-1) - a launch date of j-th coupon period; T (j) – an expiry date of j-th coupon period. The size of coupon income for each coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual yield on the first coupon was fixed during the auction on the first day of the bond placement at the size of 14.24%.

2. Coupon: second

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Method of determination of the coupon income under the second coupon is the same as for the first coupon. The interest yield for the second coupon will be equal to the interest rate for the first coupon.

3. Coupon: third

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Method of determination of the coupon income under the third coupon is the same as for the first coupon. The interest yield for the third coupon will be equal to the interest rate for the first coupon.

4. Coupon: fourth

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Method of determination of the coupon income under the fourth coupon is the same as for the first coupon. The interest yield for the fourth coupon will be equal to the interest rate for the first coupon.

5. Coupon: fifth

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Method of determination of the coupon income under the fifth coupon is the same as for the first coupon. The interest yield for the fifth coupon will be equal to the interest rate for the first coupon

6. Coupon: sixth

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Method of determination of the coupon income under the sixth coupon is the same as for the first coupon. The interest yield for the sixth coupon will be equal to the interest rate for the first coupon.

Order and term of payment of the income on bonds:

Coupon period		**Period (date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: first			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.

Procedure Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by the Issuer or/and a payment agent upon instructions of the Issuer on the expiry date of the coupon period. Should the expiry date of the Bonds coupon period fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the expiry date of the coupon period. The bond owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bondholder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment .Not later than three working days prior to the date of the Bond yield (coupon) payment, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Payment of coupon income on Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fourth business day before the date of payment of the coupon income (further under the text - " Date of making up a list of owners and Holders of Bonds for payment of coupon income). Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of payment of coupon income, is considered as due and proper, including the case of Bonds alienation after Date of making up a list of owners and Holders of Bonds with a view of payment of coupon income. Not later than 2 (two) working days prior to the Date of payment of coupon income the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the payment of coupon income including the following data:

a) A full name of the person, authorized to receive sums of coupon income under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive sums of coupon income, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get sums of coupon income, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive sums of coupon income;

c) Location and postal address of the person, authorized to receive sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive sums of coupon income, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive sums of coupon income under Bonds;

f) The tax status of the person authorized to receive sums of coupon income (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly. Not later than 1 (one) working day before the Date of coupon income payment, the Issuer transfers the appropriate money to the Payment Agent's account. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds. As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favor of owners and Holders of Bonds.

2. Coupon: second

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: third

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: fourth

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: fifth

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: sixth

Launch date of the sixth coupon is 910th day	Expiry date of the sixth coupon is the 1092nd	Date of the sixth coupon income payment is the	Payment of the coupon income on bonds are

from the first day of the bond placement.	day from the first day of the bond placement.	1092nd day from the first day of the bond placement.	made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

Kind of security: ***underwriting***

Form of securities: ***bonds***

Series: ***02***

Type: ***interest-bearing***

Form of securities: ***certificated pay-to-bearer***

Full name of the bond issue: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

Date of registration:***28.11.2003***

Registration number: ***4-06-00062-A***

State registration authority performing the registration: ***FCSM of Russia***

Information about state registration of the report on the issue's results:

Date of registration:***19.03.2004***

State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***

Total number of the issued securities, bonds: ***1,500,000***

Par value of one security of the issue, RUR: ***1,000***

Total value of the issue, RUR: ***1,500,000,000***

Rights granted by each security of the issue to their holders:

Each bond shall grant its holder equal scope of rights.

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 9.3 of the decision on the bond issue.

3. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

If the Issuer refuses to fulfill its obligations on bond issue in order and terms specified by the Decision on the bond issue, a Bondholder is entitled to advance a claim to the Issuer in the arbitration court.

4. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (a default, a technical default) security in the form of underwriting is provided according to item 9.7. and item 12.2. of the Decision on bond issue and item 56.11. and item 56.14 of the Prospectus on the bond issue. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 1.5 billion rubles and the cumulative coupon income under Bonds. The size of commitments secured by the Underwriter cannot exceed 2400000000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 56.14.of the Prospectus on the bond issue. Rights on the Bond are transferred to the

new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to return his investments in case the bond issue is declared ineffective or invalid in accordance with the legislation of the Russian Federation.

6. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bondholders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary:

Full registered name: *Non-commercial partnership "National Depositary Center"*

Abbreviated name: *NDC*

Headquarters: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009*

License number: *177-03431-000100*

Date of license registration: *4.12.2000*

Valid till: *unlimited*

Registration authority: *FCSM of Russia*

Terms and the arrangements of the redemption:

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: Joint-stock commercial bank " ROSBANK " (open joint-stock company)

Abbreviated name: OJSC AKB " ROSBANK "

Location: 11, Masha Poryvaeva Str., Moscow, 107078

Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya» not later than 10 (ten) working days prior to such actions.

Bonds are to be redeemed at their par value on the1 092nd (one thousand and ninety second) day from the launch date of the bonds placement

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that a bondholder who is a depositor of NDC is authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners including the below mentioned data.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 092nd (one thousand and ninety second) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond.

Coupon period		Coupon income
Launch date	**Expiry date**	

1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the Bonds at the price of 100 percent of their par value and the corresponding number of Bonds which potential buyers are ready to acquire if the Issuer fixes the interest rate on the first coupon higher or equal to that specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource on their accounts in the MICEX Clearing system, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders and send it to the Issuer.

All the submitted orders are to be considered by the Issuer. Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - a launch date of the first coupon period; T1 – an expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market

		section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Launch date of the second coupon is the 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon being the 364th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon being the 546th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - a launch date of the third coupon period; T3 – an expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon being the 728th day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a launch date of the fourth coupon period;

		T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon being the 910th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: $KD = C5*N * (T5 – T4)) / (365/100 \%)$, Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a launch date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: $KD = C6*N * (T6 – T5)) / (365/100 \%)$, Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a launch date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the

income on each coupon period.

Coupon period		Period (date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income
Launch date	**Expiry date**		
1. Coupon: Annual interest rate on the first coupon was fixed during the auction on the launch day of the bond placement (9.25% per annum)			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of coupon income payment happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon period being the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon period being the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon period being the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon period being the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" or "Kommersant" or any other mass media not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. List of the Bond owners and nominal holders made up for Bonds redemption is used for the sixth coupon income			

payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds

Kind of security: ***underwriting***

Form of securities: ***bonds***

Series: ***03***

Type: ***interest-bearing***

Form of securities: ***certificated pay-to-bearer***

Full name of the bond issue: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

Date of registration:***17.08.2004***

Registration number: ***4-07-00062-A***

State registration authority performing the registration: ***FSFM of Russia***

Information about state registration of the report on the issue's results:

Date of registration:***11.11.2004***

State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***

Total number of the issued securities, bonds: ***3,500,000***

Par value of one security of the issue, RUR: ***1,000***

Total value of the issue, RUR: ***3,500,000,000***

Rights granted by each security of the issue to their holders:

The Bonds represent direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield) after termination of each coupon period.

3. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (including a default, a technical default according to item 9.7. and item 12.2. of the Decision on bond issue and item 9.1.2. e) and item 9.1.2. 3) of the Prospectus on the bond issue) security in the form of underwriting is to be provided. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 3.5 (three and a half) billion rubles and the cumulative coupon income under Bonds.

4. The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 9.1.2. z) of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to get back his investments in case the bond issue is declared ineffective or invalid.

6. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

7. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Depositary:

Full registered name: *Non-commercial partnership "National Depositary Center"*

Abbreviated name: *NDC*

Headquarters: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009*

INN: *7706131216*

Phone: *(095) 232-05-27*

License number: *177-03431-000100*

Date of license registration: ***4.12.2000***

Valid till: *unlimited*

Registration authority: *FCSM of Russia*

Terms and the arrangements of the redemption:

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in order and terms specified in Article 11 of the Decision on the bond issue and Article 2.9. of the Prospectus of the Bonds.

Bonds are to be redeemed at their par value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that nominal holders of the Bonds being depositors of NDC are authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and nominal Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners and/or nominal holders of the Bonds including the below mentioned data.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- ***full name/first name, middle initial, last name the owner of Bonds;***
- ***number of the Bonds owned;***
- ***full name of the person, authorized to receive the redemption sums under Bonds;***
- ***location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;***
- ***essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;***
- ***Tax-payer's Identification number (TIN) of the Bond Owner;***
- ***tax status of the Bond Owner.***

If a Bond Owner is a juridical person – non-resident:

- ***personal identification number (IIN) – if any.***

If a Bond Owner is a natural person:

- ***kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;***
- ***number of the certificate of the state retirement insurance of the Bond Owner (if any);***
- ***Tax-payer's Identification number (TIN) of the Bond Owner (if any);***
- ***date, month and year of birth of the Bond Owner.***

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and/or nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and/or nominal Holders of the Bonds, made on Date of making up the list of owners and/or nominal Holders of Bonds including the following data:

a) Full name of the person, authorized to receive the redemption sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) and Taxpayer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds.

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and/or nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate

money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Starting date	Expiry date	

1st **Coupon:** Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement (12.3%).

On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size

of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183d day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - starting date of the first coupon period; T1 – expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon being the 366th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3rd Coupon: The interest rate on the third coupon shall be equal to the interest rate for the first coupon.

Starting date of the third coupon is 366-th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon being the 549th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond;

		C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - starting date of the third coupon period; T3 – expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon being the 732nd day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a starting date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). the interest rate for the first coupon.

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon being the 915th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a starting date of the fifth coupon period; T5 – an expiry date of the fifth coupon period.

		The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6th **Coupon:** The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is 915-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon being the 1 098th day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a starting date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

7th **Coupon:** The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is 1 098th day from the first day of the bond placement.	Expiry date of the sixth coupon period is the starting date of the eighth coupon being the 1 281st day from the first day of the bond placement.	The size of the seventh coupon income per one Bond is determined according to the following formula: KD = C7*N * (T7 – T6)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C7 - the size of the interest rate of the seventh coupon, in percentage annual; T6 - starting date of the seventh coupon period; T7 – expiry date of the seventh coupon period. The size of coupon income for the seventh coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or

		is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon period is the starting date of the ninth coupon being the 1 464th day from the first day of the bond placement.	The size of the eighth coupon income per one Bond is determined according to the following formula: KD = C8*N * (T8 – T7)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C8 - the size of the interest rate of the eighth coupon, in percentage annual; T7 - starting date of the eighth coupon period; T8 – expiry date of the eighth coupon period. The size of coupon income for the eighth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9TH Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon period is the starting date of the tenth coupon being the 1 647th day from the first day of the bond placement.	The size of the ninth coupon income per one Bond is determined according to the following formula: KD = C9*N * (T9 – T8)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C9 - the size of the interest rate of the ninth coupon, in percentage annual; T8 - starting date of the ninth coupon period; T9 – expiry date of the ninth coupon period. The size of coupon income for the ninth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after

the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is 1647-th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	The size of the tenth coupon income per one Bond is determined according to the following formula: KD = C10*N * (T10 – T9) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C10 - the size of the interest rate of the tenth coupon, in percentage annual; T9 - starting date of the tenth coupon period; T10 – expiry date of the tenth coupon period. The size of coupon income for the tenth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period (date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Starting date	**Expiry date**		
1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the starting day of the bond placement			
Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183rd day from the first day of the bond placement.	Date of the first coupon income payment is the 183rd day from the first day of the bond placement. If the date of the coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:
Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of

the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a juridical person – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the

Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon period being the 366th day from the first day of the bond placement.	Date of the second coupon income payment is the 366th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3rd Coupon: The interest yield for the third coupon will be equal to the interest rate for the first coupon.

Starting date of the third	Expiry date of the third	Date of the third coupon	Payment of the coupon

coupon is the 366th day from the first day of the bond placement.	coupon is the starting date of the fourth coupon period being the 549th day from the first day of the bond placement.	income payment is the 549th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon period being the 732nd day from the first day of the bond placement.	Date of the fourth coupon income payment is the 732nd day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is the 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon period being the 915th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 915th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on

		on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6th Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is the 915th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon period being the 1 098th day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1 098th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment			

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is the 1 098th day from the first day of the bond placement.	Expiry date of the seventh coupon is the starting date of the eighth coupon period being the 1 281st day from the first day of the bond placement.	Date of the seventh coupon income payment is the 1 281st day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the seventh coupon income payment is the same as that of the first coupon income payment			

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon is the starting date of the ninth coupon period being the 1 464th day from the first day of the bond placement.	Date of the eighth coupon income payment is the 1 464th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the eighth coupon income payment is the same as that of the first coupon income payment			

9th Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon is the starting date of the tenth coupon period being the 1 647th day from the first day of the bond placement.	Date of the ninth coupon income payment is the 1 647th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the ninth coupon income payment is the same as that of the first coupon income payment			

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is the 1	Expiry date of the tenth coupon coincides with	Date of the tenth coupon income payment is the	Payment of the coupon income on bonds are

tenth coupon is the 1 647th day from the first day of the bond placement.	coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	income payment is the 1 830th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the tenth coupon income payment is the same as that of the first coupon income payment			

Kind of security: ***underwriting***

Form of securities: ***bonds***
Series: ***04***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***24.11.2005***
Registration number: ***4-08-00062-A***
State registration authority performing the registration: ***FSFM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***12.01.2006***
State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***
Total number of the issued securities, bonds: ***5,000,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***5,000,000,000***

Rights granted by each security of the issue to their holders:
1. For common shares, the exact provisions of the Charter of the joint-stock company on the rights granted by common shares to shareholders shall be stated: Not applicable for this type of securities.

2. For preferred shares, the exact provisions of the Charter of the joint-stock company on the rights granted by preference shares to shareholders shall be stated: Not applicable for this type of securities
3. For bonds the securities, the rights granted by the bonds to their holders shall be stated:
A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining and payment being described in Clause 9.3. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular.

In case of Issuer's failure to fulfill or to duly fulfill the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Underwriter) with the appropriate demand.

The Underwriter of 04-series Bond issue is Company with Limited Liability «UTK-Finance».

The Bond with the security in the form of a surety of "UTK-Finance" LLC grants to its holder all the rights ensuing from such security according to the security conditions determined in Clause 12.2. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular. The title to the secured Bond being transferred, the new Owner (acquirer) also receives the rights ensuing from such security. Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are set up in Clause 9.7 of the Decision on the bond issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the bond issue and the securities Offering Circular.

A Bond holder is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the placement shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the bond issue in compliance with the legislation of the Russian Federation.

A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation .

Depositary:

Full registered name: *Non-commercial partnership "National Depositary Center"*

Abbreviated name: *NDC*

Headquarters: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow*

Postal address: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009*

TIN*: 7706131216*

Tel.*: (095) 232-05-27*

License number: *177-03431-000100*

Date of license registration: *4.12.2000*

Valid till: *unlimited*

Registration authority: *FCSM of Russia*

Terms and the arrangements of the redemption:

The dates (procedure for setting the dates) as of which the lists of Bonds Holders are made up for the purpose of their retirement:

Retirement of the appropriate part of the Bonds face value is effected in favor of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the fourth day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds' Face Value).

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person.

- *full name/first name, middle initial, last name the owner of Bonds;*
- *number of the Bonds owned;*
- *full name of the person, authorized to receive the redemption sums under Bonds;*
- *location (or place of registration – for individuals) and postal address of the Bond Owner including postal code;*
- *details of the bank account of the person, authorized to receive the sums of repayment under Bonds;*
- *Tax-payer's Identification number (TIN) of the Bond Owner;*
- *tax status of the Bond Owner.*

If a Bond Owner is a legal entity – non-resident:

- *personal identification number (IIN) – if any.*

If a Bond Owner is an individual:

- *kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;*
- *number of the certificate of the state retirement insurance of the Bond Owner (if any);*
- *Tax-payer's Identification number (TIN) of the Bond Owner (if any);*
- *date, month and year of birth of the Bond Owner.*

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and the procedure of Bonds retirement:

Bonds are retired in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to the Bond Owners. Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds face value partial retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Dates of the bond redemption:

The face value of each 04-series bond is to be redeemed consistently by installments within the following deadlines (hereinafter referred to as the Dates of Bonds Face Value Partial Retirement:

1. ***on the 364th (three hundred and sixty-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the first part of the bond face value coincide;***
2. ***on the 546th (five hundred and forty-sixth) day from the starting date of the Bond***

placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the second part of the bond face value coincide;

3. *on the 728th (seven hundred and twenty-eighth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the third part of the bond face value coincide;*
4. *on the 910th (nine hundred and tenth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the fourth part of the bond face value coincide;*
5. *on the 1,274th (one thousand two hundred and seventy-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the fifth part of the bond face value coincide;*
6. *on the 1,456th (one thousand four hundred and fifty-sixth) day from the starting date of the Bond placement each bond is to be redeemed at the remaining 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the last part of the bond face value coincide.*

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment:

The interest rate for the fifth, sixth, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth and sixteenth coupons is established at 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Coupon period		Coupon income
Starting date	**Expiry date**	
1. Coupon: The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the Bond placement. Procedure and terms of holding the Auction are described in clause 8.3. of the Decision on the bond issue and clause 2.7 of the Offering Circular.		
Starting date of the first coupon is the starting date of the bond placement	Expiry date of the first coupon period is the coupon payment date being the 91st day from the first day of the bond placement.	The amount of payment under the first coupon per Bond is calculated as follows: $K1 = C1 * 1000 * (T1 - T0) / 365 / 100\ \%$, where K1- the amount of coupon payment for the 1st coupon per Bond , rubles: C1 is the interest rate of the first coupon, in per cent per annum; T0 is the starting date of the 1st coupon period; T1 is the expiry date of the 1st coupon period. Procedure of disclosing information on the interest rate under the 1st coupon is described in clause 11 of the Decision on the bond issue.
2. Coupon: The interest rate for the second coupon is established as equal to the interest rate for the first coupon.		
Starting date of the second coupon is the 91st day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 182nd day from the first day of the bond placement.	The amount of payment under the second coupon per Bond is calculated as follows: $K2 = C2 * 1000 * (T2 - T1) / 365 / 100\ \%$, where K2 - the amount of coupon payment for the 2nd coupon per Bond , rubles; C2 is the interest rate of the second coupon, in per cent per annum; T1 is the starting date of the 2nd coupon period; T2 is the expiry date of the 2nd coupon period.
3. Coupon: The interest rate for the third coupon is established as equal to the interest rate for the first coupon.		
Starting date of the third coupon is the 182nd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date	The amount of payment under the third coupon per Bond is calculated as follows: $K3 = C3 * 1000 * (T3 - T2) / 365 / 100\ \%$,

	being the 273rd day from the first day of the bond placement.	where K3 - the amount of coupon payment for the third coupon per Bond , rubles: C3 - is the interest rate of the third coupon, in per cent per annum; T2 - is the starting date of the third coupon period; T3 - is the expiry date of the third coupon period.

4. Coupon: *The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon..*

Starting date of the fourth coupon is the 273rd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 364th day from the first day of the bond placement.	The amount of payment under the fourth coupon per Bond is calculated as follows: K4 = C4 * 1000 * (T4 - T3)/ 365/ 100 %, where, K4 - the amount of coupon payment for the fourth coupon per Bond , rubles; C4 - is the interest rate of the fourth coupon, in per cent per annum; T3 - is the starting date of the fourth coupon period; T4 - is the expiry date of the fourth coupon.

5. Coupon: The interest rate for the fifth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fifth coupon is the 364th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 455th day from the first day of the bond placement.	The amount of payment under the fifth coupon per Bond is calculated as follows: K5 = C5 *0,9*1000 * (T5 – T4)/ 365/ 100 %, where, K5 - the amount of coupon payment for the fifth coupon per Bond , rubles: C5 - is the interest rate of the fifth coupon, in per cent per annum; T4 - is the starting date of the fifth coupon period; T5 - is the expiry date of the fifth coupon period.

6. Coupon: The interest rate for the sixth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the sixth coupon is the 455th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 546th day from the first day of the bond placement.	The amount of payment under the sixth coupon per Bond is calculated as follows: K6 = C6 *0,9* 1000 * (T6 – T5)/ 365/ 100 %, where, K6 - the amount of coupon payment for the sixth coupon per Bond , rubles: C6 - is the interest rate of the sixth coupon, in per cent per annum; T5 - is the starting date of the sixth coupon period; T6 - is the expiry date of the sixth coupon period.

7. Coupon: The interest rate for the seventh coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the seventh coupon is the 546th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 637th day from the first day of the bond placement.	The amount of payment under the seventh coupon per Bond is calculated as follows: K7 = C7 *0,75* 1000 * (T7 – T6)/ 365/ 100 %, where, K7 - the amount of coupon payment for the seventh coupon per Bond , rubles: C7 - is the interest rate of the seventh coupon, in per cent per annum; T6- is the starting date of the seventh coupon; T7 - is the expiry date of the seventh coupon period.

8. Coupon: The interest rate for the eighth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the eighth coupon is the 637th day from the first day of the	Expiry date of the coupon period is the coupon	The amount of payment under the eighth coupon per Bond is calculated as follows: K8 = C8 * 0,75*1000 * (T8 – T7)/ 365/ 100 %,

bond placement.	the coupon payment date being the 728th day from the first day of the bond placement.	where, K8 - the amount of coupon payment for the eighth coupon per Bond , rubles: C8 - is the interest rate of the eighth coupon, in per cent per annum; T7 - is the starting date of the eighth coupon period; T8 - is the expiry date of the eighth coupon period.

9. Coupon: The interest rate for the ninth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the ninth coupon is the 728th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 819th day from the first day of the bond placement.	The amount of payment under the ninth coupon per Bond is calculated as follows: $K9 = C9 * 0,65 * 1000 * (T9 - T8) / 365 / 100 \%$, where, K9 - the amount of coupon payment for the ninth coupon per Bond , rubles: C9 - is the interest rate of the ninth coupon, in per cent per annum; T8 - is the starting date of the ninth coupon period; T9 - is the expiry date of the ninth coupon period.

10. Coupon: The interest rate for the tenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value..

Starting date of the tenth coupon is the 819th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 910th day from the first day of the bond placement.	The amount of payment under the tenth coupon per Bond is calculated as follows: $K10 = C10 * 0,65 * 1000 * (T10 - T9) / 365 / 100 \%$, where, K10 - the amount of coupon payment for the tenth coupon per Bond , rubles: C10 - is the interest rate of the tenth coupon, in per cent per annum T9 - is the starting date of the tenth coupon period; T10 - is the expiry date of the tenth coupon period.

11. Coupon: The interest rate for the eleventh coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the eleventh coupon is the 91oth day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,001st day from the first day of the bond placement.	The amount of payment under the eleventh coupon per Bond is calculated as follows: $K11 = C11 * 0,5 * 1000 * (T11 - T10) / 365 / 100 \%$, where, K11 - the amount of coupon payment for the eleventh coupon per Bond , rubles: C11 - is the interest rate of the eleventh coupon, in per cent per annum; T10 - is the starting date of the eleventh coupon period; T11 - is the expiry date of the eleventh coupon period.

12 Coupon: The interest rate for the twelfth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value..

Starting date of the twelfth coupon is the 1001st day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,092nd day from the first day of the bond placement.	The amount of payment under the twelfth coupon per Bond is calculated as follows: $K12 = C12 * 0,5 * 1000 * (T12 - T11) / 365 / 100 \%$, where, K12 - the amount of coupon payment for the twelfth coupon per Bond , rubles: T11 - is the starting date of the twelfth coupon period; T12 - is the expiry date of the twelfth coupon period.

13. Coupon: The interest rate for the thirteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the thirteenth coupon is the 1,092nd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,183rd day from the first day of the bond placement.	The amount of payment under the thirteenth coupon per Bond is calculated as follows: K13 = C13 *0,5* 1000 * (T13 – T12)/ 365/ 100 %, where, K13 - the amount of coupon payment for the thirteenth coupon per Bond , rubles: C13 - is the interest rate of the thirteenth coupon, in per cent per annum T12 - is the starting date of the thirteenth coupon period; T13 - is the expiry date of the thirteenth coupon period

14. Coupon: The interest rate for the fourteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fourteenth coupon is the 1,183rd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,274th day from the first day of the bond placement.	The amount of payment under the fourteenth coupon per Bond is calculated as follows: K14 = C14 *0,5* 1000 * (T14 – T13)/ 365/ 100 %, where, K14 - the amount of coupon payment for the fourteenth coupon per Bond , rubles: C14 - is the interest rate of the fourteenth coupon, in percent per annum; T13 - is the starting date of the fourteenth coupon period; T14 - is the expiry date of the fourteenth coupon period.

15. Coupon: The interest rate for the fifteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fifteenth coupon is the 1,274th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,365th day from the first day of the bond placement.	The amount of payment under the fifteenth coupon per Bond is calculated as follows: K15 = C15 *0,25* 1000 * (T15 – T14)/ 365/ 100 %, where, K15 - the amount of coupon payment for the fifteenth coupon per Bond , rubles: C15 - is the interest rate of the fifteenth coupon, in percent per annum; T14 - is the starting date of the fifteenth coupon period; T15 - is the expiry date of the fifteenth coupon period.

16. Coupon: The interest rate for the sixteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the sixteenth coupon is the 1,365th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,456th day from the first day of the bond placement.	The amount of payment under the sixteenth coupon per Bond is calculated as follows: K16 = C16 *0,25* 1000 * (T16 – T15)/ 365/ 100 %, where, K16 - the amount of coupon payment for the sixteenth coupon per Bond , rubles: C16 - is the interest rate of the sixteenth coupon, in per cent per annum T15 - is the starting date of the sixteenth coupon period; T16 - is the expiry date of the sixteenth coupon period.

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period	Period (date) of	Date of making up the list of Bond owners for

		coupon income payment	payment of coupon income
Starting date	**Expiry date**		

1 Coupon

Starting date of the bond placement	91st day from the starting date of the bond placement	On the 91st day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

The procedure of the coupon (interest) yield payment:

Payment of the Bond yield is effected in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to Bond Owners and/or Bond Holders authorized to receive appropriate amounts from the Bond yield payment in favor of Bond Owners A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favor, the yield on the Bonds shall be paid directly to the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person.

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individuals) and postal address of the Bond Owner including postal code;
- details of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a legal entity – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is an individual:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the

following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

2 Coupon

91st day from the starting date of the bond placement	182nd day from the starting date of the bond placement	On the 182nd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3 Coupon

182nd day from the starting date of the bond placement	273rd day from the starting date of the bond placement	On the 273rd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon:

273rd day from the starting date of the bond placement	364th day from the starting date of the bond placement	On the 364th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5 Coupon

364th day from the starting date of the bond placement	455th day from the starting date of the bond placement	On the 455th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6 Coupon

455th day from the starting date of the bond placement	546th day from the starting date of the bond placement	On the 546th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the sixth coupon income payment is the same as that of the first coupon income payment.			

7 Coupon

546th day from the starting date of the bond placement	637th day from the starting date of the bond placement	On the 637th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the seventh coupon income payment is the same as that of the first coupon income payment.			

8 Coupon

637th day from the starting date of the bond placement	728th day from the starting date of the bond placement	On the 728th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the eighth coupon income payment is the same as that of the first coupon income payment.			

9 Coupon

728th day from the starting date of the bond placement	819th day from the starting date of the bond placement	On the 819th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the ninth coupon income payment is the same as that of the first coupon income payment.			

10 Coupon

819th day from the starting date of the bond	910th day from the starting date of the bond placement	On the 910th day from the starting date of	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the

placement		the bond placement	Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

Procedure of the tenth coupon income payment is the same as that of the first coupon income payment.

11 Coupon

910th day from the starting date of the bond placement	1,001st day from the starting date of the bond placement	On the 1,001st day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

Procedure of the eleventh coupon income payment is the same as that of the first coupon income payment.

12 Coupon

1,001st day from the starting date of the bond placement	1,092nd day from the starting date of the bond placement	On the 1,092nd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

Procedure of the twelfth coupon income payment is the same as that of the first coupon income payment.

13 Coupon

1,092nd day from the starting date of the bond placement	1,183rd day from the starting date of the bond placement	On the 1,183rd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

Procedure of the thirteenth coupon income payment is the same as that of the first coupon income payment.

14 Coupon

1,183rd day from the starting date of the bond placement	1,274th day from the starting date of the bond placement	On the 1,274th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

Procedure of the fourteenth coupon income payment is the same as that of the first coupon income payment.

15 Coupon

1,274th day from the starting date of the bond placement	1,365th day from the starting date of the bond placement	On the 1,365th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

Procedure of the fifteenth coupon income payment is the same as that of the first coupon income payment.

16 Coupon

1,365th day from the starting date of the bond placement	1,456th day from the starting date of the bond placement	On the 1,456th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

Procedure of the sixteenth coupon income payment is the same as that of the first coupon income payment.

Kind of security: ***underwriting***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

1) Data on the person providing security for series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: *Closed joint-stock company " Management company " Baltic Financial Agency " (since 10.11.2003 – Private Joint –Stock Company "Management Company PSB).*

Abbreviated name: CJSC " *Management company "BFA" (since 10.11.2003 – PJSC "MK PSB"*

Location*: 212, Moskovskiy pr., Saint Petersburg, 196066*

2) Data on the person providing security for series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: *Company with Limited Liability "UTK-Finance "*

Abbreviated name: *"UTK-Finance " Ltd*

Location*: 66, Karasunskaya Str., Krasnodar, 350000*

3) Data on the person providing security for series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: *Company with Limited Liability "UTK-Finance "*

Abbreviated name: *"UTK-Finance " Ltd*

Location*: 66, Karasunskaya Str., Krasnodar, 350000*

4) Data on the person providing security for series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: *Company with Limited Liability "UTK-Finance "*

Abbreviated name: *"UTK-Finance " Ltd*

Location*: 66, Karasunskaya Str., Krasnodar, 350000*

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

1) Conditions of ensuring fulfillment of commitments under series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: *underwriting*.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Maximum sum - the size of obligations of the Underwriter under the given security, shall not exceed 1,500,000,000 (one and a half billion) rubles.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Procedure of making claims by Bond owners to the Underwriter

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of

Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- *A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;*
- *A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;*
- *The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);*
- *Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.*

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary, which keeps the bonds (hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal entities - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Issuer's net assets as of the date of providing security, RUR ths: ***12, 362, 359***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***15***

Net assets of the juridical person underwriting the Issuer's bond issue as at the end of the reporting quarter, RUR ths: ***3,063***

2) Conditions of ensuring fulfillment of commitments under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting***.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 1,500,000,000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.

The size of commitments secured by the Underwriter cannot exceed 2,400,000,000 (Two billion four hundred million) rubles.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1,500,000 (one million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed 2,400,000,000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the

Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the date of providing security, RUR ths: ***12, 322, 700***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***- 3, 993***

Net assets of the legal entity underwriting the Issuer's bond issue as at the end of the reporting quarter, RUR ths: ***6,261***

3) Conditions of ensuring fulfillment of commitments under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: *underwriting*.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 3,500,000,000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3,500,000

(three million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed total par value of the bond issue constituting 3,500,000,000 (Three billion five hundred million) rubles and cumulative coupon income under 3,500,000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 872, 338***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***15.67***

Net assets of the juridical person underwriting the Issuer's bond issue as of the expiry date of the quarter under report, RUR ths: ***6,261***

4) Conditions of ensuring fulfillment of commitments under series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting***.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

The Underwriter assumes responsibility for the Issuer's execution of its obligations determined in compliance with the Documents of the Issue regarding:

- ***payment of the face value of the Bonds (corresponding parts of their face value) to Bond owners,***
- ***payment of coupon yield under the Bonds,***

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

The Underwriter assumes responsibility for the Issuer's execution of its obligations determined in compliance with the Documents of the Issue regarding:

- ***payment of the face value of the Bonds (corresponding parts of their face value) to Bond owners,***
- ***payment of coupon yield under the Bonds,***

on the following conditions:

The extent to which the Company is answerable to the owners of Bonds covered by the guarantee in case of non-fulfillment and/or improper fulfillment by the Issuer of its obligations in respect of the Bonds shall be limited to a Limit Amount.

In case of Issuer's failure to fulfill and/or to duly fulfill the Issuer's Obligations, the Underwriter and the Issuer are jointly liable.

The Underwriter undertakes to fulfill the Issuer's Obligations for the Issuer where the Issuer has not fulfilled the Issuer's Obligations in the following cases:

- ***The Issuer has failed to pay or to fully pay the respective part of the face value to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue;***
- ***The Issuer has failed to pay or to fully pay the coupon yield under Bonds to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue.***

The Underwriter undertakes to fulfill the Issuer's Outstanding Obligations in the amount of the Outstanding Obligations and within the limits of the Limit Amount in compliance with the conditions of the Offer. The Underwriter on the basis of the Claims of Fulfilling the Obligations received from Bond Owners shall determine the volume of the Outstanding Obligations.

The Claim of Fulfilling the Obligations shall meet the following conditions:

- the Claim of Fulfilling the Obligations shall be presented to the Underwriter in writing in Russian and signed by the Bond Owner (or its authorized representatives);

- The following shall be indicated in the Claim of Fulfilling the Obligations:

- *full name of the Bonds Owner,*
- *TIN of the Bonds Owner,*
- *tax status of the Bonds Owner,*
- *place of residence (location) of the Bonds Owner,*
- *banking details for the Bonds Owner's money transfer,*
- *number of Bonds under which the Claim of Fulfilling the Obligations of the Owner is presented;*
- *Volume of Outstanding Obligations in respect of the Bonds Owner sending such a Claim of Fulfilling the Obligations.*

- It shall be indicated in the Claim of Fulfilling the Obligations that the Issuer has not fulfilled to the Bond Owner or has not fulfilled in full within the time established by the Documents of the Issue:

- *the obligations to pay a respective part of the face value;*
- *the obligations to pay the coupon yield;*

The Claim of Fulfilling the Obligations shall be presented to the Underwriter not later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owner sending such a Claim of Fulfilling the Obligations. The date of the Claim receiving by the Company shall be considered the date of the Claim presentation;

The Claim of Fulfilling the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to the Bonds stated in his Claim of Fulfilling the Obligations, as of the date of making up the list of Bond owners and/or nominal holders for the purpose of payment of coupon income yielded by Bonds or Bonds retirement, determined in compliance to the Documents of the Issue;

The Claim of Fulfilling the Obligations and documents enclosed thereto shall be sent to the Underwriter by registered mail, by messenger mail or express mail.

The Underwriter shall consider the Claim of Fulfilling the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Underwriter is entitled to express any objections against the Claim of Fulfilling the Obligations that could be presented by the Issuer and shall not lose the right of such objections even if the Issuer waives them and recognizes its debt. The Underwriter shall not consider Claim of Fulfilling the Obligations presented to the Company later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Claim of Fulfilling the Obligations.

If the Underwriter takes the decision to satisfy the Claim of Fulfilling the Obligations, the Underwriter shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Claim of Fulfilling the Obligations shall effect money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's account, the details of which are indicated in the Claim of Fulfilling the Obligations.

Limit Amount - the size of commitments secured by the Underwriter cannot exceed 1,500,000,000 (one billion five hundred million) rubles.

The Offer is irrevocable.

All and any disputes in connection with the Offer shall be referred to the Court of Arbitration of the Krasnodar Region or to the court of the general jurisdiction in compliance with the active law.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: *12, 628, 740*

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: *11,463*

Net assets of the juridical person underwriting the Issuer's bond issue as of the expiry date of the

quarter under report, RUR ths: *6,261*

8.6. Data on Organizations Registering Titles to Issuer's Securities

Registrar:

Full registered name: ***Open Joint –Stock Company "Objedinyonnaya Registratsionnaya Kompaniya"***

Abbreviated registered name ***OAO "ORK"***

Location: ***15a, Kalanchevskaya Str., Moscow, 107078***

License:

Number: ***10-000-1-00314***

Date of issue: ***30.03.2004***

Valid till: ***unlimited***

Authority issuing the license: ***Federal Commission for the Securities Market of the Russian Federation***

Date since which the Issuer's registered securities register is kept by the said registrar: *13.12.2002*

Additional information: ***on 13th December 2005 reorganization of UTK's registrar – CJSC Registrator-Svyaz which had kept the register of UTK's shareholders since 01.07.2002 – was completed through affiliation with OJSC Obyedinyonnaya Registratsionnaya Kompaniya. All rights and obligations of CJSC Registrator-Svyaz have passed to OJSC ORK by universal succession.***

Depositary providing centralized custody of issuer's securities:

Full registered name: "***National Depositary Center" Non-commercial partnership***

Abbreviated registered name: ***NDC***

Location: ***1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009***

License:

No. of license: ***177-03431-000100***

Date of issue: ***4.12.2000***

Period: ***unlimited***

Authority issuing the license: ***Federal Commission for Securities Market***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 10.12.2003 № 173-FZ "On Currency Exchange Regulation and Control" (edition of Federal Laws of 29.06.2004 N 58-FZ, of 18.07.2005 N 90-FZ) ;

2. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing Terrorism" (edition of Federal Laws of 25.07.2002 N 112-FZ, of 30.10.2002 N 131-FZ, of 28.07.2004 N 88-FZ).

3. Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation"(edition of Federal Laws of 21.03.2002 N 31-FZ, of 25.07.2002 N 117-FZ, of 08.12.2003 N 169-FZ) .

4.Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments" (edition of Decree of the Government of the Russian Federation of April 11, 2002 N 229).

5. ***Federal Law of 25.02. 1999 №39 – FZ "On investment activity in the Russian Federation performed in the form of foreign capital investments" (edition of Federal Laws of 02.01.2000 № 22-FZ, of 22.08.2004 № 122-FZ.***
6. ***International double taxation agreements of the Russian Federation.***

8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income of legal entities under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividends	
Kind of the tax on income under securities	Tax on income	
Tax rates	9 %	15 %
Procedure and terms of tax payment	Dividends are subject to a tax deducted from the source of income payment and transferred to the federal budget by the fiscal agent within 10 days from the date of income payment.	The tax amount deducted from the foreign organizations is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Foreign individuals – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividend	
Kind of the tax on income under securities	Income tax	

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Foreign individuals – non-residents gaining income from the sources in the Russian Federation**
Tax rates	9 %	30 %
Procedure and terms of tax payment	Russian organization being a source of income of the taxpayer gained in the form of dividends (the tax agent) is obliged to deduct the tax amount from income of the taxpayer and transfer it to the corresponding budget. The tax amount is deducted directly from the taxpayer's income at its actual payment. The tax amount shall not exceed 50 percent of the payment sum. Tax agents are obliged to transfer the tax amounts not later than on the day of actual reception of available money resources for income payment in the bank, and also on the day of transfer of income sums from bank accounts of tax agents to accounts of the tax-payer or on his instruction - to bank accounts of the third parties	
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of Part 2 of the RF Tax Code "The taxation of individuals" (restated and amended)	

Taxation of income of legal entities from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Income from realization of securities	Income from realization of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation as well as income under the bond issue.
Kind of the tax on income under securities	Income tax	
Tax rates	24%	20 %
Procedure and terms of tax payment	The tax subject to payment after the expiry of tax period is paid not later	The tax amount is calculated and deducted by the Russian

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
	than on March 28 of the year following the expired tax period. Quarterly advance payments are paid not later than 28 days from the expiry date of the corresponding accounting period. Monthly advance payments are paid not later than on the 28th day of each month of this accounting period. The taxpayers calculating monthly advance payments on the basis of actually received income should pay advance payments not later than on the 28th day of the month following the accounting period. According to the results of the accounting (tax) period amounts of the monthly advance payments paid during the accounting (tax) period, are taken into consideration at payment of advance payments on the results of the accounting period. Advance payments according to the results of the accounting period are taken into consideration at tax payment on results of the tax period.	organization which pays out income to the foreign organizations at each income payment and is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities		If prior to income payment a foreign company provides documentary evidence to the fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement, it can avoid paying income tax or reduce the tax rate.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of Part 2 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Individuals – tax residents of the Russian Federation**
Form of income under placed securities	The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer and evidenced by documents.	
Kind of the tax on income under securities	Income tax	
Tax rates	13 %	30 %

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Individuals – tax residents of the Russian Federation**
Procedure and terms of tax payment	Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the taxpayer before the expiry of the respective tax period. If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share corresponding to the actual sum of paid money.	
Peculiarities of taxation of the given category of owners of securities	If after 01.01.2002 a taxpayer's expenses cannot be evidenced by documents, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities, but not exceeding 125,000 rubles.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of Part 2 of the RF Tax Code "The taxation of individuals" (restated and amended)	

When presenting information on the given matter the Issuer was governed by the current tax legislation.

In case of coming into legal force of statutory acts of the tax legislation, other governmental decrees and orders of the state bodies materially changing the current legislation on taxation of income under placed securities, which at present time are unknown and not published, the Issuer does not bear the responsibility for consequences which cannot be predicted by it due to the above-stated circumstances.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Description	2000	2001	2002	2003	2004
Stock category, type – for preferred shares	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	2.94	0.18908	0.0812	0.0812	0.00934
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	31,027,070	217,492,829	240,393,653	240,393,653	27,651,188.50
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting

Description	2000	2001	2002	2003	2004
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004	Minutes № 16 of 30.06.2005
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.2001	Not later than 31.12.2002	Not later than 31.12.2003	Not later than 15.12.2004	Not later than 15.12.2005
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	One year	One year	One year	One year	One year
Total amount of paid dividend, RUR	31,027,070	181,470,809	231,503,922	237,737,400	27,243,935
Reasons of non-payment of the stated dividends	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	The date of payment of all dividend amount shall be not later than 15.12.2005.

Data on Stated (Accrued) and Paid Dividend under Issuer's preferred stock:

Description	2000	2001	2002	2003	2004
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	11.06	0.18908	0.1607	0.11114	0.02847
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	38,907,145	72,497,266	156,224,800	108,044,955	27,677,167.04
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004	Minutes № 16 of 30.06.2005
Time fixed for payment of the stated dividend under the issuer's shares	Prior to 29.07.2001	Prior to 20.08.2002	Prior to 24.08.2003	Prior to 29.08.2004	Prior to 29.08.2005
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	One year	One year	One year	One year	One year
Total amount of paid dividend, RUR	38,186,535	72,497,266	138,088,268	105,205,064	27,059,721
Reasons of non-payment of the stated dividends	Wrong essential elements, shareholders' addresses have changed	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A of 15.08.2002	4-02-00062-A of 15.08.2002	4-03-00062-A of 15.08.2002	4-04-00062-A of 15.08.2002

Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500	500	3,566	6
Face value of each bond of the issue and total par value of the bond issue	500	500	2,500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500.50	502.50	366.31*	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250,250.00	251,250.00	1,306,250*	Not applicable
Time fixed for payment of income under the bond issue	from 01.10.2003 to 31.12.2003	from 01.10.2002 to 31.12.2002	From 10.05.2000 to – July 1 of the corresponding year	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner)	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).	At maturity a bond owner shall receive a face value of the bond less telephone installation fee as at the moment of installation.	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are retired.
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	The income is accrued as of 26.03.2003 and 26.03.2004. All accrued income shall be paid on the maturity date.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	250,250.00	251,250.00	1,306,250*	In 2003 the face-value and the income under the four bonds of the issue were redeemed by top priority installation of telephone.
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	**	**	**	-
Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on	No other information

			the bonds. Each bond holder is entitled to installation of a telephone with top priority in time and place indicated in the bond within a period from 1996 till 1999	

** At maturity a bond owner received a face value of the bond and the interest income on the bond less telephone installation fee as at the moment of installation.*

*** According to the terms of the bond redemption, the bond shall be repaid only if a bond owner submits an application for redemption and income payment.*

At maturity the Issuer sent notices to the bond owners who had not submitted applications for redemption, indicating the necessity to receive money under the bonds owned by them. Not all bond owners submitted applications for bond redemption to the Issuer.

According to Article 327 of the Civil code of the Russian Federation and Articles 87-88 of the RF legislation "On notary" obligations have been executed by placing money resources to the deposit account of the notary on the basis of the agreements with the notaries (Agreement № 148/2004 of 24.05.2004 and Agreement without number of 25.06.2004)

According to Article 87 of the legislation of the Russian Federation "On notary" a notary shall inform the creditor about the reception of money and pay the due amount at his/her request.

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**				
The state registration number of the bond issue and date of the state registration	4-05-00062-A of 15.08.2003				
Date of the state registration of the report on the results of the bond issue	21.10.2003				
Number of bonds of the issue	1,500,000				
Face value of each bond of the issue and total par value of the bond issue	1,000				
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)	Coupon income (5th coupon)
Amount of income to be paid under the bond issue per bond, RUR	71.01	71.00	71.00	71.00	71,00
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	106,515,000.00	106,500,000.00	106,500,000.00	106,500,000.00	106,500,000
Time fixed for payment of income under the bond issue	18.03.2004	16.09.2004	17.03.2005	15.09.2005	16.03.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	18.09.2003 – 18.03.2004 (182 days)	18.03.2004 – 16.09.2004 (182 days)	16.09.2004 – 17.03.2005 (182 days)	17.03.2005 – 15.09.2005 (182 days)	16.09.2005- 16.03.2006 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the Bond coupon income is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds. As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favor of owners and Holders of Bonds.				
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	532,500,000.00				

If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**			
The state registration number of the bond issue and date of the state registration	4-06-00062-A of 28.11.2003			
Date of the state registration of the report on the results of the bond issue	19.03.2004			
Number of bonds of the issue	1,500,000			
Face value of each bond of the issue and total par value of the bond issue	1,000			
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)
Amount of income to be paid under the bond issue per bond, RUR	46.12	46.12	59.84	59.84
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	69,180,000.00	69,180,000.00	89,760,000.00	89,760,000.00
Time fixed for payment of income under the bond issue	11.08.2004	09.02.2005	10.08.2005	08.02.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	11.02.2004 – 11.08.2004 (182 days)	11.08.2004 – 09.02.2005 (182 days)	09.02.2005-10.08.2005 (192 days)	11.08.2005.-.08.02.2006 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds. Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified: b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of			

	coupon income under Bonds; d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of bank in which the account is open; - The correspondent account of bank in which the account is open; - Bank identification code (BIK) of bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	317,880,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**	
The state registration number of the bond issue and date of the state registration	4-07-00062-A of 17.08.2004	
Date of the state registration of the report on the results of the bond issue	11.11.2004	
Number of bonds of the issue	3,500,000	
Face value of each bond of the issue and total par value of the bond issue	1,000	
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)
Amount of income to be paid under the bond issue per bond, RUR	61.67	61.67
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	215,845,000.00	215 845 000,00
Time fixed for payment of income under the bond issue	07.04.2005	07.04.2005
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	07.04.2005 – 07.10.2005 (183 days)	06.10.2004 - 07.04.2005 (183 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of	

owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a legal entity – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person (individual):

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

	a) A full name of the person, authorized to receive the coupon income sums under Bonds. b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of the bank in which the account is open; - The correspondent account of the bank in which the account is open; - Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	215,845, 000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**
The state registration number of the bond issue and date of the state registration	4-08-00062-A of 24.11.2005
Date of the state registration of the report on the results of the bond issue	12.01.2006
Number of bonds of the issue	5,000,000
Face value of each bond of the issue and total par value of the bond issue	1,000
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)
Amount of income to be paid under the bond issue per bond, RUR	26.18
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	130,900,000
Time fixed for payment of income under the bond issue	15.03.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	06.10.2004 - 07.04.2005 (91 days)

Form and other terms of payment of the income under the bond issue	Payment of the Bond yield is effected in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to Bond Owners and/or Bond Holders authorized to receive appropriate amounts from the Bond yield payment in favor of Bond Owners A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favor, the yield on the Bonds shall be paid directly to the owner of the Bonds. It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value. If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person. - full name/first name, middle initial, last name the owner of Bonds; - number of the Bonds owned; - full name of the person, authorized to receive the redemption sums under Bonds; - location (or place of registration – for individuals) and postal address of the Bond Owner including postal code; - details of the bank account of the person, authorized to receive the sums of repayment under Bonds; - Tax-payer's Identification number (TIN) of the Bond Owner; - tax status of the Bond Owner. If a Bond Owner is a legal entity – non-resident: - personal identification number (IIN) – if any. If a Bond Owner is an individual: - kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card; - number of the certificate of the state retirement insurance of the Bond Owner (if any); - Tax-payer's Identification number (TIN) of the Bond Owner (if any); - date, month and year of birth of the Bond Owner. A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value. On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details: a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds; b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds; c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds; d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz: - No. of the bank account; - name of the bank, with which the account is opened; - correspondent account of the bank, with which the account is opened; - location and mailing address of the bank; - bank identification code of the bank, with which the account is opened; e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

	f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.) Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment. Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts. On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners. If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	130,900,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

8.10. Other information

Notes relating to bond issues of series K-1, K-2 and C-1 described in item 10.3.1:

According to the terms of bonds redemption, they should be repaid after submission of the application on payment of face value and income under bonds by a Bond Holder.

The term of bonds redemption having been expired, notices were sent to the Bond Holders, who had not submitted such applications, informing them about the necessity to receive money resources under bonds owned by them. Not all Bond Holders of "UTK" PJSC submitted applications for repayment of bonds.

According to item 327 of the Civil Code of the Russian Federation and items 87-88 of the Basis of the legislation of the Russian Federation «On notary» obligations have been fulfilled by transferring money resources on the deposit account of the notary according to the Agreements with the notary (Agreement № 148/2004 of 24.05.2004 and Agreement of 25.06.2004)

According to Article 87 of the Basis of the legislation of the Russian Federation «On notary » the notary informs a creditor about receipt of money and pays out due sums of money to him at his request.

ANNEX 1

CORPORATE GOVERNANCE CODE (SET OF RULES) OF "SOUTHERN TELECOMMUNICATIONS COMPANY" PJSC

Approved
by the Board of Directors of "UTK" PJSC
Minutes № 44 of 25 May 2004

Amended and restated by
the Board of Directors of "UTK" PJSC
Minutes № 36 of 25 May 2005

Corporate Governance Code
(Set of rules)

"Southern Telecommunications Company" PJSC

Krasnodar
2004

Contents:

Introduction

Public Joint –Stock Company "Southern Telecommunications Company" (hereinafter referred to as the Company) is the principal fixed-line telecommunications provider for Russia's Southern Federal District. The Company renders the services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio broadcasting, paging, rent of channels and telematic services, Internet access and other telecom services.

Concentration of financial flows on the priority development trends will allow to realize projects of creating a unified information space of the region. For these purposes the Company gradually improves its corporate governance practice.

The policy of corporate governance perfection is aimed at the increase of the Company's capitalization, modernization of production basis, maintenance and strengthening its leadership positions in the Russia telecommunications market, break-through to a higher development level.

Information openness, intensive technical development in combination with efficient management are the criteria for defining the Company as a reliable business partner.
The mission of the Company is to provide Southern regions of Russia with full range of integrated telecom services of high quality thus raising living standards of the work collective and the whole society.

The purpose of the given Code adoption is to form and introduce into day-to-day activity the principles and rules of corporate conduct promoting the Company's successful development, expressed by long-term development outlooks of the Company, increase of its capitalization, observance of legitimate interests and rights of shareholders and formation of positive image of the company among shareholders, employees, customers of the Company and other interested persons.

Realizing this responsibility and the importance of good corporate governance for successful business and mutual understanding between all the persons concerned "UTK" PJSC undertakes to follow the principles hereunder and to make all reasonable efforts for their observation by the Company in its day-to-day activity.

The provisions of the given Code are based on the best international and national standards of corporate governance practices, in particular, on the internationally recognized corporate governance principles developed by the Organization for Economic Cooperation and Development (OECD) and Corporate Governance Code recommended by the Federal Commission for Securities Market of Russia.

Principles and rules set herein represent higher, in comparison with current legislation, level of management and control bodies functioning, business culture and observation of high ethical standards.

The Code must organize corporate identity of the largest company operating in vast territory and having many branches and subdivisions. Chairman of the Board of Directors, members of the Board of Directors, Management Board, Auditing Commission, General Director, the Company's Auditor and shareholders owning in the aggregate five and more percent of the Company's voting shares are entitled to make direct suggestions to the Board of Directors on changes or additions to the given Code.

The following persons concerned are also entitled to make suggestions to the Board of Directors on changes or additions to the given Code through the Board Corporate Governance Committee: shareholders owning in the aggregate not less than 2 per cent of voting shares of the Company, top-managers of the Company, management of the Company's branches.

The Company is guided by the following documents in its activity:

- The norms of the current legislation of the Russian Federation;
- The Company's Charter
- The given Corporate Governance Code (Set of rules);
- Regulations on procedure for conducting General Shareholders' Meetings of "Southern Telecommunications Company" PJSC
- Provisions on the Board of Directors of the Company;
- Provisions on the Management Board of the Company;
- Provisions on the Auditing Commission of the Company;
- Provisions on the dividend policy of the Company;
- Provisions on the Corporate secretary and the Office of the Corporate secretary of the Company;
- Information rules of the Company.

1. Principles of Corporate Governance

1.1. Corporate governance in the Company is the system of principles and norms, based on the requirements of the current legislation and international standards, which helps to coordinate for the benefit of the Company the rights and legitimate interests of the shareholders, members of the Board of Directors, executive bodies, employees and other interested persons and is aimed at receiving maximum profit from company's operations.

1.2. The Company undertakes to perfect the corporate governance practices with due respect for the rights and lawful interests of all participants and improve the quality of a company's operations by means of, among other things, increasing the value of corporate assets, creating jobs and enhancing the financial stability and profitability of the company.

1.3. The Company undertakes to develop corporate governance practices providing for:

1.3.1. a real opportunity for shareholders to exercise their rights in relation to the Company in full;

1.3.2. equal treatment of shareholders owning an equal number of shares of the same type (category). All shareholders should have access to effective protection in the event of a violation of their rights;

1.3.3. the strategic management of the company's business by the board of directors, for effective control by the board over the executive bodies of the company, and for the accountability of the board of directors to shareholders;

1.3.4. the ability of the company's executive bodies to manage the day-to-day activities of the company reasonably, in good faith and solely in the interests of the company, and ensure that executive bodies report to the board of directors and shareholders;

1.3.5. timely disclosure of full and accurate information about the company, including information about its financial position, economic parameters, ownership and management structure, to enable shareholders and investors to make informed decisions;

1.3.6. taking into account the statutory rights of interested persons, including employees of the company, and encourage active cooperation between the company and interested persons with a view to increasing the assets of the company and the value of its shares and other securities, and to creating new jobs;

1.3.7. the efficient control over the financial and business operations of the company in order to protect the rights and legal interests of shareholders;

1.3.8. observation of all the norms of the current legislation;

1.3.9. introduction of ethical standards and rules into the Company operations.

2. General Shareholders Meeting

2.1. The corporate governance practice of the Company provides for the right of shareholders to receive detailed and reliable accounts of the policies pursued by the company from the board of directors and executive bodies. Holding of a General shareholders meeting provides the company with an opportunity to inform shareholders at least once a year of its activities, achievements and plans, and to involve them in making decisions on the most significant company matters.

2.2. The procedure of shareholders meeting, confirmed in the Company, provides equal attitude to all the shareholders and is not very expensive and complicated.

2.3. The procedure of preparing and holding a shareholders meeting is regulated by Articles of the Company and internal document of the Company – by "Regulations of shareholders meeting procedure of public corporation "Southern Telecommunication Company".

2.4. It is established by the internal documents of the Company, Articles of the Company and Regulations of shareholders meeting procedure of the Company, that the notification about holding a shareholders meeting is to contain enough information and to be done on term which permits shareholders to elaborate a viewpoint for every question of the agenda.

2.5. Notice of the General Shareholders' Meeting shall be given not later than 30 days before its opening. Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification of the Extraordinary General Shareholders' Meeting shall be made not later than 50 (fifty) days before the meeting.

Should an Extraordinary General Shareholders' Meeting be convened on request of the Company's Auditing Commission, Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares, notice of the Extraordinary General Shareholders' Meeting should be given not later than 20 days before its opening.

2.6. The Company aims at notifying about holding a shareholders meeting not later than 30 days from the date of the meeting irrespective of the questions, included into agenda, if greater terms are not stated by the law.

2.7. A notification about holding a shareholders meeting is to contain the following:

- full trade name of the Company and the whereabouts of the Company;
- the form of a shareholders meeting (meeting or absentee voting)

- date, place, time of holding a shareholders meeting and post address for sending completed voting paper, or in case of shareholders meeting in a form of absentee voting – the final date of acceptance voting papers and post address for sending completed voting papers;
- beginning of registration persons (their representatives) participating in a shareholders meeting;
- date of compilation of the list of persons entitled for participation in a shareholders meeting;
- agenda of a shareholders meeting;
- procedure of conforming their authorities by representatives of persons entitled for participation in a shareholders meeting;
- procedure of examination of the information (material) which is subject to submission to the persons entitled for participation in a shareholders meeting, during preparation for holding a meeting, and address (addresses) where the examination is possible, address (the whereabouts) of a sole executive office of the Company as well as addresses of other places where the information may be submitted;
- other information according to the questions of agenda for a meeting.

2.8. The methods of notification are defined by the necessity to inform all the listed persons entitled to participate in a shareholders meeting. The notification about holding a shareholders meeting is sent to every person indicated in the list or persons entitled for participation in a meeting by registered letter or is given to every mentioned person with necessary addressee signature, or is published in print edition of "Rossiyskaya Gazeta", defined in Articles of the Company, and is located on the Internet site of the Company by the address http://www.stcompany.ru

2.9. In the place provided for information submission for a shareholders meeting the Company gives possibility for the shareholders possessing not less than one per cent of votes to examine the list of persons entitled to participate in a shareholders meeting.

2.10. The Company provides the right of shareholders possessing total not less than 2 per cent of voting shares of the Company to include questions into agenda of annual shareholders meeting and nominate candidates into the Board of Directors of the Company, Auditing commission of the Company.

2.11. The Company wants that information made available in connection with preparation for the General Shareholders' Meeting and the access to such information enable shareholders to gain a full picture of the Company's operations and make informed decisions on the agenda issues. Such information shall be made available for shareholders at the address of the Company's General Director and at the addresses of the Company's branches. Electronic telecommunication means being developed, the Company endeavors that shareholders be given an additional opportunity to access General Shareholders' Meeting-related information by electronic telecommunication channels.

Reports reflecting the Board's position and any dissenting opinions of the directors on each agenda item should be submitted to shareholders before each General Shareholders' Meeting.

2.12. From the persons nominating candidates for the membership in the Board of Directors and Auditing commission the Company demands submission of biographic data of the candidates for further notification of the shareholders during preparation for the shareholders meeting.

2.13. For the control of the right for the share of the Company is executed by keeping the register of shareholders of the Company under the supervision of a specialized registering clerk, the Company does not require submission of any documents confirming the rights of the shareholder, recorded in the register.

2.14. When defining the place, the date and the time of holding a shareholders meeting the Company proceeds from the necessity to provide the real and not difficult possibility for the shareholders to take part in it.

2.15. The definition of the agenda questions for a shareholders meeting by the way, which minimize the possibility of their different and ambiguous interpretation.

2.16. The procedure of participant registration is elaborated and fixed in the internal documents of the Company in such a way that prevents obstacles for participation.

2.17. For the purpose of giving to the shareholders of the Company the possibility to get the answer for all the questions the Company aims at providing the presence of the Director General, full

membership of the Administration, members of the Board of Directors, as well as candidates for the new Board of Directors, Auditor representatives and members of Auditing commission.

2.18. The Board of Directors appoints the chairman of the meeting.

2.19. Voting at the meeting is executed with the help of voting papers. The Company aims at creating and realizing of effective voting mechanism for protection of minority shareholders from unfair treatment.

2.20. For the purpose of strict observation of shareholders rights when sizing up voting results the Company aims at summing and declaring the results on the day of the shareholders meeting (before its end).

3. Board of Directors of the Company

3.1. The Company considers the availability of an efficient, professional and independent Board of Directors an important element of good corporate governance. The Board of Directors cannot be substituted for talented managers or change the economic environment, in which the Company operates. However, it can influence the efficiency of operation through the general strategic management of and control over the work of the executive bodies in the interests of the Company and its shareholders. The executive bodies responsible for the management of the Company's current activities play an important role in the management processes. In the opinion of the Company, efficient interaction between the supervising bodies and the executive bodies and a clear distribution of powers between them are the key factor in ensuring the proper corporate governance practice.

3.2. The main objectives of the Board of Directors activity is to provide efficient supervision of the financial and business operations of the company with a view to long-term stable development of the Company, increase of its assets value, protection of rights and legitimate interests of the shareholders.

3.3. When realizing its objectives of activity the Board of Directors shall be guided by the principles stated below:

- taking resolutions based on reliable information on the Company's activity;
- preventing restrictions of the shareholders' rights to participate in managing the Company's business, receive dividends and information on the Company;
- achieving the balance the interests between different groups of shareholders and taking the most objective decisions in the interests of all the shareholders of the Company.

3.4. The Board of Directors of the Company fulfills the following functions:

- Determines the development strategy for the Company and approves its annual budget;
- provides efficient supervision of the financial and economic operations of the Company;
- safeguards and protects the rights of shareholders as well as facilitates resolution of corporate conflicts;
- ensures efficient operation of the executive offices of the Company by, among other things, supervising their operations;
- defines ethical standards for the Company's operations;
- establishes a risk management mechanism in the Company.

3.5. The principles and procedures of the Board of Directors activity, its terms of reference, the rights and obligations of the Board of Directors members shall be clearly defined in the Charter and the internal document of the Company – Provisions on the Board of Directors.

Composition and election of the Board of Directors.

3.6. Composition of the Board of Directors of the Company should optimize the effectiveness of the Board of Directors.

3.7. The members of the Board of Directors should refrain from actions that may result in a conflict of interests. If such conflict of interests arises they must disclose it to the Board of Directors and act in compliance with the requirements of the applicable legislation, constituent and other internal documents of the Company.

The members of the Board of Directors must notify the Board of Directors in writing of the fact of ownership of the Company's shares, of the intention to enter into transactions with securities of the Company or its subsidiary and controlled companies as well as of previous transactions with such securities.

3.8. The Board of Directors of the Company is annually elected by the Annual General Shareholders' Meeting 11 persons in number. The main task of the Board of Directors is to hold productive and constructive discussions, make prompt and rational decisions, and efficiently organize the work of its committees.

3.9. Independent directors included in the Board of Directors ensure that the Board of Directors forms an objective opinion on matters under discussion.

3.10. The main eligibility criteria for independent directors the Company considers their ability to make independent judgments on the basis of their own experience and competence which assumes no property, sibling, official or any other factors capable of affecting their position.

3.11. An independent director shall be a director who:

3.11.1. over the last year has not been and at the time of taking the decision is not:

- a person acting as the individual executive body of the Company, including as a manager, a member of the collegiate executive body, or a person who holds managerial positions in the managing organization.
- a person thereof a spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law are persons who hold positions in the indicated governing bodies of the Company and the managing organization of the Company or act as a manager of the Company;
- an affiliated person of the Company except a member of the Board of Directors.

3.11.2. is not bound by contractual relations with the Company whereby the person may acquire property (receive money) with a value in excess of 10 percent of such person's aggregate annual income, other than through receipt of remuneration for participation in the operations of the Board of Directors.

3.11.3. is not a major business partner (or his representative) of the Company (a business partner with an annual value of transactions with the Company in excess of 10 percent of the assets value of the Company);

3.11.4. is not a representative of the government;

3.11.5. does not possess personally or through affiliated persons the share of the Company's property sufficient for self nomination to the Board of Directors;

3.11.6. does not receive reward for consulting or other services for the company other than through receipt of remuneration for participation in the operations of the Board of Directors;

3.11.7. does not represent interests of consultants and partners of the Company;

3.11.8. declared publicly about his status of an independent director prior to being elected into the Board of Directors.

3.12. No director may be deemed to be independent if he/she has acted in the capacity of a member of the Board of Directors of the Company for 5 years.

3.13. In order to enable independent directors to influence actively the decision-making process and ensure that the Board of Directors considers the widest possible spectrum of opinions on matters being discussed, their number should comprise at least three persons of eleven members of the Board of Directors set forth in the Charter of the Company.

3.14. The Company shall disclose information about the number of independent directors and their

names on the corporate Internet-site and in its quarterly report. An independent director shall declare publicly about his status of an independent director prior to being elected into the Board of Directors – at the moment of nomination as a candidate into the Board of Directors.

3.15. If an independent director ceases to be independent due to any changes or new circumstances, such director should notify the Board of Directors accordingly, and give a detailed account of all such changes and new circumstances. The Company shall be obliged to disclose the information that the member of the Board of Directors ceased to be independent on the corporate website and in the press releases of the authorized information agencies.

3.16. The election of the Board of Directors members shall be conducted in accordance with a transparent procedure that takes into account the diverse opinions held by shareholders, ensures that the composition of the Board of Directors is in compliance with statutory requirements, and allows the election of independent directors.

3.17. The procedure for election of the Board of Directors by the Annual General Shareholders' Meeting by cumulative voting which ensures that the opinions of all shareholders shall be taken into account, including those with small share holding (minority shareholders), should be stipulated in the Charter of the Company.

3.18. The rights and duties of the members of the Board of Directors shall be clearly defined and incorporated into the internal document of the Company – the Provisions on the Board of Directors of the Company.

3.19. The Company shall not provide loans to the members of the Board of Directors.

3.20. The remuneration payable of the members of the Board of Directors shall depend on the personal participation of each member in the operation of the Board and on the long-term development of the Company. The remuneration mechanism shall not infringe upon the independence of the directors. The Board Personnel and Rewards Committee shall from time to time revise criteria for determination of the amount of remuneration payable to members of the Board of Directors in order to prepare the appropriate recommendations.

3.21. The members of the Board of Directors shall be loyal to the Company and act reasonably and in good faith with respect to the Company's affairs

Operations of the Board of Directors.

3.22. The Company suggests a special program for newly elected members of the Board of Directors to get familiar with the Company, directions of its activity and other questions for helping directors to execute their obligations. The Company as well provides the directors with the opportunity to participate in common educational programs with a view to increase their professional qualification. The Board of Directors and its committees shall also have an opportunity to attract independent advisors on legal, financial and other questions for the Board of Directors if necessary.

3.23. The Board of Directors shall keep detailed minutes of the meetings with proper discussion records. The minutes shall be signed by the Chairman of the Board of Directors and the Corporate Secretary and include namely the results of voting.

3.24. The meetings of the Board of Directors shall be conducted on a regular basis, at least once every six weeks in accordance with the plan for holding such meetings approved by the Board of Directors for its term in office and containing a list of matters to be considered at appropriate meetings. This list, which can be amended and supplemented, shall incorporate opinions expressed by the persons and bodies entitled to call meetings of the Board of Directors in accordance with the applicable legislation and the Charter of the Company.

3.25. The Board of Directors meeting can be conducted both in person (including use of conference calls) and by absentee voting.

3.26. The format of the meeting of the Board of Directors should be selected based on the importance of the agenda issues. The Company endeavors that the resolutions on approval of the priority trends of its operations and budget, preliminary approval of the annual report, convening or refusing a request to convene an extraordinary General Shareholders' Meeting, election and reelection of the Chairman of the Board of Directors, creation and early termination of executive bodies of the Company, submission

for consideration by the General Shareholders' Meeting of proposals with respect to reorganization or liquidation of the Company should be passed by members of the Board of Directors only by personal vote.

In order to enhance the efficiency of the Board's decisions and to strengthen the role of independent directors, at least 15% of the Board meetings should be held in the form of personal presence of directors.

3.27. Shareholders (a shareholder) possessing at least 5 percent of voting shares shall be entitled to demand a Board of Directors meeting of the Company.

3.28. The Company endeavors that the members of the Board of Directors have access to all information they need to properly discharge their duties. To properly discharge their duties the members of the Board of Directors shall have access to information about the Company's operations and documents indicated in Article 89 of the Federal Law "On Joint –Stock Companies" as well as to other information necessary for their activity.

3.29. In order to increase efficiency and improve the work of the Board of Directors the Company creates the following standing Board Committees: Corporate Governance Committee, Strategic Development Committee, Personnel and Awards Committee, Audit Committee.

3.30. These Committees serve for preliminary consideration of the most important matters assigned to the authority of the Board of Directors and for preparation of recommendations on such matters for the Board of Directors.

3.31. The number of members, composition, procedures for their establishment and operations shall be defined by the internal documents – Provisions on the Board of Directors Committees of the Company.

3.32. The Board of Directors may establish other permanent or temporary (for resolution of specific matters) committees, as it may deem necessary.

3.33. If necessary, the committees may enroll experts with required professional skills relevant to the work of a particular committee who are not members of the committee.

3.34. The Board of Directors shall make annual evaluation of its activity. The evaluation process shall be organized by Personnel and Awards Committee and the results of such evaluation shall be discussed at the meeting of the Board of Directors. The Board of Directors shall be entitled to invite independent consultants for helping in the evaluation.

3.35. Members of the Board of Directors of the Company shall receive remuneration and compensation of expenses related to discharge of their duties as the members of the Board of Directors.

3.36. Criteria to determination of the amount of remuneration payable to the members of the Board of Directors shall be incorporated into the internal document of the Company – the Provisions on the Board of Directors. The Company endeavors that the amount of remuneration payable to the Board of Directors shall be conditioned by the performance results of the Company and by the increase in its capitalization. Personnel and Awards Committee of the Board of Directors of the Company shall elaborate proposals on principles and criteria for determination of the amount of remuneration payable to the members of the Board of Directors.

3.37. The Company endeavors to create a transparent mechanism enabling shareholders to exercise control over the quality of the performance of the members of the Board of Directors and the level of their remuneration. The results of the evaluation of the performance of the Board of Directors as well as information on the amount of remuneration and/or compensation paid to each member of the Board of Directors or on the total amount of remuneration and/or compensation paid to all members of the Board of Directors for the last completed fiscal year shall be reflected in the annual report of the Company or in the quarterly report of the securities Issuer.

3.38. The Company endeavors, acting at its own expense, to obtain liability insurance of responsibility for members of the Board of Directors, so that if their involuntary actions or inactions result in losses to the Company or third parties, these losses can be compensated by an insurance company.

4. Executive Bodies of the Company

4.1. The collegiate executive body (the Management Board) and the individual executive body

(Director General) of the Company shall manage everyday operations of the company and fulfill resolutions passed by the Board of Directors and the General Shareholders' Meeting.

4.2. The authority of the Management Board and the Director General shall be defined in the Charter of the Company.

4.3.The executive bodies of the Company shall act in compliance with the Charter of the Company and the Provisions on the Management Board as well as within the scope of the budget of the Company which performance is the main criterion for evaluation of the efficiency of their activity.

4.4. Quantitative and qualitative composition of the Management Board providing for the most efficient performance of the functions entrusted to them shall be defined by the resolution of the Board of Directors.

4.5. The main eligibility criteria applicable to members of the Management Board shall be as follows:

4.5.1. Trust in them by shareholders of the Company, members of the Board of Directors, other managers and employees of the Company.

4.5.2. Ability to take into account the interests of all shareholders and to make informed decisions.

4.5.3. Professional experience and qualifications necessary for an effective manager;

4.5.4. Experience of work in the area of operations of the Company, knowledge of national specificity and trends as well as knowledge of the market, products and competitors.

4.5.5. Ability to use knowledge and experience for making decisions in relation to the Company's affairs.

4.6. The Director General shall be appointed by the Board of Directors for a certain period of time. The Director General and the members of the Board of Directors shall nominate candidates for election to the Management Board to be approved by the Board of Directors. The members of the Management Board shall be also elected for a certain period of time defined by the Board of Directors.

4.7. The Director General shall act as the Chairman of the Management Board.

4.8. The Board of Directors shall be entitled to terminate the powers of the members of the Management Board at any moment. The grounds for early termination of powers may, among other things, be presentation of inadequate information to the Board of Directors, deliberate neglect of duties or charge of a crime.

4.9. The Company shall not give any loans to the members of the Management Board.

4.10. The Management Board shall accept a plan of management succession defining all necessary procedures in case of incapacity (temporary or constant) of the key managers of the Company to perform the duties entrusted to them. For this purpose the Director General shall submit to the Board of Directors a list of persons, which fit the best to substitute the retired managers of the Company, including the Director General.

4.11. The General Director and the members of the Management Board of the Company should refrain from actions that may result or may potentially result in a conflict between their own interests and the interests of the Company. If such conflict of interests arises the General Director and the members of the Management Board must disclose it to the Board of Directors.

The General director discloses information and the members of the Management Board inform in writing about the fact of share ownership, the intention to make transactions with the securities of the Company, its affiliates and subsidiaries as well as about the concluded transactions with such securities.

4.12. Proper corporate management provides for free interaction between the supervising and executive bodies of the Company. For this purpose the Company developed a procedure for presentation of reports of the General director and the Management Board to the Board of Directors on a regular basis, according to the Provisions on the Company's Board of directors.

4.13. The meetings of the Management Board shall be conducted on a regular basis in accordance with the plan of work approved by the Management Board, both in person (including use of conference

calls) and by absentee voting. If necessary, the Management Board shall consider matters not included into the plan of work.

4.14. The Company endeavors that the remuneration of the Director General and members of the Management Board corresponds to their skills and reflects their actual contribution to the success of the Company's operations. The information on the amount of remuneration and/or compensation paid to each member of the Management Board or on the total amount of remuneration and/or compensation paid to all members of the Management Board for the last completed fiscal year shall be reflected in the annual report of the Company or in the quarterly report of the securities Issuer.

4.15. The Director General and members of the Management Board should perform their duties on managing everyday operations of the Company with due diligence and in good faith.

4.16. The Company endeavors, acting at its own expense, to obtain liability insurance of responsibility for the Director General and members of the Management Board, so that if their involuntary actions or inactions result in losses to the Company or third parties, these losses can be compensated by an insurance company.

5. Corporate Secretary of the Company

5.1. The objective of the Corporate Secretary of the Company shall be to ensure that corporate bodies and officers comply with procedural requirements on the corporate governance safeguarding the rights and interests of the Company's shareholders.

5.2. The Corporate Secretary shall be appointed and released from the position by the Board of Directors of the Company. The Corporate Secretary shall be accountable to the Board of Directors.

5.3. The Corporate Secretary shall act on continuing basis in compliance with the Charter of the Company and the internal document – the Provisions on the Corporate Secretary and the Office of the Corporate Secretary approved by the Board of Directors of the Company.

5.4. The rights, duties, term of office, amount of remuneration and liability of the Corporate Secretary of the Company shall be determined in the Provisions on the Corporate Secretary and the Office of the Corporate Secretary of "UTK" PJSC as well as in the employment contract with the Company. The Chairman of the Board of Directors shall sign the contract on behalf of the Company.

5.5. The Corporate Secretary of the Company shall fulfill the following functions:

5.5.1. preparation and holding the General Shareholders' Meeting in accordance with the existing legislation, the Charter and Regulations on the procedure for conducting the General Shareholders' Meeting of "Southern Telecommunications Company" PJSC;

5.5.2. preparation and holding meetings of the Board of Directors in accordance with the existing legislation, the Charter of the Company and other internal documents of the Company;

5.5.3. ensuring due consideration by the Company of shareholders petitions and resolution of conflicts arising out of violations of shareholder rights;

5.5.4. ensuring disclosure (provision) of information about the Company and maintenance of corporate records.

5.6. The Corporate Secretary of the Company should have such knowledge as may be required for proper performance of the Secretary's functions and enjoy the trust of the shareholders and members of the Board of Directors. The Corporate Secretary of the Company should have a good business reputation.

5.7. The Office of the Corporate Secretary shall be created to ensure efficient discharge by the Corporate Secretary of his/her duties. Its composition, number of officers and their duties shall be defined in the Provisions on the Corporate Secretary and the Office of the Corporate Secretary of "Southern Telecommunications Company" PJSC.

6. Major Corporate Actions

6.1. The Company endeavors that actions that may result in fundamental corporate changes including changes in the rights of shareholders (major corporate actions) shall be performed with the utmost openness and transparency.

6.2. Major corporate actions of the Company shall include:

- major and interested-party transactions;
- acquisition of 30 percent or more of the outstanding ordinary shares (takeover) of the Company;
- reorganization and liquidation of the Company;
- increase or decrease of the authorized capital of the Company;
- making amendments to the Charter of the Company;
- creation and liquidation of branches and representative offices of the Company;
- other major corporate actions recognized as such according to the current legislation and the Charter of the Company.

6.3. The Company shall enable shareholders to influence effectively the course and outcome of major corporate actions through implementation of transparent and fair procedures based upon proper disclosure of information about the consequences that such actions may have on the Company.

6.4. Major and interested-party transactions shall be considered and approved by the respective governing bodies of the Company – General Shareholders' Meeting or the Board of Directors – prior to their consummation.

6.5. To protect the interests of shareholders and other persons concerned reorganization and liquidation of the Company shall be done in accordance with the procedure established by the law of the Russian Federation.

7. Disclosure of Information about the Company

7.1. The goal of disclosure of information about the Company is to provide accessible, regular and reliable information to all interested parties to enable them to make informed decisions regarding participation in the Company or actions that can affect financial and business operations of the Company.

7.2. The main principles of information disclosure include its availability on a regular and timely basis, accessibility to most shareholders and other interested parties, reliability and completeness, a reasonable balance between the Company's transparency and its commercial interests, its neutrality – i.e. the satisfaction of the interests of certain groups of recipients in preference to other groups is unacceptable.

7.3. The Company should not avoid disclosing negative information about itself if such information is essential for shareholders or potential investors.

7.4. The information about the Company shall be disclosed on the basis of the internal document approved by the Board of Directors, which contains a list of items subject to disclosure (in addition to those items requiring disclosure by law), as well as rules for their disclosure.

7.5. The information policy of the Company shall be aimed at regular and full information exchange between shareholders, other interested parties and the Company by means of modern communication facilities and mass media including electronic information distribution channels. The Company shall hold regular meetings with investors and shareholders of the Company, press conferences, publish information about the Company in mass media and disclose information about the Company through the Company's website in the Internet with registered domain name http://www.stcompany.ru.

7.6. The Company shall publish on its website the text of its Charter and amendments thereto, quarterly reports, prospectuses on securities emission, audit reports, information on material facts as well as information with respect to General Shareholders' Meetings and important resolutions of the Board of Directors, dividend policy, authorized capital structure, the Board of Directors, the Management Board, Director General, branches of the Company, affiliated and controlled companies, Auditor of the Company, Registrar of the Company, number of independent directors in the Board of Directors and their names, credit ratings and corporate governance scores of the Company and the following internal documents;

7.6.1. Regulations on the procedure for conducting the General Shareholders Meeting of the Company;

7.6.2. Provisions on the Board of Directors;

7.6.3. Provisions on the Management Board;

7.6.4. Provisions on the Auditing Commission;

7.6.5. Provisions on Dividend Policy;

7.6.6. Provisions on the Corporate Secretary and the office of the Corporate Secretary;

7.6.7. Provisions on the Committees of the Board of Directors;

7.7. For the purpose of information disclosure the Company shall annually submit its annual report to shareholders and investors. The annual report shall contain information necessary to enable shareholders to evaluate the results of the Company's operations for the year. The annual report shall cover the most important matters related to the Company's operations including:

- position of the Company in the industry;
- attainment of the strategic objectives of the Company;
- annual results: actual vs planned;
- priority trends of the Company's operations;
- report of the Board of Directors on the development results of the Company in priority trends;
- prospects for the Company's development (sales, productivity, market share, income generation, profitability, debt/equity ratio);
- relations with competitors;
- report on payment of declared (accrued) dividend on the Company's shares;
- description of the key risk factors related to Company's operation;
- a list of major transactions, effected by the Company in the year under report, recognized as such according to the Federal law "On Joint –Stock Companies" as well as other transactions which pursuant to the Charter of the Company need to be approved in accordance with the procedure established for major transactions, stating the essential conditions for each transaction and the Company's governing body that took the decision to approve such a transaction;
- a list of interested-party transactions, effected by the Company in the year under report, recognized as such according to the Federal law "On Joint –Stock Companies", stating interested party (parties), essential conditions for each transaction and the Company's governing body that took the decision to approve such a transaction;
- composition of the Board of Directors, including information on changes in the composition that took place in the year under report, brief CVs of the members of the Company's Board of Directors and ownership of the Company's shares during the reporting year;
- information about the Director General and members of the Management Board of the Company including their brief CVs and ownership of the Company's shares during the reporting year;
- amount of remuneration (compensation of expenses) payable to the Director General, each member of the Management Board and the Board of Directors and criteria for its determination, or total amount of remuneration (compensation of expenses), paid or to be paid to these persons on the basis of the results of the year under report;

- report of the Auditing Commission of the Company and opinion of the independent auditor of the Company;
- information on the observance by the Company of the Corporate Governance Code.

7.8. Financial accounts of the Company shall be accompanied by a detailed comment to help a reader to interpret correctly the Company's financial results. Financial information shall be augmented by comments and statements of the management of the Company.

7.9. Taking into account the necessity of maintaining the balance between the Company's openness and the need to protect its interests, the Board of Directors shall approve an internal document which specifies the list of items constituting a trade or official secret (confidential information), criteria for considering information as confidential and establishes the access procedures. The Company shall take measures to protect confidential information. The information obtained by employees and members of the governing bodies of the Company during execution of their duties shall not be used for private purposes.

7.10. The Company undertakes to monitor regularly members of the Board of Directors, executive bodies and other employees of the Company for compliance with applicable provisions of the existing legislation and special requirements imposed by internal documents of the Company to prevent emergence of conflicts of interest and minimize misuse during the use of insider information. The results of such monitoring shall be considered at the meetings of the Board of Directors and by its Corporate Governance Committee. On the basis of the results of the monitoring the Company shall take measures on prevention and suppression of the mentioned actions.

8. Supervision of Financial and Business Operations of the Company

8.1. The system of supervision of the financial and business operations of the Company is designed to foster the trust of investors in the Company and its governing bodies. The main purpose of this supervision is to ensure adequate protection of shareholders' investments and the assets of the Company.

8.2. The supervision of financial and business operations of the Company shall be carried out by the Board of Directors of the Company and its Audit Committee, the Auditing Commission of the Company, Internal Audit Department of the Company performing functions of internal control. Audit and validation of the Company's annual financial accounts shall be performed by an independent auditor.

8.3. The system of supervision of the financial and business operations of the Company calls for accurate performance of a financial and business plan approved by the Board of Directors.

8.4. The internal control procedures shall be developed by the Management Board of the Company jointly with the Internal Audit Department performing internal control functions and with the Audit Committee of the Board of Directors of the Company.

8.5. The Internal Audit Department is structural subdivision acting independently of the executive bodies of the Company. The Internal Audit Department should be monitored in its activities by the Board of Directors directly. The functions of this structural subdivision, procedures for its operation and the appointment of its employees, eligibility criteria applicable to its personnel shall be provided by an internal document of the Company approved by the Board of Directors.

8.6. Approval of the internal document regulating procedures for the internal control over the Company's business and financial operations should be assigned to the Company's Board of Directors.

8.7. The use of the internal control procedures shall be the responsibility of the executive bodies of the Company.

8.8. The Audit Committee shall focus on three key aspects: financial reports, risk management, internal and external audit. This Committee shall include non-executive directors each possessing sufficient knowledge of financial matters. Its powers, composition, operation procedure and other matters shall be regulated by the Provisions on the Audit Committee of the Company's Board of Directors.

8.9. Pursuant to the Charter of the Company and the Provisions on the Auditing Commission, the

Auditing Commission of the Company shall perform annual and extraordinary audits financial and business operations of the Company, thereof opinions resulting from audits shall be presented to the Board of Directors and Director General of the Company.

8.10. Within its terms of reference the Auditing Commission shall exercise control over the Company's operations in the following areas:

- audit of financial and economic statutory documents of the Company including, if necessary, source accounting data;
- audit of the legality of the resolutions and actions of the Company's executive bodies including concluded contracts and effected transactions;
- control that the terms of the transactions effected by the Company conform to the terms of transactions effected under comparable conditions;
- analysis of the conformity of business and statistical accounting with current legal regulations;
- analysis of the financial standing of the Company, finding out the reserves for improving the Company's economic position;
- analysis of the timeliness and correctness of settlements with counteragents, budgets of various levels, shareholders and other Company's creditors;
- analysis of the settlements with the Company's debtors with regard to the timeliness and completeness of measures taken by the executive bodies;
- in other areas of the Company's operations within the terms of reference of the Auditing Commission.

8.11. For performing audit and presenting objective and complete information on the Company's activity the Company shall annually engage a professional auditor, not connected by property interests with the Company or its shareholders. The Company shall ensure periodic change of its external auditor. The amount of remuneration payable to the external auditor of the Company shall be disclosed to shareholders.

8.12. The Independent Auditor of the Company shall be appointed by the General Shareholders' Meeting on the basis of open tender by recommendations of the Board of Directors.

8.13. The auditor shall perform an audit of the financial and business operations of the Company in accordance with legal acts of the Russian Federation on the basis of the contract approved by the Board of Directors by recommendations of the Audit Committee of the Board of Directors.

8.14. Audit (inspection) of the financial and business operations of the Company shall be performed at any time upon request of a shareholder (shareholders) owning at least 10 percent of the Company's voting shares for all items within the competence of the General Shareholders' Meeting as of the date of presenting the request.

9. Dividends

9.1. The Company recognizes as important the receipt of dividends by shareholders as a certain return on their investments into shares and endeavors to establish a transparent and easy-to-understand mechanism for determining the amount of dividends and their payment.

9.2. The information about the Company's dividend determination and payment strategy is articulated in the internal document of the Company – the Provisions on Dividend Policy of the Company approved by the Board of Directors.

9.3. The Company shall inform the shareholders and other interested persons about its dividend policy and all amendments to it by publishing in the periodical "Rossiyskaya Gazeta" authorized by the Charter to announce General Shareholders' Meetings of the Company as well as on the website of the Company http://www.stcompany.ru.

9.4. The dividends declared by the Company may be paid both in monetary and non-monetary form in case the Company's General Shareholders' meeting takes the decision on payment of dividends in the

non-monetary form. The dividend payment procedure should ensure that shareholders could fully exercise their rights to receive dividends.

9.5. The dividends shall be paid by the Company within the time period fixed in the Charter of the Company and the resolutions of the General Shareholders' Meeting.

9.6. Dividend policy of the Company shall provide for special measures to eliminate a possibility of incomplete or untimely payment of declared dividends.

10. Resolution of Corporate Conflicts

10.1. Prevention and resolution of conflicts between the Company's bodies and its shareholders, or between shareholders, if such conflict jeopardize corporate interests (corporate conflicts) makes it possible to safeguard the rights of shareholders and protect the property interests and the business reputation of the Company.

10.2. The Company endeavors to ensure effective and timely prevention and identification of corporate conflicts at a very early stage of their development as well as fair resolution of corporate conflicts and due diligence of the Company's officers and employees.

10.3. Position of the Company in a corporate conflict shall be based on the law of the Russian Federation. The review and resolution of corporate conflicts by the bodies of the Company shall be realized within the scope of their authority. The Corporate Governance Committee of the Board of Directors shall coordinate the work of the Company's bodies on resolution of corporate conflicts.

10.4. The Corporate Secretary of the Company shall play a key part in detection of corporate conflicts, collection and analysis of source information and initiation of corporate conflict resolution procedure.

10.5. For the purpose of resolving corporate conflicts related to issues, which are within its authority and authority of the Company's executive bodies, the Board of Directors of the Company may form a temporary committee for resolution of corporate conflicts.

10.6. If the corporate conflict that may affect interests of the Company itself or other shareholders arises between the Company's shareholders, then the Company's body which is tasked to examine the dispute in question shall determine whether this dispute jeopardizes the interests of the Company itself or other shareholders as well as whether the said body's mediatory effort may help resolve the corporate conflict.

10.7. Subject to the consent of shareholders who are the parties of the corporate conflict, the Company's bodies or their members may can participate in negotiations between the shareholders, provide the shareholders with available information and documents related to the conflict, explain provisions of the law and the Company's internal documents, give advice and recommendations to the shareholders, prepare draft documents on the conflict resolution to be signed by the shareholders, and, on behalf of the Company and within their authority, make a commitment to the shareholders to the extent that they can help resolve the conflict.

11. Final Provisions

11.1. The Code shall become effective from the moment of its approval by the Board of Directors of the Company.

11.2. The Board of Directors of the Company shall consider the questions on observation of this Code at its meetings twice a year and publish its consideration results on the corporate website http://www.stcompany.ru.

11.3. The Company undertakes to perfect the given Code taking into account new standards of corporate governance in Russian and international practice as well as interests of shareholders, the Company and other interested parties.

11.4. The matters not regulated by the provisions of this Code shall be governed by the international agreements and contracts, active laws of the Russian Federation, the Charter of the Company and internal documents of the Company.

12. Application of the Code

12.1. For the purpose of execution of the provisions of this Code the Company shall publish the Code as a separate document presented on the corporate website (http://www.stcompany.ru) and distributed at General Shareholders' Meetings.

12.2. The Corporate Governance Committee of the Board of Directors of the Company shall monitor the observance of the provisions of this Code in everyday operations of the Company.

12.3. The results of such monitoring shall be reflected on the Internet site of the Company.

12.4. The Company's shareholders, members of the Board of Directors, officials and other interested parties are required to report violations of this Code, which have become known to them, to the Corporate Secretary of the Company.

ANNEX 2

Financial statements of Public Joint –Stock Company "Southern Telecommunications Company" for 2005

BALANCE SHEET

As of **31 December 2005**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

Legal address: **66, Karasunskaya Str., Krasnodar, 350000, Russia, tel: (861) 253-80-22**

	Codes
Form No.1 under OKUD	0710001
Date (year, month, day)	2006 03 29
under OKPO	01151037
TIN	2308025192
under OKVED	64.20; 64.20.11
under OKOPF/OKFS	47/42
under OKEI	384
Date of approval	29.03.2006
Date dispatched (received)	29.03.2006

ASSETS	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	947	624
Fixed assets		120	120	29,727,079	32,818,296
Capital investments		130	130	5,583,480	3,151,042
Profitable investment in stocks of materials and capital equipment		135	135	,	,
Long-term financial investments		140	**140**	561,727	556,799
including: investments in subsidiaries			141	463,369	466,403
investments in associates			142	28,807	28,590
investments in other companies			143	3,372	21,306
Other long-term financial investments			144	66,179	40,500
Deferred tax assets		145	145	225,519	265,976
Other non-current assets		150	150	1,698,159	1,659,941
Total for section I		190	**190**	37,796,911	38,452,678
II.CURRENT ASSETS					
Inventories		210	**210**	1,226,059	1,021,628
including: raw materials, materials and other similar values		211	211	901,149	756,357
expenditures in work-in-process (turnover costs)		213	213	73	,
finished products and goods for resale		214	214	23,691	27,758
shipped goods		215	215	,	,
deferred expenses		216	216	301,145	237,512
other inventories and expenses		217	217	1	1
Value added tax on acquired values		220	220	2,502,153	1,879,956
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	18,647	16,978
including: buyers and customers		231	231	,	,
advances distributed			232		
other debtors			233	18,647	16,978
Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1,408,556	1,286,605
including:		241	241	1,054,668	709,910

ASSETS	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
buyers and customers					
advances distributed			242	140,367	80,929
other debtors			243	213,521	495,766
Short-term financial investments		250	250	59,973	80,842
Monetary funds		260	260	398,560	729,217
Other current assets		270	270	653	668
Total for section II		290	**290**	5,614,601	5,015,894
BALANCE (sum of lines 190+290)		300	**300**	43,411,512	43,468,572

LIABILITIES	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1,297,779	1,297,779
Additional capital		420	420	5,639,535	5,559,936
Capital reserves		430	430	64,889	64,889
Own shares redeemed from the shareholders		411	440	,	,
Retained earnings (uncovered losses) of previous years		470	460	5,276,023	5,299,498
Retained earnings (uncovered losses) of the year under report		470	470	X	305,203
Total for section III		490	**490**	12,278,226	12,527,305
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	11,343,885	8,431,298
Including:					
credits			511	6,296,803	3,675,277
loans			512	5,047,082	4,756,021
Deferred tax liabilities		515	515	493,472	928,388
Other long-term liabilities		520	520	3,769,502	3,220,366
Total for section IV		590	**590**	15,606,859	12,580,052
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	8,074,234	11,922,468
Including:					
credits			611	4,046,301	3,539,748
loans			612	4,027,933	8,382,720
Accounts payable,		620	**620**	6,749,270	5,471,534
including:					
suppliers and contractors		621	621	5,366,946	4,009,617
advances received		625	622	332,228	308,717
Wage arrears		622	623	154,435	143,066
Indebtness to state out-of-budget funds		623	624	73,355	60,005
Tax liabilities		624	625	318,118	315,370
Other creditors		625	626	504,188	634,759
Dividends payable to participants (founders)		630	630	82,831	30,067
Deferred income		640	640	334,928	356,061
Reserves for upcoming expenses		650	650	285,164	581,085
Other short-term liabilities		660	660	,	,

LIABILITIES	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
Total for section V		690	**690**	15,526,427	18,361,215
BALANCE (sum of the lines 490+590+690)		700	**700**	43,411,512	43,468,572

Availability statement of valuables recorded on off-balance accounts

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	708,393	744,512
including those under leasing		911	911	77,378	3,568
Inventories accepted for custody		920	902	44,995	63,096
Goods accepted for commission		930	903	23,691	6,163
Bad debts charged to losses		940	904	160,951	140,177
Obligations and payments collaterals (security) received		950	905	,	3,647
Obligations and payments collaterals (security) given		960	906	15,854,001	11,366,215
Depreciation of housing stock		970	907	10,717	10,234
Depreciation of objects equipped with external modern services and utilities and other similar objects		980	908	1,493	1,750
Payments for telecom services			909	64,638	149,520

Statement on the net assets value

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	12, 613,154	12,883,366

CEO ____________ G.A. Romsky
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)

PROFIT AND LOSS STATEMENT

For 2005

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.2 under OKUD	0710002		
Date (year, month, day)	2006	03	29
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	18,133,104	16,752,576
including that from the sales: of communication services			011	17,872,868	16,303,127
Cost of sold goods, products, works and services		020	020	(13,952,363)	(13,405,497)
Including that of communication services			021	(13,794,936)	(12,999,561)
PROFIT (LOSS) FROM SALES (LINES 010 -020)		050	**050**	4,180,741	3,347,079
II. Operating income and expenses Interest receivable		060	060	21,710	7,987
Interest payable		070	070	(2,415,936)	(2,007,055)
Income from participation in other organizations		080	080	278,780	77,552
Other operating income		090	090	149,035	537,224
Other operating expenses		100	100	(1,253,379)	(1,193,747)
III. Income and expenses from sources other than sales Income from sources other than sales		120	120	294,570	387,679
Expenses for purposes other than sales		130	130	(536,494)	(596,292)
PROFIT (LOSS) BEFORE TAXES (LINES 050+060-070+080+090-100+120-130)		140	**140**	719,027	560,427
Income tax charges (lines -151+/-152+/-153) including			**150**	(396,670)	(312,105)
Deferred tax liabilities		142	151	(434,916)	(245,330)
Deferred tax assets		141	152	40,459	84,016
Current income tax charge		150	153	(2,213)	(150,791)
PROFIT (LOSS) FROM NORMAL ACTIVITIES (lines 140-150)			**160**	322,257	248,322
IV. Extraordinary income and expenses Extraordinary income			170	2,853	1,065
Extraordinary expenses			180	(20,007)	(8,088)
NET PROFIT (RETAINED PROFIT (LOSS) OF THE PERIOD UNDER REPORT) (LINES 160+170-180)		190	**190**	305,203	241,299
FOR REFERENCE Income tax conditional expense (profit)			201	(168,450)	(132,816)
Fixed tax liabilities		200	202	(398,706)	(265,172)

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Fixed tax assets		200	203	170,486	85,883

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base equity income (loss)			301	0.09280	0.07210
Watered equity income (loss)			302		

***to be filled in the annual accounting report**

Explanation of profit and loss items

Description	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	2,049	(57,189)	2,157	(62,599)
Profit (loss) of previous years		402	55,025	(80,513)	94,865	(85,689)
Compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations		403	65,612	(915)	125,165	(942)
Foreign exchange differences		404	4,208	(1,401)	10,213	(8,123)
Allocations to evaluation reserves		405	90,798	(327,743)	70,890	(262,446)
Written-off accounts receivable and payable		406	2,889	(3,915)	2,723	(2,144)

CEO ___________ G.A. Romsky
(signature) (name)

Chief Accountant_______ __T.V. Rusinova
(signature) (name)

CAPITAL MOVEMENT STATEMENT

for **2005**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.3 under OKUD	0710003		
Date (year, month, day)	2006	03	29
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

1. Capital changes

Description	Index code	Line code	Authorized capital	Additional paid-in capital	Reserves	Retained earnings (uncovered losses)	Total
1	1a	2	3	4	5	6	7
Balance as of 31 December 2003		**100**	1,297,779	5,724,394	64,889	5,406,480	12,493,542
2004 Changes in the accounting policy		101	X	X	X		
Change in value of fixed assets due to revaluation		102	X		X		
Other		103	X		X		
Balance as of 1 January 2004		**104**	1,297,779	5,724,394	64,889	5,406,480	12,493,542
Change of capital items:		**200**		(84,859)		13,069	(71,790)
Foreign exchange differences		201	X		X	X	
Net income (loss) of the reporting year		202	X	X	X	276,649	276,649
Dividends		203	X	X	X	(348,439)	(348,439)
Allocations to reserve funds		204	X	X			
Issue of additional shares at the Company's own expense		205			X		
Increase in share nominal value		206			X		
Capital change due to retirement of PP&E		207	X	(84,859)	X	84,859	
Other		208					
Capital increase due to:		**210**					
issue of additional shares at the expense of shareholders		211			X	X	
reorganization of a juridical person		212					
other		213					
Capital reduction due to:		**220**					
Reduction of the shares' quantity		221		X	X		
decrease in share face value		222		X	X	X	
reorganization of a juridical person		223					
other		224					
Balance as of 31 December 2004		**300**	1,297,779	5,639,535	64,889	5,419,549	12,421,752
2005 Changes in the accounting policy		301	X	X	X	(143,526)	(143,526)
Change in value of fixed assets due to revaluation		302	X		X		

Description	Index code	Line code	Authorized capital	Additional paid-in capital	Reserves	Retained earnings (uncovered losses)	Total
1	1a	2	3	4	5	6	7
Other		303	X		X		
Balance as of 1 January 2005	**100**	**304**	1,297,779	5,639,535	64,889	5,276,023	12,278,226
Change of capital items:		**400**		(79,599)		328,964	249,365
Foreign exchange differences		401	X		X	X	
Net income (loss) of the reporting year		402	X	X	X	305,203	305,203
Dividends		403	X	X	X	(55,328)	(55,328)
Allocations to reserve funds	110	404	X	X			
Issue of additional shares at the Company's own expense	121	405			X		
Increase in share nominal value	122	406			X		
Capital change due to retirement of PP&E		407	X	(79,599)	X	79,599	
Other		408				(510)	(510)
Capital increase due to:		**410**					
issue of additional shares at the expense of shareholders	121	411			X	X	
reorganization of a juridical person	123	412					
other		413					
Capital reduction due to:		**420**				(286)	(286)
Reduction of the shares' quantity	132	421		X	X		
decrease in share face value	131	422		X	X	X	
reorganization of a juridical person	133	423					
other		424				(286)	(286)
Balance as of 31 December 2005	**140**	**500**	1,297,779	5,559,936	64,889	5,604,701	12,527,305

2. Reserves

Description	Index code	Line code	Opening balance	Allocated	Used/replenished	Closing balance
1	1a	2	3	4	5	6
Reserves created in accordance with the legislation: 2004		601		64,889		64,889
2005		602		64,889		64,889
Reserves created in accordance with the constituent documents: The Company employees' fund for shareholding		603				
2005		604				
Evaluation reserves: Bad debt reserve 2004		605	254,675	345,864	(173,195)	427,344
2005		606	427,344	353,123	(128,659)	651,808
Provision for impairment of financial assets 2004		607	48,234	103	(44,658)	3,679
2005		608	3,679	65	(1,971)	1,773
Provision for impairment of inventories		609				

Description	Index code	Line code	Opening balance	Allocated	Used/replenished	Closing balance
1	1a	2	3	4	5	6
2004						
2005		610				
Reserves for upcoming expenses: 2004		611	180,505	142,834	(38,169)	285,170
2005		612	285,164	840,526	(544,605)	581,085
Contingent liabilities reserves: 2004		613				
2005		614				

CEO ____________ G.A. Romsky
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)

CASH FLOW STATEMENT

for **2005**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.4 under OKUD	0710004		
Date (year, month, day)	2006	03	29
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Description	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
Cash and cash equivalents at the beginning of the year under report		**010**	398,543	268,229
OPERATING ACTIVITIES **Cash flows from operating activities**		**020**	23,629,493	19,779,012
proceeds from buyers and customers		021	21,577,046	17,887,532
proceeds received as agency fee		022	1,757,789	1,464,440
other proceeds		023	294,658	427,040
Cash flows used for:		**030**	(18,246,165)	(16,658,401)
purchase of goods, works, services, raw materials and other current assets	150	031	(5,795,313)	(5,668,057)
wages and salaries	160	032	(3,719,117)	(3,722,472)
interest paid	170	033	(2,523,682)	(1,469,923)
taxes payable	180	034	(3,405,999)	(2,607,085)
payments under agency contracts		035	(1,738,520)	(1,393,654)
other payments		036	(1,063,534)	(1,797,210)
Net cash flows from operating activities		**040**	5,383,328	3,120,611
INVESTING ACTIVITIES **Cash flows from investing activities**		**050**	247,399	629,519
Proceeds from sales of property, plant and equipment and other non-current assets	210	051	30,528	39,273
Proceeds from redemption and sales of securities, shares of stock and other financial assets	220	052	52,042	307,720
dividend received	230	053	65,538	52,164
interest received	240	054	13,288	
Proceeds from repayment of loans given to other companies	250	055	1,800	5,520
other proceeds from investing activities		056	84,203	224,842
Cash flows used for:		**060**	(2,967,728)	(11,035,217)
Purchase of property, plant and equipment and other non-current assets	290	061	(2,954,998)	(10,805,127)
Purchase of shares, shares of stock, shares of capital	280	062	(12,591)	(134,728)
Purchase of debt securities and other financial assets	300	063		(83,817)
loaning of other companies	310	064		(550)
other expenditures on investing activities		065	(139)	(10,995)
Net cash flows from investing activities	**340**	**070**	(2,720,329)	(10,405,698)
FINANCING ACTIVITIES **Cash flows from financing activities**		**080**	12,217,361	15,702,317

Description	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
Proceeds from borrowings		081	12,201,755	15,622,352
other proceeds from financing activities		082	15,606	79,965
Cash flows used for:		**090**	(14,549,686)	(8,286,899)
Repayment of borrowings (excl. interest)		091	(12,385,825)	(6,659,431)
Repayment of finance lease obligations		092	(2,062,521)	(1,236,564)
dividends paid	170	093	(101,340)	(369,488)
other expenditures on financing activities		094		(21,416)
Net cash flows from financing activities		**100**	(2,332,325)	7,415,418
Net increase (decrease) in cash and cash equivalents		**110**	330,674	130,331
Cash and cash equivalents at the end of the year under report		**120**	729,217	398,560
Foreign exchange gain (loss)		130	(17)	32

CEO ____________ G.A. Romsky
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)

APPENDIX TO THE BALANCE SHEET

As of **31 December 2005**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	codes		
Form No.5 under OKUD	0710005		
Date (year, month, day)	2006	03	29
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

1. Intangible Assets

Index	Index code	Line code	Opening balance	Put into service	Retired	Closing balance
1	1a	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual property)	010	**101**	2,132	56		2,188
including: holder of patents for inventions, industrial patents, certificates for effective models	011	102				
Holder of rights to software, data bases	012	103	2,042			2,042
Owner of trade marks and signs of service, the name of the place of product origin	014	104	90	56		146
other	015	105				
Miscellaneous	040	106				
Total		**110**	2,132	56		2,188

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Intangible Assets Depreciation - total	050	**120**	1,185	1,564
including: holder of patents for inventions, industrial patents, certificates for effective models		121		
Holder of rights to software, data bases		122	1,175	1,545
Owner of trade marks and signs of service, the name of the place of product origin		123	10	19
other		124		

2. Fixed assets (Property, Plant and Equipment)

Description	Index code	Line code	Opening balance	put into service	retired	Closing balance
1	1a	2	3	4	5	6
Buildings		201	5,082,756	126,225	(46,441)	5,162,540
Switches and transmission devices		202	13,823,745	2,403,656	(130,539)	16,096,862
Machines and equipment		203	19,211,491	2,832,340	(248,581)	21,795,250
Vehicles		204	475,926	3,369	(7,161)	472,134
Computers and office equipment		205	1,000,749	184,537	(7,878)	1,177,408
Housing stock		206	41,359	380	(9,683)	32,056

Land and natural resources		207	1,497	1,944		3,441
Other PP&E		208	508,206	39,481	(12,061)	535,626
Total		**210**	40,145,729	5,591,932	(462,344)	45,275,317

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Fixed assets depreciation - total	140	**220**	10,418,650	12,457,021
including: buildings		221	1,264,916	1,324,371
Switches and transmission devices		222	3,461,274	4,006,798
Machines and equipment		223	4,871,779	6,041,032
Vehicles		224	221,645	263,603
Computers and office equipment		225	333,721	506,031
Other PP&E		226	265,315	315,186
Out of line 210 - fixed assets under lease, total		**230**	429,314	588,310
including: buildings		231	389,263	548,290
Switches and transmission devices		232	12,134	11,148
Machines and equipment		233	11,792	13,063
Vehicles		234	9,542	4,729
Other fixed assets		235	6,583	11,080
Out of line 210 - fixed assets under conservation, total		240		

Reference	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Results of fixed assets' reappraisal:		**250**		X
Original (replacement) value	171	251		X
Amortization	172	252		X
Rented PP&E - total		**260**	708,393	744,512
including: buildings		261	411,740	492,294
Switches and transmission devices		262	73,473	104,281
Machines and equipment		263	85,425	9,812
Vehicles		264	1,633	9,788
Other fixed assets		265	136,122	128,337
Premises put into operation and included in PP&E structure before the state registration of the right of ownership		270	3,354,184	4,415,934

3. Investments in stocks of materials and capital equipment

Description	Index code	Line code	Opening balance	entered	retired	Closing balance
1	1a	2	3	4	5	6
property assigned for leasing		301				
hired-out property		302				
other		303				
Total		**310**				

Description	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Depreciation of stocks of materials and capital equipment		311		

4. Expenses for research, development and process engineering works

Description of works	Index code	Line code	Opening balance	entered	written-off	Closing balance
1	1a	2	3	4	5	6
Finished research, development and process engineering works which results are used for the Company's production and administrative needs	310	**400**				

FOR REFERENCE	Index code	Line code	For the reporting period	For the same period of the previous year
1	1a	2	3	4
Expenses for unfinished research, development and process engineering works	320	401		
Expenses charged to operating costs		402	3,400	
Expenses for research, development and process engineering works that have not produced positive results, charged to non-operating expenses		403		

5. Financial investments

Description	Index code	Line code	Long-term		Short-term	
			Opening balance	Closing balance	Opening balance	Closing balance
1	1a	2	3	4	5	6
Investments in authorized (share) capitals of other organizations - total	510	501	495,548	516,300		
including: subsidiaries and associates	511	502	492,176	494,993		
Government, municipal bonds and bonds of ousider companies	515	503				
Promissory notes	520	504			7,717	4,707
Loans given	525	505	66,179	40,499	51,000	74,879
Deposits with banks	530	506				
other	535	507			1,256	1,256
Total	540	**510**	561,727	556,799	59,973	80,842
Out of the total amount - financial investments having current market value: Investments in authorized (share) capitals of other organizations - total	550	511				
including: subsidiaries and associates	551	512				
Government, municipal bonds and bonds of outsider	555	513				

Description	Index code	Line code	Long-term		Short-term	
			Opening balance	Closing balance	Opening balance	Closing balance
1	1a	2	3	4	5	6
companies						
Promissory notes	560	514				
Other	565	515	6	5,402,		
Total	570	**520**	6	5,402,		
For reference: Adjusted market value due to reappraisal with regard to the financial investments having the current market value	580	521		5,396,		

6. Operating costs

Description	Index code	Line code	For the year under report	For the previous year
1	1a	2	3	4
Material expenses	710	601	(4,509,681)	(4,547,948)
Wages and salaries	720	602	(4,388,768)	(4,255,949)
Social expenses	730	603	(1,059,265)	(1,274,524)
Amortization	740	604	(2,285,017)	(1,673,367)
Other costs	750	605	(1,709,632)	(1,653,709)
Total costs	760	**610**	(13,952,363)	(13,405,497)
Balance change (increase [+], decrease [-]): Work in process	765	621	73	12
Deferred expenses	766	622	63,633	108,703

7. Security

Description	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Security received - total		**710**		3,647
including: bank guarantees		711		
guarantees of third parties		712		
Promissory notes		713		3,562
Property under pledge		**714**		
including: PP&E		715		
Securities and other financial assets		716		
Other property		717		
other		718		85
Security given - total		**720**	15,854,001	11,366,215
including: guarantees of third parties		721	3,573,365	2,351,275
Promissory notes		722		
Property under pledge		**723**	12,280,636	9,014,940
including: PP&E		724	12,280,636	9,014,940
Securities and other financial assets		725		
Other property		726		
other		727		

8. State support

Description	Index code	Line code	For the year under report	For the previous year
1	1a	2	3	4

Budgetary provisions received in the reporting year - total	910	**810**	5,174	200
including: budget allocations for capex financing		811	40	200
budget allocations for financing of current expenses		812	5,134	

Description	Index code	Line code	Opening balance	Received in the period under report	Repaid in the period under report	Closing balance
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**				
budget allocations for capex financing		821				
budget allocations for financing of current expenses		822				

CEO ____________ G.A. Romsky
(signature) (name)

Chief Accountant_______ __T.V. Rusinova
(signature) (name)

"Southern Telecommunications Company" PJSC

Notes to Financial Statements

For the year ended December 31, 2005

1. Table of Contents

2. General Information

Public Joint Stock Company "Southern Telecommunications Company", abbreviated name – "UTK" PJSC, tax payer's number – 2308025192 (hereinafter – "the Company") was registered on May 20, 1994 by the Registration Chamber of Krasnodar under registration number # 186-p. The Company's staff number amounted to 37,868 people as of 31 December 2005 (vs. 40,407 people as of 31.12 2004). The Company was registered at the address: 66, Karasunskaya Street, Krasnodar, 350 000.

Main activities under granted licenses are the following:

- Development and use of telecom facilities;
  - Provision of services of local and inter-zonal telephony;
  - Provision of services of long-distance and international telephony;
  - Provision of services of cellular radio telephony;
  - Provision of mobile wireless communication services (Altai-type);
  - Provision of personal radio call system services (paging);
  - Provision of radial and zonal network services (trunking)
  - Transmission of sound programs via wired radio broadcasting;
  - Leasing physical lines, communication channels and tracks, including broadcasting channels;
  - Provision of telemetric services;
- Data transmission services;
  - Provision of telegraph services (including "telegram" and AT/Telex network services);
  - Provision of services of intelligent network;
  - Provision of services of on-air and cable television, transmission of sound and television programs, transmission of supplementary information;
  - Other services.

Information about the Company's Registrar .

Name: Open Joint –Stock Company "Objedinyonnaya Registratsionnaya Kompaniya" (United Registration Company"

Location address: 15, Kalanchevskaya Str., Moscow

Mailing address: mail-box 162, Moscow, 107078

License:

Number: 10-000-1-00314

Date of issue: 30.03.2004

Valid till: unlimited

Authority issuing the license: Federal Commission for the Securities Market of the Russian Federation

Information about the Company's Auditor.

Name: "Ernst and Young" Limited Liability Company

Location address: building 1, 77, Sadovnicheskaya nab., Moscow

Mailing address: building 1, 77, Sadovnicheskaya nab., Moscow, 115035

TIN 2308025192

e-mail: http://www.ey.com/

Data on Auditor's license:

The license №E003246 for audit activity is approved by Order of the RF Ministry of Finance № 9 of January 17, 2003 for the period of five years.

The Board of Directors includes:

Chairman of the Board of Directors:

Kuznetsov Sergei Ivanovich	– First Deputy General Director, "Svyazinvest" OJSC

Members of the Board of Directors:

Belyaev Konstantin Vladimirovich	– Deputy Director General , "Svyazinvest" OJSC
Vasilyev Mikhail Borisovich	–Head of the Representative Office of "NCH Advisors Inc." in Saint-Petersburg
Veremianina Valentina Fyodorovna	– Head of the section of the Legal Department, "Svyazinvest" OJSC
Gavrilenko Anatoly Anatolievich	– General Director of CJSC "Leader"
Zabuzova Elena Viktorovna	Director of the Department of Economic Planning and Budgeting, "Svyazinvest" OJSC
Kulikov Denis Viktorovich	– Expert, Investor Protection Association
Panchenko Stanislav Nikolaevich	– Deputy General Director, "Svyazinvest" OJSC
Romsky Georgy Alekseevich	– General Director, "Southern Telecommunications Company" PJSC
Chechelnitsky Eugheny Aleksandrovich	Deputy Director of the Federal Communications Supervision Service
Yuriev Vladimir Pavlovich	– Head of the Department for economics, finance and state property Federal Communications Agency

Management Board of "Southern Telecommunications Company" PJSC includes the following members:

Romsky Georgy Alekseevich	– General Director, "Southern Telecommunications Company" PJSC
Poyarkov Eugheny Nikolaevich	– Deputy Director of Security Department, "Svyazinvest" OJSC
Devyatkina Lyudmila Ivanovna	– Deputy Director - Head of the section of Capital Investments Department, "Svyazinvest" OJSC
Moskalev Valery Anatolievich	First Deputy Director General, "Southern Telecommunications Company" PJSC
Martynenko Nikolay Vladimirovich	– Deputy General Director – Technical Director, "Southern Telecommunications Company" PJSC
Kondrakov Denis Yurievich	– Deputy General Director, "Southern Telecommunications Company" PJSC
Krasulya Lyudmila Nikolaevna	– Deputy General Director, "Southern Telecommunications Company" PJSC
Litvinov Andrey Alexandrovich	– Deputy General Director, “Southern Telecommunications Company” PJSC
Prokofieva Irina Viktorovna	– Deputy General Director, Director for Economics and Finance, “Southern Telecommunications Company” PJSC
Roitblat Alexander Markovich	– Deputy General Director - Director of the branch “Electrosvyaz” Stavropol Territory”
Rusinova Tatyana Viktorovna	– Chief Accountant, “Southern Telecommunications Company” PJSC
Statuev Vladislav Andreevich	– Deputy General Director, “Southern Telecommunications Company” PJSC
Lyakh Dmitri Georgievich	– Director of Legal Department, “Southern Telecommunications Company” PJSC

Members of the Auditing Commission are:

Elena Vladimirovna Umnova	– Finance Department Director, “Svyazinvest” OJSC
Dmitriy Anatolievich Loshakov	– Senior specialist of the section for investment projects of the Economic planning and budgeting Department, “Svyazinvest” OJSC
Tamara Alekseevna Chernikova	– Head of the section for securities and debt instruments of the Finance Department, “Svyazinvest” OJSC
Vyacheslav Yurievich Charkovsky	– Chief specialist of the taxation section of the Accounting Department, “Svyazinvest” OJSC
Gennadiy Ivanovich Kovalenko	– Head of the section of the Legal Department, “Svyazinvest” OJSC

3. ACCOUNTING POLICY

Basis of Preparation of Accounting Reports

The accounting reports of the Company are prepared subject to the procedure and timeframe provided by Federal Law "On Accounting" No. 129-FZ of November 21, 1996 (amended as of 23 July 1998, 28 March and 31 December 2002, 10 January, 28 may and 30 June 2003), by the Accounting Regulations approved by Order No. 34n of 29 July 1998 of the RF Ministry of Finance (amended as of 30 December 1999 and 24 March 2000) and by other normative acts of the Russian Federation regulating accounting procedures. The accounting reports for the year 2005 are compiled according to the abovementioned Law and Regulations.

Assets and Liabilities in Foreign Currency

Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date.

Currency	31 December 2004	31 December 2005
USD	27.75	28.78
EURO	37.81	34.19
Japanese yen	0.2675	0.2453

All resulting differences occurred within the year in transactions with assets and liabilities and after the conversion of foreign currency as of the reporting date are taken to the section "Income and expenses from sources other than sales" of the profit and loss statement as foreign exchange gains (losses).

The exceptions are resulting differences occurred within the year in vendor financing when the acquisition price of PP&E is expressed in foreign currency. Foreign exchange differences occurred before the date of registration of these PP&E in the balance-sheet are included in their initial cost.

In the Statement of Cash Flows foreign exchange gains (losses) are calculated on the basis of the official exchange rate operating as of December 31, 2005, and, respectively, comparable data is calculated on the basis of the official exchange rate operating as of December 31, 2004.

Short-term and Long-term Assets and Liabilities

In the accounting reports the assets (liabilities) are referred to short-term assets (liabilities) if their maturity doesn't exceed 12 months after the reporting date. Other assets (liabilities) are presented in the statements as long-term ones.

Intangible assets

Intangible assets comprise primarily intellectual property (exclusive right to a trade mark and software programs "Kurs" and "ASU bukhuchot").

Licenses and software are depreciated on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Useful life of such intangible assets is determined by a special commission and approved on the basis of the expected useful life of intangible assets during

which the Company plans to receive profit from their usage.

Intangible assets are reflected in the statements according to their initial cost less depreciation costs accumulated for the whole period of use.

Fixed Assets (PP&E)

The fixed assets include buildings, constructions, equipment, vehicles, computers, office equipment, land, machines and other objects with useful life over 12 months, which are used for production or administrative needs of the Company and can provide profit.

In the accountancy the fixed assets are shown according to their initial cost.

Initial cost at purchase is the sum of actual expenses on acquisition, construction and production of PP&E less VAT and other recoverable taxes (except for the cases stipulated by the Russia laws).

Initial cost of PP&E at their exchange for goods (values) other than money is the cost of the transferred assets or assets to be transferred. Such value shall be established on the basis of the general price at which the Company used to determine cost of similar goods (values) under comparable circumstances.

Property, plant and equipment are recorded at initial or current (recovery) cost less accumulated depreciation and any impairment in value.

PP&E include buildings and constructions put into operation and actually used before the state registration of the right of property to such objects.

The amount of depreciation costs on the fixed assets is calculated by linear method according to established useful life of the object:

Buildings	-	from 30 to 100 years
Switches and transmission devices	-	from 5 to 20 years
Telecommunications equipment	-	from 5 to 10 years
Vehicles	-	from 3 to 15 years
Computers and office equipment	-	from 3 to 5 years
Other objects	-	from 1 to 10 years

The depreciation costs on land and housing stock were not calculated.

The objects of fixed assets with the cost under 10000 rubles per unit as well as books, brochures and similar editions are written off on production expenses (sales expenses) in the process of their supply to production or operation (Account 02 "Depreciation of fixed assets").

Expenses for all kinds of repair are included in the cost of the reporting period when they have been made. The reserve of outstanding expenses for the repair of fixed assets is not established.

Interest on credits calculated before the acceptance of the objects of fixed assets for accounting and attracted for financing acquisition (construction) of these objects is included in their initial cost. Interest calculated after the acceptance of the objects of fixed assets for accounting is reflected in the Income Statement as part of operating costs.

The depreciation costs on fixed assets received under finance leasing contracts and accepted for accounting as a part of fixed assets of the Company are calculated by linear method according to the established useful life.

Financial Investments

Financial investments, which current market value cannot be determined, are reflected in the balance sheet at their initial value.

The initial value of financial investments

- acquired for money is formed in the amount of actual acquisition expenses.
- acquired under contracts providing for non-cash payment is formed as the value of assets transferred by the Company;
- in subsidiaries, associates and other companies is formed as pecuniary valuation approved by founders (participants) of such companies.

Financial investments, which values impaired significantly at the end of 2005, are reflected in the balance sheet less the established reserve for impairment of financial investments. The amount of such reserve is taken to increase in operating expenses.

Financial investments, which current market value is determined by the organizer of trade in the securities market according to the established procedure, are reflected in the financial statements at their current market value as of December 31, 2005 by adjusting their value. The adjusted sum is charged to increase in operating expenses (revenues).

In case of sale, other retirement, including redemption, of securities the retiring issueable securities are valuated under the FIFO method and the retiring non-issueable securities are valuated according to the actual value of each security.

Expenses on research, development and technological works

For reporting purposes, the finished research, development and technological works the results of which are not liable to legal protection under effective legislation or are liable to legal protection but are not documented according to the statutory regulations are classified as other non-current assets.

Research, development and technological works unfinished as at 31 December 2005 are reflected in capital investments.

Value of finished research, development and technological works are linearly written off to expenses on normal activities within the period during which economic benefits (incomes) are expected, subject to a maximum of 3 years.

In 2005 value of finished research, development and technological works written off to expenses on normal activities amounted to 3,400,000 rubles.

Inventories

Inventories (raw materials, materials, goods) are recognized in the accounting records at the accounting price, which is understood as follows:

• where inventories are acquired for payment, as the supplier's price in accordance with the supply (sale) contract;

• where inventories are produced by the organization itself, as the amount of actual production-related expenses;

• where inventories are received under contracts providing for the fulfillment of obligations (payment) in the non-monetary form, as the cost of the assets transferred or to be transferred by the Company.

The transportation and procurement expenses and expenses for making materials fit for use for the purposes envisaged at the Company are placed on account 16 "Deviations in the cost of materials".

Goods in retail trade, placed on account 41.02, are reflected in the accounting records at the selling prices.

The retired inventories (except for precious metals) are written off according to the average cost.

Precious metals are written off according to prime cost of each unit.

Deferred expenses

Expense incurred by the Company during the reporting year, but referred to the next reporting periods are recognized as deferred expenses. These expenses are properly written off at regular intervals during the periods they are related to.

Expenses for acquiring and introducing software and databases to be written off after 12 months after the reporting date are recognized as other non-current assets.

Indebtedness of Buyers and Customers

Indebtedness of buyers and customers is reflected in the reports including VAT to be paid to the budget after repayment of accounts receivable and is defined according to the prices established by contracts between the Company and buyers (customers) taking into consideration all discounts (extra charge) given by the Company. Bad debts are written off as they are recognized as such.

Debts from buyers for sold services, works, goods, assets and other property that were not repaid on time established by contracts, and not provided with corresponding guarantees, are reflected in the reports less bad debt reserves.

The amount of reserve is determined separately on each debt on the basis of the inventory according to the solvency of the debtor and probability of debt repayment.

As the individual analysis of each doubtful debt for provided communication services at telecom companies is impossible in view of a large number of subscribers, the reserve is established at 100% of all outstanding debts for telecommunication services which payment as of the date of the establishment of the reserve was delayed for 90 days or more. The reserve shall not be created for debts which payment was delayed for less than 90 days.

Reserves for debts from social security institutions related to privileged customers are created according to the results of debt inventory under contracts (agreements) with social security institutions.

Bad debt reserves are taken to increase in operating costs.

Additional capital and Reserves

Additional capital was created due to increase in fixed assets value determined during reappraisal, as well as due to the income received from sale of the Company's shares at the price exceeding their face-value.

The Company forms the reserve fund for covering losses as well as for retirement of bonds and redemption of the Company's shares. The reserves are formed from the Company's net profit.

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends declared after the reporting date are

disclosed in the financial reporting as the events that occurred after the balance sheet date.

Credits and Loans received

The long-term debts on credits and loans received are transferred to the short-term debts when under the terms of loan and/or credit agreement the principal amount of the debt is due in 365 days.

The Company recalculates the cost of credits and the loans expressed in foreign currency and-or conditional monetary units as of each balance sheet date. The differences from recalculation are taken to non-sales expenses.

Additional costs related to credits and loans include expenses on:

- legal and consulting services;
- expert advice;
- communications services;
- other expenses related directly to reception of loans in monetary form.

Additional costs related to credits and loans, placement of bonds are recognized as the expenses of the period during which they have been made.

Loan interest is charged monthly according to the procedure stipulated in the agreement.

Under the loans received in monetary form and attracted by means of issuing promissory bills of the Company, the amount of the discount (percent) payable to a holder is taken to deferred expenses to be further written off to operating costs on a monthly basis in equal portions during the bills' circulation.

Income Tax

Deferred income tax assets and liabilities payable in subsequent reporting period are calculated and reflected in the financial reporting by the Company.

Deferred tax assets and liabilities are calculated according to temporary differences, which represent accounting profits and losses of one reporting period, and taxable profits and losses – of another reporting periods.

Deferred tax assets are the portion of the deferred income tax that should decrease the income tax payable to the budget in the next reporting period or in the subsequent reporting periods. The deferred tax assets are determined by means of application the income tax rate (established by the RF legislation on taxes and fees) to temporary differences of the reporting period that are due to deduction.

Deferred tax liabilities are the part of the deferred income tax that should increase the income tax payable to the budget in the next reporting period or in the subsequent reporting periods. The deferred tax liabilities are determined by means of application the income tax rate (established by the RF legislation on taxes and fees) to taxable temporary differences of the reporting period.

Current income tax is the tax calculated according to requirements of Chapter 25 of the RF Tax Code and determined in the accounting reports on the basis of the amount of the theoretical income tax adjusted by the sums of fixed tax assets and liabilities, and deferred tax assets and liabilities of the reporting period.

Current income tax is recognized in the financial reporting as a liability to the budget equal to the outstanding income tax amount.

Theoretical loss (gain) of the income tax is calculated by means of multiplication the accounting profit (loss) by the income tax rate, established by the RF tax legislation.

Overpayments on the income tax to budgets of the subjects of the Russian Federation and local budgets are reflected in accounts receivable.

Revenue

Revenue of the Company is divided into revenues from normal operations and other revenues (operating, non-sales and extraordinary).

Revenues from sales and rendering services are recognized according to the method of revenue accounting, i.e. in the process of rendering services, and are reflected in the reports less VAT and discounts granted to customers.

Revenue from sales subject to exchange (barter) conditions is determined on the basis of the cost of values, received or to be received by the Company, calculated according to prices at which the Company normally determines the cost of similar values in comparable conditions.

Revenue form leasing of the Company's property is recognized as revenue from normal operations.

Dividends are recognized by the Company in the structure of other revenues as being declared.

Expenses

Expenses, depending on their character and areas of activities are divided into the expenses for normal operations and other expenses (operating, non-sales and extraordinary expenses).

Expenses for normal operations are formed in the amount charged in monetary form equal to the amount of charged fee in money or in other form or to the amount of the accounts payable.

The Company calculates full prime cost of services rendered, performed works, products sold less administrative and commercial expenses.

State Support

The budget funds, received as state support (subventions, grants) are recognized as they are actually received in money and other resources other than money. They are taken to deferred income in the balance sheet.

Special-purpose financing

Special-purpose funds are recognized as they are actually received in money and other than money forms, and are taken to deferred income in the balance sheet..

Reserves for future expenses

The Company creates reserves for payment of employees' annual leaves and reserves for upcoming expenses on bonus payments based on the results of the reporting year.

Expenses on creation of such reserves are taken to expenses for normal operations, to increase in initial

cost of PP&E objects under construction as well as to non-sales expenses, depending on the type of activity in which the employees, included in calculation of reserves for future expenses, are involved.

Pension obligations

Social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 26% to 24.95%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 14% to 13.42% depending on the annual gross salary of each employee. The Company's contributions relating to the UST are taken to current expenses as they are charged.

The Company also uses the Program of single bonus payments (from 0.5 to 2 salaries) to those employees who retire. The majority of the Company's employees are eligible to participate in this Program based upon a number of factors, including years of service. This Program does not provide for any kind of special-purpose funds.

The Company also uses Post-employment program within the framework of non-governmental pension funds. The contributions are determined on an annual basis and taken to expenses as they are charged.

The Company carries out the inventory of property and obligations to the following dates:

- fixed assets, at least once in two years, as of 31st October of the year under review;
- intangible assets, on the annual basis, as of 30th November of the year under review;
- unfinished capital construction and other capital investments, on the annual basis, as of 31st October of the year under review;
- raw materials, materials, precious metals, equipment to install, semi-finished products, goods, finished products at warehouses, on the annual basis, as of 31st October of the year under review;
- work in process, on the quarterly basis, as of the end of the quarter under review;
- deferred incomes and prepaid expenses, on the annual basis, as of 31st December of the year under review;
- funds on accounts with bank institutions, on the annual basis, as of 31st December of the year under review;
- cash in hand, at least once a quarter;
- long-term financial investments, on the annual basis, as of 31st December of the year under review;
- short-term financial investments, monetary instruments, on the quarterly basis, as of the end of the quarter;
- settlements with debtors and the bad debts reserve, on the annual basis, as of 31st December of the year under review;
- settlements with creditors (communications operators), on the quarterly basis, as of the end of the quarter, with other creditors, on the annual basis, as of 31st December of the year under review;
- settlements on taxes and duties payable to the budget and off-budget funds, on special-purpose financing, on the annual basis, as of 31st December of the year under review;
- intra-company settlements, at least once a quarter;
- settlements with personnel, accountable persons, on the annual basis, as of 31st December of the year under review.

Changes in the accounting policy for 2005

According to PBU 1/1998 «Accounting policy of the organization» change in the accounting policy that influenced or may influence significantly the company's financial results, shall be reflected in the accounting reports by presenting figures for at least two years.

In 2005 the Company formed reserves for forthcoming holiday pays and reserves for future expenses on bonus payments based on the performance results of the year.

As the Company did not create reserves for holiday pays and for bonus payments during the previous reporting periods, for the purposes of comparability of the parameters the Company carried out inventory of the holidays unused by workers in order to define the sum of reserves attributable to 2004 and to the periods preceding 2004.

Results of the inventory are reflected in 2005 financial reporting by adjusting comparable data for 2004 in balance sheet, profit and loss statement and capital movement statement.

In order to make 2004 income tax value comparable to 2005 expenses the Company calculated opening balance of deferred tax assets on the basis of the difference existing as of December 31, 2004, and made changes in comparable figures of the profit and loss statement.

The Company calculated opening balance of deferred tax assets on the basis of the difference existing as of December 31, 2004, with regard to reserves for annual leaves unused by employees and made changes in comparable figures of the profit and loss statement .

Changes in the accounting policy for 2006

There are no important changes in the accounting policy in 2004.

4. Comparative information.

Comparative information in the Company's 2005 financial reports is formed by adjusting final accounting data for 2004 for its matching the changes in 2005 accounting forms.

Changes of the opening balance as of January 1, 2005:

No	Balance sheet account as of 31.12.2004 Value	Balance sheet account as of 01.01.2005	Deviations +/-	Explanations
145	180 195	225 519	45 324	*Deferred tax assets to the amount of the reserves for annual leaves*
150	1 673 234	1 698 159	24 925	*Advanced leasing payments*
190	37 726 662	37 796 911	70 249	*Deferred tax assets to the amount of the reserves for annual leaves, advanced leasing payments*
230	34 449	18 647	(15 802)	Advanced leasing payments
232	15 802		(15 802)	Advanced leasing payments
240	1 417 679	1 408 556	(9 123)	Advanced leasing payments
242	149 490	140 367	(9 123)	Advanced leasing payments
290	5 639 526	5 614 601	(24 925)	Advanced leasing payments
300	43 366 188	43 411 511	45 324	*Deferred tax assets to the amount of the reserves for annual leaves*

460	5 142 900	5 276 023	133 123	The reserves for holidays unused by employees prior to 2005 are formed including the amount of deferred tax assets, Balance sheet reformation.
470	276 649	x	(276 649)	Balance sheet reformation
490	12 421 752	12 278 227	143 526	The reserves for holidays unused by employees prior to 2005 are formed including the amount of deferred tax assets.
620	6 749 326	6 749 270	(56)	Change of accounting methodology
623	154 491	154 435	(56)	Change of accounting methodology
630	82 775	82 831	56	Change of accounting methodology
650	96 314	285 164	188 850	The reserves for holidays unused by employees prior to 2005 are formed.
690	15 337 577	15 526 427	188 850	The reserves for holidays unused by employees prior to 2005 are formed.
700	**43 366 188**	**43 411 512**	**45 324**	***Deferred tax assets to the amount of the reserves for annual leaves***

Changes of comparative information for the year 2004 in profit and loss statement.

Line code	**Gr. 3 F.2 for 2004**	**Gr. 4 F.2 for 2005**	**Deviations**	**Explanations**
010	16 752 576	16 752 576		
020	(13 358 983)	(13 405 497)	46 514	Reserves for annual leaves
050	3 393 593	3 347 079	46 514	Reserves for annual leaves
130	(596 292)	(596 292)		
140	606 941	560 427	(46 514)	Reserves for annual leaves
150	(323 269)	(312 105)	11 164	Reserves for annual leaves
151	(245 330)	(245 330)		
152	7 2852	84 016	11 164	Reserves for annual leaves
153	(15 0791)	(150 791)		
190	**276 649**	**24 1299**	**(35 350)**	Reserves for annual leaves

5. Analysis and assessment of the balance sheet structure and profit dynamics (unaudited)

Analysis and assessment of the balance sheet structure

As of December 31, 2005 balance sheet structure is characterized as following:

	31.12. 2005

Absolute liquidity ratio	0.044
Current liquidity ratio	0.274
Own circulating assets (working capital) ratio	-5.15
Profitability of sales %	23.055

Absolute liquidity ratio is calculated as the ratio of monetary funds (line 260 of the balance sheet) and short-term financial investments (line 250 of the balance sheet) to short-term liabilities (line 690 of the balance sheet).

Current liquidity ratio is calculated as the ratio of circulating assets (line 290 of the balance sheet) to short-term liabilities (line 690 of the balance sheet).

Procurement with own circulating assets ratio is calculated as the ratio of own circulating assets (line 490 less line 190 of the balance sheet) to total value of own circulating assets (line 290 of the balance sheet).

Profitability of sales is calculated as the ratio of profit from sales (line 050 of the profit and loss statement) to revenue from sales (line 010 of the profit and loss statement).

The Company undertakes measures aimed at improvements in balance sheet structure and liquidity, as well as at operating costs reduction:

- decrease in total amount of borrowings due to net profit from operations;
- concluding contracts with suppliers and contractors with delayed payment schedule (for the term up to 6 months);
- further costs reductions
- decrease in interest rates under the credits received earlier and the new ones;
- financing the investment program only from net profit from operations.

Active investment programs in 2003 and 2004 allowed the Company to modernize its networks, increase number capacity and reach 62 % of digitization (67.9 % - in urban TN) thus making possible to provide greater volume of new telecom services. But such intensive development required large borrowings, and at present short-term liabilities have exceeded the Company's current assets by 13,329 million rubles. However, taking into account positive profit dynamics and reduction of total debt burden in 2005, the Company faces no problems related to necessary refinancing of borrowings.

To cover the specified excess, the following credit limits have been established:

- 2,400 mln rubles «Alfa-Bank»;
- 2,200 mln rubles «Bank of Moscow »;
- 240 mln rubles «Yugbank»
- 2,600 mln rubles OJSC «Vneshtorgbank»;
- 2,672 mln rubles OJSC «Sberbank»;
- 1,000 mln rubles OJSC «PSB»

Negotiations are under way for establishing the following credit limits:

- 1,000 mln rubles OJSC "Promsvyazbank";

During 2006 the Company intends to use the following sources of financing:

1. Cash flows from core operations
2. Financial resources of credit organizations
3. Leasing instrument when buying equipment

The Company works actively to reduce the cost of borrowings. The Company believes that in future all these sources will be sufficient for financing the current operations. Thus, the attached financial reports have not been adjusted for possible influence of the specified uncertainty factors.

Profit dynamics in 2005

Activity	**Revenue (line 010 F.№ 2)**		**Cost price (line 020 F.№2)**		**Profit (line 050 F.№2)**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Telecom services	17,872,868	16,303,127	13,794,936	12,999,561	4,077,932	3,303,566
Other	260,236	44,9449	157,427	405,936	102,809	43,513
TOTAL:	**18,133,104**	**16,752,576**	**13,952,363**	**13,405,497**	**4,180,741**	**3,347,079**

In 2005 profit from sales grew due to increase in sales volume of telecom services by 1,569,741 thousand rubles.

6. Notes to essential balance sheet items.

6.1. Fixed assets (PP&E) (Item 120 of balance sheet)

As of January 1, 2005 the Company did not reappraise its fixed assets.

Change of PP&E value:

	2005	**2004**
Increase in PP&E value, total	5 591 933	10 700 697
Including due to:		
Changes in accounting methodology (transfer of balances from account 08 to account 01)		60 431
Acquisition of new objects	503 321	2 828 547
Construction of new objects	5 044 235	7 798 854
Including those received free of charge	24 456	9 810
Other additions	44 377	12 865
Depreciation (retirement) of PP&E , total	462 344	325 194
Including due to:		
Sale of PP&E	99 389	54 399
Writing-off PP&E	353 986	259 498
Other disposals	8 969	11 297

Change of initial cost of fixed assets, total	5 129 589	10 375 503
Change of amortization, total	2 038 372	1 525 170
Accumulated amortization for the period	2 338 283	1 804 121
other additions of depreciation	43 034	88
Depreciation due to sale of fixed assets	55 646	35 669
Depreciation due to writing off of fixed assets	285 647	231 432
Depreciation due to other retirements of fixed assets	1 652	11 938
Total change of PP&E value	3 091 217	8 850 333

The major portion (54.8%) of acquired fixed assets is telecommunications equipment. The major portion (45.2%) of built fixed assets is buildings for telephone exchanges and line structures.

Fixed assets received under leasing agreements

As of December 31, 2005 the Company had 262 finance lease contracts for switches and other telecommunication equipment. Lease periods are from 25 to 60 months. Two agreements consist of two phases and have individual schedules of lease payments. Four contracts concluded with Promsvyazleasing are fully paid.

Value of fixed assets received under lease contracts:

	As of 01.01.2005	As of 31.12.2005
Fixed assets included in the Company's balance sheet		
- fixed assets initial cost	4 802 707	6 142 426
- accumulated amortization	504 268	678 339
- net book value	4 298 439	5 464 087
Fixed assets included in the Lessor's balance sheet		
- Fixed assets value under the contract	77 378	35 68

Future lease payments:

Payment period	Amount of payments, total	including:	
		Fixed assets included in the Company's balance sheet (shown as liabilities in items 520 and 620 of the balance sheet)	Fixed assets included in the Lessor's balance sheet (not shown as liabilities)
2006	1 851 082	1 849 300	1 782
2007 - 2011	3 202 440	3 200 983	1 457
after 2011	0	0	0
TOTAL:	5 053 522	5 050 283	3 239

6.2. Capital Investments (Item 130 of balance sheet):

	As of 01.01.2005	As of 31.12.2005
Investments in non-circulating assets, total:	5 170 250	3 069 879
Including: Construction, modernization and reconstruction of fixed assets	4 623 600	2 618 473
Capital investments in rented fixed assets	2 101	2 101
Purchase of fixed assets	332 449	275 458
Purchase of fixed under finance lease contracts	211 718	173 847
Unfinished development, research and technological works		
other	382	
Equipment to be installed	413 230	81 163
TOTAL:	**5 583 480**	**3 151 042**

The Company has 1,015 objects under construction and reconstruction. In 2005 the expenses amounted to 3,214,159 ths rubles. 5,547,612 thousand rubles were put into operation.

6.3. Financial Investments (Items 140 and 250 of Balance Sheet)

In section 4 of form № 5 "Appendix to balance sheet" the information on the cost of financial investments of different types is given.

Main investments of the Company in charter capitals of subsidiaries, associates and other companies:

Company	Main activity	Cost of investment, as of 31.12.05	Equity interest %	Voting stock %	Total balance	Revenu
Subsidiaries						
OJSC "OK "Orbita"	Recreational services	354 400	100%	100%	575 574	189 05
"Yugsvyazstroy" CJSC	Construction works	34 634	100%	100%	396 470	275 90
"Stavtelecom named after V.I. Kuzminov" OJSC	Local, international telephony, data transfer	29 665	100%	100%	239 133	76 85
TO"Acsent" Ltd	TV broadcasting	19 673	51%	51%	1 595	1 63
"Armavirski zavod svyazi" CJSC	Cable production	18 000	100%	100%	158 504	106 28
CJSC TRK "Foton"	TV and radio broadcasting	9 403	51%	51%	1 911	1 79
"Factorial-99" Ltd	Commercial and intermediary	600	100%	100%	630 681	

	activity, consulting services					
"UTK-Finance" Ltd	Financial operations	20	100%	100%	10	
"Intmashservice" Ltd	Repair, maintenance of communication facilities	8,4	100%	100%	7 898	70 09
Impairment for investments		-				
Total:		466 403				
Associated companie						
CJSC "Stavropol sotovaya svyaz"	Cellular communication of AMPS - 800 MHz standard	27 106	50%	50%	27 694	6 23
CJSC "TeleRoss-Volgograd"	Services of local and long-distance telephony	965	50%	50%	7 635	3 82
CJSC "TeleRoss-Kubanelectrosvyaz"	Local and DLD telephone services	332	50%	50%	33 879	42 05
CJSC "Karachaevo-CherkesskTeleSot"	Cellular communication of GSM-900MHz standard	90	20%	20%	31 719	33 19
CJSC "Volgograd-GSM"	Cellular communication of GSM-900MHz standard	50	50%	50%	1 572 346	1 139 23
CJSC "Kabardino-Balkarski GSM"	Cellular communication of AMPS - 900 MHz standard	40	20%	20%	16 015	2 61
CJSC "ZanElCom"	Information services based on data transmission and switching methods	25	45%	45%		
CJSC "Telekompania IR"	TV broadcasting	5	24%	24%	1 392	4 56
LLC "Yug-Giprosvyaz	Design works	2	24%	24%	239 417	176 73
Impairment for investments		25				
Total:		28 590				

Financial investments in other companies						
OJSC "Svyazintek"	IT consulting and software development	12 591	11%	11%		
AK "Sberbank"	Banking services	5 402	0,02%	0,02%		
AKB "Krasnodarbank"	Banking services	1 580	13,5%	13,5%		
CJSC "RusleasingSvyaz"	Leasing of equipment	1423	3,65%	3,65%		
OJSC "BETO"	Production activity	614	0,15%	0,15%		
CJSC "TRANK"	Cable TV services	516	15%	15%		
OJSC " Aksay -3"	Production activity	285	0,01%	0,01%		
OJSC " Aksay -1"	Production activity	136	0,01%	0,01%		
OJSC AKB "Svyaz-Bank"	Banking services	119	0,2%	0,2%		
OJSC "Aksay-2"	Production activity	103	0,7%	0,7%		
CJSC "Rostelegraph"	Document communicatio n	64	15,68%	15,68%		
CJSC "Startcom"	Consulting services	55	11,1%	11,1%		
CJSC "Sfera-Incom"	Trading activity	40	4,40%	4,40%		
CJSC "Nalchikskaya sotovaya set"	Cellular services, AMPS	30	6%	6%		
OJSC KB "Kubanbank"	Banking services	25	0,1%	0,1%		
OJSC "Concern Beto"	Production activity	25	0,16%	0,16%		
OJSC KKB "Creditbank"	Banking services	16	0,26%	0,26%		
OJSC "Donskoy Commercial Bank"	Banking services	10	0,06%	0,06%		
OJSC "Stavropol promstroybank"	Banking services	10	0,03%	0,03%		
OJSC "Volgoprombank"	Banking services	8	0,03%	0,03%		
"Astrakhan-Page" Ltd	Paging services, local telephony and mobile wireless communicatio	0,6	10%	10%		

	n services					
LLC "Pyatigorsk subscriber commercial network"	Telecom services	0,4	4,65%	4,65%		
Impairment for investments		1 747				
Total:		21 306				
TOTAL: (sum of accounts 141, 142, 143)		**516 299**				

Income received in the form of dividends from long-term financial investments is reflected in the section «Income from participation in other organizations» in the profit and loss statement at the value of 278,780 thousand rubles (vs, 77,553 thousand rubles in 2004).

"UTK" PJSC purchased in two stages 1,259,104 ordinary registered non-documentary shares of Open Joint –Stock Company «Information technologies of telecommunications» (OJSC "Svyazintek") with a par value of 10 rubles that makes 11% of the authorized capital of the Company. The decision on stockholding in OJSC "Svyazintek" was approved by UTK's Board of Directors on 22 November 2004 (Minutes № 16).

At the second stage, "UTK" PJSC received the notice on the state registration of additional issue of ordinary registered non-documentary shares of OJSC "Svyazintek" to be placed by closed subscription. The shares were to be distributed among all shareholders of OJSC "Svyazintek" in proportion to the number of shares owned by them.

The Company's Board of Directors took a decision (Minutes №5 of 18.08.2005) to change the number of Svyazintek's shares owned by "UTK" PJSC through purchase of 1,257,454 ordinary registered non-documentary shares of the additional issue at their face value.

In 3Q2005 "UTK" PJSC paid 12,574,540 (twelve million five hundred seventy four thousand five hundred and forty) rubles for its 1,257,454 ordinary registered non-documentary shares. Records in shareholder registers confirming the rights of property to these shares, were made in April and September of 2005.

OJSC "Svyazintek" was established by Svyazinvest subsidiaries for introduction of Amdocs Billing Suite system and interaction with LLC «IBM Eastern Europe/Asia.

In 2005 the Company sold the following financial assets:

Name	Stockholding	Proceeds from sale	Balance sheet value	Additional expenses	Financial result of disposal
CJSC «Center of material and technical maintenance»	100%	45 010	16 100	1 350	27 560
OJSC «Stavropol Commercial On-air TV»	27%	192	192	-	-
CJSC AKB «Maykopbank»	3%	3,6	1,2	-	2,4
LLC Insurance Company «Moskovia»	0,04%	35	11,5	-	23,5

TOTAL		45 240,6	16 304,7	1 350	27 585,9

Value of retired shares in the sum of 16,304.7 thousand rubles as well as additional expenses on sale of the shares in the sum of 1,350 thousand rubles were charged to operating costs and shown in line 100 of the profit and loss statement. Proceeds from of sale made 45,240.6 thousand rubles and are reflected in line 090 of the profit and loss statement.

The following companies were liquidated: CJSC "Interelectrosvyaz", LLC CHOP "Zaschita" and OJSC "Aksay". The Company used reserve for impairment of investments which had been formed earlier at 100%.

In September 2005 "Kuzminov Stavtelecom" OJSC repurchased own shares constituting 19 % of the authorized capital. After re-registration charter capital of "Kuzminov Stavtelecom" OJSC decreased to 4,050 thousand rubles, and UTK's stockholding increased to 100 %, balance sheet value of the investment remaining the same (29,665 thousand rubles).

Investments under special partnership agreements

There are no investments in joint activity.

Loans given to other organizations

Loans given by the Company as of December 31, 2005:

Name of the borrower	Loan value	Maturity date	Interest rate per annum	Received security (name/value)
Long-term loans				
- OJSC "OK "Orbita"	40 500	According to schedule of payments till 26.12.2007	13 %	none
Total: (balance sheet account 144)	**40 500**			
Short-term loans				
- OJSC "OK "Orbita"	74 500	According to schedule of payments till 26.12.2007	13 %	none
OJSC "Svyazinvestmedia"	1 256	Upon presentation	5 %	none
LLC «Investment Projects»	4 707	Upon presentation	Interest-free	none
KKRTPTs	379	Monthly payments in the amount of 150,000 rubles till full repayment	Interest-free	none
Total: (balance sheet account 250)	**80 842**			

TOTAL:	121 342	-		-

Reappraisal of financial investments in 2005

In 2005 financial investment in AK “Sberbank” was adjusted according to its current market value, the financial result of 5,395 thousand rubles was charged to operating income.

Data on reserve for impairment of investments in 2005

Financial investments	Reserve as of 01.01.2005	Reserve created in 2005	Reserve funds used in 2005	Restitution of reserve in 2005	Reserve as of 31.12.2005
Total reserve including:					
CJSC "Interelectrosvyaz"	1 841		1 841		
AKB "Krasnodarbank"	1 580				1 580
OJSC "Aksay-2"	103				103
OJSC "Aksay"	86		86		
CHOP "Zaschita"	45		45		
OJSC "Concern Beto"	25				25
CJSC "Sfera-Incom"		40			40
CJSC "ZanElCom"		25			25
TOTAL	**3 680**	**65**	**1 972**	**-**	**1 773**

6.4. Deferred Tax Assets (Line 145 of Balance Sheet)

Deferred tax assets movement in 2005:

Balance as of 01.01.2005	225 519
established in reporting period according to deducted temporal differences	194 751
paid to decrease tax payments	(154 293)
written off at retirement of assets for which they were established	
balance as of 31.12.2005	**265 976**

6.5. Other intangible assets (line 150 of Balance sheet):

	As of 01.01.2005	As of 31.12.2005
Advances given for acquiring and creating of non-circulating assets	463 284	221 274
Expenses of future periods on buying out of property under leasing agreements		
Expenses of future periods on acquiring software products and data bases	1 234 875	1 438 667
Results of the completed research and development		

works , that showed good results		
TOTAL:	**1 698 159**	**1 659 941**

Software Oracle E-Business Suite

Expenses of future periods on acquiring software products and data bases include the Company's expenses on purchase and introduction of Oracle E-Business Suite (hereinafter – OEBS):

	As of 01.01.2005	As of 31.12.2005
Cost of Oracle E-Business licenses	545 296	545 296
Expenses on implementation	96 580	259 172
TOTAL:	**641 876**	**804 468**

In December 2005 the Company put into service in two branches the part of OEBS related to registration of non-circulating assets.

In 2005 the Company does not charge expenses on purchase and introduction of OESB included in expenses of future periods to operating expenses.

The Company will amortize the value of this software starting from the date of its full implementation over useful life of the licenses fixed at 10 years .

Full implementation of Oracle E-Business Suite software is expected in 2006-2008.

Software Amdocs Billing Suite

Expenses of future periods on acquiring software products and data bases include the Company's expenses on purchase of Amdocs Billing Suite:

	As of 01.01.2005	As of 31.12.2005
Cost of Amdocs Billing Suite licenses	524 517	524 517
Expenses on implementation	0	64 478
TOTAL:	**524 517**	**588 995**

This software was purchased for the purpose of implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

Amdocs Billing Suite software was supplied in December 2004 by LLC"IBM Eastern Europe/Asia", at which point the Company transferred its 18 ordinary promissory notes for the sum of 648,810 ths rubles.

As of 31 December 2005 the Company's accounts payable under ordinary promissory notes issued for security of payments amounted to 222,462 ths rubles. Full repayment of promissory notes issued is expected to be exercised by June 1, 2006.

The Company will start amortizing this asset starting from the date of software implementation proportionally to the cost of implemented modules over their useful life fixed at 10 years.

6.6. Inventories

Structure of raw material, materials etc. (line 211 of the balance sheet):

	As of 01.01.2005	As of 31.12.2005
Cable	258 742	220 537
Fuel	10 789	11 968
Spare parts	90 383	84 019
Materials given for processing to outsider organizations	13 766	4 923
Construction materials	170 863	100 215
Small tools	81 712	71 770
Other inventories	274 894	262 925
TOTAL:	**901 149**	**756 357**

6.7. Short-term accounts receivable from buyers and customers (line 241 of Balance sheet):

	Total receivables	Provision for impairment of receivables	Receivables excluding provision for impairment of receivables
As of 01.01.2005			
Receivables from individuals (for telecom services)	477 311	27 029	450 282
Receivables from social organization for tariff compensation of expenses connected with providing telecom services to privileged customers	627 533	322 048	305 485
Receivables from governmental customers for telecom services	102 150	26 573	75 577
Receivables from commercial organizations (excluding telecom operators)	132 363	28 523	103 840
Receivables from telecom operators for telecom services	102 863	15 257	87 606
Receivables from buyers and customers for non-core activities	28 274	7 879	20 395
Receivables for sold assets	11 468	35	11 433
Receivables from the state customer related to civil defense	51	0	51
TOTAL as of 01.01.2005:	**1 482 012**	**427 344**	**1 054 668**
As of 31.12.2005			
Receivables from individuals (for telecom services)	417 798	35 134	382 664
Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers	553 859	553 646	213
Receivables from governmental customers for telecom services	94 911	12 619	82 292
Receivables from commercial organizations (excluding telecom operators)	112 630	22 458	90 172
Receivables from telecom operators for telecom	135 092	25 154	109 938

services			
Receivables from buyers and customers for non-core activities	26 440	2 781	23 659
Receivables for sold assets	20 988	16	20 972
Receivables from the state customer related to civil defense	0	0	0
TOTAL as of 31.12.2005:	**1 361 718**	**651 808**	**709 910**

Since January 1, 2005 Article 47 of Federal Law «On Telecommunications» №126-FZ has come into force. This Article changed the order of providing certain benefits to privileged customers when telecom operators rendered telecom services to such customers at reduced cost and then received tariff compensation from the state budget. The new order obliges privileged customers to pay in full for telecom services provided with the subsequent reimbursement of their expenses by the state budget of a corresponding level.

Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers account for 40.7% of total accounts receivable from customers as of 31 December 2005 (vs.42.3% as of 1 January 2005).

In 2005 the Company recovered 101,236 thousand rubles of receivables from the state budget including 73,740 thousand rubles under court decisions. In 3-4 quarters of 2006 the Company plans to recover 246,522 thousand rubles more.

In December 2005 the Company made an assessment of the recoverability of these amounts from the state for tariff compensation of expenses connected with providing telecom services to privileged customers, and taking into consideration possible repayment of receivables under court decisions, accrued a provision for impairment of receivables in the amount of 553,646 thousand rubles or 99.9 % of total amount of receivables due from the state social organizations as of December 31, 2005.

6.8. Other receivables to be recovered within 12 months from the reporting date (lines 240-242 of Balance sheet)

	As at 01.01.2005	**As at 31.12.2005**
Taxes and fees	111 030	132 807
Social insurance	4 962	2 684
Wages and salaries	0	0
Advances distributed	704	650
Other operations of personnel	11 270	3 094
Other debtors:	85 555	356 531
- property and life insurance	143	1 157
- claims	3 586	67 704
- proceeds due to the Company	25 393	238 637
- investments	19 179	0
- other amounts due from subsidiaries and associates	0	0
- transactions with securities	3	0
- other	37 251	49 033
TOTAL:	**213 521**	**495 766**

6.9. **Authorized capital** (line 410 of the balance sheet):

The Company's authorized capital was 1, 297, 779,385 rubles composed of 2,960,512,964 ordinary shares and 972, 151, 838 preference shares with par value of 0.33 ruble each.

Shareholders	ordinary shares		preference shares	
	Number (shares)	**Par value**	**Number (shares)**	**Par value**
Legal entities, total:	2 662 998 633	0.33	736 270 750	0.33
including:				
- "Svyazinvest" OJSC	1 500 670 705	0.33	0	0.33
- Subsidiaries and associates	0	0.33	1 854	0.33
including:				
- shareholder 1 Limited Liability Company "FACTORIAL-99"	0	0.33	1 854	0.33
- other legal entities, total	1 162 327 928	0.33	736 268 896	0.33
including:				
- Closed Joint –Stock Company "Depositary And Clearing Company"	348 715 093	0.33	205 614 149	0.33
- Closed Joint –Stock Company "U B S NOMINEES"	337 381 288	0.33	172 448 557	0.33
Closed Joint –Stock Company Commercial bank "CITYBANK"	92 223 924	0.33	224 161 387	0.33
"ING BANK EUROASIA ZAO" Closed Joint –Stock Company	167 890 589	0.33	62 690 981	0.33
Commercial bank "J.P. MORGAN BANK INTERNATIONAL" Company with Limited Liability	69 710 646	0.33	33 640 000	0.33
Non-commercial partnership "National Depositary Center"	64 813 131	0.33	20 367 937	0.33
"DEUTSCHE BANK" COMPANY WITH LIMITED LIABILITY	35 643 488	0.33	0	0.33
Individuals, total:	297 514 331	0.33	235 881 088	0.33
- employees of the Company	156 546 036	0.33	105 296 949	0.33
- other	140 968 295	0.33	130 584 139	0.33
TOTAL:	**2 960 512 964**	**0.33**	**972 151 838**	**0.33**

As of 31 December 2005 all authorized shares were fully paid.

Preference shares do not grant the right to vote. They cannot be converted to ordinary shares. Annual dividend no less than 10 percent of the Company's net profit according to financial reporting is paid under preference shares.

6.9. Own shares re-purchased from shareholders (line 440 of Balance sheet)

As of December 31, 2005 the Company had no own shares repurchased from shareholders.

6.10. Profit distribution.

Planned 2005 profit distribution to be approved by the Annual General Shareholders' Meeting to be held in June, 2004.

	Amount
Capital before distribution of the reported year profit	
Authorized capital	1 297 779
Reserves	64 889
Additional capital	5 559 936
Retained earnings of past years	5 299 498
Retained earnings of the year under report	305 203
Total capital before the profit distribution:	**12 527 305**
Directions of the reported year profit distribution:	
creating reserves	
creating a special employees' fund for shareholding (if it is provided for by the Company's constituent documents)	
dividend payment	61 039
Results of the reported year profit distribution	**61 039**
Capital after profit distribution	
Authorized capital	1 297 779
Reserves	64 889
Additional capital	5 559 936
Retained earnings of past years	5 541 272
Total capital after profit distribution:	**12 463 876**
Decrease in capital after reported year profit distribution	**61 039**
Increase (decrease) in share capital with regard to retained profit of the reporting year (110 000- 100 000)	244 164

6.12. Dividends

In 2005 pursuant to the resolution of the General Shareholders' Meeting the Company declared dividend payment for the year, ended December 31, 2004 in the amount of 0. 00934 rubles per an ordinary share and 0. 02847 rubles per a preference share. Total amount of dividend payable amounted to RUR 55,328 ths.

Shares	Number (shares)	Dividend per one share (RUR)	Total amount of dividend (RUR)
Type A preference shares	972 151 838	0.02847	27 677 162,83
Ordinary shares	2 960 512 964	0.00934	27 651 191,08
TOTAL:	3 932 664 802	-	55 328 353,91

2005 dividends are not reflected in the attached financial reports. The dividends will be reflected as usage of retained earnings during the year ended December 31, 2006 after their approval by the Annual General Shareholders' Meeting.

6.13. Credits and Loans (lines 510 and 610 of Balance sheet): RUR

	Long-term		**Short-term**	
	01.01.2005	**31.12.2005**	**01.01.2005**	**31.12.2005**
Bank loans, total:	**6 296 802**	**3 675 277**	**4 046 302**	**3 539 747**
including:				
- Bank of Moscow	0	1 752 886	0	0
- AKB Sberbank	1 785 000	1 425 000	1 380 000	1 140 000
- Krasnodar branch of OJSC "Alfa-Bank"	632 070	0	753 419	938 714
- OJSC AKB "ROSBANK"	1 500 000	0	0	0
- CJSC International Moscow Bank	0	0	252 430	0
- «Vnesheconombank»	51 161	2 391	1 053 867	811 915
- OJSC Promstroybank	900 000	400 000	103 937	152 171
- Volgograd branch of OJSC "Alfa-Bank"	228 571	0	171 955	228 947
- OJSC "Vneshtorgbank"	1 200 000	95 000	0	268 000
- OJSC AKB Yug-bank	0	0	200 694	0
- OJSC Volgo-Caspian AB, Astrakhan	0	0	130 000	0
Bonds	**5 000 000**	**4 500 000**	**1 725 032**	**7 257 534**
OJSC AKB "ROSBANK"	3 500 000		1 662 997	4 077 600
CJSC "Investment company AVK"	0	4 500 000		500 000
NP "National Depositary Center"	0	0	62 035	87 277
LLC "Web-invest.ru"	0	0	0	1 092 657
LLC "Renaissance Broker"	1 500 000	0	0	1 500 000
Other borrowings, total:	**47 083**	**44 213**	**4 982**	**6 144**
Including:				
- Volgograd «Narodniy telefon» - interest-free loans from individuals till 2014	23 011	20 141	4 982	6 144
- Stavropol «Narodniy telefon»	24 072	24 072	0	0

- interest-free loans from individuals till 2011				
Promissory notes	**0**	**211 808**	**2 297 920**	**1 119 043**
- CJSC «RTC-INVEST»	0	0	1 105 000	0
- LLC Brokerage firm "North-Western investment center"	0	0	350 000	290 000
OJSC "Vneshtorgbank"	0	211 808	842 920	827 156
Nec Neva	0	0	0	1 887
Total:	**11 343 885**	**8 431 298**	**8 074 236**	**11 922 468**

In 1995-1996 Ministry of Finance of the Russian Federation granted the Company a long-term financing for buying telecommunication equipment from foreign suppliers. "Vnesheconombank" acted as the agent, crediting the Company on behalf of the government of the Russian Federation EURO was the currency of the contract. At the end of the year 2005 debt to "Vnesheconombank" amounted to 1,084,649 ths rubles (31,728,785 Euro). Principle debt was 637,608 ths rubles (18,651,678 euro) including long-term liabilities of 2,391 ths rubles (69,942 euro), short-term liabilities of 43,865 ths rubles (1,283,160 euro), overdue debt of 591,352 ths rubles (17,298,576 euro). As of 31 December 2005 interest debt amounted to 122,552 ths rubles (3,584,950 euro), Ministry of Finance commission – 54,147 ths rubles (1,583,936 euro), penalty interest – 270,343 ths rubles (7,908,221 euro). As of 31 December 2005 total amount overdue amounted to 1,036,116 ths rubles (30,309,098 euro). Interest is accrued at the fixed rate of 6.5% per annum and 2% per annum of the Ministry of Finance commission as of 31.12.2005. This credit is unsecured.

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Company concerning the repayment of debts overdue to Vnesheconombank valued at 973,610 thousand rubles (28,200,871 Euro) as of June 30, 2005.

Amount of the claim includes principle debt of 16,085,357 Euro; interest of 3,450,872 Euro; insurance commission for the benefit of the Ministry of Finance of Russia of 1,542,681 Euro; penalty interest of 7,121,961 Euro.

- on 09.02.2005 the Company concluded Credit Agreement №498 with the Krasnodar branch of Sberbank № 8619 for the sum of 196,000 thousand rubles. Maturity date is 26.07.2005. Interest rate is 10.0% per annum. The credit is unsecured.

- on 09.02.2005 the Company concluded Credit Agreement №499 with the Krasnodar branch of Sberbank № 8619 for the sum of 270,000 thousand rubles. Maturity date is 04.08.2006. Interest rate is 11.6% per annum. The security under the credit is telecommunications equipment for the sum of 280,775 ths rubles.

- on 29.03.2005 the Company concluded Credit Agreement №533 with the Krasnodar branch of Sberbank № 8619 for the sum of 410,000 thousand rubles. Maturity date is 25.09.2006. Interest rate is 11.6% per annum. The security under the credit is telecommunications equipment for the sum of 421,748 ths rubles.

- on 12.05.2005 the Company concluded Credit Agreement №562 with the Krasnodar branch of Sberbank № 8619 for the sum of 150,000 thousand rubles. Maturity date is 11.05.2010. Interest rate is 13,0% per annum. The security under the credit is telecommunications equipment for the sum of 172 , 679 ths rubles.

- on 11.07.2005 the Company concluded Credit Agreement №100003 with the Krasnodar branch of Sberbank № 8619 for the sum of 75,000 thousand rubles. Maturity date is 21.05.2010. Interest rate is 13.0% per annum. The security under the credit is telecommunications equipment for the sum of

98,178.3 ths rubles.

- on 27.07.2005 the Company concluded Credit Agreement №615 with the Krasnodar branch of Sberbank № 8619 for the sum of 100,000 thousand rubles. Maturity date is 27.03.2006. Interest rate is 11.0% per annum. The security under the credit is telecommunications equipment for the sum of 103,076 ths rubles. The credit was repaid in advance on 15.12.2005.

- on 28.07.2005 the Company concluded Credit Agreement №619 with the Krasnodar branch of Sberbank № 8619 for the sum of 96,000 thousand rubles. Maturity date is 28.03.2006. Interest rate is 11.0% per annum. The security under the credit is telecommunications equipment for the sum of 98,667 ths rubles. The credit was repaid in advance on 15.12.2005.

- on 09.02.2005 the Company concluded Credit Agreement №KRD/RK/007/05 with AKB Rosbank for the sum of 600,000 thousand rubles. Maturity date is 07.04.2005. Interest rate is 13.5% per annum. The credit is unsecured.

- on 03.02.2005 the Company concluded Credit Agreement №78914 d.s.2 with the Krasnodar branch of Alfa-bank for the sum of 105,000 thousand rubles. Maturity date is 03.05.2005. Interest rate is 12.5% per annum. The security under the credit is telecommunications equipment for the sum of 124,688 ths rubles.

- on 13.01.2005 the Company concluded Credit Agreement №79705 d.s.2 with the Krasnodar branch of Alfa-bank for the sum of 320,000 thousand rubles. Maturity date is 10.01.2006. Interest rate is 14% per annum. The security under the credit is telecommunications equipment for the sum of 625,093 ths rubles.

- on 21.02.2005 the Company concluded Credit Agreement №79831 with the Krasnodar branch of Alfa-bank for the sum of 150,000 thousand rubles. Maturity date is 19.08.2005. Interest rate is 12.0% per annum. The security under the credit is telecommunications equipment for the sum of 185,118 ths rubles.

- on 28.02.2005 the Company concluded Credit Agreement №79849 with the Krasnodar branch of Alfa-bank for the sum of 95,000 thousand rubles. Maturity date is 26.08.2005. Interest rate is 12.0% per annum. The security under the credit is telecommunications equipment for the sum of 114,784 ths rubles.

- on 05.05.2005 the Company concluded Credit Agreement №80079 with the Krasnodar branch of Alfa-bank for the sum of 105,000 thousand rubles. Maturity date is 05.05.2006. Interest rate is 12.6% per annum. The security under the credit is telecommunications equipment for the sum of 126,590 ths rubles.

- on 11.07.2005 the Company concluded Credit Agreement №80202 with the Krasnodar branch of Alfa-bank for the sum of 135,000 thousand rubles. Maturity date is 09.06.2006. Interest rate is 11.9% per annum. The credit is unsecured.

- on 28.01.2005 the Company concluded Credit Agreement №1767 d.s.2 with the Volgograd branch of Alfa-bank for the sum of 70,000 thousand rubles. Maturity date is 31.05.2005. Interest rate is 13% per annum. The credit is unsecured.

- on 19.01.2005 the Company concluded Credit Agreement №3109 with Yugbank, Krasnodar for the sum of 100,000 thousand rubles. Maturity date is 15.07.2005. Interest rate is 11% per annum. The security under the credit is telecommunications equipment for the sum of 105,555 ths rubles.

- on 31.10.2005 the Company concluded Credit Agreement №3285 with Yugbank, Krasnodar for the sum of 135,000 thousand rubles. Maturity date is 27.01.2006. Interest rate is 10.5% per annum. The security under the credit is telecommunications equipment for the sum of 144,130 ths rubles. The credit

was repaid in advance on 15.12.2005.

- on 12.05.2005 the Company concluded Credit Agreement №3180 with Yugbank, Krasnodar for the sum of 135,000 thousand rubles. Maturity date is 07.11.2005. Interest rate is 12% per annum. The security under the credit is telecommunications equipment for the sum of 144,130 ths rubles. The credit was repaid in advance on 18.10.2005.

- on 25.10.2005 the Company concluded Credit Agreement №71/05 with Vneshtorgbank, Krasnodar for the sum of 95,000 thousand rubles. Maturity date is 24.10.2007. Interest rate is 12% per annum. The security under the credit is telecommunications equipment for the sum of 112,675 ths rubles.

- on 09.03.2005 the Company concluded Credit Agreement №14/05 with Vneshtorgbank, Krasnodar for the sum of 168,000 thousand rubles. Maturity date is 30.07.2006. Interest rate is 12% per annum. The security under the credit is telecommunications equipment for the sum of 188,160 ths rubles.

- on 25.08.2005 the Company concluded Credit Agreement №05OKB/15/234-05 with Bank of Moscow for the sum of 2,000,000 thousand rubles. Maturity date is 25.08.2008. Interest rate is 12.5% per annum. The security under the credit is telecommunications equipment for the sum of 2,131,287 ths rubles.

- on 22.04.2005 the Company concluded Credit Agreement №R-5/05 with Promsvyazbank, Volgograd for the sum of 200,000 thousand rubles. Maturity date is 21.04.2006. Interest rate is 13.0% per annum. The security under the credit is telecommunications equipment for the sum of 228,854 ths rubles. The credit was repaid in advance on 15.12.2005.

- on 22.06.2005 the Company concluded Credit Agreement №R-6/05 with Promsvyazbank, Volgograd for the sum of 500,000 thousand rubles. Maturity date is 20.06.2008. Interest rate is 13.5% per annum. The security under the credit is telecommunications equipment for the sum of 574,806 ths rubles. The credit was repaid in advance on 15.12.2005.

- on 10.11.2005 the Company concluded Credit Agreement №06/05-219/k with Russian Industrial bank for the sum of 130,000 thousand rubles. Maturity date is 23.11.2005. Interest rate is 9.25% per annum. The credit is unsecured.

Bonds

During the put option held from 10 to 16 February 2005 holders of 02-series non-convertible interest-bearing documentary pay-to-bearer bonds exercised the right of earlier redemption. 1,092,657 bonds were redeemed for the sum of 1,092,657 ths rubles.

In December, 2005 the Company registered 04-series non-convertible interest-bearing documentary pay-to-bearer bond issue is for a total of RUR 5 bln, face value of each bond of the issue is RUR 1,000. The Bond issue provides for 16 coupon periods of 91 days each. Coupon interest rate for the first four is set at 10.5% per annum, the interest rate on remaining coupons is fixed at 10.0% per annum. Maturity date is the 1,274th day from the placement date which will be in December, 2009.

The decision to float the bond provides for the incremental repayment of the nominal value of each bond of the forth issue: on the 364th day from the starting date of placement – redemption of the first part – 10%, on the 546th day – redemption of the second part – 15%, on the 728th day – redemption of the third part – 10%, on the 910th day – redemption of the forth part – 15%, on the 1,274th day – redemption of the fifth part – 25%, on the 1,456th day – redemption of the last part – 25%. The nearest date of repayment of a part of the nominal value is December 14, 2006 (500,000,000 rubles). Date of the first coupon pay out is March15, 2006 (130,900,000 rubles).

The funds obtained from placement of the Company's 04-series bonds were used for debt optimization

and smoothing of the peak payments under the Issuer's liabilities as well as for optimization of the debt structure and its partial repayment .

In 2005 the Company did not make redemption of this bond issue and did not pay out income under this bond issue.

Promissory notes

In 2005 the Company issued 247 promissory notes for the amount of 2,574,938,389 ths rubles. Interest is charged at the rate of 0-24.65% per annum. The notes are to be redeemed in 2006-2007. The Company executed the following promissory notes sales and purchase agreements:

- with OJSC "Vneshtorgbank", Krasnodar for total sum of 1,038,964 ths rubles at the discount from 12.5% to 14% for the term of 1,5 years. The notes are to be redeemed in 2006-2007.

- LLC Brokerage office "North-Western investment center» for total sum of 290,000 ths rubles at the rate of 14.9%. The notes are to be redeemed in July-August 2006.

- CJSC "Mezhgorsvyazstroy" for repayment of debts for total sum of 155,861 ths rubles at the rate of 7%. Maturity date is 30.05.2006.

- CJSC "Yugsvyazstroy" for repayment of debts for total sum of 166,549 ths rubles at the rate of 0%. Maturity date is 01.04.2006.

- OJSC "Soyuz-Telefonstroy" for repayment of debts for total sum of 187,221 ths rubles at the rate of 5%. The promissory note was transferred to CJSC AKB "Promsvyazbank" and on 22.09.2005 at the bank's request was split up into 29 new notes having values from 2,221 ths rubles to 10,000 ths rubles at the discounts of 24.61% and 24.65% per annum. The notes were repaid on 18.11.2005.

- LLC "YuSKK" for repayment of debts for total sum of 709,4890 ths rubles at the rates of 5% and 7%. 440,499 ths rubles were repaid in 2005, the remaining part will be repaid in 2006.

- NPTs "Infosfera" for repayment of debts for total sum of 26,854 ths rubles at the rate of 0%. Maturity date is 01.06.2006.

Repayment schedule of long-term credits and loans as of December 31, 2005:

	Amount to be repaid
in 2007	3 424 868
in 2008	2 315 502
in 2009	2 577 012
in 2010	77 407
after 2011	36 508
TOTAL:	**8 431 297**

The Company 's expenses associated with obtaining and using loans and credits are charged to:

	2005	2004
- Operating costs	2 109 159	2 007 055
- Investments costs	11 509	44 868
TOTAL:	**2 120 668**	**2 051 923**

6.14. Deferred tax liabilities (line515 of Balance sheet)

Movement of deferred tax liabilities in 2005:

Balance as of 01.1.2005	493 472
Established in the reporting period for taxable temporary differences	453 269
repaid for increase in tax payment	(18 352)
written off at retirement of objects for which the temporal differences were established	
Balance as of 31.12.2005	**928 388**

6.15. Other long-term liabilities (line 520 of the balance sheet)

	As of 01.01.2005	As of 31.12.2005
Accounts payable to suppliers and contractors (trade payables)	3 769 156	3 220 316
Long-term part of tax liabilities	346	50
TOTAL:	**3 769 502**	**3 220 366**

Long-term accounts payable decreased by 549 ths rubles over 2004.

6.16. Accounts payable

Taxes payable (line 625 of the balance sheet):

	As of 01.01.2005	As of 31.12.2005
Value added tax	67 589	107 998
Income tax	63 586	375
Individual income tax	27 365	31 819
Property tax	157 537	171 062
Transport tax	440	541
Land tax	247	31
Imputed income tax	26	10
Resource use tax	1	0

Other taxes and fees	1 327	3 534
TOTAL:	318 118	315 370

Total tax payables decreased by 2,748 thousand rubles, mainly due to reduction of income tax payable owing to great volume of leasing payments that reduce taxable base for this tax. At the end of 2005 income tax payable has decreased by 63,211 thousand rubles (99.4 %) over the beginning of the year to 375 thousand rubles.

Value-added tax payable to the budget increased by 40,409 ths rubles (or by 59.8%) to 107,998 ths rubles as at 31.12.2005.

Individual income tax payable to the budget increased by 4,454 ths rubles (or by 16.3%) to 31,819 ths rubles as at 31.12.2005.

In 2005 0.53 % of taxes were paid in non-monetary form (vs. 5.76% in 2004)

Other accounts payable (line 626 of the balance sheet):

	As of 01.01.2005	**As of 31.12.2005**
Advances distributed	334	231
Payables to personnel for other operations	159	168
Payables to other creditors	324 587	302 970
Payables in relation to deposited money	2 065	1 138
Payables in relation to deferred value-added tax	130 005	124 918
Payables in relation to voluntary property and life insurance	14 692	1 189
Payables in relation to claims	89	129
Payables in relation to investments	0	0
Other settlements with subsidiaries and associates	0	0
Payables in relation to transactions with securities	0	0
Other settlements:	32 257	204 016
Including : with Non-commercial partnership «Center of research of telecommunication development problems»	8 873	27 930
Payables to universal service reserve	-	136 980
TOTAL:	504 188	634 759

Accounts payable increased by 130,571 thousand rubles over 2004, for the most part, due to occurrence at the end of 2005 of universal service payables in the amount of 136,980 thousand rubles reflected in the line "other settlements" of section 626 of Form №1. At the end of 2005 accounts payable to other creditors decreased by 21,617 thousand rubles (or 6.7 %) to 302,970 thousand rubles as of 31.12.2005. Payables in relation to deferred value-added tax decreased by 5,087 thousand rubles (3.9 %). Payables in relation to voluntary property and life insurance decreased by 13,503 thousand rubles (91.2 %) to 1,189 thousand rubles as of 31.12.2006. Other positions of line 626 «Other accounts payable» have not changed materially.

Payables to universal service reserve

In 2005 pursuant to the Law «On Telecommunications» and according to the procedure stipulated by the Decree of the Government of the Russian Federation N243 dated April 21, 2005 the Company made obligatory for telecom operators payments to a universal service reserve.

The size of payments is determined at the rate of 1.2 % of the difference between revenues received from telecom services provided in the public communication network and revenues from interconnection and traffic transit services provided in the public communication network and has made 136,980 thousand rubles (in 2004 there were no such payments).

In 2005 the Company did not transfer money to a universal service reserve.

6.17. Deferred income (line 640 of the balance sheet)

	As of 01.01.2005	**As of 31.12.2005**
Budgetary funds of target financing, total	323	2 108
including		
- civil defense	23	35
- preparedness activity and keeping of mobilization reserve	300	2 073
- budgetary funds in the form of money for other purposes		
- budgetary funds in other forms for other purposes		
Funds of target financing (apart from budgetary funds)	84 415	99 992
Deferred income, total	250 190	253 961
including		
- gratuitous earnings	248 334	251 742
- other deferred income	1 856	2 219
TOTAL:	334 928	356 061

Gratuitous earnings include communication lines given to subscribers free of charge.

7. Notes to essential items of profit and loss statement

7.1. Revenues from primary activity

Returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees):

	2005	**2004**
Long distance telephone calls, domestic and international	6 522 932	6 889 733
Local calls (urban and rural TNs)	7 510 428	6 403 099
Radio communication, radio and TV broadcasting, satellite communication	30 036	20 863

Wired radio broadcasting	177 170	174 521
Wireless radio broadcasting	6 592	9 080
Documentary services	159 133	168 121
New telecom services	1 257 852	762 836
Services for telecom operators	2 187 824	1 861 514
Other telecom services (core activities)	20 900	13 360
Other services (non-core activities)	260 237	44 9449
TOTAL:	**18 133 104**	**16 752 576**

Non-cash transactions (Commitments)

In 2005 some part of the Company's revenues from sale of goods, products, works, services was generated by commitments under agreements:

	2005	2004
Total number of organizations participated in non-cash transactions	46	54
Revenue from non-cash transactions – total including	**2 056 161**	**1 628 385**
OJSC «Rostelecom»	783 282	767 213
CJSC «Rostelegraph»	54 901	61 769
LLC «CTS»		42 934
LLC «Kubtelecom»	22 181	32 561
CJSC «Kuban-GSM»	1 512	13 491
CJSC «Tuapse-Svyaz»		11 719
CJSC «Stavtelecom»	46 173	21 717
CJSC «Stavtelesot»	582	9 696
CJSC «Intmashservice»	644	7 710
LLC «Yug-Giprosvyaz»	4 865	
LLC «YuSKK»	685 100	
CJSC «Telecom-S»	2 514	
CJSC «Yugsvyazstroy»	169 576	
LLC «Connect Plus»	1 223	
Total revenues from non-cash transactions – percent of total revenue	11,3%	9,7%
Total revenues from non-cash transactions with affiliated parties – percent of total revenue in the year under report	-	-

The Company determined the cost of provided services, fulfilled works, sold products according to standard commercial conditions.

7.2. Operating expenses

Expenses on sale of products, goods, provision of services, fulfillment of works:

	2005	2004
Wages and salaries	4 388 768	4 255 949
Social insurance	1 059 265	1 274 524
Depreciation and amortization	2 285 017	1 673 367
Material expenses	998 479	1 157 764
Electricity & energy costs	297 718	263 079
Payments to telecom operators (excluding OJSC "Rostelecom»)	515 91	411 366
Payments to telecom operators belonging to the holding	23 19	314
Payments to OJSC "Rostelecom»	2 045 695	2 042 722
Services of outsider organizations	1 151 208	1 138 950
Payments to a universal service reserve	136 980	-
Taxes	26 498	25 146
Development and research works	3 400	-
Other costs	1 178 905	1 162 316
TOTAL:	**13 952 363**	**13 405 497**

7.3 Other operating revenues and costs:

Structure of other operating revenues:

	2005	2004
Sale and disposal of other assets	82 025	442 579
Sale and disposal of PP&E	51 618	45 832
Joint activity	-	3 858
Increase in price of securities quoted in the market	5 395	-
Other operating revenues	9 997	44 955
including:		
Scrap metal and spare parts	120	148
Other operating revenues	500	149
Redemption of promissory notes	6 940	-
Bond placement	340	-
Tax reimbursement	190	-
Recovery of provision for impairment of securities	1 907	44 658

TOTAL:	149 035	537 224

Structure of other operating costs:

	2005	2004
Participation in other companies	1 927	38 056
Sale and other disposal of assets	78 215	169 545
Sale and other disposal of PP&E	12 1887	64 943
Provision for impairment of receivables	244 247	191 454
Provision for impairment of financial investments	-	103
Taxes	687 237	541277
Services of credit institutions	46 447	104 617
Joint activity	6 785	-
Other operating costs	66 634	83 752
including:		
Additional expenses for bond issue	36 145	65 267
Determination of credit quality	1 056	1 651
Security estimation	3 277	-
Deviation in price of bond placement	3547	-
Insurance of property under security	18 045	13 641
Appraisal of the equipment for sale	-	-
Support of securities	4 024	2 736
Other	540	457
TOTAL	**1 253 379**	**1 193 747**

7.4. Non-sales profits and losses:

Structure of non-sales profits:

	2005	2004
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received	2 049	2 157
Compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations	65 612	125 165
Profit of previous years revealed in the reporting year	55 025	94 865
Foreign exchange differences	4 208	10 213
Sum differences	20 714	23 748
Written-off accounts payable with expired term of	2 889	2 723

limitation of action		
Written-off deferred income	22 089	12 636
Property value based on inventory results	7 991	10 669
Effect of foreign exchange differences on debt to Vnesheconombank	109 652	67 315
Other	4 341	38 188
including:		
Compensation of expenses on ADR program	2 131	8 288
Receipt of written-off receivables	-	14 006
Investment fee	506	-
Tax reimbursements from tax authorities	45	6 639
After-evaluation in relation to Alfa-bank	-	4 384
Surplus		616
Drawback of state duties	365	1 299
other	1 294	2 956
	294 570	**387 679**

Structure of non-sales expenses:

	2005	2004
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received	57 189	62 599
Compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations	915	942
Losses of previous years revealed in the reporting year	80 513	85 689
Foreign exchange differences	1 401	8 123
Sum differences	11 896	14 103
Written-off accounts receivable	3 915	2 144
Decrease in property value based on inventory results	71	2
charity, sponsorship, cultural events expenses and other similar expenses	35 286	92 033
Membership fees to associations, non-commercial partnerships	29 369	1 278
Payments to employees not included in operating expenses	59 213	53 797
Preparedness activity and civil defense	31 666	28 715
Fines and penalties on taxes and fees	3 145	2 945
other	221 915	243 922
including:		
After-estimation of accounts payable	-	106 792
Social expenses	-	7 129
Financing of kindergarten	38 953	33 722
Expenses not increasing PP&E value	53 783	-

Non-production inventories	15 207	-
Rent of cottages	17 524	23 247
Registration, re-registration	14 630	7 449
Payment to professional unions	12 742	12 887
Written-off illiquid funds	10 227	-
Topographical survey, land measuring	14 318	-
Corporate expenses	2 247	13 110
Appraisal of design estimates	4 578	-
other	37 706	39 586
TOTAL:	**536 494**	**596 292**

7.5. Extraordinary profits and losses

Structure of extraordinary profits:

	2005	2004
Insurance money	2 651	1 064
Budgetary financing in case of emergency circumstances		
Wealth collect price after assets written-off	46	1
Other receipts in view of emergency circumstances	156	-
TOTAL:	2 853	1 065

Structure of extraordinary losses:

	2005	2004
Cost of lost inventories	3 966	36
Losses from write-off of PP&E	92	142
Expenses on liquidation of natural disaster consequences and other emergency circumstances	15 949	7 910
TOTAL:	**20 007**	**8 088**

7.6. Income tax expenses

In 2005 the Company determined the following components of income tax:

Description	Amount	Tax rate	Tax amount	Component of income tax
Book profit	701 875	24	168 450	Theoretical income tax (expense)/benefit

Temporal differences taxable:	1 812 154	24	434 917	**Deferred income tax liabilities**
including				including
- differences arisen	1 888 621	24	453 269	- deferred income tax liabilities created
- differences paid	76 467	24	18 352	- deferred income tax liabilities paid
- differences written off for retired objects				- deferred income tax liabilities written off for retired objects
Temporal differences deducted	168 575	24	40 458	**Deferred income tax assets**
including				including
- differences arisen	811 463	24	194 751	- deferred income tax assets created
- differences redeemed	642 888	24	154 293	- deferred income tax assets paid
- differences written off for retired objects				- deferred income tax assets written off for retired objects
Fixed differences taxable	1 661 275	24	398 706	**Fixed income tax liabilities**
Fixed differences deducted	710 350	24	170 484	**Fixed income tax asset**
Taxable base for income tax	9 221	24	2 213	**Current income tax**

The Company's 2005 income tax was:

Total	**(396 672)**
including	
- theoretical income tax charge	(168 450)
- fixed income tax liabilities	(398 706)
- fixed income tax assets	170 484

In the Company's profit and loss statement for 2005 the income tax charge comprised the following:

Total	**(396 672)**
including	
- current income tax	(2 213)
- Deferred income tax liabilities	(434 917)
- Deferred income tax assets	40 458

Fixed differences taxable causing adjustment of theoretical income tax, total	**1661275**
including *Wages and salaries* *Payments under the Collective agreement*	255 868

Other payments to employees	176 966
Losses of previous years	56 489
Financing of kindergarten	
Membership in non-commercial partnership	80 513
charity	38 954
Unified social tax	27 930
Value-added tax	
Expenses on auxiliary productions and services	25 623
Board of Directors and Auditing Commission	22 295
Payment to professional unions	21 106
Interest payable under credits	16 054
cultural events expenses	
Other differences	15 415
	12 788
	10 256
	9 571
	891 447
Fixed differences deducted causing adjustment of theoretical income tax, total	**710 350**
including:	
Wages and salaries	163 012
Participation in other companies	65 538
Retained earnings	62 009
Revenues from auxiliary productions and services	4 798
Other	414 993
Temporal differences taxable causing adjustment of theoretical income tax, total	**1 812 154**
including:	
Amortization of PP&E	133 305
Amortization of the equipment under leasing	285 962
Provision for impairment of receivables	391 740
Software and database expenses	8 954
Leasing payments excluding amortization	973 662

Other	18 531
Temporal differences deducted causing adjustment of theoretical income tax, total:	**168 575**
including:	
Revenues from participation in other companies	-213 242
Revenues from recovery of provision for impairment of receivables	204 024
Losses from base of transition period	-26 093
Losses from housing services	16 463
Reserve for annual leaves	213 990
Other	-26 567

7.7. Net profit of the reporting period

2005 "Net profit (loss) of the reporting period" is determined according to bookkeeping data and is based on the fact, that income tax expenses, deducted from pre-tax profit amount are recognized as the sum of theoretical income tax charge adjusted by the sum of fixed tax liabilities and assets.

In 2005 Profit and Loss Statement "Net profit (loss) of the reporting period") is calculated according to the fact, that income tax charge to be deducted from pre-tax profit amount is formed as the total of sums, reflected in the lines "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

7.8. Profit per one share

Base profit per a share reflects a part of the reported year profit charged to shareholders-owners of ordinary shares. Base profit is calculated as the ratio of base profit of the reported year to average weighted amount of ordinary shares outstanding during the reported year.

Base profit of the reported year equals to net profit (line 190 of Profit and Loss Statement) less 2005 preference shares dividends in the amount proposed by the Company's management but not approved by the Board of Directors as at the date of signing of 2005 financial reports, 2005 preference shares dividends in the amount of 10% of net profit proposed by the Board of Directors

During calculations of average weighted amount of ordinary shares outstanding during the reported year the shares, bought out from shareholders were deducted.

	2005	2004
Base profit for the reported year, RUR ths	274 687	213 593
Average weighted number of ordinary shares outstanding during the reported year, ths of shares	2 960 513	2 960 513
Dividend (base profit per a share), RUR	0.0928	0.0721

In 2005 the Company did not issue additional ordinary shares. The Company did not own securities either, issue conditions of which stipulated their exchange for additional number of ordinary shares,

and no event, connected with the increase of ordinary shares number occurred. Therefore the Company does not calculate watered profit per a share.

8. Affiliated persons

In the Explanatory note the Company gives the most essential information about affiliated persons. Full list of affiliated persons is attached in Appendix 2.

Parent Company

The Company is controlled by Open Joint-Stock Company "Svyazinvest" which owns 50.69% of the Company's common stock. The remaining 49.31% of common stock are distributed among legal entities (39.26%) and individuals (10.05%).

Revenues from sale of goods and services to affiliated persons

During the year under report the Company rendered service, sold own products to the following affiliated persons:

Name of the affiliated person	Relationship	Kind of sales	Method of operation price calculation	2005	2004
"VolgaTelecom" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	12	9
"Sibirtelecom" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	-	71
"North-Western Telecom" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	13	9
"CenterTelecom" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	3	24
"Central Telegraph" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	3 592	2 268
«Rostelecom» OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	649 246	636 126
"Armavirskiy zavod svyazi" CJSC	Control	Telecom services	Standard trade conditions	443	1 411
OJSC "OK"Orbita"	Control	Telecom services	Standard trade conditions	641	1 144
"Yugsvyazstroy" CJSC	Control	Telecom services	Standard trade conditions	3 324	12 958
OJSC "Kuzminov	Control	Telecom	Standard trade	57 450	83 706

Stavtelecom"		services	conditions		
LLC "Intmashservice"	Control	Telecom services	Standard trade conditions	2 435	2 353
CJSC TRK "Foton"	Control	Telecom services	Standard trade conditions	-	26
CJSC "Volgograd-GSM"	Major influence	Telecom services	Standard trade conditions	76 838	122 888
CJSC "ZanElCom"	Major influence	Telecom services	Standard trade conditions	317	593
CJSC "Karachaevo-CherkesskTeleSot"	Major influence	Telecom services	Standard trade conditions	-	9 328
CJSC "Stavropol sotovaya svyaz"	Major influence	Telecom services	Standard trade conditions	1 089	1 037
CJSC "TeleRoss-Volgograd"	Major influence	Telecom services	Standard trade conditions	37	379
"Teleross-"Kubanelectrosvyaz" CJSC	Major influence	Telecom services	Standard trade conditions	8 016	4 918
LLC "Yug-Giprosvyaz"	Major influence	Telecom services	Standard trade conditions	7 125	12 040
CJSC "Telekompania IR"	Major influence	Telecom services	Standard trade conditions	399	390
TOTAL:	**X**	**X**	**X**	**779**	**745**

Purchases from affiliated persons

In the reported year the following affiliated persons rendered service to the Company:

Name of the affiliated person	**Relationship**	**Kind of purchase**	**Method of operation price calculation**	**2005**	**2004**
"North-Western Telecom" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions		36
"Central Telegraph" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	2 319	754
«Rostelecom» OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	2 045 692	2 042 723
"Armavirskiy zavod svyazi" CJSC	Control	Supply of goods	Standard trade conditions	6 805	53 485
OJSC "OK"Orbita"	Control	Recreation services,	Standard trade conditions	24 635	34 849

		rent			
"Yugsvyazstroy" CJSC	Control	Construction services	Standard trade conditions	87 765	1 916 648
OJSC "Kuzminov Stavtelecom"	Control	Local and intercity communication services	Standard trade conditions	23 459	18 993
LLC "Intmashservice"	Control	Repair and maintenance of communication facilities	Standard trade conditions	79 998	67 342
CJSC TRK "Foton"	Control	Advertising services	Standard trade conditions		299
CJSC "Volgograd-GSM"	Major influence	Cellular services GSM-900MHz	Standard trade conditions	5 912	6 065
CJSC "Karachaevo-CherkesskTeleSot"	Major influence	Cellular services GSM-900MHz	Standard trade conditions	-	592
CJSC "Stavropol sotovaya svyaz"	Major influence	Cellular services AMPS-800MHz	Standard trade conditions	5	34 542
LLC "Yug-Giprosvyaz"	Major influence	Project engineering	Standard trade conditions	167 177	521 098
OJSC «Informatsionnie tekhnologii svyazi» («Svyazintek»)	Controlled by "Svyazinvest" OJSC	IT consulting and software development	Standard trade conditions	1 595	-
TOTAL:	**X**	**X**	**X**	**2 290 197**	**4 567 569**

Settlements with affiliated persons

As of 31 December 2005 the Company's accounts receivable from affiliated persons and payable to affiliated persons are the following:

Name of the affiliated person	Relationship	Kind of debt	2005	2004
Accounts receivable				
"Central Telegraph"	Controlled by	Telecom services	399	317

OJSC	"Svyazinvest" OJSC			
"Armavirskiy zavod svyazi" CJSC	Control	Supply of goods	39 547	1
OJSC "OK"Orbita"	Control	Telecom services	1 283	3 923
"Yugsvyazstroy" CJSC	Control	Telecom services	178 518	5 708
OJSC "Kuzminov Stavtelecom"	Control	Telecom services	1 160	1 075
LLC "Intmashservice"	Control	Telecom services	943	442
TO"Acsent" LLC	Control	Telecom services	59	
CJSC "Volgograd-GSM"	Major influence	Telecom services	5 220	825
CJSC "Kabardino-Balkarski GSM"	Major influence	Telecom services	-	57
CJSC "Karachaevo-CherkesskTeleSot"	Major influence	Telecom services		
CJSC "Stavropol sotovaya svyaz"	Major influence	Telecom services	342	149
"Teleross-"Kubanelectrosvyaz" CJSC	Major influence	Telecom services	14	31
LLC "Yug-Giprosvyaz"	Major influence	Telecom services	28 950	15 838
CJSC "ZanElCom"	Major influence	Telecom services	42	19
CJSC "Telekompania IR"	Major influence	Telecom services	2	10
NP «TsIPRT»	Controlled by "Svyazinvest" OJSC	Services of an agent	-	95 175
TOTAL:	**X**	**X**	**256 479**	**123 892**
Accounts payable				
"North-Western Telecom" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	1	3
"Central Telegraph" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	461	57
"Volgatelecom" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	14	
«Rostelecom» OJSC	Controlled by "Svyazinvest"	Telecom services	134 918	106 953

	OJSC			
"Armavirskiy zavod svyazi" CJSC	Control	Supply of goods		893
OJSC "OK"Orbita"	Control	Recreation services	114	64
"Yugsvyazstroy" CJSC	Control	Construction services	138 614	458 832
OJSC "Kuzminov Stavtelecom"	Control	Local and intercity communication services	493	586
LLC "Intmashservice"	Control	Repair and maintenance of communication facilities	3 325	1 177
CJSC "Volgograd-GSM"	Major influence	Cellular services GSM-900 MHz	812	946
CJSC "ZanElCom"	Major influence	Support of regional network IT systems	17	4
CJSC "Karachaevo-CherkesskTeleSot"	Major influence	Cellular services GSM-900MHz		264
CJSC "Stavropol sotovaya svyaz"	Major influence	Cellular services AMPS-800 MHz	1	3
CJSC "TeleRoss-Volgograd"	Major influence	Telecom services	3	2
"Teleross-"Kubanelectrosvyaz" CJSC	Major influence	Telecom services	56	-
LLC "Yug-Giprosvyaz"	Major influence	Project engineering	175 526	137 010
CJSC "Telekompania IR"	Major influence	Telecom services	186	-
CJSC TRK "Foton"	Major influence	Advertising services		350
NP «TsIPRT»	Controlled by "Svyazinvest" OJSC	Contributions		8 873
OJSC «Informatsionnie tekhnologii svyazi» («Svyazintek»)	Controlled by "Svyazinvest" OJSC	IT consulting and software development	638	
TOTAL:	**X**	**X**	**455 179**	**716 017**

Loans given by the Company to affiliated persons:

	2005	2004
Debt as of 1 January 2005	119 707	40 000
Loans given	-	174 707

Loans repaid in the reporting year	-	(95 000)
Debt as of 31 December	119 707	119 707

Loans to OJSC OK "Orbita" under novation agreements dated 28.12.2004 and 02.06.2005 were given at the rate of 13% per annum. In 2005 interest income of the Company under the given loans made 13,867 thousand rubles.

Remuneration paid to the members of the Board of Directors and Management Board

In 2005 the Company paid remuneration to the members of the Board of Directors and the Management Board for the total amount of 21,810 ths rubles (vs. 17,662 ths rubles in 2004). Other payments to the members of the Board of Directors and the Management Board amounted to 23,006 ths rubles (vs. 49,535 ths rubles). The list of the members of the Board of Directors and the Management Board of the Company can be viewed in the section "General information" of the present explanatory note.

9. State support

In 2005 4,745 thousand rubles were allocated to the Company from the state budget for maintenance of mobilization reserves and preparedness activity. 429 thousand rubles were allocated for other purposes.

10. Pension obligations

In 2005 the Company concluded agreement with non-government pension fund "Telecom-Soyuz" on maintaining the defined benefit pension plan. The Company makes fixed contributions to the pension fund in the amount set forth in the agreement with the pension fund.

Total amount of contributions paid by the Company to non-government pension fund "Telecom-Soyuz" in 2005 amounted to 119,349 ths rubles (vs. 61,074 ths rubles in 2004).

Total amount of contributions to be paid by the Company to non-government pension fund "Telecom-Soyuz" in 2006 was fixed at 95,228 ths rubles.

11. Contingencies

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Recent events within the Russian Federation suggest that the tax authorities are

taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at December 31, 2005, management believes that its interpretation of the relevant legislation is appropriate and that it is most likely that the Company's tax, currency and customs positions will be sustained. However, it is possible that in certain instances of interpreting the legislation requirements and assessing the relevant tax liabilities management of the Company may have assumed the position, which could subsequently be challenged by the government fiscal authorities as one lacking sustainable basis. The Company intends to defend its position on those issues. As at December 31, 2005, the financial statements do not contain adjustments which may become necessary due to these uncertainties and positions assumed by the Company.

Claims of fiscal authorities

In 2005 tax authorities raised significant claim against the Company in relation to calculation of revenues from interconnection and traffic transit services as a result of tax examination of the company's operations for the years 2001-2002. Total amount of the claim amounted to 1,053,846 ths rubles including 375,866 ths rubles of penalty claims.

The Company disagreed with the claim raised by tax authorities, brought the case before the court to contest tax authorities' claim. The first and second preliminary hearings of the case related to UTK's claim against Russia's Inter-regional Tax Inspectorate № 7 were held on January 30 and March 2, 2006 respectively. The Company received a notice on the third preliminary hearing of the case to be held on May 17,2006.

The Company's management estimates the probability of settle of the claim as high. However, future trends of such cases remain uncertain as no judicial practice exists for such cases at present.

Guarantees issued

In 2005 the Company acted as a Guarantor for third parties for a total sum of 26,629 thousand rubles (vs. 1,273,769 thousand rubles in 2004). The management of the Company does not expect occurrence of any essential obligations under these guarantees.

Legal Proceeding

During the year, the Company was involved in a number of court proceedings. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company except for the claim of the Ministry of Finance of the Russian Federation, Moscow. In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Company concerning the repayment of debts due to Vnesheconombank valued at 973,609 thousand rubles (28,200,871 Euro) as of 30 June 2006 (see also Note 6.16).

Payments to universal service reserve

According to the procedure stipulated by the Decree of the Government of the Russian Federation N243 dated April 21, 2005 telecom operators are obliged to make obligatory payments to a universal service reserve based on the results of each quarter at the rate of 1.2 %. In 2005 the Company did not transfer money to a universal service reserve. However, in 2005 the industrial regulatory documents did not describe the mechanism of calculation or revision of the size of such deductions, which means a risk for the Company associated with wrong determination of the size of deductions to a universal service reserve (see also Note 6.16).

Licenses

Decree of the Government of the Russian Federation № 87 of February 18, 2005 «On statement of the list of telecom services to be included in licenses, and lists of licensing conditions» determines the list of telecom services to be included in licenses as well as lists of licensing conditions.

Taking into consideration that new requirements on interconnection and construction of public switched telephone network, traffic transit and rendering local, intra-zone, inter-city and international communication services as well as mobile services will have a material effect on realization of some licensing conditions included in the licenses issued prior to 01.01.2004, the Company submitted an application to Rossvyaznadzor in November, 2005 to make changes in the licensing conditions.

Licensing department of Rossvyaznadzor executed additions to licenses and in February, 2006 "UTK" PJSC obtained additions to the following licenses: № 24056, № 24060, № 24059, № 24057, № 23899.

12. Subsequent events

Dividends

The amount of annual dividend per one share will be approved by the General Shareholders' Meeting to be held in June, 2006. The Company's management proposed the Board of Directors to recommend the General Shareholders' Meeting to approve 2005 dividends in the amount of 0.01031 rubles per one ordinary share and 0.03139 rubles per one preference share (in 2004 – 0.00934 rubles and 0.02847 rubles respectively) that makes 61,041 ths rubles (vs. 55,328 ths rubles in 2004). After annual dividends are approved, they will be reflected in 2006 financial statements.

Staff cuts

In 2006 the Company plans to dismiss 1,441 employees (of average number on payroll). As of December 31, 2005 822 employees including 171 retirement pensioner have been notified about their dismissal. Payments to these employees for the period from January to February of 2006 have made 4,605 thousand rubles.

The Company cannot make sound estimation of forthcoming payments to other staff to be reduced in 2006.

New provisions of the Federal Law "On Telecommunications"

A number of statutory acts stipulated by Federal law № 126 «On Telecommunications» become effective since 1 January 2006:

- Decree of the Government of the Russian Federation № 161 dated 28.03.2005 approving «Rules on interconnection of telecommunication networks and their interaction»;
- Decree of the Government of the Russian Federation № 310 of 18.05.2005 approving «Rules on provision of local, intra-zone, intercity and international telephone communication»;
- Decree of the Government of the Russian Federation № 241 of 21 April 2005 «On organization of the provision of universal communication services»;
- Order of the RF Telecommunication Ministry № 97 of 08.08.2005 «Requirements on construction of public switched telephone network»;
- Order of the RF Telecommunication Ministry № 98 of 08.08.2005 «Requirements on the traffic transit procedure in public switched telephone networks».

Operator having a significant status in public communications network

According to Orders of Federal service for communications supervision № 39 of 21.10.05, №№ 40 and 31 of 24.10.05, № 52 of 22.12.05 the Company has been included in the Register of operators having a

significant status in public communications network.

An operator having a significant status in public communications network is obliged to render interconnection and traffic transit services to any telecom operator asking for them on a non-discriminatory basis. Any denial of an operator having a significant status in public communications network to make an interconnection agreement is not acceptable except for the cases when telecommunication networks interconnection and interaction contradict the licensing terms or statutory acts which regulate the Russian Federation uniform telecommunication network structure and operation.

Prices of interconnection and traffic transit services shall be identical for all telecom operators, except for the cases when the law and other statutory acts stipulate privileges to separate categories of users.

2006 changes in interaction with OJSC «Rostelecom»

Prior to January 1, 2006, under issued Addition №XX to the License for provision of local, intra-zone telephone services, the Company rendered domestic and international long-distance services on its own behalf. Thus the money transferred to the Company's accounts as payment for the specified services, was considered the Company's revenues.

DLD and ILD services were provided using technical means of the Company in the public switched telephone network under the interconnection agreement with Rostelecom. According to the agreement OJSC "Rostelecom" and "UTK" PJSC provided each other with services of DLD and ILD traffic transit.

The Company billed its customers for ILD services provided according to tariffs established by OJSC "Rostelecom", and tariffs for DLD services were established by the Russia Anti-Monopoly Ministry.

In 2006 interaction between the Company and OJSC "Rostelecom" is subject to change. DLD and ILD services will be provided by Rostelecom. Payments from customers for DLD and ILD services provided will be considered revenues of Rostelecom.

The Company will bill customers for DLD and ILD services provided for and on behalf of Rostelecom.

In 2006 in connection therewith the Company concluded a combined agreement with Rostelecom (containing both elements of an agency contract and a contract of provision of services) according to which "UTK" PJSC undertakes to provide OJSC "Rostelecom" with the following services:

- processing a subscriber order for DLD and ILD services according to both urgent and order service systems;
- billing of DLD and ILD services;
- preparation, formation and storage of necessary documents and book accounts;
- agency services on collection of payments from subscribers and on information service on behalf and at the expense of OJSC "Rostelecom";
- work with claims and delivery of documents.

In addition the Company concluded a new version of the interconnection agreement with OJSC "Rostelecom" according to which the Company will render traffic transit services to OJSC "Rostelecom" and receive interconnection service from OJSC "Rostelecom" allowing to make DLD and ILD connections and to transmit data to users of interconnected communication networks.

Traffic transit services will jointly have the following meanings:

- zone termination of a call on an interconnected operator's network;
- zone termination of a call on the Company's network;
- zone initiation of a call;
- zone initiation of a call from an interconnected operator's network.

Tariffs for interconnection and traffic transit services are regulated by the state.

In 2006 the Company faces the following tasks as a zonal telephone operator:

- change of the existing scheme of communication and switching of all operating networks of the connected operators according to their status («long-distance operator», «zonal operator», «local operator», «Data transmission operator»);
- providing customers with an opportunity to choose a long-distance operator;
- ensuring calculation of the traffic of the interconnected operators from the first second of making a connection;
- regulation of price structure for interconnection and traffic transit services;
- change of contractual relationship with subscribers.

In addition telecom operators will be obliged to bring their networks to conformity with the requirements of statutory acts on construction of communication networks and traffic transit.

2006 changes in interaction with interconnected operators

According to the statutory acts effective since January 1, 2006, settlement procedure between interconnected has essentially changed too.

Prior to January 1, 2006 settlements for interconnection and traffic transit services were of an one-way character. Interconnected operators received a share of revenues from DLD and ILD, intra-zone services depending on the degree of their participation in technological process of the services' provision.

After January 1, 2006 settlements for interconnection and traffic transit services at rendering all kinds of telephone services have a mutual character and include the following kinds of payments: payment for organization of a connection point; payment for using a connection point; payment for every minute of traffic transit.

Thus, alongside with revenues from interconnection and traffic transit services the Company bears additional expenses on payments to operators for organization of connection points, usage of connection points and traffic transit through an operator's network.

In order to implement all the abovementioned works the Company will need significant additional capital investments.

In addition, tariffs on interconnection and traffic transit services are regulated by the state. Accordingly, the order of their formation is also determined by a corresponding regulating body.

Provision of universal communication services

"UTK" PJSC took part in the biddings on provision of universal services in Rostov and Astrakhan regions, announced by the Ministry for information technologies and communication. The biddings included universal services provided from payphones and universal services of data transmission and Internet access provided from public access centers. According to the requirements of Article 57 of Federal law «On Telecommunications» 2 lots on universal services provided from payphones and 2 lots on universal services of data transmission and Internet access provided from public access centers were put up for bidding in the Astrakhan region. 11 lots on universal services provided from payphones and 5 lots on universal services of data transmission and Internet access provided from public access centers were put up for bidding in the Rostov region.
The investment component as well as operating costs of universal services provision were taken into account (in view of a 15%-economic efficiency) at making calculations for participation in the bidding. Revenues were calculated on the basis of average revenue per unit and number of payphones and public access centers.
Results of the biddings have not been summed up yet.
Biddings in other regions will be held at the end of 2006. "UTK" PJSC plans to take part in all of them. In this connection, according to the decision of the Coordinating council №8 of 16.02.06 all the

Company's branches make preliminary estimations of participation parameters and determine priorities for the Company.

Changes in the procedure of interaction with OJSC "Rostelecom" and with interconnected operators as well as provision of universal services will require significant additional capital investments. In 2006 the Company plans to allocate 323 million rubles for the specified purposes. A total of 670 million rubles is planned to be invested by the Company in 2006-2008.

Telecommunication tariffs

According to the Decree of the Government of the Russian Federation №627 of 19.10.2005 tariffs on interconnection and traffic transit services rendered by operators having a significant status on the public switched communication network are subject to state regulation. These tariffs will be regulated by Rossvyaznadzor as agreed with the RF Federal service for tariffs.

In November, 2005 the Company submitted application to Rossvyaznadzor with the proposal to approve tariffs calculated on the basis of 2005 prices. These tariffs have not been approved by Rossvyaznadzor due to absence of approved Methodology of calculation of economically justified expenses and normative profit. But Rossvyaznadzor permitted the Company to establish tariffs itself till the Federal service for communication supervision approves limit prices for interconnection and traffic transit services Tariffs for interconnection and traffic transit services have been approved by the Order of the General director. At present these tariffs are applied at renewal of contracts on interconnection and interaction with telecom operators.

According to Order of the RF Telecommunications Ministry № 637 of 24.10.2005 Rossvyaznadzor should establish tariffs on interconnection and traffic transit services prior to 01.04.2006, but due to the fact that the Methodology of calculation of economically justified expenses and normative profit has not been not approved till now, the Company estimates the probability of non-observance of the terms specified in the Order as high.

At the end of December, 2005 the Federal service for tariffs of Russia approved compensation charge at the rate of 0.64 rubles per one minute used in tariffs on local and intra-zone initiation of a call at making DLD and ILD connections. This extra charge has been applied since January 1, 2006 allowing operators to cover the losses from rendering regulated services of local telephony.

Pursuant to the Decree of the Government of the Russian Federation №637 of 24.10.2005, the Company submitted proposals on obligatory tariff plans for individual subscribers to the RF Federal service for tariffs: time-based payment system, subscriber fee payment, mixed system of payment. The tariff plans have been developed in view of existing system of the payment, active tariffs and data on talking activity of the Company's subscribers. The suggested tariff plans are supposed to be introduced in the localities having technical opportunity of local calls accounting. If there is no technical opportunity of local calls accounting, it is proposed to leave active tariffs without changes using monthly subscriber fee. At present the Federal service for tariffs has not approved the tariff plans for local services.

Cancellation of payment for incoming calls

Federal law "On making amendment to Article 54 of FL "On Telecommunications" № 32-FZ of 03.03.2006 provides for cancellation of payment for incoming calls to mobile telephone sets and introduction of fees for outgoing calls from fixed telephone sets to mobile ones. The new version of the law is to come into force from July 1, 2006.

When the specified amendments become effective, the Russia Federal service for tariffs will establish tariffs on intra-zone calls to mobile subscribers for telecom operators whose services are regulated by the state. Then the Company will make additional agreements to contracts with mobile operators on payment for termination of calls on their networks.

Therefore, in the second half of 2006 the Company expects to receive additional revenues from intra-zone telephone services. But the Company will incur additional expenses on payments for termination

of calls on the networks of mobile operators.

Influence of new telecommunications rules on 2006 financial reporting

In opinion of the management new telecommunications rules will have material effect on the Company's revenues and costs, however, at present the Company cannot estimate the effect of these changes on its financial position and performance results.

Value-added tax

Federal law N 119-FZ of July 22, 2005 introduced amendments in chapter 21 of the Tax Code of the Russian Federation effective since January 1, 2006 which set the date of determination of tax base for value-added tax at realization (transfer) of goods (works, services) as the earliest of the two dates:

- date of shipment (transfer) of the goods (works, services),
- date of advanced payment, partial payment for forthcoming delivery of goods (execution of works, provision of services), transfer of property rights.

Borrowings

During the call option held from 9 to 15 February 2005 holders of 02-series non-convertible interest-bearing documentary pay-to-bearer bonds (UTK-02 ob., ISIN RU000A0AUUT0) exercised the right of earlier redemption. The bonds submitted for redemption from 2 to 8 February were redeemed for the sum of 217,595,924 rubles (including 65,924 rubles of accumulated fifth coupon income). The Company fulfilled all its obligations in full and in time set by the decision on the bond issue. AKB "Rosbank" acted as UTK's agent on redemption of 02-series bonds.

According to the Decision on 03 series bond issue (Minutes N 39 of 28 June 2005), the third coupon was callable from April 3 to 7, 2006. The call option was to be exercised on 14 April 2006 but holders of UTK series 03 bonds failed to use their right to submit series 03 bonds for the redemption .

on 22.02.2006 the Company concluded Agreement №05OKB/15/33-06 on opening the credit line with AKB "Bank of Moscow" for the sum of 200,000 thousand rubles. Maturity date is 21.02.2007. Interest rate is 7.5% per annum. The credit is unsecured.

on 27.02.2006 the Company concluded Credit Agreement №11/06 with Vneshtorgbank, Krasnodar for the sum of 160,000 thousand rubles. Maturity date is 26.05.2006. Interest rate is 9.75% per annum. The credit is unsecured.

on 13.03.2006 the Company concluded Credit Agreement №13/06 with Vneshtorgbank, Krasnodar for the sum of 150,000 thousand rubles. Maturity date is 08.09.2006. Interest rate is 10.25% per annum. The credit is unsecured.

On 23.01.2006 according to the agreement on termination of obligations by novation the Company issued a promissory note for LLC 'Yug-Giprosvyaz" for the sum of 88,748 ths rubles at the discount of 7% per annum. Maturity date is upon presentation but not earlier than on 23.01.2007.

CEO ______________ /Romsky G.A./

Chief Accountant ______________ /Rusinova T.V./

Appendix 3

Quarterly financial statements of the Issuer for the 1st quarter of 2006

BALANCE SHEET

As of **31 March 2006**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

Legal address: **66, Karasunskaya Str., Krasnodar, 350000, Russia, tel: (861) 253-80-22**

	Codes		
Form No.1 under OKUD	0710001		
Date (year, month, day)	2006	03	29
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		
Date of approval	30.04.2006		
Date dispatched (received)	02.05.2006		

ASSETS	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	624	528
Fixed assets		120	120	32,818,296	32,327,396
Capital investments		130	130	3,151,042	3,113,210
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	**140**	556,799	555,899
including: investments in subsidiaries			141	466,403	466,403
investments in associates			142	28,590	28,590
investments in other companies			143	21,306	21,306
Other long-term financial investments			144	40,500	39,600
Deferred tax assets		145	145	265,976	250,791
Other non-current assets		150	150	1,659,941	1,693,626
Total for section I		190	**190**	38,452,678	37,941,450
II.CURRENT ASSETS					
Inventories		210	**210**	1,021,628	987,374
including: raw materials, materials and other similar values		211	211	756,357	734,157
expenditures in work-in-process (turnover costs)		213	213	,	,
finished products and goods for resale		214	214	27,758	27,292
shipped goods		215	215	,	,
deferred expenses		216	216	237,512	225,924
other inventories and expenses		217	217	1	1
Value added tax on acquired values		220	220	1,879,956	1,581,449
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	16,978	15,668
including: buyers and customers		231	231	,	,

advances distributed			232	,	,
other debtors			233	16,978	15,668
Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1,285,829	2,123,469
including: buyers and customers		241	241	709,910	1,388,273
advances distributed			242	80,929	213,852
other debtors			243	494,990	521,344
Short-term financial investments		250	250	80,842	81,363
Monetary funds		260	260	729,217	147,070
Other current assets		270	270	668	654
Total for section II		290	**290**	5,015,118	4,937,047
BALANCE (sum of lines 190+290)		300	**300**	43,467,796	42,878,497

LIABILITIES	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1,297,779	1,297,779
Additional capital		420	420	5,559,936	5,550,039
Capital reserves		430	430	64,889	64,889
Own shares redeemed from the shareholders		411	440		
Retained earnings (uncovered losses) of previous years		470	460	5,604,701	5,614,598
Retained earnings (uncovered losses) of the year under report		470	470	X	324,811
Total for section III		490	**490**	12,527,305	12,852,116
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	8,431,298	7,667,987
Including: credits			511	3,675,277	3,123,775
loans			512	4,756,021	4,544,212
Deferred tax liabilities		515	515	928,388	1,006,384
Other long-term liabilities		520	520	3,220,366	2,846,780
Total for section IV		590	**590**	12,580,052	11,521,151
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	11,922,468	12,197,228
Including: credits			611	3,539,748	3,603,254
loans			612	8,382,720	8,593,974
Accounts payable,		620	**620**	5,470,758	5,269,712
including: suppliers and contractors		621	621	4,009,617	3,168,974
advances received		625	622	308,717	306,574
Wage arrears		622	623	143,066	154,183
Indebtness to state out-of-budget funds		623	624	59,223	69,315
Tax liabilities		624	625	315,376	365,885
Other creditors		625	626	634,759	1,204,781
Dividends payable to		630	630	30,067	27,463

participants (founders)					
Deferred income		640	640	356,061	352,579
Reserves for upcoming expenses		650	650	581,085	658,248
Other short-term liabilities		660	660		
Total for section V		690	**690**	18,360,439	18,505,230
BALANCE (sum of the lines 490+590+690)		700	**700**	43,467,796	42,878,497

Availability statement of valuables recorded on off-balance accounts

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	736,336	724,484
including those under leasing		911	911	2,391	5,627
Inventories accepted for custody		920	902	63,096	44,684
Goods accepted for commission		930	903	6,163	5,549
Bad debts charged to losses		940	904	140,177	140,989
Obligations and payments collaterals (security) received		950	905	3,647	85
Obligations and payments collaterals (security) given		960	906	11,366,215	10,055,165
Depreciation of housing stock		970	907	10,234	10,283
Depreciation of objects equipped with external modern services and utilities and other similar objects		980	908	1,750	1,836
Payments for telecom services			909	149,520	144,845

Statement on the net assets value

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	12,883,366	13,204,695

CEO ____________ G.A. Romsky
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)

PROFIT AND LOSS STATEMENT

For the 1 st quarter of 2006

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.2 under OKUD	0710002		
Date (year, month, day)	2006	03	29
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	4,117,562	4,290,401
including that from the sales: of communication services			011	3,915,676	4,230,682
Cost of sold goods, products, works and services		020	020	(2,877,060)	(3,246,695)
Including that of communication services			021	(2,740,673)	(3,211,464)
PROFIT (LOSS) FROM SALES (LINES 010 -020)		050	**050**	1,240,502	1,043,706
II. Operating income and expenses Interest receivable		060	060	5,797	1,985
Interest payable		070	070	(543,221)	(621,224)
Income from participation in other organizations		080	080	152	383
Other operating income		090	090	4,686	23,137
Other operating expenses		100	100	(227,397)	(391,905)
III. Income and expenses from sources other than sales Income from sources other than sales		120	120	46,524	90,818
Expenses for purposes other than sales		130	130	(83,771)	(65,314)
PROFIT (LOSS) BEFORE TAXES (LINES 050+060-070+080+090-100+120-130)		140	**140**	443,272	81,586
Income tax charges (lines -151+/-152+/-153) including			**150**	(117,880)	(85,149)
Deferred tax liabilities		142	151	(77,996)	(38,525)
Deferred tax assets		141	152	(15,185)	2,509
Current income tax charge		150	153	(24,699)	(49,133)
PROFIT (LOSS) FROM NORMAL ACTIVITIES (lines 140-150)			**160**	325,392	(3,563)
IV. Extraordinary income and expenses Extraordinary income			170	377	370
Extraordinary expenses			180	(958)	(7,520)
NET PROFIT (RETAINED PROFIT (LOSS) OF THE PERIOD UNDER REPORT) (LINES 160+170-180)		190	**190**	324,811	(10,713)
FOR REFERENCE Income tax conditional expense (profit)			201	(106,246)	(17,865)
Fixed tax liabilities		200	202	(20,213)	(107,871)

Fixed tax assets		200	203	8,579	40,587

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base equity income (loss)			301	X	X
Watered equity income (loss)			302	X	X

Explanation of profit and loss items

Description	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	271	(13,689)	430	(142)
Profit (loss) of previous years		402	12,522	(23,572)	22,209	(25,526)
Compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations		403	295	(93)	360	(255)
Foreign exchange differences		404	247	(295)	2,130	(318)
Allocations to evaluation reserves		405	665	(14,633)		(167,250)
Written-off accounts receivable and payable		406	1,162	(93)	536	(625)

CEO ____________ G.A. Romsky
(signature) (name)

Chief Accountant_______ __T.V. Rusinova
(signature) (name)

Appendix 4

The Provisions on
Accounting Policy of "Southern Telecommunications Company" PJSC for 2006

INTRODUCTION

These Provisions on Accounting Policy of the Company have been developed in compliance with the requirements of the laws of the Russian Federation.

For the purposes of these Provisions, Accounting Policy of the Company means the aggregate of the accounting methods selected by it, grounded and disclosed for various users – primary observation, cost measurement, current grouping and summary generalization of the operation facts – aimed at obtaining financial and managerial information as prompt, complete, impartial and reliable as possible.

In the cases where the standard accounting regulation system of the Russian Federation did not provide for an accounting method for a certain issue, the respective accounting method was developed during the development of the accounting policy by the Company, proceeding from the active Provisions on accounting.

Being the basis of the accounting system, the Company's accounting policy must ensure the following:

- observing the fundamental principles of accounting, such as completeness, timeliness, caution, priority of content over form, consistency, rationality;
- observance of the general requirements for accounts and reports: completeness, essentiality, neutrality, comparability, commensurability;

- reliability of reports prepared by the Company;
- unity of the methods used in organizing and keeping accounts in the Company on the whole and in its subdivisions;
- Efficacy and flexibility of the accounting system's response to changes in the conditions of financial and economic operations, including those stipulated by changes in legislative and standard acts;

Alongside with the general obligatory requirements and rules, these Provisions take into account some peculiarities of a telecommunications company:

- availability of bylaws regulating accounting process from the viewpoint of the specific character of the industry;
- availability of many structural units, which, in a number of cases, are situated far from the Company's General Directorate's location;

The Provisions consistently describe the accounting methods that were adopted when the accounting policy was being prepared and which essentially influence the estimation and the taking of decisions by interested users of accounts and reports and without the knowledge of using which it is impossible to estimate the financial standing, cash flow or financial results of the Company's business.

The accounting methods selected by the Company when this Accounting policy was formed are approved by the Order of the Company's General Director and are applied starting from 1st January 2006.

All persons having to do with deciding the issues covered by the accounting policy shall be guided by these Provisions in their activities:

- Management of the Company;
- managers of branches and structural units in charge of organization and status of accounting in the units headed by them;
- workers of services and departments in charge of timely preparation and revision of standard and reference information and in charge of bringing it to the notice of executive units;
- workers of all services and units in charge of timely submission of source documents to the accountants' office;
- workers of the accountants' service in charge of timely and quality performance of all accounting operations and making up of reliable reports of all kinds;
- other employees.

The accounting policy has been prepared for the year 2006 and is not subject to changes, except for the following cases:

- changes in the legislation of the Russian Federation or statutory acts on accounting;
- development of new accounting methods in the Company;
- essential changes in the operation conditions as a result of re-organization, change of owners, or change of the areas of business, etc.

All and any amendments introduced to the text of the Provisions on the Company's Accounting Policy shall be considered by the Company's Management Board and approved by the General Director of the Company.

Any changes in the accounting policy shall take effect starting from 1st January of the year (start of the fiscal year) following the year of its approval.

Responsibility for observance of the methodology shall rest with the Chief Accountant of the Company.

---

1 For the purpose of this document the Company's subdivisions mean (unless otherwise specified) the regional branches and structural units.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General data on the Company

The Company's Charter provides for the following fields of activities:

The basic areas of the Company's business are:

- development and operation of telecommunications

  - local and intra-zone telephone communication services;
  - provision of long-distance domestic and international telephone communication services;
  - cellular radiotelephone communication services;
  - mobile radio communication services of ALTAY type;
  - personal radio paging services;
  - provision of radial and zonal network services (trunking);
  - broadcasting of sound programs via wired radio network
  - services of leasing of physical circuits, communication channels and communication paths including broadcasting channels;
  - telematic services (including Internet, e-mail, information resource access, information/inquiry, Telefax,Comfax and Burofax services, message processing, voice message, speech information transmission, audio conference, video conference);

- data transmission services;

  - telegraph communication services (including the "Telegram" service and the AT/Telex network services);
  - intelligent services;
  - TV on-air and cable broadcast services, services of additional data transmission and broadcast of TV and sound programs;
  - realization of satellite communication;

- verification of measuring units;
- making TV programs;
- measures on protection of data considered a state secret, a communication secret or any other registered secret;
- Design and construction of industrial and social objects, houses, their reconstruction and major repairs;
- working out design estimates of the subjects of building, major repairs and reconstruction and their approval in a prescribed order;
- provision of engineering services including execution of permits;
- development of investment programs and feasibility studies;
- technical inspection of building and assembly jobs;
- organization of building control;
- architectural engineering;
- design, engineering and construction of communication facilities;
- design of engineering networks and systems;
- execution of building and assembly jobs including digging;
- construction of outside engineering networks and equipment;
- construction of internal engineering systems;
- installation of communication equipment;
- town planning works;
- design of buildings and facilities of the I or II levels of responsibility according to national standard;
- Engineering survey for construction of buildings and facilities of the I or II levels of responsibility according to national standard;
- production of certain building materials, elements and products;
- execution of building and assembly jobs, construction of communication facilities;
- operating dangerous production divisions, operating gas equipment;
- organization and provision of complex protection of public interests from unlawful encroachments;
- organization and provision of economic security;
- organization and provision of an integrated system of data protection;
- issue of certificates for electronic signatures, registration of holders of electronic signatures, provision of services related to usage of electronic signatures and certification of genuineness of electronic signatures;
- preventive measures and fire-fighting (training, standard technical works);
- installation, repair and maintenance of fire protection systems;
- development of anti-fire measures, scientific and technical consulting on fire protection;
- design, installation, repair and maintenance of fire protection and signaling systems;
- provision of observance of legal regulations on protection of labor;
- training and examination of the company's executive officers and specialists on the questions related to protection of labor;
- measuring of health parameters of workplaces;
- purchasing and marketing including retail and wholesale trade, barter trade with domestic and foreign companies of different titles of ownership as well as with individuals;
- sale of fuel and lubricating materials;
- purchasing, production, processing and selling of products of agriculture, fishery, beekeeping, cattle-breeding, poultry keeping;

- technical maintenance and repair of communication equipment and computers;
- testing equipment for its certification;
- training of personnel in the sphere of communications and informatics;
- provision of scientific and technical, informational, leasing, intermediate, advertising, consumer and other services to enterprises, firms, organizations and individuals;
- creation and assignation of scientific and technical documentation including software, technologies, video films, polygraphic models;
- recovery of networks and communication facilities after failures and damage;
- priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;
- actions to provide communication services in emergency situations;
- implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;
- provision of expert and consulting services;
- usage of transport;
- provision of motor and tractor services;
- transportation of goods by own transport units;
- provision of transport and forwarding services;
- polygraphic activity, printing of blanks, directories, information bulletins and other printing production (after obtaining a license in accordance with a prescribed by current legislation order);
- organizing and conducting exhibitions, conferences and presentations;
- keeping kindergartens, tourist centers, pioneer camps and canteens;
- provision of medical services including sanatorium treatment;
- development and implementation of technical systems, automated workplaces, data banks and bases, expert and "intelligent" equipment, local and computer systems;
- external economic links including export-import operations;
- provision of warehousing services;
- underwater technical works.

The Company has three management levels:

- General Directorate of the Company;
- branches;
- structural units.

1.2. Organizational principles of accounting services

The term **"accounting service"** denotes the aggregate of structural units and officers, which collect, process and analyze primary information and prepare reports on this basis for various groups of users.

The term **"specialized accounting service"** denotes the Company's structural unit, which collects, processes and groups information in the consolidated registers of analytical and synthetic accounting and makes records on the accounts. Depending on the level of the organizational structure, a specialized accounting service may comprise accounting department, taxation department, consolidated financial accounting department, etc.

Functional services (for example, line and cable plant, transportation department, customer service department, logistics department, etc.) collect and process primary information for its further registration in the accounting system.

On each management level, the accounting service is responsible for collecting and processing information to provide such data for the users which enable them to develop, substantiate and make decisions on their management level and to provide the superior management bodies with such information which enables them to develop, substantiate and make decisions on a higher management level.

The Provisions on the Accounting Principles regulate distribution of powers and responsibilities among accounting services at each of three management levels (vertically) and inside each management level (horizontally). These Provisions determines structure, functions and tasks of specialized and functional accounting services. Allocation of responsibilities and relations between specialized and functional accounting services are regulated by the Provisions on the Accounting Principles and the Paperwork System Regulations.

Accounting and supervising is the responsibility of the Company's accounting service headed by the chief accountant. The Company's accounting service comprises the accounting departments of divisions, headed directly by the chief accountants of these divisions. The functions of the central accounting department are performed by the accounting department of the General Management of the Company.

1.2. Paperwork procedure and primary records processing technology

At the Company, the paperwork rules, procedures and schedules and the primary records processing technology, including:

- primary records creation method;
- primary records verification method;
- method and timeframe for the transfer of primary records for reflecting them in accounting records;
- method for the transfer of documents to the archive,

are regulated by the Paperwork System Regulation.

The Company uses the uniform forms of primary records approved by the State Statistics Committee of Russia.

Those financial and economic operations for which no uniform forms are provided are documented using the internal forms of primary records (including those included in the Paperwork System Regulation) which are contained in the internal paperwork system regulation and include mandatory details provided by Federal Law "On Accounting" No. 129-FZ of November 21, 1996.

The right to sign primary records is provided by internal organizational directive documents.

1.3. Procedure of organizing and carrying out the inventorying of property and obligations

All property of the Company, regardless of its location, and all kinds of obligations are liable to inventorying.

The Company carries out the inventorying subject to the following dates:

- fixed assets, at least once in two years, as of 31st October of the year under review;
- intangible assets, on the annual basis, as of 30th November of the year under review;
- unfinished capital construction and other capital investments, on the annual basis, as of 31st October of the year under review;

• raw materials, materials, precious metals, equipment to install, semi-finished products, goods, finished products at warehouses, on the annual basis, as of 31st October of the year under review;
• work in process, on the quarterly basis, as of the end of the quarter under review;
• deferred incomes and prepaid expenses, on the annual basis, as of 31st December of the year under review;
• funds on accounts with bank institutions, on the annual basis, as of 31st December of the year under review;
• cash in hand, at least once a quarter;
• long-term financial investments, on the annual basis, as of 31st December of the year under review;
• short-term financial investments, monetary instruments, on the quarterly basis, as of the end of the quarter;
• settlements in respect of accounts receivable from buyers and customers (account No.62) and doubtful debt reserves regarding accounts receivable from buyers and customers – on a quarterly basis as of the end of the quarter under report, settlements with other debtors (accounts 60 and 76) – annually as of 31st December of the year under report;
• settlements with creditors -communications operators-, on the quarterly basis, as of the end of the quarter, with other creditors , on the annual basis, as of 31st December of the year under review;
• settlements on taxes and duties payable to the budget and off-budget funds, on earmarked financing, on the annual basis, as of 31st December of the year under review;
• intra-company settlements, at least once a quarter;
• settlements with the personnel, accountable persons, on the quarterly basis, as of the end of the quarter;
• reserves for contingent liabilities, reserves for depreciation of investments in securities, reserves for impairment of material assets, on the annual basis, as of 31st December of the year under review.

To carry out the inventorying, standing inventorying commissions are set up on the level of the General Management of the Company and Managements of regional branches, the composition of which is approved:

• for the General Management of the Company, by the Director General of the Company;
• for Regional Branches - by the Director of the branch.

The detailed procedure of organizing and carrying out the inventorying of property and obligations of the Company is determined in the Regulation on the Inventorying of Assets and Liabilities and Measures for Ensuring the Preservation of Assets.

1.5. Preparation of accounting reports of the Company

The accounting reports of the Company are prepared subject to the procedure and timeframe provided by Federal Law "On Accounting" No. 129-FZ of November 21, 1996 and other statutory acts of the Russian Federation regulating accounting procedures.
The accounting reports of the Company are formed by the accounting department of the General Management of the Company based on the summarized information on the property, liabilities and activity results with account taken of the information provided by the accounting departments of the Regional Branches. The accounting departments of the Regional Branches form the reports based on the data provided by the divisions.
The accounting reports are prepared using the forms developed by the Company with account taken of the recommendations contained in the relevant normative documents.

1.6. Working chart of accounts of the Company

All divisions of the Company keep accounting records using the single working chart of accounts (Annex 1).

The use of the Single Chart of Accounts, including the distribution of competence for keeping accounts and sub-accounts among accounting services of different management levels of the Company, is regulated by the Instructions for Applying the Single Chart of Accounts.

2. METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY

2.1. Intangible assets accounting

The amount of amortization charges for intangible assets is determined on the monthly basis at the rates calculated based on their original cost and useful life under the straight-line method.

The expected useful life of intangible assets is determined by an ad hoc commission at the time of their acceptance and approved by the Director General of the Company.

Intellectual properties are depreciated on a straight-line basis by the accumulation of amortization charges on account 05 “Amortization of intangible assets”.

2.2. Fixed assets accounting

No fixed assets revaluation is to be carried out in 2006.
The amortization of fixed assets is charged under the straight-line method based on the initial or replacement cost (in case revaluations were carried out) of the fixed asset and the amortization rate calculated according to the useful life of this asset.

The useful life is determined by the commission for groups of fixed assets at the time of acceptance and is approved by the Director General of the Company.

For the acquired fixed assets, which were formerly in use, the useful life is determined according to the periods of actual use and the intended period of use of these fixed assets at the Company.

Fixed assets worth not more than 10,000 rubles a piece as well as books, brochures and other publications acquired on and after January 1, 2002 are written off to production expenses (selling expenses) as they are issued for production or use, using account 02 “Amortization of fixed assets”. To ensure the preservation of these assets in production or use, the Company exercises the proper supervision of the flow of these assets on account 01 “Fixed assets”.

Finished facilities to be used as fixed assets are classified as non-circulating assets until their use begins.

The actually used real properties for which capital investments were completed, relevant primary records of acceptance were prepared and documents were transferred for the state registration are put on the accounting records as fixed assets on a separate sub-account.

Expenses on all kinds of repairs are included in the prime cost of the accounting period in which they were made. No reserve is created for future expenses on the repairs of fixed assets.

2.3. Inventories accounting

The actual prime cost of inventories is formed in the accounting records of the Company using accounts 15 “Procurement and acquisition of tangibles” and 16 “Deviation in the cost of tangibles”.

Accounting records of inventories on accounts 10 “Materials” and 41 “Goods” are kept at accounting prices.

Inventories (raw materials, materials, goods) are put on the accounting records at the accounting price, which is understood as follows:
• where inventories are acquired for payment, as the supplier’s price in accordance with the supply (sale) contract;

• where inventories are produced by the organization itself, as the amount of actual production-related expenses;
• where inventories are contributed to the authorized capital of the Company, as the monetary valuation agreed on by the participants of the Company subject to the Law "On Joint-Stock Companies";
• where inventories are received by the organization under a donation agreement or free of charge, or obtained as the result of retirement of fixed assets and other property, as the current market value as of the date of acceptance for accounting purposes;
• where inventories are received under contracts providing for the fulfillment of obligations (payment) in the non-monetary form, as the cost of the assets transferred or to be transferred by the Company2.

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2 The cost of the assets transferred or to be transferred by the Company is based on the price at which under comparable circumstances the Company usually determines the cost of similar assets. In case it is impossible to establish the cost of the values transferred or to be transferred by the Company, the cost of the inventories received under contracts providing for the fulfillment of obligations (payment) in the non-monetary form is determined based on the cost at which similar inventories are acquired under comparable circumstances.

The transportation and procurement expenses and expenses for making materials fit for use for the purposes envisaged at the Company are placed on account 16 "Deviations in the cost of materials" regardless of the share of transportation and procurement expenses or the ratio of deviations to the accounting cost of material.

Goods in retail trade, placed on account 41.02, are reflected in the accounting records at the selling prices.

Expenses for procuring and delivering to the Company's warehouses the goods intended for sale through the retail and wholesale network are included in the circulation costs.

Accounting records of finished products are kept at the actual prime cost of production without using account 40 "Output of products (works, services)".

The reusable items, which it is inexpedient to refer to fixed assets regardless of the useful life because the item accounting is not rational, are classified as inventories. Such items include stationery, dishes, petty implements and working tools.

Special garments and special tools acquired by the organization are accepted for accounting purposes in the amount of actual acquisition expenses and placed on the debit of account 10 "Materials".

Special garments and special tools worth not more than 10,000 rubles a piece regardless of the useful life as well as special garments and special tools with the useful life not exceeding 12 months regardless of the cost are written off to the expense accounts in full as they are issued for use.

Special garments and special tools worth more than 10,000 rubles a piece with the useful life exceeding 12 months are placed on accounts 10-09-04 "Special garments in use" and 10-09-05 "Special tools in use" after they are issued for use, and their cost is amortized in equal portions during the useful life.

The retired inventories are valued under the following methods:

According to the average cost, by determining the actual prime cost of the material at the time of its issue (**sliding valuation**), the average valuation being calculated using the quantity and the cost of materials as of the beginning of the month and all receipts before the issue:
• raw materials;
• materials;
• finished products;
• goods for resale
• precious metals.

2.4. Procedure of translating foreign currency-denominated assets and liabilities

Cash in hand and at bank, monetary and payment instruments, short-term securities, funds in settlements (including those on loan obligations) with legal entities and individuals, balance of earmarked financing from the budget or foreign sources within the framework of technical or other aid to the Russian Federation in accordance with agreements (treaties) denominated in foreign currency are translated into rubles as at the date of the foreign currency operation and also as at the reporting date.

2.5. Revenue formation

For the revenues accounting purposes, the ordinary activities of the Company are divided into primary and non-core ones.

The primary activities are ones connected with the provision of communications services. All other activities are non-core.

The ordinary activities are as follows:
primary activities:
• **urban telephone services**
- provision of access to the city telephone network;
- provision of local telephone connection (call) for the fixed communications subscribers in the urban area (provision of the subscriber's line for use in the urban area; local traffic transit);
- provision of local telephone connection from the city payphone;
- provision of direct lines and connection lines for use;
- other services of the city telephone network (connection, re-execution of documents, etc.)

• **rural telephone services**
- provision of access to the rural telephone network;
- provision of local telephone connection (call) for the fixed communications subscribers in the rural area (provision of the subscriber's line for use in the rural area; local traffic transit);
- provision of local telephone connection from the village payphone;
- provision of direct lines and connection lines for use;
- other services of the rural telephone network (connection, re-execution of documents, etc.)

• **national and international telephone services**
- provision of national and international telephone connection;
- provision of national telephone connection using a payphone;
- provision of international telephone connection using a payphone;
- provision of national and international channels for use;
- other national and international telephone services (conferences, maintenance, etc.)

• **documentary electrical communications services**
- national telegrams;
- international telegrams;
- provision of telegraphic channels for use;
- subscriber's telegraphing;
- data transmission services;
- telematic services;
- newspaper page transmission;
- other documentary electrical communications services;

• **radio communications services;**
• **radio broadcasting services;**
• **TV services;**
• **Internet services;**
• **wired broadcasting services**
- use of subscriber's radio socket;
- provision of access to the wired broadcasting network;
- other wired broadcasting services;

• **wireless radio communications services**
- personal radio call services (paging);
- cellular communications services;
- other wireless radio communications services

non-core activities:
- lease of the Company assets;
- transportation services;
- production of telecommunications facilities;
- trading services;
- public catering;
- construction-related services;
- information and computation services;
- publishing (directories, newspapers);
- information services;
- educational services;
- security services;
- intermediary (agency, commission) services;
- power access services;
- intermediation;
- consumer services;
- recreational, touring and hotel services;
- advertising;
- other activities meeting above criteria.

Revenues other than revenues from ordinary activities are classified as other revenues.

2.5. Incomes formation

For the incomes accounting purposes, the ordinary activities of the Company are divided into primary and non-core ones.

The primary activities are ones connected with the provision of communications services. All other activities are non-core.

The ordinary activities are as follows:

primary activities:

• **urban telephone services**
- provision of access to the city telephone network;
- provision of local telephone connection (call) for the fixed communications subscribers in the urban area (provision of the subscriber's line for use in the urban area; local traffic transit);
- provision of local telephone connection from the city payphone;
- provision of direct lines and connection lines for use;
- other services of the city telephone network (connection, re-execution of documents, etc.)

• **rural telephone services**
- provision of access to the rural telephone network;
- provision of local telephone connection (call) for the fixed communications subscribers in the rural area (provision of the subscriber's line for use in the rural area; local traffic transit);
- provision of local telephone connection from the village payphone;
- provision of direct lines and connection lines for use;
- other services of the rural telephone network (connection, re-execution of documents, etc.)

• **national and international telephone services**
- provision of national and international telephone connection;
- provision of national telephone connection using a payphone;
- provision of international telephone connection using a payphone;
- provision of national and international channels for use;
- other national and international telephone services (conferences, maintenance, etc.)

• **documentary electrical communications services**

- national telegrams;
- international telegrams;
- provision of telegraphic channels for use;
- subscriber's telegraphing;
- data transmission services;
- telematic services;
- newspaper page transmission;
- other documentary electrical communications services;

• **radio communications services;**
• **radio broadcasting services;**
• **TV services;**
• **Internet services;**
• **wired broadcasting services**

- use of subscriber's radio socket;
- provision of access to the wired broadcasting network;
- other wired broadcasting services;

• **wireless radio communications services**

- personal radio call services (paging);
- cellular communications services;
- other wireless radio communications services

non-core activities:

- lease of the Company assets;
- transportation services;
- production of telecommunications facilities;
- trading services;
- public catering;
- construction-related services;
- information and computation services;
- publishing (directories, newspapers);
- information services;
- educational services;
- security services;
- intermediary (agency, commission) services;
- power access services;
- intermediation;
- consumer services;
- recreational, touring and hotel services;
- advertising;
- other activities meeting above criteria.

Incomes other than incomes on ordinary activities are classified as other incomes.

2.6. Expenses formation

For the expenses accounting purposes, the ordinary activities of the Company are divided into primary and non-core ones.

Accounting records of expenses are kept separately as to kinds of services, works and products, which are the objects of calculation.

For distribution purposes of primary activities, the Company uses the method of expenses accounting by production processes.

A **production process** means an unambiguously determined activity (sequence of steps or an aggregate of functions and tasks) not limited by time and having a distinct result.

To distribute expenses by the objects of calculation, the processes are divided into principal production processes, auxiliary production processes and joint processes.

The **principal production processes** are ones performed directly for communications services.

The **auxiliary production processes** are ones necessary for the principal and joint processes and indirectly connected with communications services.

The **joint production processes** are ones necessary for the principal production processes but not connected with communications services.

The **expenses distribution bases** are the actual in-kind data of the Company's production activity, the set of which is determined in the Expenses Accounting Regulation.

All expenses relating to the primary activities are indirect, i.e. are to be distributed between the objects of calculation and are taken into account as to production processes.

Expenses on primary activities are reflected in accounts 30 "Principal production processes" and 31 "Auxiliary production processes".

Expenses relating to the non-core activities are reflected in accounts 23 "Auxiliary productions", 29 "Ancillary productions and units" and 44 "Selling expenses" by kinds of activities.

The full prime cost of the services provided, works performed, products manufactured is calculated without the separation of management and commercial expenses.

Expenses on joint production processes are reflected in account 32 "Joint production processes".

Expenses collected on account 31 "Auxiliary production processes" are distributed between the principal and joint production processes on accounts 30 "Principal production processes" and 32 "Joint production processes" according to the distribution bases data provided by production services in the end of the accounting period.

Expenses collected on account 30 "Principal production processes" are distributed to account 20 "Principal production" as to the objects of calculation (services) according to the distribution bases data provided by production services in the end of the accounting period as well as to account 33 "Equipment use expenses" as to the kinds of equipment of a conditional digital network prepared by the engineering services on the annual basis. Expenses are distributed by the types of equipment according to the calculated data of the engineering services on the involvement of equipment in principal production processes.

Expenses collected on account 33 "Equipment use expenses" are distributed to account 20 "Principal production" as to the objects of calculation (services) according to the data of the engineering services on the intensity and duration of use of each kind of equipment in the provision of a specific service, which are calculated in the beginning of each year or in case of substantial changes in the communications network topography.

To calculate the prime cost of services, works, products relating to non-core activities, the actual expenses on the services provided, works finished and products manufactured and transferred to the warehouse, which expenses are collected on accounts 23 "Auxiliary productions" and 29 "Ancillary productions and units" are written off to account 43 "Finished products" (in case finished products are issued), relevant accounts of production processes (in case services are provided or works performed for the primary activities) or account 90 "Sales", sub-account 90-04 "Prime cost of sales on ancillary activities" (in case services (works) are provided (performed) for outside parties). The balance of the debit of accounts 23 "Auxiliary productions" and 29 "Ancillary productions and units" reflects the cost of the balance of work in process.

Expenses referred to account 32 "Joint production processes" are written off in the end of the accounting period to accounts 20 "Principal production" pro rata the expenses referred to the relevant accounts.

Expenses for providing communications services, collected on account 20 "Principal production" by the kinds of services, are fully written off in the end of the accounting period to account 90 "Sales", sub-account 90-02 "Prime cost of sales (on primary activities)" with analytical records of the objects of calculation (services).

The method of accounting and calculating the prime cost of products (works, services) relating to non-core activities is established by the Company on its own as recommended by the industry instructions applicable to the industries to which the non-core activity relates.

The expenses of ancillary productions and units on their activities (sale, free transfer, services for other divisions of the Company) are distributed in proportion to direct expenses.

The cost of fixed assets worth up to 10,000 rubles a piece, written off to production (selling) expenses, is recognized as expenses of a tangible nature as these fixed assets are issued for production.

2.7. Prepaid expenses accounting

Prepaid expenses are such expenses which are recognized in the accounting period but cannot be included in the prime cost of sold services, works, products of this accounting period, for example:

• expenses for launching new productions or products before the facts of sale;
• expenses on future vacation pays;
• license expenses;
• property insurance expenses;
• expenses for acquiring software and databases under contracts of sale or barter, unless these assets meet the conditions for intangible assets;
• expenses on the early purchase of property under leasing contracts;
• other expenses.

The prepaid expenses are to be evenly written off using the relevant coverage sources during the period to which they relate. In case it is impossible to determine with certainty the period during which the expense must be written off, such period is established by an ad hoc commission and approved by the order of the Director General or the authorized person.

For reporting purposes, the expenses for acquiring software and databases as well as expenses on the early purchase of property under leasing contracts are classified as other non-circulating assets.

2.6. Expenses formation

For the expenses accounting purposes, the ordinary activities of the Company are divided into primary and non-core ones.

Accounting records of expenses are kept separately as to kinds of services, works and products, which are the objects of calculation.

For distribution purposes of primary activities, the Company uses the method of expenses accounting by production processes.

A **production process** means an unambiguously determined activity (sequence of steps or an aggregate of functions and tasks) not limited by time and having a distinct result.

To distribute expenses by the objects of calculation, the processes are divided into principal production processes, auxiliary production processes and joint processes.

The **principal production processes** are ones performed directly for communications services.

The **auxiliary production processes** are ones necessary for the principal and joint processes and indirectly connected with communications services.

The **joint production processes** are ones necessary for the principal production processes but not connected with communications services.

The **expenses distribution bases** are the actual in-kind data of the Company's production activity, the set of which is determined in the Expenses Accounting Regulation.

All expenses relating to the primary activities are indirect, i.e. are to be distributed between the objects of calculation and are taken into account as to production processes.

Expenses on primary activities are reflected in accounts 30 "Principal production processes" and 31 "Auxiliary production processes".

Expenses relating to the non-core activities are reflected in accounts 23 "Auxiliary productions", 29 "Ancillary productions and units" and 44 "Selling expenses" by kinds of activities.

The full prime cost of the services provided, works performed, products manufactured is calculated without the separation of management and commercial expenses.

Expenses on joint production processes are reflected in account 32 "Joint production processes".

Expenses collected on account 31 "Auxiliary production processes" are distributed between the principal and joint production processes on accounts 30 "Principal production processes" and 32 "Joint production processes" according to the distribution bases data provided by production services in the end of the accounting period.

Expenses collected on account 30 "Principal production processes" are distributed to account 20 "Principal production" as to the objects of calculation (services) according to the distribution bases data provided by production services in the end of the accounting period as well as to account 33 "Equipment use expenses" as to the kinds of equipment of a conditional digital network prepared by the engineering services on the annual basis. Expenses are distributed by the types of equipment according to the calculated data of the engineering services on the involvement of equipment in principal production processes.

Expenses collected on account 33 "Equipment use expenses" are distributed to account 20 "Principal production" as to the objects of calculation (services) according to the data of the engineering services on the intensity and duration of use of each kind of equipment in the provision of a specific service, which are calculated in the beginning of each year or in case of substantial changes in the communications network topography.

To calculate the prime cost of services, works, products relating to non-core activities, the actual expenses on the services provided, works finished and products manufactured and transferred to the warehouse, which expenses are collected on accounts 23 "Auxiliary productions" and 29 "Ancillary productions and units" are written off to account 43 "Finished products" (in case finished products are issued), relevant accounts of production processes (in case services are provided or works performed for the primary activities) or account 90 "Sales", sub-account 90-04 "Prime cost of sales on ancillary activities" (in case services (works) are provided (performed) for outside parties). The balance of the debit of accounts 23 "Auxiliary productions" and 29 "Ancillary productions and units" reflects the cost of the balance of work in process.

Expenses referred to account 32 "Joint production processes" are written off in the end of the accounting period to accounts 20 "Principal production" pro rata the expenses referred to the relevant accounts.

Expenses for providing communications services, collected on account 20 "Principal production" by the kinds of services, are fully written off in the end of the accounting period to account 90 "Sales", sub-account 90-02 "Prime cost of sales (on primary activities)" with analytical records of the objects of calculation (services).

The method of accounting and calculating the prime cost of products (works, services) relating to non-core activities is established by the Company on its own as recommended by the industry instructions applicable to the industries to which the non-core activity relates.

The expenses of ancillary productions and units on their activities (sale, free transfer, services for other divisions of the Company) are distributed in proportion to direct expenses.

The cost of fixed assets worth up to 10,000 rubles a piece, written off to production (selling) expenses, is recognized as expenses of a tangible nature as these fixed assets are issued for production.

2.7. Prepaid expenses accounting

Prepaid expenses are such expenses which are recognized in the accounting period but cannot be included in the prime cost of sold services, works, products of this accounting period, for example:
• expenses for launching new productions or products before the facts of sale;
• expenses on future vacation pays;
- discount on note and bonded loans
• license expenses;
• property insurance expenses;
• expenses for acquiring software and databases under contracts of sale or barter, unless these assets meet the conditions for intangible assets;
• other expenses.

The prepaid expenses are to be evenly written off using the relevant coverage sources during the period to which they relate. In case it is impossible to determine with certainty the period during which the expense must be written off, such period is established by an ad hoc commission and approved by the order of the Director General or the authorized person.

Expenses related to the acquisition of software products and databases shall be written off to current expenses starting from the first day of the month following the month of the start of their use for the manufacture of products, performance of jobs or provision of services or for the Company's managerial needs

Expenses for certification and licensing shall be written off through respective cover sources starting from the first day of the month following the month of the start of licenses and certificates validity.

For reporting purposes, expenses for acquiring and introducing software and databases to be written off after 12 months after the reporting date are recognized as other non-current assets.

2.8. Accounting of settlements

Non-monetary settlements are reflected in the accounting records separately, using account 76.15.

The long-term debts payable and receivable are transferred to the short-term debts at the time when according to the contract the debt is due in 365 days.

For reporting purposes, advances of the capital nature are recognized as other non-current assets.

2.9. Accounting of credits and loans received

The long-term debts on credits and loans received are referred to the short-term debts (on the relevant sub-account of account 66 "Settlements on short-term credits and loans") at the time when according to the loan and/or credit contract the principal amount of the debt is due in 365 days.

If the Company receives a long-term loan under a contract providing for a periodical repayment of the loan amount, then at the time when each portion of the loan becomes due in 365 days it is referred to the short-term portion of the long-term debts on the relevant sub-account of account 66 "Settlements on short-term credits and loans".

In case an agreement is concluded for the extension of the short-term loan contract or postponement of the maturity date of the short-term portion of the long-term debt so that the loan or its portion becomes due in more than 365 days, the amount of indebtedness on the loan or a portion thereof must be referred from the short-term debts to the long-term debts (relevant sub-account of account 67 "Settlements on long-term credits and loans").

The income payable to the lender in the form of interest accrues evenly (on the monthly basis) at the rate set in the contract. If under the contract terms interest is not paid on the last day of the month, debt to the creditor should be increased by the sum of the interest as of the end of the month.

For loans received by the Company in money by issuing promissory notes or bonds, the funds of which have been directly fully (or partially) used to form investment assets, the amount of the discount shall be included in the deferred expenses with subsequent monthly writing off in equal parts during the securities circulation period to the investment assets cost increase until they are included in the fixed assets.

For loans received in the monetary form of and through the issue of own bills/notes or bonds, the funds of which have been directly fully (or partially) used to form investment assets, the amount of the interest shall be included in the investment assets cost increase until they are included in the fixed assets.

For promissory notes with the reservation "at sight but not earlier", used as the term based on which the discount is determined as at the end of the accounting period is the intended term of the bills of exchange determined in accordance with the bills of exchange legislation (365 (366) days plus the period from the date of the bill of exchange till the earliest date of presentation for payment).

Additional expenses connected with the receipt of loans and credits, placement of loan obligations are included in the operating expenses in the accounting period in which these expenses were made.

Under the received credits and the loans expressed in foreign currency and subject to repayment in rubles, cost of obligations in the sum of the primary debt and interest due to payment shall be recalculated at the exchange rate of the Central bank of the Russian Federation as of the accounting date.

2.10. Accounting of intra-company settlements and provision of information by detached divisions

To keep records of the intra-company circulation, the Company uses account 79 "Intra-company settlements".

All financial and economic operations between the divisions of the Company are performed on the basis of notices (letters of advice) via the superior management level. Operations between the divisions of branches are performed through the relevant branches. Operations between branches are performed through the General Management of the Company.

2.11. Creation of special-purpose funds

The Company does not create funds using the retained profit of the year under report, except when legislation or constituent documents of the Company provide for the creation of these funds. In this case the procedure of creation and use of these funds is determined based on the decision of the General Shareholders' Meeting of the Company subject to the requirements of the Law "On Joint-Stock Companies".

2.12. Creation and use of reserves

The Company creates the following reserves:
• financial investments depreciation reserve (as of the year-end);
• doubtful debts reserves (on the quarterly basis);
• tangibles depreciation reserve (as of the year-end);
• future expenses reserves (on the monthly basis);
• conditional liabilities reserve (as of the end of the accounting year).

The doubtful debts reserve is created on the quarterly basis before the preparation of accounting reports on doubtful debts.

The doubtful debts reserve is created based on the inventorying of debts receivable. The doubtful debts are ones, which are not repaid in the time, specified in the contract and are not secured by a pledge, surety, bank guarantee.

Taking into account that an individual analysis of each doubtful debt on communications services at communications enterprises is impossible because of the large number of subscribers, the reserve is created for the amount of 100% of all outstanding debts which as at the reserve creation date are 90 or more days overdue. No reserve is created for the debts, which are less than 90 days overdue.

2.13. State aid accounting

The state budget allocations (subventions, subsidies) are recognized in the accounting records as the funds and resources other than funds are actually received.

2.14. Financial investments accounting

The financial investments are classified for accounting purposes by the kinds of investments and their terms.

In case of sale, other retirement, including redemption, of securities the retiring issueable securities are valuated under the FIFO method and the retiring non-issueable securities are valuated according to the actual value of each security.

By their term, the financial investments are divided into:
• ***long-term investments*** – such investments which are made with the intention to receive incomes thereon for more than 12 months after the accounting date, if their fixed period exceeds 12 months after the accounting date;
• ***short-term investments***:
• investments made without the intention to receive incomes thereon for more than 12 months;
• investments whose fixed period does not exceed 12 months after the accounting date;
• securities acquired for resale, regardless of their period.

Long-term financial investments are to be transferred to the short-term ones:
• as the result of change of the intentions to receive income on them for more than 12 months after the accounting date;
• if they become mature in not more than 12 months after the accounting date.

The short-term financial investments the maturity period of which exceeds 12 months after the accounting date are to be referred to the long-term ones (on the relevant sub-account) in case of change of the initial intention to receive income on them for not more than 12 months after the accounting date.

Investments are classified as to their term by the unit (person) appointed by the order of the Company General Director and this classification is stated in the document prepared on the Company-approved form and transferred to the accounting department.

The original cost of financial investments acquired for payment is formed in the amount of actual acquisition expenses.

The initial cost of financial investments acquired under contracts providing for payment in rubles in the amount equivalent to an amount in foreign currency (conditional monetary units) is formed with allowance for the differences in amounts arising before the acceptance of assets as financial investments.

For debentures, the difference between the actual security acquisition expenses and the par value of this security is not referred to the financial results.

The cost of the financial investments whose current market value may be determined according to the established method is adjusted as of the end of the year under report.

2.15. Accounting of expenses on research-and-development and technological works

For reporting purposes, the finished research-and-development and technological works the results of which are not liable to legal protection under effective legislation or are liable to legal protection but are not documented according to the statutory regulations are classified as other non-current assets.

The research-and-development expenses are linearly written off to expenses on ordinary activities from the 1st day of the month following the month in which the actual use of the results in the manufacture of products, provision of services or for the management needs began.

The amortization period for the research-and-development expenses is established upon the completion of these works by an ad hoc commission and is approved by the order; this period cannot exceed the period during which economic benefits (incomes) are expected, subject to a maximum of 3 years.